UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

31/12/2003

Report on Economic and
Financial Analysis

DECEMBER 2003

Financial Market Indicators (%)
Index	2002			2003
	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December
CDI	4.42	4.98	19.12	5.61	4.40	23.26
IBOVESPA - Average	(22.60)	30.69	(17.01)	23.42	38.88	97.34
USD - Commercial rate	36.93	(9.28)	52.27	1.79	(1.17)	(18.23)
IGP-M	6.82	13.36	25.30	1.14	1.49	8.70
IPCA - IBGE	2.58	6.56	12.53	1.32	1.15	9.30
TJLP	2.41	2.41	9.87	2.87	2.63	11.48
TR	0.71	0.90	2.80	1.29	0.69	4.65

	U.S. dollar (closing price - sell)
USD - Commercial rate (in reais)	3.8949	3.5333	3.5333	2.9234	2.8892	2.8892

Compulsory Deposit Rates (%)
Index	2002		2003
	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.
Demand deposits (1)	45	45	45	45
Additional (2)	3	8	8	8
Time deposits (3)	15	15	15	15
Additional (2)	3	8	8	8
Savings deposits (4)	20	20	20	20
Additional (2)	5	10	10	10

(1)	Cash deposit - no remuneration.
(2)	Cash deposit - SELIC rate.
(3)	Deposit in Government Securities.
(4)	Cash deposit - Reference Rate (TR) + interest of 6.17% p.a.

N.B. Compulsory rate on demand deposits was 60% from February through August 2003.

Rates and Limits (%)
Index	2002		2003
	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.
Income tax	25	25	25	25
Social contribution	9	9	9	9
PIS (1)	0.65	0.65	0.65	0.65
COFINS (2)	3	3	4	4
Legal reserve on net income	5	5	5	5
Maximum fixed assets (3)	60	50	50	50
Minimum capital - Basel (4)	11	11	11	11
(1)	The rate applicable to non-financial and similar companies was reduced to 1.65% (non-cumulative PIS) from December 2002.
(2)	The rate applicable to financial and similar companies was increased to 4% in September 2003 and remains at 3% for other companies.
(3)	On reference equity.
(4)	Reference equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes“, “anticipates“, “plans“, “expects“, “intends“, “aims“, “evaluates“, “predicts“, “foresees“, “projects“, “guidelines“, “should“ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Contents

  1 - Analysis of Consolidated Results

•  Profitability
•  Comparative Statement of Income
•  Analysis of the Statement of Income
•  Results by Business Segment
•  Increase in the Main Statement of Income Items for the Year
•  Increase in the Main Statement of Income Items for the Final Quarter
•  Increase in Financial Margin Items plus Exchange Adjustment for the Year
•  Increase in Financial Margin Items plus Exchange Adjustment for the Final Quarter
•  Analysis of the Adjusted Financial Margin and Average Rates
•  Provision for Loan Losses
•  Commissions and Fees
•  Administrative and Personnel Expenses
•  Human Resources
•  Operating Efficiency
•  Activity-Based Costing

2 - Consolidated Equity Analysis

•  Balance Sheet by Currency and Exchange Exposure
•  Balance Sheet by Maturities
•  Comparative Balance Sheet
•  Equity Analysis
•  Securities
•  Credit Operations
•  Funding
•  Savings Accounts
•  Asset Management

3 - Consolidated Information for the Period and Operating Structure

•  Balance Sheet
•  Statement of Income for the Period
•  Results per Thousand Shares
•  Net Book Value and Market Value
•  Cash Generation
•  Change in Number of Outstanding Shares
•  Performance Ratios
•  Historical Data
•  Other Ratios
•  Risk Management
•  Added Value
•  Checking Accounts
•  Customer Service Network
•  Banco Postal
•  Bradesco Day and Night Customer Service Channels
•  Cards
•  Bradesco Corporate Banking
•  Bradesco Empresas (middle market)
•  Bradesco Private Banking
•  Bradesco Prime
•  International Area
•  Capital Market
•  Structured Transactions
•  Collection and Tax and Utility Collections
•  Stock, Custody and Controllership Services
•  Investments in Infrastructure, Information Technology and Telecommunications
•  Banco BCN S.A.
•  Banco Finasa S.A.
•  Bradesco Insurance Group
•  Bradesco S.A. - Corretora de Títulos e Valores Mobiliários
•  Bradesco Securities Inc.
•  Leasing Companies
•  Bradesco Consórcios (consortium purchase plans)
•  Risk Ratings
•  Ranking
•  Awards
•  Sociocultural Events
•  Corporate Organization Chart
•  Administrative Body
•  Fundação Bradesco (The Bradesco Foundation)
•  Annual Statement of Social Responsibility
•  Independent Auditors' Report

4 - Consolidated Balance Sheets and Statements of Income - 1999 to 2003

•  Consolidated Balance Sheets
•  Consolidated Statements of Income

5 - Financial Statements, Report of the Fiscal Council and Independent Auditors' Report

•  Message to Our Stockholders
•  Directors' Report
•  Balance Sheet
•  Statement of Income
•  Statement of Changes in Stockholders' Equity
•  Statement of Changes in Financial Position
•  Notes to the Financial Statements
•  Board of Directors, Board of Executive Officers and Disclosure Committee
•  Report of the Fiscal Council (Conselho Fiscal)
•  Independent Auditors' Report

Cross Reference Index

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

1 - Analysis of Consolidated Results

•  Profitability

In 2003, Bradesco reported net income of R$ 2,306 billion for the year, corresponding to R$ 1.45 per thousand shares and a return of 17.0% on closing stockholders' equity and 18.9% on average stockholders' equity.

In 2003, net income increased by 14.0%, compared to the prior year.

Net income for the fourth quarter of 2003 (4Q03) was R$ 715 million, an increase of 26.8% in comparison with the third quarter of 2003 (3Q03).

The annual return on total assets was 1.3%.

Comparative Statement of Income - In millions of reais

	Accumulated to December 2002	Accumulated to December 2003	% Variation	3rd Qtr. 2003	4th Qtr. 2003	% Variation
INCOME FROM LENDING AND TRADING ACTIVITIES	31,913	27,530	(13.7)	7,912	7,442	(5.9)
Credit operations	15,726	12,295	(21.8)	3,505	3,169	(9.6)
Leasing operations	408	308	(24.5)	86	78	(9.3)
Securities	9,528	7,329	(23.1)	2,312	2,231	(3.5)
Financial income on insurance, private pension plans and savings bonds	3,272	5,360	63.8	1,335	1,412	5.8
Derivative financial instruments	(2,073)	55	(102.7)	33	9	(72.7)
Foreign exchange transactions	4,457	797	(82.1)	275	254	(7.6)
Compulsory deposits	595	1,386	132.9	366	289	(21.0)
EXPENSES	23,260	17,202	(26.0)	5,357	4,251	(20.6)
Interest and charges on:
Deposits	10,993	10,536	(4.2)	3,434	2,605	(24.1)
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	2,241	3,120	39.2	761	701	(7.9)
Borrowings and onlendings	7,194	1,083	(84.9)	555	490	(11.7)
Leasing operations	13	13	-	4	3	(25.0)
Provision for loan losses	2,819	2,450	(13.1)	603	452	(25.0)
INCOME FROM FINANCIAL INTERMEDIATION	8,653	10,328	19.4	2,555	3,191	24.9
OTHER OPERATING INCOME (EXPENSES)	(6,343)	(6,775)	6.8	(1,888)	(2,304)	22.0
Commissions and fees	3,712	4,557	22.8	1,182	1,275	7.9
Income from insurance premiums, private pension plans and savings bonds	10,135	12,495	23.3	3,119	3,697	18.5
Insurance premiums retained	4,914	5,686	15.7	1,472	1,505	2.2
Private pension plan contributions	4,201	5,653	34.6	1,355	1,878	38.6
Income on savings bonds	1,020	1,156	13.3	292	314	7.5
Variation in technical reserves for insurance, pension plans and savings bonds	(2,785)	(3,811)	36.8	(895)	(1,191)	33.1
Variation in technical reserves for insurance	(167)	(309)	85.0	(86)	(76)	(11.6)
Variation in technical reserves for pension plans	(2,379)	(3,317)	39.4	(736)	(1,037)	40.9
Variation in technical reserves for savings bonds	(239)	(185)	(22.6)	(73)	(78)	6.8
Claims - insurance operations	(3,615)	(4,321)	19.5	(1,111)	(1,139)	2.5
Savings bond redemptions	(721)	(959)	33.0	(252)	(255)	1.2
Insurance and pension plan selling expenses	(667)	(762)	14.2	(191)	(208)	8.9
Insurance product selling expenses	(550)	(627)	14.0	(152)	(169)	11.2
Pension plan selling expenses	(117)	(135)	15.4	(39)	(39)	-
Expenses with pension plan benefits and redemptions	(1,689)	(2,792)	65.3	(756)	(999)	32.1
Personnel expenses	(4,076)	(4,779)	17.2	(1,306)	(1,272)	(2.6)
Other administrative expenses	(4,028)	(4,814)	19.5	(1,233)	(1,328)	7.7
Tax expenses	(848)	(1,054)	24.3	(255)	(293)	14.9
Equity in the earnings of associated companies	65	5	(92.3)	7	31	342.9
Other operating income	1,321	2,119	60.4	401	224	(44.1)
Other operating expenses	(3,147)	(2,659)	(15.5)	(598)	(846)	41.5
OPERATING INCOME	2,310	3,553	53.8	667	887	33.0
NON-OPERATING INCOME	186	(841)	(552.2)	10	(74)	(840.0)
INCOME BEFORE TAXES AND PROFIT SHARING	2,496	2,712	8.7	677	813	20.1
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(460)	(397)	(13.7)	(111)	(96)	(13.5)
MINORITY INTEREST IN SUBSIDIARIES	(13)	(9)	(30.8)	(2)	(2)	-
NET INCOME	2,023	2,306	14.0	564	715	26.8
RETURN ON STOCKHOLDERS' EQUITY (%) ANNUALIZED	18.7	17.0	-	18.6	22.8	-

•  Analysis of the Statement of Income - In millions of reais

Income from Credit and Leasing Operations
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
16,121	12,590	(21.9)	3,587	3,244	(9.6)
This decrease mainly reflects: (i) negative exchange variation of 18.2% for the year (2003) against positive exchange variation of 52.3% in 2002, impacting U.S. dollar-indexed operations, partially mitigated by (ii) the increase in average interest rates in 2003.

The decrease was due in part to: (i) negative exchange variation of 1.2% for 4Q03, against positive exchange variation of 1.8% in 3Q03, impacting U.S. dollar-indexed operations ; and (ii) decrease in average interest rates in 4Q03.

Results of Securities (TVM) and Derivative Financial Instrument Operations
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
7,455	7,384	(1.0)	2,345	2,240	(4.5)
This variation for the year was due in part to: (i) negative exchange variation of 18.2% in 2003, against positive exchange variation of 52.3% in 2002, impacting U.S. dollar-indexed or dollar-denominated securities, partially offset by: (ii) income on securities as a result of market recovery and gains on treasury operations - R$ 699; (iii) the increase in average interest rates and increase in average volume in 2003; and (iv) income determined on the sale of shares of Latasa - R$ 195.

The variation for the period mainly reflects: (i) the decrease in average interest rates in 4Q03; (ii) negative exchange variation of 1.2% for 4Q03, against positive exchange variation of 1.8% in 3Q03; and (iii) positive results determined on the sale of shares of Latasa - R$ 195, in 4Q03.

Financial Income on Insurance, Private Pension Plans and Savings Bonds
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
3,272	5,360	63.8	1,335	1,412	5.8
The increase for the year reflects: (i) the growth in average volume of securities subject to technical reserves, especially VGBL and PGBL products; and (ii) the increase in average interest rates in 2003.
			The increase reflects mainly the growth in average volume of securities subject to technical reserves, in particular the VGBL product.

Results of Foreign Exchange Transactions
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
4,457	797	(82.1)	275	254	(7.6)
This account should be analyzed net of foreign funding expenses used to finance import/export operations, as described in Note 13a to the financial statements. Net of these deductions, results would total R$ 386 for 2002 and R$ 325 for 2003, affected by (i) negative exchange variation for the year partially offset by (ii) the increase in the average volume of the fx portfolio.

This account should be analyzed net of foreign funding expenses used to finance import/export operations. Net of these deductions, results would total R$ 61 for 3Q03 and R$ 130 for 4Q03, affected by the increase in the average volume of the fx portfolio in 4Q03.

Results of Compulsory Deposits
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
595	1,386	132.9	366	289	(21.0)
This variation was mainly due to: (i) the creation of an additional rate of 8% for demand and time deposits and of 10% for savings account deposits, both remunerated based on the SELIC rate from 3Q02; (ii) the increase in the TR reference rate used to remunerate savings account deposits, from 2.5% in 2002 to 4.6% in 2003; and (iii) the increase in the volume of deposits.
			The decrease reflects the drop from 5.6% in 3Q03 to 4.4% in 4Q03 in the SELIC rate, used to remunerate the additional compulsory deposit on deposits.

Interest and Charges on Deposits
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
10,993	10,536	(4.2)	3,434	2,605	(24.1)
This decrease reflects, for the most part, negative exchange variation of 18.2% in 2003 against positive exchange variation of 52.3% in 2002, particularly impacting securities issued abroad, offset by the increase in average interest rates, especially TR and CDI used to adjust savings deposits and time deposits, respectively.

The variation was due substantially to less expense for: (i) time deposits - R$ 331; (ii) funding abroad – R$ 334; (iii) purchase and sale commitments - R$ 106; and (iv) savings deposits - R$ 104, mainly as a result of lower interest rates in 4Q03, such as: TR - 1.3% and 0.7%; CDI - 5.6% and 4.4%; and USD - 1.8% and (1.2%) in 3Q03 and 4Q03, respectively.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds
Twelve-month Period			2003
2002	2003	% Variation	3 rd Qtr.	4th Qtr.	% Variation
2,241	3,120	39.2	761	701	(7.9)
The increase for the year reflects: (i) the growth in the volume of technical reserves, particularly in VGBL and PBGL products; and (ii) the increase in the average interest rates of assets subject to technical reserves, reflected accordingly.
			This decrease reflects mainly the fall in average interest rates in 4Q03.

Expenses for Borrowings and Onlendings
Twelve-month Period			2003
2002	2003	% Variation	3 rd Qtr.	4th Qtr.	% Variation
7,194	1,083	(84.9)	555	490	(11.7)
The decrease is directly related to negative exchange variation of 18.2% in 2003, against positive exchange variation of 52.3% in 2002, mainly impacting foreign borrowings and onlendings.
The decrease mainly reflects negative exchange variation of 1.2% in 4Q03, against positive exchange variation of 1.8% in 3Q03, mostly affecting transactions with foreign borrowings and onlendings and the maturity of a portion of the transactions indexed or denominated in foreign currency.

Financial Margin
Twelve-month Period			2003
2002	2003	% Variation	3 rd Qtr.	4th Qtr.	% Variation
11,472	12,778	11.4	3,158	3,643	15.4
Margin growth was due mainly to: (i) increased average volume and the impact of average interest rates - R$ 468; (ii) income on securities as a result of market recovery and gains on treasury transactions - R$ 699; and (iii) income determined on the sale of shares of Latasa - R$ 195.

Margin increase was due for the most part to: (i) increased average volume and the impact of average interest rates - R$ 180; (ii) income on securities as a result of market recovery and gains on treasury transactions - R$ 93; (iii) income determined on the sale of shares of Latasa - R$ 195.

Expenses for Provision for Loan Losses
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
2,819	2,450	(13.1)	603	452	(25.0)
Excluding the additional provisions of R$ 272 and R$ 354, recorded for 2002 and for 2003, respectively, the decrease of R$ 451 in this expense reflects the Bank's continually improving selective credit granting policy, resulting from the ongoing enhancement of its credit rating instruments.

Excluding the additional provisions of R$ 5 and R$ 37, recorded for 3Q03 and for 4Q03, respectively, the decrease of R$ 183 in this expense reflects the Bank's continually improving selective credit granting policy, resulting from the ongoing enhancement of its credit rating instruments.

Income on Commissions and Fees
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
3,712	4,557	22.8	1,182	1,275	7.9
This growth reflects increases in transactions and number of customers and improved collection of bank charges: (i) checking accounts - R$ 198, principally maintenance charges; (ii) cards - R$ 176; (iii) credit operations - R$158, mainly from contracting and opening of credit; (iv) managed funds – R$ 132; and (v) consolidation of BBV Banco - R$ 91.

Revenue growth reflects increases in transactions and number of customers and improved collection of bank charges: (i) fund management - R$ 27; (ii) checking accounts - R$ 24; (iii) cards - R$ 17; (iv) credit operations - R$ 11; and (v) consortium - R$ 6.

Income from Insurance Premiums, Private Pension Plans and Savings Bonds
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
10,135	12,495	23.3	3,119	3,697	18.5
The variation for the year is detailed below:			The variation for the quarter is detailed below:

a) Insurance Premiums Retained
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
4,914	5,686	15.7	1,472	1,505	2.2
This variation was mainly derived from increases in the sales of Auto and Health products.			The variation was mainly due to increases in the sales of Life products.

b) Private Pension Plan Contributions
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
4,201	5,653	34.6	1,355	1,878	38.6
This variation in revenue was mainly derived from increases in the sales of VGBL and PGBL products.			The variation in revenue was substantially derived from an increase in the sales of VGBL, especially for 4Q03.

c) Income on Savings Bonds
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
1,020	1,156	13.3	292	314	7.5
This growth reflects increased sales and the re-investment of single payment bonds maturing during the year.			This growth reflects increased sales and the re-investment of single payment bonds matured in 4Q03.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(2,785)	(3,811)	36.8	(895)	(1,191)	33.1
Details on this variation for the year are presented below:			Details on the variation for the quarter are presented below:

a) Variation in Technical Reserves for Insurance
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(167)	(309)	85.0	(86)	(76)	(11.6)
Reserves are directly related to the production of premium in their respective effective periods.			Reserves are directly related to the production of premium in their respective effective periods.

b) Variation in Technical Reserves for Pension Plans
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(2,379)	(3,317)	39.4	(736)	(1,037)	40.9
This variation was mainly due to the increase in VGBL and PGBL product sales, particularly at the end of the year with the recording of the corresponding reserves.			This variation for the quarter was substantially due to the increase in VGBL product sales, particularly in 4Q03 with the recording of the corresponding reserves.

c) Variation in Technical Reserves for Savings Bonds
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(239)	(185)	(22.6)	(73)	(78)	6.8
The variation in technical reserves, recorded in compliance with SUSEP regulations, is directly related to savings bond revenues and redemptions.			The variation in technical reserves, recorded in compliance with SUSEP regulations, is directly related to savings bond revenues and redemptions.

Insurance Claims
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(3,615)	(4,321)	19.5	(1,111)	(1,139)	2.5
The increase in expense with claims was due to: (i) increased Auto and Health line indemnities; and (ii) the change in methodology for calculating the provision for claims incurred but not reported (IBNR) in the Health line, in compliance with ANS legislation.
			The increase in claims reflects mainly the increase in indemnities in the Auto and Life lines.

Savings Bond Redemptions
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(721)	(959)	33.0	(252)	(255)	1.2
This growth was mainly generated by the increase in the volume of single payment bonds maturing in 2003.			Redemptions remained practically stable for the quarter.

Insurance and Pension Plan Selling Expenses
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(667)	(762)	14.2	(191)	(208)	8.9
The variation for the year is detailed below:			The variation for the quarter is detailed below:

a) Insurance Product Selling Expenses
Twelve-month Period			2003
2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation
(550)	(627)	14.0	(152)	(169)	11.2
This increase was generated mainly by growing Auto-line insurance sales, maintaining the ratio of sales to premiums consistent with the prior year.			This increase was generated substantially by growing insurance sales.

b) Pension Plan Selling Expenses

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

(117)	(135)	15.4	(39)	(39)	-

The increase in this expense reflects the growth in VGBL product sales.			Expenses remained stable.

Expenses with Pension Plan Benefits and Redemptions

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

(1,689)	(2,792)	65.3	(756)	(999)	32.1

The variation for the year was mainly generated by increased private pension plan redemptions and insurance policies as a result of specific VGBL product features, which permit redemptions subsequent to the corresponding grace period.

			The variation for the quarter was generated substantially by increased private pension plan redemptions (PGBL).

Personnel Expenses

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

(4,076)	(4,779)	17.2	(1,306)	(1,272)	(2.6)

The growth was mainly due to: (i) salary increases, pursuant to collective-labor agreement (September/02) - R$ 177; (ii) appropriation of collective-labor agreement (September/03) - R$ 166; (iii) increase in single payment bonus compared to 2002 - R$ 23; (iv) consolidation of BBV Banco from June 2003 - R$ 187; and (v) consolidation of 12 months of expense in Mercantil in 2003, compared to only 9 months in 2002 - R$ 70.

The variation was due mostly to: (i) salary increases, pursuant to collective-labor agreement - R$ 93; (ii) increase in the volume of provision for labor claims and indemnities - R$ 33; against (iii) effect of the collective-labor agreement in 3Q03 - R$ 171, which include the single payment bonus - R$ 98.

Other Administrative Expenses

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

(4,028)	(4,814)	19.5	(1,233)	(1,328)	7.7

The variation in this expense was mostly due to increased expenses for: (i) third-party services - R$ 94; (ii) depreciation and amortization - R$ 87; (iii) rents - R$ 66, of which R$ 58 is generated by branches which were sold at auctions; (iv) transport - R$ 61; (v) communications - R$ 50; (vi) leasing - R$ 56; (vii) publicity and advertising - R$ 45; and (viii) consolidation of BBV Banco R$ 175.

The variation in this expense was mostly due to increased expenses for: (i) publicity and advertising - R$ 56; (ii) third-party services - R$ 17; (iii) Rents - R$ 10, generated by branches which were sold at auctions; and (iv) transport - R$ 9.

Tax Expenses

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

(848)	(1,054)	24.3	(255)	(293)	14.9

This increase was substantially generated by growing expenses for PIS/COFINS/ISS consistent with taxable income growth and the increase in the COFINS rate from 3% to 4% in September 2003.			The variation for the quarter mainly reflects the increase in expense for COFINS - R$ 39, as a result of increases in the rate and calculation base.

Equity in the Earnings of Associated Companies

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

65	5	(92.3)	7	31	342.9

This variation was mainly the result of: (i) equity in earnings determined in IRB Brasil Resseguros S.A. - R$ 62 for 2002, compared to R$ 32 for 2003; and (ii) equity in loss in U.G.B. of R$ (8) for 2002, compared to R$ (35) for 2003.

			This variation was mainly the result of equity in earnings determined in IRB Brasil Resseguros S.A. - R$ 20 for 3Q03, compared to R$ 40 for 4Q03.

Other Operating Income

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

1,321	2,119	60.4	401	224	(44.1)

The increase for the year is mainly due to the growth in the “Reversal of other operating provisions” account, in particular, the reversal of the provision for exchange variation - R$ 504 in 2003.

The variation for the quarter was due to: (i) less reversal of provisions in 4Q03 - R$ 106; and (ii) less income determined on the sale of merchandise in the consolidated non-financial companies - R$ 28.

Other Operating Expenses

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

(3,147)	(2,659)	(15.5)	(598)	(846)	41.5

The variation for the year is mainly due to a provision for exchange variation recorded in the amount of R$ 504 in 2002.			The increase for the quarter was mainly generated by provisions recorded - R$ 97 and loss on credit operations - R$ 95.

Operating Income

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

2,310	3,553	53.8	667	887	33.0

The variation for the year reflects substantially: (i) the positive variation in financial margin - R$ 97 (excluding financial income on securities, private pension plans and savings bonds); (ii) the change in the provision for exchange variation, with amounts of R$ 504 and R$ 504 recorded and reversed for 2002 and 2003, respectively ; (iii) increased income from commissions and fees - R$ 845; (iv) increase in the margin of contribution from securities, private pension plan and savings bond operations - R$ 402; (v) less expense with provision for loan losses - R$ 369; partially offset by: (vi) increase in expenses for personnel - R$ 704 and administrative expenses - R$ 786.

The increase for the quarter was mainly due to: (i) positive variation in financial margin - R$ 348 (excluding financial income on securities, private pension plans and savings bonds); (ii) less expense with provision for loan losses - R$ 151; (iii) increase in the margin of contribution from securities, private pension plan and savings bond operations - R$ 129; (iv) increase in income from commissions and fees - R$ 93; partially offset by: (v) increase in personnel and administrative expenses - R$ 60; (vi) increase in tax expenses - R$ 38: and (vi) increase in other operating expenses, mainly operating provisions - R$ 203 and sundry losses - R$ 103.

Non-operating Income

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

186	(841)	(552.2)	10	(74)	(840.0)

The variation for the year is mainly due to: (i) extraordinary amortization of goodwill - R$ 799; and (ii) less income determined from the auction of branches - R$ 70, in 2003 compared to 2002.			The variation for the quarter is mainly due to extraordinary amortization of goodwill - R$ 118.

Income Tax and Social Contribution

Twelve-month Period			2003

2002	2003	% Variation	3rd Qtr.	4th Qtr.	% Variation

(460)	(397)	(13.7)	(111)	(96)	(13.5)

The variation in income tax and social contribution expense reflects tax charges on pre-tax income, adjusted by permanent additions and exclusions, as described in Note 35 to the financial statements.			The variation in income tax and social contribution expense for the quarter reflects tax charges on pre-tax income, adjusted by permanent additions and exclusions.

Results by Business Segment - In millions of reais

	Accumulated to December 2003

	Financial		Insurance Group		Other Activities	Amount Eliminated	Total Consolidated

	Local	Foreign	Local	Foreign

Income from financial intermediation	7,664	398	2,241	2	24	(1)	10,328
Other operating income (expenses)	(6,415)	(75)	(1,563)	(1)	31	1	(8,022)
Commissions and fees	4,085	8	188	-	564	(288)	4,557
Personnel expenses	(4,116)	(23)	(461)	-	(179)	-	(4,779)
Other administrative expenses	(4,360)	(58)	(548)	(4)	(179)	335	(4,814)
Other revenue (expenses)	(2,024)	(2)	(742)	3	(175)	(46)	(2,986)

Net income	1,249	323	678	1	55	-	2,306

Increase in the Main Statement of Income Items for the Year - In millions of reais

Increase in the Main Statement of Income Items for the Final Quarter - In millions of reais

(*) Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

Increase in Financial Margin Items plus Exchange Adjustment for the Year - In millions of reais

Increase in Financial Margin Items plus Exchange Adjustment for the Final Quarter - In millions of reais

(1) Including income on credit operations + income on leasing operations + adjustments to income on foreign exchange transactions (Note 13a);
(2) Includes interest and charges on deposits + expenses for borrowings and onlendings + income on compulsory deposits + price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds + adjustments to income on foreign exchange transactions (Note 13a);
(3) Includes income on securities transactions + financial income on insurance, private pension plans and savings bonds + income on derivative financial instruments + adjustments to income on foreign exchange transactions (Note 13a); and
(4) Includes income on foreign exchange transactions + adjustments to income on foreign exchange transactions (Note 13a).

Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

In millions of reais	Accumulated to December 2002	Accumulated to December 2003	3rd Qtr. 2003	4th Qtr. 2003

Credit operations	42,440	44,051	44,660	45,180
Leasing operations	1,727	1,481	1,480	1,430
Advances on foreign exchange contracts	5,432	5,876	5,991	6,175
1 - Total - Average balance (quarterly)	49,598	51,407	52,131	52,786
2 - Income (*)	20,580	13,387	3,863	3,499
3 - Average return annualized exponentially (2/1)	41.5%	26.0%	33.1%	29.3%
(*) Includes income from credit operations, net results from leasing operations and results on foreign exchange transactions.

Securities x Income on Security Transactions

In millions of reais	Accumulated to December 2002	Accumulated to December 2003	3rd Qtr. 2003	4th Qtr. 2003

Securities	38,394	43,188	45,351	50,855
Interbank investments	9,713	25,232	24,777	30,141
Subject to repurchase agreements	(11,842)	(20,957)	(20,819)	(27,931)
Derivative financial instruments	(597)	(322)	(321)	(192)
4 - Total - Average balance (quarterly)	35,667	47,141	48,988	52,874
5 - Income on security transactions (net of expenses for repurchase agreements) (*)	8,678	8,783	2,562	2,637
6 - Average rate annualized exponentially (5/4)	24.3%	18.6%	22.6%	21.5%
(*) Includes financial income on securities, private pension plans and savings bonds and derivative financial instruments.

Total Assets x Income from Financial Intermediation

In millions of reais	Accumulated to December 2002	Accumulated to December 2003	3rd Qtr. 2003	4th Qtr. 2003

7 - Total assets - Average balance (quarterly)	127,396	156,547	159,426	170,231
8 - Income from financial intermediation	31,913	27,530	7,912	7,443
9 - Average rate annualized exponentially (8/7)	25.1%	17.6%	21.4%	18.7%

Funding x Expenses

In millions of reais	Accumulated to December 2002	Accumulated to December 2003	3rd Qtr. 2003	4th Qtr. 2003

Deposits	50,020	56,883	57,579	58,180
Funds from acceptance and issuance of securities	4,749	5,719	6,825	7,376
Interbank and interdepartmental accounts	1,183	1,857	1,604	1,893
Subordinated debt	2,035	3,705	3,410	4,238
10 - Total funding - Average balance (quarterly)	57,987	68,166	69,418	71,687
11 - Expenses (*)	8,350	5,189	1,951	1,302
12 - Average rate annualized exponentially (11/10)	14.4%	7.6%	11.7%	7.5%

(*) Funding expenses without repurchase agreements less income on compulsory deposits.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds x Expenses

In millions of reais	Accumulated to December 2002	Accumulated to December 2003	3rd Qtr. 2003	4th Qtr. 2003

13 - Technical Reserves for Insurance, Private Pension Plans and Savings Bonds - Average balance (quarterly)	15,869	22,762	23,597	25,435
14 - Expenses (*)	2,241	3,120	761	701
15 - Average rate annualized exponentially (14/13)	14.1%	13.7%	13.5%	11.5%
(*) Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

In millions of reais	Accumulated to December 2002	Accumulated to December 2003	3rd Qtr. 2003	4th Qtr. 2003

Borrowings	9,677	8,375	7,917	7,673
Onlendings	6,491	7,069	6,962	7,318
16 - Total borrowings and onlendings - Average balance (quarterly)	16,169	15,444	14,879	14,991
17 - Expenses for borrowings and onlendings	7,194	1,083	555	490
18 - Average rate annualized exponentially (17/16)	44.5%	7.0%	15.8%	13.7%

Total Assets x Financial Margin

In millions of reais	Accumulated to December 2002	Accumulated to December 2003	3rd Qtr. 2003	4th Qtr. 2003

19 - Total assets - Average balance (quarterly)	127,396	156,547	159,426	170,231
20 - Financial margin (*)	11,472	12,778	3,158	3,643
21 - Average rate annualized exponentially (20/19)	9.0%	8.2%	8.2%	8.8%
(*) Income from financial intermediation excluding provision for loan losses (PDD).

Financial Market Indicators

Analysis of Financial Margin

Bradesco's consolidated financial margin (before PDD) totaled R$ 12,778 million for 2003, an 11.4% increase as compared to R$ 11,472 million for 2002.

The financial margin for the fourth quarter of 2003 (4Q03) totaled R$ 3,643 million compared to R$ 3,158 million for 3Q03 and R$ 2,941 million for 4Q02, ie, an increase of 15.4% and 23.9%, respectively.

We present below the main factors responsible for the growth in financial margin:

  Average balance of technical reserves for insurance, private pension plans and savings bonds was up from R$ 15,869 million in 2002 to R$ 22,762 million in 2003, a growth rate of 43.4%. At the end of December 2003, the balance of these reserves was R$ 26,409 million. For the most part, these are medium and long-term funds providing Bradesco with a stable base of resources.
  Total deposits grew by 13.7%, comparing average balances in 2003 to 2002, in particular, demand deposits (up by 17.6%) and savings deposits (up by 8.7%). This growth was the result of Bradesco's successful efforts to secure new customers, an increase of 11.3% between 2002 and 2003, as well as the creation of a number of different business lines, forming a wide range of products, services and customer service channels designed to meet the demands of our customers. For example, we highlight the acquisition of BBV Banco, the creation of the consortium purchase system Bradesco Consórcios, the post-office bank Banco Postal, Finasa Promotora and conclusion of the customer segmentation process, among others.
  Credit operations, leasing operations and advances on foreign exchange contracts grew by 3.6% comparing average balances in 2002 and 2003. In 4Q03, the average balance of these operations totaled R$ 52,786 million, a 1.3% increase over 3Q03 and a 2.5% increase over the same quarter in 2002. We stress that a portion of these operations is subject to exchange variation and accordingly, following an 18.2% strengthening of the real this year, dollar-indexed credit operations suffered a negative impact.
  The excellent positioning of Bradesco's securities and derivatives portfolios was also responsible for the increase in financial margin, since in 2003 the markets recovered with a positive effect on results of security transactions.

Financial margin on total average assets in 4Q03 was 8.8% compared to 8.2% in 3Q03, up by 0.6 percentage points.

Comparing 2003 to 2002, the financial margin rates on average total assets were 8.2% and 9.0% respectively. However, the 2002 financial margin was affected by the significant exchange variation recorded in that year which totaled 52.3%. Adopting a conservative approach, Bradesco recorded an additional provision for market fluctuation and risk, recognized in other operating expenses in 2002 and reversed to other operating income in 2003.

Accordingly, adjusting this provision, the financial margin on total assets in 2002 would be 8.3% compared to 8.5% in 2003.

Banco Bradesco's principal activity which is to finance production and consumption was not favorable in 2003, as a result of the macroeconomic scenario, affected in particular by minimal GDP growth, which had a negative impact on the demand for new credit. This is further confirmed by comparing the growth of the Bank's share of credit and leasing operations and advances on foreign exchange contracts (ACC) with the average balance of total assets. While this share was 38.9% in 2002, these operations correspond to 32.8% in 2003.

Provision for Loan Losses

Movement of Allowance for Loan Losses

	In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Credit portfolio	53,599	50,801	50,801	52,776	54,336	54,336
Opening balance	3,529	3,818	2,941	4,109	4,151	3,665
Amount recorded for the year	896	579	2,819	603	451	2,449
Amount written off for the year	(607)	(732)	(2,329)	(561)	(543)	(2,226)
Balance derived from acquired institutions	-	-	234	-	-	171
Closing balance	3,818	3,665	3,665	4,151	4,059	4,059
Specific provisions	2,125	1,943	1,943	1,939	1,816	1,816
Generic provisions	1,269	1,217	1,217	1,390	1,384	1,384
Additional provision	424	505	505	822	859	859
Credit recoveries	108	103	380	128	150	476

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

	In millions of reais

	December					2003

	1998	1999	2000	2001	2002	March	June	September	December

Allowance for loan losses - PDD (A)	1,215	1,908	2,507	2,941	3,665	3,902	4,109	4,151	4,059
Credit operations (B)	25,095	27,559	38,872	44,444	50,801	49,655	53,048	52,776	54,336
PDD on credit operations (A/B)	4.8%	6.9%	6.5%	6.6%	7.2%	7.9%	7.7%	7.9%	7.5%

Ratio of PDD coverage to abnormal course credits (D to H)

	In millions of reais

	2002		2003

	September	December	September	December

Total provisions (1)	3,818	3,665	4,151	4,059
Abnormal course credits (D to H) (2)	2,944	2,676	2,922	2,633
PDD coverage ratio (1/2)	129.7%	136.9%	142.1%	154.2%

Commissions and Fees

	In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Checking account	217	237	881	287	310	1,107
Cards	163	180	639	203	220	818
Fund management	105	102	460	168	195	609
Collection	144	147	556	155	155	595
Credit operations	110	113	407	149	160	57 9
Interbank charges	65	67	254	65	68	257
Collection of taxes	44	43	168	48	48	186
Custody and brokerage services	11	9	38	10	11	39
Other	75	93	309	97	108	367

Total	934	991	3,712	1,182	1,275	4,557

Administrative and Personnel Expenses

	In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Third-party services	182	180	673	210	227	799
Communications	146	150	548	161	168	623
Depreciation and amortization	105	115	418	137	127	530
Publicity and advertising	92	87	320	83	139	372
Transport	76	76	297	93	102	368
Financial system services	88	86	332	92	97	357
Rents	52	61	200	72	82	287
Leasing	60	69	223	79	70	279
Data processing	55	59	228	73	75	274
Maintenance and repairs	55	55	214	60	68	242
Materials	39	39	147	47	43	173
Water, electricity and gas	22	25	90	27	32	115
Travel	16	16	59	17	18	64
Other	75	93	279	82	80	331
Administrative expenses	1,063	1,111	4,028	1,233	1,328	4,814
Remuneration	538	540	2,036	632	646	2,380
Benefits	184	186	715	265	258	964
Social charges	216	195	753	196	244	831
Employee profit sharing	36	40	140	48	43	171
Bonus (single payment)	76	-	76	98	1	99
Training	13	14	49	16	15	61
Other	81	72	307	51	65	273
Personnel expenses	1,144	1,047	4,076	1,306	1,272	4,779

Total	2,207	2,158	8,104	2,539	2,600	9,593

Human Resources

At December 31, 2003, Bradesco's employees, including staff at the subsidiaries, totaled 75,781. The increase compared with December 2002 was generated mainly by the acquisition of BBV Banco in June 2003. Mercantil and BBV Banco employees are incorporated into Bradesco's December 2003 headcount. The following table presents the growth in the number of Bradesco employees:

	December					2003

	1998	1999	2000	2001	2002	June	December

Banco Bradesco	47,233	47,521	49,177	51,633	53,732	56,808	59,430
Subsidiaries	7,501	7,301	6,575	6,943	8,729	9,298	9,407
Subtotal Bradesco	54,734	54,822	55,752	58,576	62,461	66,106	68,837

Banco BCN	5,024	4,784	4,780	5,857	6,105	5,729	5,203
Subsidiaries	1,408	1,099	1,172	1,280	1,504	1,636	1,741
Subtotal BCN	6,432	5,883	5,952	7,137	7,609	7,365	6,944

Banco Baneb	-	2,756	2,514	-	-	-	-
Subsidiaries	-	50	-	-	-	-	-
Subtotal Baneb	-	2,806	2,514	-	-	-	-

Banco Boavista	-	-	1,564	-	-	-	-
Subsidiaries	-	-	22	-	-	-	-
Subtotal Boavista	-	-	1,586	-	-	-	-

Banco Mercantil	-	-	-	-	3,970	-	-
Subsidiaries	-	-	-	-	353	-	-
Subtotal Mercantil	-	-	-	-	4,323	-	-

BBV Banco	-	-	-	-	-	4,638	-
Subsidiaries	-	-	-	-	-	39	-
Subtotal BBV Banco	-	-	-	-	-	4,677	-

Total	61,166	63,511	65,804	65,713	74,393	78,148	75,781

N.B.: In June 2002, 751 Banco Cidade employees were incorporated by Banco BCN and 706 Banco BEA employees were incorporated by Banco Bradesco.

Human Resources December 2003

BY AGE		BY GENDER		BY EDUCATIONAL BACKGROUND		BY YEARS OF SERVICE WITH BRADESCO		BY MANAGERIAL POSITION

Younger than 30	45%			High School	31%	Less than 5 years	40%
From 31 to 40	38%	Men	55%	University	68%	From 6 to 10 years	11%	Non-managerial	49%
From 41 to 50	15%	Women	45%	Other	1%	From 11 to 20 years	39%	Managerial	51%
Older than 50	2%					More than 20 years	10%

Personnel Expenses

At December 31, 2003, Bradesco's accumulated personnel expenses totaled R$ 4.8 billion, including expenses for remuneration, social charges, benefits, training, employee profit sharing, bonus (single payment) and others.

Benefits offered by Bradesco to its employees include health insurance and dental care, as well as a supplementary retirement pension plan.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses Accumulated to December

Personnel Expenses by Business Segment Accumulated to December

Training

Bradesco's staff training activities are tuned to its organizational strategies, to the ongoing improvement of its customer service quality and to its capacity to produce results and are developed by its Training Department, which is ISO 9001:2000 certified.

Accordingly, the Training Program uses tailor-made methodologies, offering in-class or distance self-development training courses/initiatives to all of its staff, designed to meet both their professional and personal development needs.

The most innovative of these training methodologies, permitting the rapid inclusion of a considerable number of employees, is the ‘TreiNet', online training program which was used for the period from January to December 2003 by 209,494 participants for courses in Integration and Basic Banking, Financial Math, Business Accounting and Balance Sheet Analysis, Financial Market and Investments, Loans and Financing, Business Support Platforms, Convenience Services, Internal Control Systems, Savings Bonds, Vida e Previdência pension plans, Cashier Training, Written Communication and Performance Management and Decision-making Support (GDAD), Auto-line Insurance and Money Laundering Prevention.

Through the important partnerships entered into with Consulting Firms, Universities and Business Schools, such as USP, FGV and IBMEC, the Bank qualifies its professional staff to operate in the Organization's diverse specialist segments, such as Bradesco Empresas (Middle Market), Corporate Banking, Private Banking, Prime and Consortium.

The specialization courses offered at post-graduate level should be given particular emphasis. Three groups have now concluded their studies in Business Process Management, Foreign Trade and International Operations and Banking Business and another two groups are taking the Banking Business course. These courses are given by the prestigious FIA, FIPE and FGV universities.

Bradesco's compliance culture was also strengthened through distance learning courses, via manuals and TreiNet programs available to all the Organization's employees.

During the year, staff from the Mercantil and BBV banks were incorporated by Bradesco which required the organization of training courses on products, services, operating systems and customer service for 9,783 participants.

During the period from January to December of 2003, 1,268 courses were given, in 15,240 groups, with 414,314 employee participations and a total of 7,150,310 hours spent in training, as well as investments of R$ 61.2 million.

Increase in Employee Training Participation Thousand Participants

Total Amount Invested in Training In millions of reais

Operating Efficiency

	In millions of reais

	Year

	1998	1999	2000	2001	2002	2003

Personnel expenses	2,642	2,784	3,221	3,549	4,076	4,779
Employee profit sharing	(87)	(104)	(112)	(160)	(140)	(171)
Other administrative expenses	2,159	2,567	2,978	3,436	4,028	4,815
Total (1)	4,714	5,247	6,087	6,825	7,964	9,423
Financial margin = Gross income from financial intermediation less PDD	6,087	7,494	7,839	10,109	11,472	12,778
Commissions and fees	1,775	2,100	3,043	3,473	3,712	4,557
Income from retained insurance premiums, private pension plans and savings bonds	5,015	5,975	6,920	8,959	10,135	12,495
Variation in technical reserves for insurance, pension plans and savings bonds	(1,392)	(2,342)	(3,001)	(3,492)	(2,785)	(3,811)
Claims - insurance operations and savings bond redemptions	(2,631)	(2,844)	(2,866)	(3,996)	(4,336)	(5,279)
Insurance and pension plan selling expenses	(518)	(635)	(645)	(689)	(667)	(762)
Expenses with pension plan benefits and redemptions	(423)	(558)	(913)	(1,370)	(1,689)	(2,792)
Equity in the earnings of associated companies	157	127	156	71	65	5
Other operating expenses	(813)	(1,296)	(1,376)	(1,831)	(3,148)	(2,659)
Other operating income	560	1,070	903	1,326	1,321	2,119
Total (2)	7,817	9,091	10,060	12,560	14,080	16,651
Efficiency ratio (%) = (1/2)	60.3	57.7	60.5	54.3	56.6	56.6

Operating Efficiency Ratio (%)

The operating efficiency ratio remained stable compared to the prior year, confirming the Organization's successful efforts to control expenses. We stress that the synergy process relating to the Institutions acquired in recent years is still in progress.

Activity-Based Costing

As part of the Organization's ongoing pursuit to optimize its results and performance, our cost management model will be supported by Activity-Based Costing (ABC) methodology which has already provided, among others, support for studies relating to the formation and negotiation of banking charges, costing information for performance and decision-making support management and for customer profitability purposes, and for the formation of a database for analyses regarding the unification and rationalization of the Bank's different units.

The Organization is currently implementing ABM (Activity-Based Management) methodology which will rapidly lead to cost prevention practices and a pro-active approach as regards the identification of opportunities. Thus, at the same time as we improve our processes, we are also able to seamlessly integrate operating performance with strategic objectives, in the pursuit to create and/or sustain competitive advantages and value for both our customers and stockholders.

Accordingly, the future mission of the activity-based management model is to provide ongoing support for planning and controlling the Bank's business processes and to promote the permanent improvement of operating and tactical issues and to provide a firm basis for their strategic gearing.

2 – Consolidated Equity Analysis

  Balance Sheet by Currency and Exchange Exposure at December 31, 2003 - In millions of reais

		Currency
	Balance Sheet
		Local	Foreign(1)

ASSETS
Current and long-term receivables	171,142	141,420	29,722
Funds available	2,448	1,876	572
Interbank investments	31,724	27,793	3,931
Securities and derivative financial instruments	53,805	44,371	9,434
Interbank and interdepartmental accounts	14,528	14,522	6
Credit and leasing operations	43,469	36,784	6,685
Other receivables and assets	25,168	16,074	9,094
Permanent assets	4,956	4,586	370
Investments	862	497	365
Property and equipment in use and leased assets	2,326	2,322	4
Deferred charges	1,768	1,767	1
Total assets	176,098	146,006	30,092

LIABILITIES
Current and long-term liabilities	162,406	134,993	27,413
Deposits	58,024	53,837	4,187
Deposits received under security repurchase agreements	32,793	29,387	3,406
Funds from acceptance and issuance of securities	6,847	1,038	5,809
Interbank and interdepartmental accounts	2,311	1,093	1,218
Borrowings and onlendings	14,795	6,970	7,825
Derivative financial instruments	52	52	-
Technical reserves for insurance, savings bonds and private pension plans	26,409	26,409	-
Other liabilities
Subordinated debt	4,995	2,716	2,279
Other	16,180	13,491	2,689
Deferred income	32	32	-
Minority interest in subsidiaries	113	113	-
Stockholders' equity	13,547	13,547	-
Total	176,098	148,685	27,413

Net position of assets and liabilities	-	-	2,679
Net position of derivatives (2)	-	-	(1,946)
Other memorandum accounts, net (3)	-	-	(536)

Net exchange position (asset)	-	-	197
(1)Amounts expressed and/or indexed mainly in USD.
(2)Excluding derivative operations maturing in D +1, to be settled in currency at December 31, 2003 price levels.
(3)Leasing commitments and others are controlled in memorandum accounts.
  Balance Sheet by Maturity at December 31, 2003 - In millions of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	98,757	29,327	10,596	32,462	-	171,142
Funds available	2,448	-	-	-	-	2,448
Interbank investments	22,219	8,937	219	349	-	31,724
Securities and derivative financial instruments(1)	36,914	4,504	2,120	10,267	-	53,805
Interbank and interdepartmental accounts	14,174	5	6	343	-	14,528
Credit and leasing operations	7,891	14,653	6,155	14,770	-	43,469
Other receivables and assets	15,111	1,228	2,096	6,733	-	25,168
Permanent assets	46	227	272	2,996	1,415	4,956
Investments	-	-	-	-	862	862
Property and equipment in use and leased assets	19	94	113	1,547	553	2,326
Deferred charges	27	133	159	1,449	-	1,768
Total	98,803	29,554	10,868	35,458	1,415	176,098

LIABILITIES
Current and long-term liabilities	77,433	21,970	7,666	55,337	-	162,406
Deposits(2)	38,756	3,472	2,902	12,894	-	58,024
Deposits received under security repurchase agreements	21,504	9,562	31	1,696	-	32,793
Funds from the acceptance and issuance of securities	220	2,031	1,941	2,655	-	6,847
Interbank and interdepartmental accounts	2,311	-	-	-	-	2,311
Borrowings and onlendings	1,628	5,375	1,745	6,047	-	14,795
Derivative financial instruments	5	14	11	22	-	52
Technical reserves for insurance, private pension plans and savings bonds	2,249	835	456	22,869	-	26,409
Other liabilities:
- Subordinated debt	34	27	-	4,934	-	4,995
- Other	10,726	654	580	4,220	-	16,180
Deferred income	31	1	-	-	-	32
Minority interest in subsidiaries	-	-	-	-	113	113
Stockholders' equity	-	-	-	-	13,547	13,547
Total	77,464	21,971	7,666	55,337	13,660	176,098

Accumulated net assets	21,339	28,922	32,124	12,245	-	-
(1) Investment fund applications are classified as up to 30 days.
(2) Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.
  Comparative Balance Sheet - In millions of reais

ASSETS	December 2002	December 2003	% Variation	September 2003	December 2003	% Variation

Current assets and long-term receivables	137,302	171,142	24.6	159,294	171,142	7.4
Funds available	2,786	2,448	(12.1)	2,234	2,448	9.6
Interbank investments	21,473	31,724	47.7	28,558	31,724	11.1
Securities and derivative financial instruments	37,004	53,805	45.4	47,906	53,805	12.3
Interbank and interdepartmental accounts	13,135	14,528	10.6	13,253	14,528	9.6
Restricted deposits:
Brazilian Central Bank	12,520	13,580	8.5	12,069	13,580	12.5
Other	615	948	54.1	1,184	948	(19.9)
Credit and leasing operations	41,136	43,469	5.7	41,863	43,469	3.8
Credit and leasing operations	44,678	47,376	6.0	45,845	47,376	3.3
Allowance for loan and leasing losses	(3,542)	(3,907)	10.3	(3,982)	(3,907)	(1.9)
Other receivables and assets	21,768	25,168	15.6	25,480	25,168	(1.2)
Foreign exchange portfolio	10,026	11,103	10.7	11,926	11,103	(6.9)
Other receivables and assets	11,865	14,217	19.8	13,724	14,217	3.6
Allowance for losses	(123)	(152)	23.6	(170)	(152)	(10.6)
Permanent assets	5,483	4,956	(9.6)	5,069	4,956	(2.2)
Investments	513	862	68.0	504	862	71.0
Property and equipment in use and leased assets	2,558	2,326	(9.1)	2,613	2,326	(11.0)
Deferred charges	2,412	1,768	(26.7)	1,952	1,768	(9.4)
Deferred charges	469	552	17.7	555	552	(0.5)
Goodwill on acquisition of subsidiaries, net of amortization	1,943	1,216	(37.4)	1,397	1,216	(13.0)

Total	142,785	176,098	23.3	164,363	176,098	7.1

LIABILITIES	December 2002	December 2003	% Variation	September 2003	December 2003	% Variation

Current and long-term liabilities	131,652	162,406	23.4	151,255	162,406	7.4
Deposits	56,363	58,024	2.9	58,337	58,024	(0.5)
Demand deposits	13,370	12,909	(3.4)	11,240	12,909	14.8
Savings deposits	20,731	22,140	6.8	20,897	22,140	5.9
Interbank deposits	24	32	33.3	411	32	(92.2)
Time deposits	22,238	22,943	3.2	25,789	22,943	(11.0)
Deposits received under security repurchase agreements	16,013	32,793	104.8	23,069	32,793	42.2
Funds from acceptance and issuance of securities	3,137	6,847	118.3	7,905	6,847	(13.4)
Securities issued abroad	2,650	5,809	119.2	7,017	5,809	(17.2)
Other resources	487	1,038	113.1	888	1,038	16.9
Interbank and interdepartmental accounts	1,944	2,311	18.9	1,474	2,311	56.8
Borrowings and onlendings	16,438	14,795	(10.0)	15,186	14,795	(2.6)
Borrowings	9,391	7,224	(23.1)	8,123	7,224	(11.1)
Onlendings	7,047	7,571	7.4	7,063	7,571	7.2
Derivative financial instruments	577	52	(91.0)	331	52	(84.3)
Technical reserves for insurance, private pension plans and savings bonds	19,155	24,409	37.9	24,461	24,409	8.0
Other liabilities	18,025	21,175	17.5	20,492	21,175	3.3
Foreign exchange portfolio	5,002	5,119	2.3	5,966	5,119	(14.2)
Taxes and social security contributions, social and statutory payables	5,042	5,633	11.7	4,912	5,633	14.7
Subordinated debt	3,322	4,995	50.4	3,482	4,995	43.5
Sundry	4,659	5,428	16.5	6,132	5,428	(11.5)
Deferred income	16	32	100.0	30	32	6.7
Minority interest in subsidiaries	271	113	(58.3)	111	113	1.8
Stockholders’ equity	10,846	13,547	24.9	12,967	13,547	4.5

Total	142,785	176,098	23.3	164,363	176,098	7.1

  Equity Analysis - In millions of reais
Funds Available

December			2003
2002	2003	% Variation	September	December	% Variation
2,786	2,448	(12.1)	2,234	2,448	9.6

The variation mainly reflects the decrease in the volume of foreign currency cash funds as compared to 2002.			The variation for the quarter mainly reflects the increase in the volume of foreign currency cash funds.

Interbank Investments

December			2003
2002	2003	% Variation	September	December	% Variation
21,473	31,724	47.7	28,558	31,724	11.1

The variation in this account balance reflects the increase in open market investments: (i) in the third-party portfolio, up by R$ 5,169; and (ii) in the own portfolio up by R$ 1,899.			The variation for this quarter mainly reflects the increase in open market investments in the own portfolio, up by R$ 2,581.

Securities (TVM) and Derivative Financial Instruments

December			2003
2002	2003	% Variation	September	December	% Variation
37,004	53,805	45.4	47,906	53,805	12.3

The variation reflects mainly: (i) additional funds derived from the increase in funding, particularly technical reserves and issuance of securities (subordinated and securitized debt); (ii) the consolidation of BBV Banco; (iii) adjustment to securities; partially mitigated by:
(iv) redemption/maturity of securities during the year; and (v) by negative exchange variation of 18.2% in 2003.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amount of R$ 9,431 (2002) and R$ 11,512 (2003).

The variation reflects: (i) additional funds derived from the increase in funding, particularly technical reserves and issuance of securities (subordinated and securitized debt); (ii) adjustment to securities; and partially mitigated by (iii) redemption/maturity of securities during the quarter.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amount of R$ 10,508 (September) and R$ 11,512 (December).

Interbank and Interdepartmental Accounts

December			2003
2002	2003	% Variation	September	December	% Variation
13,135	14,528	10.6	13,253	14,528	9.6

The variation reflects substantially the increase in compulsory Brazilian Central Bank (BACEN) deposits, as a result of the increase in the average volume of deposits for the year.			The variation reflects mainly the increase in compulsory BACEN deposits, as a result of the increase in the average volume of deposits for the quarter.

Credit and Leasing Operations

December			2003
2002	2003	% Variation	September	December	% Variation
50,801	54,336	7.0	52,776	54,336	3.0

The variation in the credit portfolio for the year reflects mainly: (i) consolidation of BBV Banco - R$ 3,985; influenced by (ii) negative exchange variation of 18.2%, in 2003, affecting foreign currency indexed or denominated contracts; and (iii) less credit demand during the year, as a result of the level of economic activity in Brazil, as well as greater credit granting selectivity.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

The variation in the credit portfolio for the quarter reflects the seasonal increase in demand and signs of the return to growth of economic activity following consecutive interest rate cuts.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses.

Allowance for Loan Losses (PDD)

December			2003
2002	2003	% Variation	September	December	% Variation
3,665	4,059	10.8	4,151	4,059	(2.2)

In 2003 this account includes: (i) allowance for loan losses (PDD) - R$ 2,449 (R$ 354 of excess provision); (ii) balances incorporated from BBV Banco - R$ 171; and (iii) amounts written off - R$ 2,226, as described in Note 12g to the financial statements. Total PDD on credit operations increased from 7.2% in 2002 to 7.5% in 2003. The total allowance on the abnormal course credit portfolio, rated from D to H, increased from 137.0% in 2002 to 154.2% in 2003.

Total PDD decreased from 7.9% in 3Q03 to 7.5% in 4Q03, as a result of amounts written off - R$ 543 in excess of amounts recorded - R$ 451. On the other hand, the total allowance on the abnormal course credit portfolio, rated from D to H, increased from 142.1% in 3Q03 to 154.2% in 4Q03.

Other Receivables and Assets

December			2003
2002	2003	% Variation	September	December	% Variation
21,250	24,543	15.5	24,886	24,543	(1.4)

The variation is mainly due to: (i) increase in the volume of the fx portfolio; and (ii) consolidation of BBV Banco.
N.B. This total is less (net of corresponding PDD) an amount of R$ 518 in 2002 and R$ 625 in 2003, allocated to the “Credit and leasing operations” and “Allowance for loan losses” accounts.

The variation is mostly due to negative exchange variation for 4Q03 affecting the fx portfolio balance.
N.B. This total is less (net of corresponding PDD) of an amount of R$ 595 in 3Q03 and of R$ 625 in 4Q03, allocated to the “Credit and leasing operations” and “Allowance for loan losses” accounts.

Permanent Assets

December			2003
2002	2003	% Variation	September	December	% Variation
5,483	4,956	(9.6)	5,069	4,956	(2.2)

The decrease for the year was mainly generated by: (i) sale of branches by auction; (ii) amortization of goodwill in subsidiary companies, net of acquisitions - R$ 727; and partially offset by (iii) consolidation of BBV Banco.

The decrease for the quarter was mainly due to: (i) sale of branches by auction; (ii) amortization of goodwill in subsidiary companies - R$ 181; (iii) non-consolidation of permanent assets of Latasa - R$ 306, following its sale; (iv) transfer of the investment in Banco Espirito Santo (BES) from current to permanent assets - R$ 365.

Deposits

December			2003
2002	2003	% Variation	September	December	% Variation
56,363	58,024	2.9	58,337	58,024	(0.5)

The increase in this account balance for the year reflects mainly: (i) growth in the volume savings account deposits; and (ii) consolidation of BBV Banco.

The variation in this balance for the quarter was mainly due to: (i) decreased volume of time deposits - R$ 2,846; partially offset by (ii) an increase in the volume of demand - R$ 1,669 and savings deposits - R$ 1,243.

Deposits Received Under Security Repurchase Agreements

December			2003
2002	2003	% Variation	September	December	% Variation
16,013	32,793	104.8	23,069	32,793	42.2

The growth in this account balance for the year was due to greater demand for this type of funding, reflecting the interest for investments in assets with greater liquidity.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amount of R$ 9,431 (2002) and R$ 11,512 (2003).

The increase in this balance for the quarter was the result of greater demand for this type of funding, reflecting interest for asset investments with greater liquidity.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amount of R$ 10,508 (September) and R$ 11,512 (December).

Funds from Acceptance and Issuance of Securities

December			2003
2002	2003	% Variation	September	December	% Variation
3,137	6,847	118.3	7,905	6,847	(13.4)

This increase mainly reflects: (i) new securities issued abroad (securitization of the future flows of payment orders and credit card bills), net of payments; (ii) as well as the consolidation of BBV Banco; partially offset by: (iii) negative exchange variation of 18.2% in 2003.

This variation reflects for the most part: (i) redemption of securities issued abroad (eurobonds and euronotes) matured in the fourth quarter; and to a lesser extent; (ii) negative exchange variation for the quarter.

Interbank and Interdepartmental Accounts

December			2003
2002	2003	% Variation	September	December	% Variation
1,944	2,311	18.9	1,474	2,311	56.8

This growth is derived in particular from the increase in the volume of collection and money orders in 2003, following the increase in the number of customers and in the customer service network.			The increase is mainly due to the increase in the volume of collection and money orders in 4Q03.

Borrowings and Onlendings

December			2003
2002	2003	% Variation	September	December	% Variation
16,438	14,795	(10.0)	15,186	14,795	(2.6)

The decrease for the year was mainly generated by: (i) negative exchange variation of 18.2% in 2003; and (ii) the settlement of a portion of transactions indexed and/or denominated in foreign currency.

			This oscillation reflects, for the most part, the settlement of a portion of overdue transactions indexed and/or denominated in foreign currency.

Other Liabilities and Derivative Financial Instruments

December			2003
2002	2003	% Variation	September	December	% Variation
24,083	27,410	13.8	26,991	27,410	1.6

The oscillation for the year was due mainly to: (i) issuance of subordinated debt in foreign currency; (ii) consolidation of BBV Banco; and was partially offset by (iii) negative exchange variation of 18.2% in 2003.
N.B. Excludes advances on foreign exchange contracts of R$ 5,481 and R$ 6,183, allocated to the specific account in credit operations in 2002 and 2003, respectively.

The oscillation for the quarter results mainly from funds obtained from abroad, through the issuance of subordinated debt.
N.B. Excludes advances on foreign exchange contracts of R$ 6,168 and R$ 6,183, allocated to the specific account in credit operations in 3Q03 and 4Q03, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

December			2003
2002	2003	% Variation	September	December	% Variation
19,155	26,409	37.9	24,461	26,409	8.0

The variation for the year was principally derived from an ongoing strengthening of reserves resulting from the increased sales of private pension plans and insurance policies, in particular, VGBL and PGBL products.

			The variation for the quarter mainly reflects the ongoing strengthening of reserves following increased sales of private pension plans and insurance policies, in particular, VGBL products.

Minority Interest in Subsidiaries

December			2003
2002	2003	% Variation	September	December	% Variation
271	113	(58.3)	111	113	1.8

The decrease for the year was mainly due to the incorporation of all the minority stockholders of Banco Mercantil.			This increase was derived mainly from minority interest in results determined for 4Q03.

Stockholders’ Equity

December			2003
2002	2003	% Variation	September	December	% Variation
10,846	13,547	24.9	12,967	13,547	4.5

This variation reflects: (i) capital increase - R$ 1,290; (ii) appropriation of net income for the year - R$ 2,306; (iii) mark-to-market adjustment of securities and derivatives - R$ 470; offset by: (iv) interest attributed to own capital, paid and accrued - R$ 1,347, and (v) others - R$ 19.

The variation reflects: (i) appropriation of net income for 4Q03 - R$ 715; (ii) increase in the reserve for mark-to-market adjustment of securities and derivatives - R$ 238; and was offset by: (iii) interest attributed to own capital, paid and accrued - R$ 347; and (iv) others - R$ 26.

  Securities - In millions of reais

Consolidated Portfolio Composition by Issuer (1)

	December 2003

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value (2), (3) and (4)	Restated Cost	Mark-to-market Adjustment

GOVERNMENT SECURITIES	411	6,269	5,088	24,709	36,477	36,273	204
Financial Treasury Notes	64	1,777	2,826	10,950	15,617	15,590	27
National Treasury Bonds	114	2,110	1,855	859	4,938	4,897	41
Federal Treasury Notes	1	1,279	333	7,075	8,688	8,678	10
Brazilian foreign debt notes	159	31	13	5,490	5,693	5,528	165
Central Bank Notes	-	982	36	56	1,074	1,075	(1)
Other	73	90	25	279	467	505	(38)
CORPORATE BONDS	2,188	318	165	3,145	5,816	5,069	747
Shares	1,782	-	-	-	1,782	1,198	584
Debentures	9	70	14	1,290	1,383	1,408	(25)
Certificates of Bank Deposit	178	93	7	774	1,052	1,053	(1)
Foreign securities	54	32	38	890	1,014	932	82
Derivative financial instruments	16	88	92	36	232	116	116
Other	149	35	14	155	353	362	(9)
PURCHASE AND SALE COMMITMENTS (5)	-	7,420	2,995	1,097	11,512	11,512	-

Total	2,599	14,007	8,248	28,951	53,805	52,854	951

Composition by Maturity (1)

	December 2003

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value (2), (3) and (4)	Cost value	Mark-to-market Adjustment

TRADING SECURITIES	1,002	12,612	7,738	19,259	40,611	40,532	79

Financial Treasury Notes	46	1,577	2,460	10,697	14,780	14,754	26
Purchase and Sale Commitments (5)	-	7,420	2,995	1,097	11,512	11,512	-
National Treasury Bonds	114	2,110	1,855	858	4,937	4,896	41
Federal Treasury Notes	1	1,174	333	3,452	4,960	4,965	(5)
Brazilian foreign debt notes	35	19	-	916	970	956	14
Certificates of Bank Deposit	132	43	6	764	945	946	(1)
Debentures	6	70	14	853	943	943	-
Other	668	199	75	622	1,564	1,560	4

SECURITIES AVAILABLE FOR SALE	1,531	289	417	5,516	7,753	6,997	756

Brazilian foreign debt notes	74	13	13	3,235	3,335	3,181	154
Shares	1,339	-	-	-	1,339	755	584
Financial Treasury Notes	17	200	365	254	836	835	1
Federal Treasury Notes	-	-	-	822	822	809	13
Foreign securities	18	-	-	588	606	565	41
Debentures	3	-	-	437	440	465	(25)
Other	80	76	39	180	375	387	(12)

SECURITIES HELD TO MATURITY	50	1,018	1	4,140	5,209	5,209	-

Federal Treasury Notes	-	106	-	2,800	2,906	2,906	-
Brazilian foreign debt notes	50	-	-	1,340	1,390	1,390	-
Central Bank Notes	-	912	1	-	913	913	-

DERIVATIVE FINANCIAL INSTRUMENTS	16	88	92	36	232	116	116

Derivative financial instruments	16	88	92	36	232	116	116

Total	2,599	14,007	8,248	28,951	53,805	52,854	951
(1) Applications in investments fund quotas were distributed based on the securities comprising their portfolios maintaining the fund category classification.
(2) The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(3) This column reflects book value subsequent to mark-to-market adjustment, except for securities held to maturity, the market value of which is higher than purchase cost by R$ 772 million.
(4) The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.
(5) Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Summary of the Classification of Securities at December 31, 2003

	Financial	Insurance/ Savings Bonds	Private Pension Plan	Other Activities	Total	%

Trading securities	16,898	3,105	20,557	51	40,611	75.5
Securities available for sale	4,987	1,578	1,152	37	7,754	14.4
Securities held to maturity	2,490	-	2,718	-	5,208	9.7
Derivative financial instruments	232	-	-	-	232	0.4

Total in 2003	24,607	4,683	24,427	88	53,805	100.0

  Credit Operations

We present below the composition of the credit portfolio by type of operation and economic activity sector.

By Type of Operation - In millions of reais

	2002		2003
	September	December	September	December

Discount of trade receivables and other loans	24,859	23,571	24,481	24,736
Financings	17,237	15,573	15,721	16,776
Rural and agribusiness loans	3,621	3,954	4,204	4,443
Leasing operations	1,739	1,581	1,439	1,421
Advances on foreign exchange contracts	5,403	5,455	6,168	6,183
Advances in foreign currency granted	29	26	-	-
Credit operations - Subtotal	52,888	50,160	52,013	53,559
Other receivables	711	641	763	777
Total credit operations	53,599	50,801	52,776	54,336

Sureties and guarantees recorded in memorandum accounts	4,163	4,326	6,433	6,435

By Economic Activity Sector - In millions of reais

	2003

	September	%	December	%

Public Sector	202	0.4	186	0.3
Private Sector	52,574	99.6	54,150	99.7
Manufacturing	17,783	33.7	18,328	33.7
Commerce	7,543	14.3	7,419	13.6
Financial intermediation	521	1.0	744	1.4
Services	11,161	21.1	11,280	20.8
Agriculture, livestock raising, fishing, forest
development and management	826	1.6	746	1.4
Consumers	14,740	27.9	15,633	28.8

TOTAL	52,776	100.0	54,336	100.0

At the end of 2003, 99.7% of the credit portfolio was directed to the private sector, with no significant movement compared with the prior quarter. By economic activity sector, manufacturing maintained the majority of credit volume, with a 33.7% share of total operations, particularly food and beverage, steel, metal products and mechanics. Credits directed to the service sector, including financial intermediaries, comprised 22.2%, whereas commerce and farming/livestock activities recorded a 13.6% and 1.4% portfolio share, respectively. Loans to consumers comprised 28.8% of the portfolio.

Portfolio Performance

Despite the initial signs of a return to growth registered in the final quarter, following the consecutive interest rate cuts and seasonal increase in demand, the overall credit portfolio performance for 2003 was substantially impacted by the shrinking salary mass and low levels of economic activity, which affected the level of consumption and the volume of new investments, reflected in the country’s sluggish GDP.

As a result, the volume of Bradesco’s consolidated credit portfolio in December totaled R$ 54.3 billion, corresponding to an increase of 3.0%, as compared to September, or 7.0% when analyzed in relation to the prior 12 months.

Projections for 2004 point towards increased credit demand growth, based on the resumption of economic activity and private sector investments on a more consistent basis, and assuming that the favorable economic panorama and flexible monetary policy will be maintained, as well as the recently approved methods for stimulating consumer credit through loan repayments discounted directly from payroll.

Composition of the Credit Portfolio by Risk Levels

The classification and quality of the credit portfolio by risk level, at the end of the year, improved in comparison with the third quarter. The operations concentrated from levels AA to C, classified by BACEN as normal course operations, totaled 91.2% of the accumulated balance. 2.8% of operations were classified at risk administration level D and will remain so until this risk is reduced or guarantees with greater liquidity are obtained. Only 6.0% were considered to be abnormal course operations, subject to partial loss after the application of customary recovery procedures. The maintenance of these rates reflects the Bank’s permanent use of credit assessment and monitoring instruments.

Rating

In millions of reais

			Minimum Requirement
Risk Level	Portfolio Balance	Accumulated Percentage(1)	Specific (2)		Generic (3)	Total	Additional Allowance(4)	Existing Allowance
			Past Due	Falling Due

AA	15,581	28.7	-	-	-	-	-	-
A	20,175	65.8	-	-	101	101	52	153
B	4,521	74.1	1	4	40	45	24	69
C	9,285	91.2	5	17	257	279	293	572
D	1,488	94.0	17	37	94	148	275	423
E	383	94.7	34	41	40	115	59	174
F	524	95.6	56	62	144	262	86	348
G	429	96.4	81	55	164	300	70	370
H	1,950	100.0	932	474	544	1,950	-	1,950

Total at December 31, 2003	54,336	-	1,126	690	1,384	3,200	859	4,059

Total at September 30, 2003	52,776	-	1,218	721	1,390	3,329	822	4,151

(1) On total portfolio.
(2) For operations with installments overdue by more than 14 days.
(3) Recorded based on the customer/transaction classification.
(4) The additional provision is recorded based on management's experience and expected collection of the credit portfolio to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified in the above table according to the corresponding risk levels.

The volume of the allowance for loan losses in December 2003 totaled R$ 4,059 million, corresponding to 7.5% of total credit operations. However, of this amount, only 44.7% effectively comprises overdue operations (past due and falling due) compared to 46.7% in September and the remaining portion is recorded as a precaution only, based on the customers' internal classification or to cover specific and general portfolio risks.

Movement of the Portfolio between December 2002 and December 2003 - In Millions of reais

The performance of the consolidated credit portfolio over the prior twelve months up to December 2003, despite the low level of economic activity, evidences the maintenance of the quality of the assets, in particular as a result of new borrowers, corresponding to an increase of 23.7%, compared to the balance of the credit portfolio up to December 2002.

	Portfolio Movement between December 2002 and December 2003

	Borrowers remaining from December 2002		New borrowers between December 2002 and December 2003		Total credit at December 31, 2003

Level	In millions of reais	%	In millions of reais	%	In millions of reais	%

AA to C	38,123	90.2	11,440	94.9	49,563	91.2
D to H	4,158	9.8	615	5.1	4,773	8.8
Total	42,281	100.0	12,055	100.0	54,336	100.0

As a result, the quality of the credits granted to new borrowers during the year has proved satisfactory and accordingly the percentage of credit operations classified as normal course (from AA to C) maintained its customary high level, totaling 91.2% at the end of the year.

Concentration of Credit Portfolio

	2002				2003

Specification	September		December		September		December

	In millions of reais	%	In millions of reais	%	In millions of reais	%	In millions of reais	%

Largest borrower	514	1.0	857	1.7	771	1.5	828	1.5
10 largest borrowers	4,452	8.3	4,877	9.6	5,060	9.6	5,515	10.1
20 largest borrowers	7,595	14.2	7,785	15.3	8,111	15.4	8,408	15.5
50 largest borrowers	12,636	23.6	13,350	26.3	13,500	25.6	13,363	24.6
100 largest borrowers	16,158	30.1	17,434	34.3	17,493	33.1	17,319	31.9

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

	In millions of reais

	2002	2003

Items	December	September	December

Total Credit Operations	50,801	52,776	54,336
- Consumer	13,619	14,740	15,633
- Corporate	37,182	38,036	38,703
Existing Allowance	3,665	4,151	4,059
- Specific	1,943	1,939	1,816
- Generic	1,217	1,390	1,384
- Additional	505	822	859
Specific Allowance/Existing Allowance (%)	53.0	46.7	44.7
Existing Allowance/Total Credit Operations (%)	7.2	7.9	7.5

Normal Course Operations (from AA to C)/Total Credit Operations (%)	90.9	90.4	91.2
Operations under risk management (D)/Total Credit Operations (%)	2.7	2.8	2.8
Abnormal Course Operations (from E to H)/Total Credit Operations (%)	6.4	6.8	6.0

Credit Operations (D)	1,354	1,460	1,488
Existing Allowance (D)	303	413	423
Allowance/Credit Operations (D) (%)	22.4	28.3	28.4

Credit Operations (from E to H)	3,283	3,580	3,286
Existing Provision (from E to H)	2,838	3,027	2,842
Allowance/Credit Operations (from E to H) (%)	86.4	84.6	86.5

The figures at the end of December 2003 continue to confirm the low credit risk of the Bradesco portfolio, as a result of its comfortable coverage levels and moreover that the Organization's credit granting strategy is being applied on a secure, selective and consistent basis.

  Funding

Deposits by Maturity - In millions of reais

	2003

	September	December

Days to maturity	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	11,240	12,909	-	-	-	12,909
Savings	20,897	22,140	-	-	-	22,140
Interbank	411	27	-	4	-	31
Time	25,789	3,679	3,472	2,898	12,894	22,943

TOTAL	58,337	38,755	3,472	2,902	12,894	58,023

Demand Deposits - In billions of reais

  Savings Accounts

The balance of Bradesco Organization Savings Accounts totaled R$ 22.1 billion in deposits at the end of 2003, corresponding to a 19.2% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits - In billions of reais

Savings Accounts - Share of SBPE (Brazilian Savings and Loan System) - %

Savings Accounts - Million Accounts

  Asset Management

Bradesco. Rated Best Bank for Your Investments in 2003

The Você S.A. magazine and Fundação Getulio Vargas rated Bradesco as the Best Bank for Investments in 2003. The analysis considered criteria such as diversity and performance of the investments funds offered, number of branches, ATMs, staff training and information published in the list of The Best Companies in which to work (As Melhores Empresas para Você Trabalhar ) and the Good Corporate Citizenship Guide (Guia Exame de Boa Cidadania Corporativa) by Exame magazine.

We present below the main account balances in the Bradesco asset management area.

Net Assets - In millions of reais

	2002		2003

	September	December	September	December

Fixed return funds	40,925	43,744	65,200	70,312
Floating rate funds	1,580	1,672	2,338	2,207
Total net assets of funds	42,505	45,416	67,538	72,519

Fixed return - customer portfolios	10,905	13,309	16,275	16,919
Floating rate - customer portfolios	5,655	5,544	6,850	6,572
Total net assets of portfolios	16,560	18,853	23,125	23,491

Total	59,065	64,269	90,663	96,010

The following table presents the same information on asset management based on the criteria used by the ANBID Global Ranking of Third-party Portfolio Managers, which eliminates transactions between funds and managed portfolios.

Net assets - In millions of reais

	2002		2003

	September	December	September	December

Investment funds	40,662	45,100	67,552	72,494
Managed portfolios	7,820	9,159	9,051	9,033

Total	48,482	54,259	76,603	81,527

Distribution of Assets - In millions of reais

	2002		2003

	September	December	September	December

Investment funds - fixed return	39,303	43,517	65,272	69,784
Investment funds - floating rate	1,359	1,583	2,280	2,710
Total	40,662	45,100	67,552	72,494

Fixed return customer portfolios	5,027	6,257	6,372	6,728
Floating rate customer portfolios	2,793	2,902	2,679	2,305
Total	7,820	9,159	9,051	9,033

Total fixed-return funds	44,330	49,774	71,644	76,512
Total floating-rate funds	4,152	4,485	4,959	5,015

Total	48,482	54,259	76,603	81,527

Total Net Book Value of Managed Investment Funds - In millions of reais

Total Volume of Managed Assets according to ANBID’s Global Ranking - In millions of reais

Number of Funds, Portfolios and Quotaholders at December 31, 2003

	Number	Quotaholders
Investment funds	505	2,758,298
Customer portfolios	126	415

Total	631	2,758,713

3 - Consolidated Information for the Period and Operating Structure

•  Balance Sheet
	In millions of reais
	2002		2003
	September	December	September	December

Total assets	140,151	142,785	164,363	176,098
Securities, derivative financial instruments and interbank investments	49,970	58,477	76,464	85,529
Credit and leasing operations	53,599	50,801	52,776	54,336
Total deposits	55,871	56,363	58,337	58,024
Demand deposits	11,448	13,370	11,240	12,909
Time deposits	24,283	22,238	25,789	22,943
Savings deposits	20,116	20,731	20,897	22,140
Interbank deposits	24	24	411	32
Subordinated debt	2,386	3,322	3,482	4,995
Technical reserves for insurance, private pension plans and savings bonds	16,600	19,155	24,461	26,409
Stockholders' equity	10,500	10,846	12,967	13,547

•  Statement of Income for the Period

	In millions of reais

	2002			2003
	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December
Net income	420	698	2,023	564	715	2,306
Financial margin	3,831	2,940	11,472	3,158	3,643	12,778
Gross profit from financial intermediation	2,935	2,361	8,653	2,555	3,191	10,328
Commissions and fees	935	991	3,712	1,182	1,275	4,557

•  Results per Thousand Shares

	In reais
	2002			2003
	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December
Net income	0.29	0.49	1.42	0.36	0.45	1.45
JCP/dividends - ON (before income tax)	-	0.421	0.631	0.221	0.209	0.818
JCP/dividends - ON (net of income tax)	-	0.358	0.536	0.188	0.177	0.695
JCP/dividends - PN (before income tax)	-	0.464	0.694	0.244	0.229	0.900
JCP/dividends - PN (net of income tax)	-	0.394	0.590	0.207	0.195	0.765
JCP - Interest attributed to own capital (paid and accrued)
ON - Common stock
PN - Preferred stock

•  Net Book Value and Market Value (per thousand shares)

	In reais
	2002		2003
	September	December	September	December
Number of shares (million) (ON/PN) *	1,428,352	1,427,880	1,585,879	1,585,305
Net book value (ON/PN)	7.35	7.60	8.18	8.55
Average last day price (ON/PN)	7.35	10.55	10.60	14.34
Average last day price (ON)	6.90	10.03	9.47	13.37
Average last day price (PN)	7.79	11.06	11.72	15.31
On December 17, the Extraordinary General Meeting approved a 1-for-10,000 reverse stock split of Bradesco shares. This process was ratified by the Brazilian Central Bank (BACEN) on January 6, 2004.

Market Value (number of shares x average last-day price for the period) - In Millions of reais

•  Cash Generation

	In millions of reais
	2002			2003
	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December
Net income	420	698	2,023	564	715	2,306
Equity in earnings of associated companies	(9)	(33)	(65)	(7)	(31)	(5)
Exchange gain (loss)	(231)	(189)	(604)	(61)	(105)	(17)
Allowance for loan losses	896	579	2,819	603	452	2,450
Technical reserves for insurance, private pension plans and savings bonds	1,393	2,463	5,026	1,656	1,892	6,931
(Reversal of) allowance for mark-to-market	(2)	(834)	(730)	(1)	(11)	19
Depreciation and amortization	121	135	480	179	153	623
Amortization of goodwill	74	67	238	62	173	1,035

Total	2,662	2,886	9,187	2,995	3,238	13,342

•  Change in Number of Outstanding Shares (million)

	Common Stock	Preferred Stock	Total
Number of shares held at December 31, 2002	719,343	708,537	1,427,880
Shares subscribed and allocated for the period	79,597	78,403	158,000
Acquisition of treasury stock	(575)	-	(575)
Number of shares held at December 31, 2003	798,365	786,940	1,585,305

•  Performance Ratios (annualized)

	%
	2002			2003
	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December
Return on stockholders' equity (total)	17.0	28.3	18.7	18.6	22.8	17.0
Return on stockholders' equity (average)	17.3	29.4	19.9	19.0	23.6	18.9
Return on assets (total)	1.2	2.0	1.4	1.4	1.6	1.3
N.B.	Return on stockholders' equity (total) = Net income/Closing stockholders' equity annualized exponentially.
Return on stockholders' equity (average) = Net income/average (daily) stockholders' equity annualized exponentially.

•  Historical Data - In millions of reais (unless otherwise indicated)

(*) Data include Bradesco and BCN in 2003.

•  Other Ratios

	%
	2002		2003
	September	December	September	December
Capital adequacy ratio - financial consolidated (1)	15.6	17.9	18.4	19.9
Capital adequacy ratio - total consolidated (1)	13.7	15.8	15.9	17.2
Permanent assets to stockholders' equity - financial consolidated (2)	52.9	48.3	44.3	40.8
Permanent assets to stockholders' equity - total consolidated (2)	42.4	37.2	29.9	26.4
(1)	Reference equity may not be lower than 11% of weighted assets.
(2)	At December 31, 2003, the ratio of permanent assets to stockholders' equity is limited to 50% of reference equity.

Other Indicators

•  Risk Management

Activities and Structure

At Bradesco, risk management is seen as a competitive advantage, adding value to the Bradesco name and at the same time supporting the diverse business areas, facilitating a stable environment and ensuring that resources yield maximum benefits and that capital is allocated to the benefit of stockholders and society as a whole.

Bradesco adopts an ongoing strategy designed to enhance its risk management activities, in the pursuit to keep abreast of the best market practices adopted worldwide. These activities have become increasingly important not only as a result of the global economy, but also on account of the complex nature of the products and services offered to the community.

The independence of the risk management area is essential for achieving the successful management of market, liquidity, credit and operating risks. This activity together with others including money-laundering prevention, internal controls and compliance are managed by the Risk Management and Compliance Department, under the direct control of the Statutory Department Director, who in turn is subordinated to an Executive Director, reporting directly to the Institution's President:

This organizational structure is designed not only to guarantee area independence but also to place greater focus on these important value-added activities, confirming the Organization's commitment to the implementation of best corporate governance practices, using every available resource, whether human, technical or financial, to ensure that this area meets the conditions required to manage risk across the Group. In particular, because Bradesco is now extending its risk analysis strategy to encompass not only its banking business but also its associated companies, including Bradesco Vida e Previdência (private pensions), Bradesco Saúde (healthcare insurance), Bradesco Seguros (insurance), BRAM (asset management) and Bradesco Capitalização (savings bonds) as regards actuarial and market risks, consolidating its risk management culture on an Organization-wide basis.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations determined by the Brazilian Central Bank, particularly those relating to the New Capital Accord (Basel II) to be published in the near future by the Basel Committee.

Within this context, Bradesco is proud to inform that it was rated Best Bank for Risk Management in the Treasury area (Latin America 2003), by Global Finance magazine.

Credit Risk Management

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss calculation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, oversee credit analysis, granting and settlement processes, monitor credit concentration and to define the dividing line between operating risks and credit risks.

As part of this ongoing enhancement process, additional efforts are being made to prepare the Bank for the introduction of more advanced risk management techniques, based on the recommendations of the New Capital Accord to be introduced by the Basel Committee, among which we highlight the following:

  Structuring of the expected loss calculation system in line with Basel II requirements.
  Identification of the reporting process changes required to improve decision making and credit portfolio management.
  Redevelopment and specification of the management information structure. (MIS to “Gestão”).
  Mapping, evaluation and identification of credit risk management capacity gaps, as regards Basel II requirements, recommending roles and responsibilities, professional qualification, review of the organizational structure and IT demands.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank's business segments, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, dispersed and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure permits the grouping together of customers with similar profiles facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Major corporations with annual billings in excess of R$ 180 million are served since June 1999 by Bradesco Corporate Banking which provides a range of sophisticated financial solutions, enhancing its service structure through the use of the Asian and Euro Desks, focused on prospecting new business in these regions.

Middle market companies, with annual billings from R$ 15 million to R$ 180 million, are served by Bradesco Empresas which came into operation in January 2002 designed to offer a differentiated service in exclusive VIP areas, tailored to the specific needs of this type of customer, who in general prefer the use of alternative channels such as the telephone, ATMs and the Internet, instruments in which Bradesco technology is outstanding.

In the consumer customer area, the first step in terms of customer segmentation was taken via Bradesco Private Banking, focused on the personalized management of high-income customer accounts with funds available for investment in excess of R$ 1 million, which commenced operations in November 2000.

In May 2003, following the incorporation of Banco Mercantil de São Paulo, the Bradesco Prime service was launched targeting consumer customers with monthly incomes of more than R$ 4 thousand or investments in excess of R$ 50 thousand. Through exclusive branches, or specifically reserved areas in traditional branches, this public receives a high standard of personalized customer service with a wide range of products and services, including diverse credit lines, insurance policies and private pension plans.

Other customers are classified on a retail basis as companies or consumers. Bradesco's activities in this segment were strengthened through the partnership entered into last year with the Brazilian Postal and Telegraph Company - Correios for the purpose of creating Banco Postal, the post-office bank. Dedicated to extending banking service access to low-income bracket consumers, particularly those who live in the country's remote interior regions, Bradesco is now present in all of Brazil 's states.

Methodology used for Credit Portfolio classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco customer risk ratings are established on a corporate basis and are permanently reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification - Corporate
Rating	Bradesco	% Provision	Concept
AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.
D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.
E	Deficient	30.0
F	Bad	50.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.
G	Critical	70.0
H	Uncollectible	100.0

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases, whereas future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Own Portfolio positions (Treasury) :

	In thousands of reais
	2002			2003
Risk Factors	June	September	December	June	September	December
Prefixed	4,881	7,108	5,407	6,541	12,658	5,888
Exchange coupon	48,259	23,041	33,142	14,717	19,000	17,999
Foreign currency	8,422	1,988	2,876	439	184	2,907
Floating rate	14	75	11	10	13	11
Correlated effect	(15,809)	(8,008)	(4,014)	(3,243)	(3,395)	(5,858)

VaR	45,767	24,204	37,422	18,464	28,460	20,947

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization's entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating risks are those inherent to activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omission, fraud or external events impacting the results of the Institution and of its customers.

Following recent guidelines issued by the Basel Committee, the Organization is working to adapt its processes to comply with possible future Central Bank demands, complementing its present capital management policies, based on an analysis of operating losses.

Operating risk is managed at Bradesco based on the dissemination of its culture, disclosure of its policies and development of own methodologies, models and tools designed to permit, among other factors, decreases in the cost of regulatory capital to be subscribed and at the same time increases in operating efficiency.

Bradesco, through its Operating Risk Management area, prepared a plan designed to achieve full compliance with the 10 principles of good operating-risk-management practice determined by the Basel Committee.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area is now implementing a specific Internal Management System for streamlining this information, designed to manage, enhance and increase the knowledge used to administrate operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

The cutting-edge nature of this internal operating risk management process can be regarded as a benchmark of Bradesco's important status within Brazil 's financial scenario, increasing its competitive edge as a result of greater operating efficiency and adding stockholder value, as well as extending its relationship of trust with customers, the market and regulatory bodies.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio ( Basel ).

Capital Adequacy Ratio ( Basel ) - December 2003 - In millions of reais

Calculation
Calculation Basis	Consolidated Financial (1)	Total Consolidated (2)
Stockholders' equity	13,547	13,547
Minority interest	11	113

Reference equity - Level I	13,558	13,660
Reference equity - Level II (subordinated debt)	4,814	4,814
Total reference equity (Level I + Level II)	18,372	18,474

Risk-weighted assets	92,569	107,297

Capital adequacy ratio (%)	19.85	17.22

Movement (%)

Ratio in December 2002	17.89	15.79
Variation in stockholders` equity	4.83	4.16
• Net income for the year	2.70	2.35
• Capital increase	1.65	1.44
• Interest attributed to own capital	(1.58)	(1.37)
• Mark-to-market adjustment of securities	0.51	0.44
• Subordinated debt	1.71	1.48
• Other	(0.16)	(0.18)
Variation in weighted assets:	(2.87)	(2.73)
• Securities	(0.65)	(1.19)
• Credit operations	(0.65)	(0.53)
• Check clearing and other similar services	(0.02)	(0.01)
• Deferred tax assets	(0.66)	(0.47)
• Risk (swap, market, interest rate and foreign exchange)	(0.14)	(0.10)
• Memorandum accounts	(0.50)	(0.39)
• Other assets	(0.25)	(0.04)
Ratio in December 2003	19.85	17.22
(1)	Financial companies only.
(2)	Financial and non-financial companies.

Internal Controls

The Organization has developed a number of systems, policies and internal controls over the years to mitigate possible potential losses generated by its exposure to risk.

Aware of the importance of these controls, Bradesco has developed and implemented certain tools designed to optimize these processes and procedures, among which we highlight the following:

  Implementation of an internal controls system (Compliance), based on the pillars defined by Basel and the methodology of the Committee of Sponsoring Organizations (COSO), mainly as regards components in the following areas: control environment, risk assessment, control activities, information, communications and monitoring, ensuring that activities, policies and normative instructions are in constant compliance with legal and regulatory standards.

  Implementation of a Brazilian Payments System (SPB) management process for the specific purpose of monitoring the flow of messages transmitted between the Organization's banks and the external entities such as the Brazilian Central Bank, Special Clearance and Custody System (SELIC), clearing houses and other financial institutions. This monitoring process is based on Organization information system tools and intense staff training activities to facilitate the identification and rectification of events in environments and systems and also to ensure that online cash transfers (TEDs) processed via SPB are properly validated. Complementing these monitoring activities, the Bank also adopts a Systems Contingency Plan for SPB to cover the main departments handling critical transactions, addressing pre-established scenarios and actions and reducing the possibility of messages not being correctly processed. This area is also responsible for the external contingency process with the Brazilian Central Bank.

  Ongoing improvement of technology tools and employee training, focused on the process used to monitor the financial activity of customers and designed to prevent money laundering and utilization of the Organization for processing illegal transactions.

  Dissemination of processes and procedures to guarantee information security, based on Corporate Information Security Policy and Standards, the guidelines of which establish premises for protecting the confidentiality, integrity and availability of information.

•  Added Value

	In millions of reais
	2002			2003
	3rd Qtr.	4th Qtr.	Accumulated to December	3rdQtr.	4th Qtr.	Accumulated to December
ADDED VALUE (A+B+C)	1,846	2,142	7,651	2,395	2,172	9,008
A - Gross profit from financial intermediation	2,935	2,361	8,653	2,555	3,191	10,328
B - Commissions and fees	935	991	3,712	1,182	1,275	4,557
C - Other operating expenses	(2,024)	(1,210)	(4,714)	(1,342)	(2,294)	(5,887)

DISTRIBUTION OF ADDED VALUE (D+E+F+G)	1,846	2,142	7,651	2,395	2,172	9,008

D - Employees	916	838	3,274	1,094	1,103	3,887
E - Government	510	606	2,354	737	444	2,815
F - JCP/Dividends to stockholders (paid and accrued)	-	947	947	367	347	1,347
G - Reinvestment of profits	420	(249)	1,076	197	368	959

•  Checking Accounts (million)

Consumer and Corporate Customers - December 2003

Increase in Checking Accounts (million)

Increase in Savings Accounts (million)

  •  Customer Service Network

	2002		2003

	December		September		December
	Branches	PABs/ PAEs (1)	Branches	PABs/ PAEs (1)	Branches	PABs/ PAEs (1)
Consolidated	2,954	1,846	3,033	1.958	3.052	2.062
Bradesco	2,507	1,469	2,811	1.763	2.831	1.862
BCN	227	179	221	195	220	200
Banco Finasa (formerly Continental Banco)	1	-	1	-	1	-
Mercantil de São Paulo	219	198	-	-	-	-
Banco Postal	2,500		3,144		4,000
ATMs - Bradesco Day and Night (BDN)	21,210		21,585		21,605
Finasa Promotora de Vendas (formerly Continental Promotora de Vendas)	51		53		53

(1)	PABs (banking service post) and PAEs (electronic service outlet) are installed exclusively in companies. PABs have at least one on-site bank clerk.

Customer Service Network (Branches)

Bradesco and Market Share

REGION	BRADESCO	BCN (2)	TOTAL CONSOLIDATED	TOTAL BANKS IN MARKET (1)	Market Share (%)

North
Acre	5	-	5	26	19.2
Amazonas	56	2	58	128	45.3
Amapá	4	-	4	17	23.5
Pará	48	1	49	252	19.4
Rondônia	18	-	18	74	24.3
Roraima	2	-	2	15	13.3
Tocantins	13	1	14	71	19.7
Total	146	4	150	583	25.7

Northeast
Alagoas	10	2	12	112	10.7
Bahia	231	3	234	694	33.7
Ceará	27	2	29	333	8.7
Maranhão	26	1	27	245	11.0
Paraíba	17	-	17	150	11.3
Pernambuco	64	3	67	421	15.9
Piauí	10	-	10	106	9.4
Rio Grande do Norte	13	1	14	128	10.9
Sergipe	12	1	13	147	8.8
Total	410	13	423	2,336	18.1

Central West
Federal District	30	4	34	288	11.8
Goiás	103	5	108	551	19.6
Mato Grosso	58	1	59	213	27.7
Mato Grosso do Sul	54	3	57	214	26.6
Total	245	13	258	1,266	20.4

Southeast
Espírito Santo	37	2	39	305	12.8
Minas Gerais	275	14	289	1,809	16.0
Rio de Janeiro	246	36 (2)	282	1,626	17.3
São Paulo	1,047	115	1,162	5,495	21.1
Total	1,605	167	1,772	9,235	19.2

South
Paraná	166	10	176	1,244	14.1
Rio Grande do Sul	155	9	164	1,358	12.1
Santa Catarina	104	5	109	807	13.5
Total	425	24	449	3,409	13.2

TOTAL	2,831	221	3,052	16,829	18.1
(1)	Source: CADINF-DEORF/COPEC - December 2003.
(2)	Includes 1 branch of Banco Finasa.

Customer Service Network (Branches) - Market Share - December / 2003

Customer to Branch Ratio - Thousand

•  Banco Postal

Bradesco uses the post office bank, Banco Postal, created in partnership with the Brazilian Postal and Telegraph Company (Correios) to offer its banking products and services nationwide in the majority of Brazilian town and cities.

The first Branch was opened in São Francisco de Paula, MG, on March 25, 2002. Three months later at the end of the first half, the post-office bank had 1,000 Branches which increased to 2,500 by December 2002. Branch # 3,000 was opened in September 2003 in Fernando de Noronha . At the end of 2003 there were 4,000 units in operation.

Banco Postal is now present throughout Brazil in the country's most remote cities, from Oiapoque in the North to Chuí in the South and from the island of Fernando de Noronha in the East to Santa Rosa do Purus, in the western region of the state of Acre .

Today, 1,164 towns and villages, with no previous bank access, can rely on the services offered by Banco Postal, which benefits a population of more than 11.3 million people. In the first half of 2004, a further 507 towns will be able to rely on the advantages brought by Banco Postal.

Banco Postal has an enormous social reach and is of particular importance for including low-income families in the financial system, especially retired people, who before the arrival of the post office bank had to travel long distances by boat or dirt track just to receive their monthly pension or to pay a bill, spending a large part of their income in the process.

At present, more than 1.2 million people, with no previous access to the financial system, are Banco Postal customers, increasing Bradesco's customer base. Of these, 84% are savings account holders with an average balance of R$ 171.00. As account holders, they are able to increase the efficiency with which they manage their household budgets, since they are no longer obliged to withdraw the full amount of their salary or social security benefit. All post-office bank customers have debit cards which can be used nationwide and more than 15% also use check books.

Banco Postal is an important agent for extending credit to all income brackets and for implementing the federal government's social policies. More than 18% of post-office bank customers have been granted credit through 220 thousand contracts at an average amount of R$ 400.00, in the case of consumer customers and R$ 2,000.00 for corporate customers. Microcredit operations total 41 thousand contracts with more than R$ 19 million loaned to low-income familes in the average amount of R$ 480.00.

In densely populated areas, Banco Postal also contributes by enhancing the customer service provided by the traditional Bradesco Branches, since a considerable number of the Bank's customers and other users are now able to use the post-office bank structure as an alternative service channel.

Number of Transactions Carried Out (monthly)

Units Installed (accumulated)

Branch Distribution - Bradesco and Correios

Banco Postal will be able to attend all of Brazil 's municipalities through the Correios Post Office branches, generating new business opportunities for the Organization.

•  Bradesco Day and Night Customer Service Channels

As well as the traditional Customer Service Network (Branches), Bradesco customers are able to consult their banking transactions, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night - Self-Service ATM Network

Brazil 's largest Private-Sector Self-service Network, with 22,433 ATMs (Bradesco - 21,605 and BCN - 828).

Located in bank branches and in all areas of important economic agglomeration: Shopping Malls, Hypermarkets, Supermarkets, Airports, Service Stations, Bus Terminals etc.

Bradesco Self-Service Network Distribution - Monthly Productivity - December 2003

Bradesco Day and Night - Easy Phone Service (Fone Fácil)

Nationwide 24-hour access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls in 70 regions.

Personalized calls are routed via Bradesco's Data and Voice Network to call centers in São Paulo - Santa Cecília and Osasco - Headquarters.

The Easy Phone service is widely used as a result of the large number of fixed and mobile telephones now in use throughout Brazil .

Bradesco Day and Night - Internet Banking

The Bradesco Portal contains links to 22 related websites and to the Banco BCN and Finasa bank websites. Bradesco Internet Banking ( www.bradesco.com.br ) online since May 31, 1996 is a worldwide benchmark for Home Banking services.

Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers 210 different services, which can be accessed 24 hours a day, seven days a week anywhere on earth.

Main Available Channel Services and Products

• Consultations	• Checking/savings accounts
• Account balances and statements: summarized, or in detail, by period
• Credit card balances and statements
• Investment balances and statements
• Bank charges and credit limits

- Payments/scheduling of payments	• Dockets
• Public utility bills
• Taxes, fees and contributions
• Mobile phone credits
• Direct debit

• Transfers	• Between Bradesco accounts
• Other banks - DOC D; DOC E and TED
• Donations

- Requests	• Changes to credit card limit
• Checkbook
• Revolving credit
• Change of address

- Withdrawals/Deposits	• Checking/savings accounts
• Salary/INSS account
• Card

- Other services	• Unblocking of cards
• Travellers Cheques
• Financial investments
• Re-issue of payment receipts
• Personal loans/instant credit
• Advance receipt (Orpags)
• PIN substitution
• Sale of products and services

Bradesco Day and Night - Self-Service ATM Network

Growth:

	2002				2003
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
BDN network terminals	20,429	20,779	21,114	21,210	21,285	21,491	21,585	21,605
Banking service outlets in the BDN nationwide network	5,104	5,376	5,549	5,640	5,762	5,845	6,172	6,487
Outplaced terminals (excluding branches, PABs and PAEs)	1,386	1,560	1,664	1,662	1,755	1,772	1,842	1,794
BDN network cash withdrawal transactions (million)	83.3	83.2	87.7	96.1	92.5	95.6	98.9	109.9
Deposit transactions (million)	48.5	50.4	52.0	51.0	47.0	47.6	48.4	50.5
Inter-account transfers (million)	4.4	4.3	4.7	4.8	4.5	4.6	4.8	5.2
Express checkbooks issued (million)	2.6	2.6	2.7	2.8	2.5	2.6	2.6	2.9
Balance consultations (million)	89.3	90.4	95.4	102.0	99.5	102.2	115.3	133.7
Financial volume of BDN network transactions (in billions of reais)	18.3	18.5	29.2	49.9	45.3	45.4	44.9	49.8

Highlights for 2003:

Bradesco Day and Night ATM Network terminals recorded an increase of 13.8% in the number of personal loans granted and a 7.9% growth in financial volume compared to 2002.
1.5 billion transactions in 2003, a daily average of 4.1 million.

Number of ATMs - Bradesco

Bradesco Day and Night - Easy Phone Service

Integrated Call Centers

Bradesco Cards	Banco Bradesco
Card sales	Bradesco Prime
Card collection	Bradesco Internet Banking support
Advance receipts	Finasa
Outgoing telemarketing	Digital Bradesco
Private pension plans	Digital BCN
Telecollection	BCN Live Line (Linha Viva)
Bradesco Consortium Plans

Number of Calls (million)

Financial Volume - In millions of reais

Fourth-quarter highlights for 2003:

An increase of 6.6% in electronic voice-response calls compared to the same period in 2002.
An increase of 37.5% in personalized service calls compared to the same period in 2002.
An increase of 2.7% in Financial Movement compared to the same period in 2002.
95.6% of personalized service call queries are resolved during the first contact.
2.5 million products and services were sold during the 12-month period .

Bradesco Day and Night - Internet Banking Service

Internet Banking - Bradesco and BCN - Registered users(*) - thousand

(*) Up to December 31, 2002, includes Banco Bradesco registered users only.

Internet Banking - Thousand transactions

Bradesco Internet Banking

Bradesco online services were created to facilitate the day-to-day life of its customers, offering access to the transactions available through the branch network from any point on the globe.

The internet is an important and profitable customer relationship channel, generating benefits for both customers and stockholders.

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest ( www.shopinvest.com.br ), the first Brazilian retail bank broker to operate in BOVESPA's online Home Broker service.

Through ShopInvest, investors can access a variety of different information and trade shares in BOVESPA, even if they are not Bradesco account holders. All of these services are provided free-of-charge and comply with the same rules applicable to bricks-and-mortar trading.

ShopInvest stands out for its wide range of investment options, available in nine Investment Rooms: Shares; Savings Bonds; CDB; Funds; Real Estate; BM&F; Savings Accounts; Vida e Previdência (Private Pension Plans) and Insurance.

ShopCredit

In May 2001, Bradesco launched ShopCredit ( www.shopcredit.com.br ), the Bank's Financing and Loan website, which offers a complete portfolio of Bradesco's credit lines. The products are grouped together for purchase by consumer or corporate customers with full details on each option and visitors can use a simulator to calculate amounts and terms in the Personal Credit, Consumer Financing (CDC), Leasing, Housing Loans and Finame (Moderfrota, Prefixado and Proleite) modes. ShopCredit visitors can also request instant personal credit, quickly and securely.

Bradesco Net Empresa

On September 18, 2001, Bradesco launched its new corporate banking website.

With Bradesco Net Empresa, companies gained a new ally for optimizing the financial management of their businesses. Through this website, companies can operate bank accounts, make payments and collections and perform other transactions online without having to visit a bricks-and-mortar branch.

B2C (Business to Consumer)

Bradesco Electronic Trade was created in 1998 and soon became a successful hallmark. In the wake of this success, ShopFácil was launched in 2000, offering, among other services, “Meios de Pagamento Eletrônico Bradesco” (Bradesco Online Payment Methods) - the safest, most practical and economic way to shop online.

Bradesco is currently the only Bank in the world to date to receive ISO 9001:2000 certification for its Online Commercial Payment Methods.

Bradesco Electronic Payment Methods comprise: Electronic Wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment), Boleto Bancário (Online Dockets), Interaccount Transfers and Bradesco Online Credit.

B2B (Business to Business)

In the B2B area, emphasis should be given to the business solutions offered by Bradesco comprising the following: a security and limits module, B2B payment methods, management tools (buyer, seller and bank) and a financial reconciliation module for the seller.

At present, the Bank offers the following B2B Payment Methods:

  Online Docket;
  Electronic Wallet (Credit Cards); and
  Financing lines.

Fourth-quarter highlights for 2003:

  Launching of the Bradesco Savings Bond website.
  Free ChipDance Game.
  Online transmission of Bradesco Consortium Member Meetings.
Services	Position in 2003
Bradesco Internet Banking	5.9 million registered users. 320 million transactions carried out (a 21.2% increase compared to 2002).
BCN Net Internet Banking	247.1 thousand registered users.
ShopInvest Bradesco	860 thousand registered users. 669 thousand transactions carried out (a 121.5% increase compared to 2002).
ShopCredit	544 thousand transactions/operations carried out (a 33.0% increase compared to 2002).
Bradesco Net Empresa	178,633 thousand registered companies with 137,751 thousand in operation. 8.2 million transactions/operations conducted (a 382.3% increase compared to 2002).
B2C	678 thousand transactions/sales posted. 2,003 stores operating with Bradesco Online Payment Methods.
Bradesco Internet Banking for the Visually Impaired	3,017 registered users.
Web Point	120 terminals installed.
Bradesco Net Express	1,887 companies connected. 10.4 million transactions carried out.
Infoemail	137 thousand registered users.
Infocelular	3,824 registered customers.
Mobile Banking (WAP)	1.035 million transactions carried out.
Fale com o Bradesco (Talk to Bradesco)	The Bank offers an online communications channel through which customers can clarify doubts and send suggestions or complaints regarding Bradesco products and services.
Donations	Aware of its social responsibility, Bradesco offers customers the opportunity to make online donations to a number of different philanthropic entities and institutions.
WebTA	Through this system data files can be transmitted over the internet with maximum security.
Boleto Fácil (Easy Bill Payment)	Customers can use the Bradesco free Infoemail service to receive bills for payment via e-mail, as well as balance information, financial market news and other interesting information.

Other Bradesco Organization Websites:

  Investor Relations - ( www.bradesco.com.br/ir )
  Bradesco Prime - ( www.bradescoprime.com.br )
  Bradesco Foreign Exchange - ( www.bradescocambio.com.br )
  Bradesco Corporate Banking - ( www.corporatebradesco.com.br )
  Bradesco Empresas - ( www.bradescoempresas.com.br )
  Bradesco Savings Bonds - ( www.bradescocapitalizacao.com.br )
  Bradesco Custody - ( www.bradescocustodia.com.br )
  The Bradesco Foundation - ( www.fb.org.br )
  Bradesco Insurance - ( www.bradescoseguros.com.br )
  Bradesco Healthcare - ( www.bradescosaude.com.br )
  Bradesco Private Pension Plans - ( www.bradescoprevidencia.com.br )
  Financial Channel - ( www.canal.bradesco.com.br )
  The Bradesco Card Website - ( www.bradescocartoes.com.br )
  Bradesco for University Students - ( www.bradescouniversitarios.com.br )
  Portal for the Visually Impaired - ( www.bradesco.com.br )
  Online Shopping Portal - Consumers - ( www.bradesco.com.br )
  Online Shopping Portal - Corporate - ( www.bradesco.com.br )

Websites, Products and Services under Construction:

  Corporate Banking website (new version)
  Private Banking website (new version)
  Bradesco Empresas Portal (new version)
  MultiChannel CRM
  B2B Buyer and Vendor Financing
  B2B Payments Method System

•  Cards

	Million
	2002			2003
	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December
Number of Cards	33.3	34.5	34.5	39.1	41.1	41.1
Credit	5.7	6.1	6.1	6.8	7.0	7.0
Debit	27.6	28.4	28.4	32.3	34.1	34.1
Average amount billed - In reais	3,121.6	3,746.2	12,280.0	4,005.6	4,808.4	16,163.0
Credit	2,139.9	2,363.1	8,262.9	2,483.4	2,761.9	9,926.3
Debit	981.7	1,383.1	4,017.1	1,522.2	2,046.5	6,236.7
Number of transactions	60.9	70.4	237.3	76.9	91.1	306.2
Credit	35.2	37.3	135.0	38.7	42.9	154.0
Debit	25.7	33.1	102.3	38.2	48.2	152.2

Credit Cards

The number of Bradesco credit cards increased by 14.8% in 2003 compared to the prior year, while the Visa and MasterCard market grew by some 3.5%. This growth rate expanded our market share from 14.8% in 2002 to 15.7% in 2003.

Year-end billings totaled R$ 9.9 billion, a growth rate of 20.1% as compared to 2002, with a 14.1% increase in the number of transactions.

These results include the addition of 64.8 thousand credit cards to Bradesco's card base, following the incorporation of BBV Banco.

Debit Cards (Electron)

The number of debit cards increased by 20.1% in 2003, compared to the prior year, confirming Bradesco's leadership of the Visa Electron market.

In terms of billings, there was a significant 55.3% increase in comparison with 2002. These two indicators demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of debit cards. The commercial establishments are our allies in this market, since debit cards are preferred for their guaranteed liquidity, security and easy operation.

Acquiring Market

The network of commercial establishments in Brazil, accredited by the Visa system, is administered by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has a direct capital holding of 39.7%. In 2003, Visanet processed some R$ 55.4 billion in transactions, including both credit and debit card billings, a 32.0% increase over 2002. At present, Visanet has 655 thousand associated establishments nationwide. The Visa network is preferred by customers precisely because of the card's wide market acceptance.

Credit Card Base - Million

Credit Card Billings - In millions of reais

Market Share

Debit Card Base (Electron) - Million

Debit Card Billings (Electron) - In millions of reais

•  Bradesco Corporate Banking - Corporate

Bradesco Corporate Banking's specialized structures are designed to provide the best possible service to 1,198 Economic Groups comprising its target market, segmented as follows:

Corporate - The structure devised to conduct the Bank's relationship with Brazil's major corporations is growing and improving year by year. Every effort is made to ensure that the related-area professionals have a thorough working knowledge of the corresponding economic sectors and companies and as a result are able to offer complete solutions and genuine added value, developing solutions in the areas of cash management, private pension plans, asset management, overseas trade and risk management.

Infrastructure - This team is responsible for corporate relationships in the telecom, power, sanitation and transport sectors, focusing on the development of structured solutions designed to meet specific sector needs, including the structuring of long-term corporate finance and project finance, among other activities.

Agribusiness - This is a specialized structure formed to attend companies in this key economic segment, designed to provide product and service solutions in line with their specific corporate needs. As part of the Corporate Banking services, this area is able to operate throughout the production chain in the pursuit to implement feasible structured solutions.

Asian Desk - A partnership entered into with the UFJ Bank for the purpose of developing financial solutions, in the role of economic and financial advisor and main banker for companies interested in the commercial and financial flows between Brazil/Japan and Brazil/Asia.

Euro Desk - Following the conclusion of the acquisition of BBV Banco, the Euro Desk is now under implementation. Focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, fostering business synergies with BBVA in Europe, the U.S. and Latin America.

•  Bradesco Empresas (middle market)

Bradesco's middle market segment, Bradesco Empresas, was created in April 2002, designed to offer quality corporate customer service for companies all over Brazil.

This segment targets middle market companies with annual billings from R$ 15 million to R$ 180 million.

The Bank's traditional Branch customers who are compatible with this profile are invited to join the Bradesco Empresas segment.

The Bradesco Empresas service offers exclusively reserved Branches for its corporate customers in this segment, located in strategic areas.

By December 2003, this segment had 61 service outlets in the Southeast (42), South (16), Central West (2) and Northeast (1) regions with 9,418 customers from the different production chain sectors.

The personalized service offered by Bradesco Empresas prompted significant investments in this area, including specific training for our Relationship Managers and the restructuring of the IT structure, designed to provide added value and increase the Bank's share of this segment.

Since they are responsible for a maximum portfolio of 25 to 30 organizations, each Relationship Manager is able to focus on increasing business in the following areas: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Transactions.

The recent mergers of other financial institutions by Bradesco have had a positive effect, increasing the Bank's product portfolio and market share.

Following the opening of 5 new branches in January 2004, Bradesco Empresas will have a total of 66 Middle Market Branches.

•  Bradesco Private Banking - Private

Through the deployment of a broad range of different ISO 9001:2000 certified products and services, comprising both local and foreign capital market investments, Bradesco Private Banking, offers a personalized service to high-income consumer customers, advising them on the best investment options and preferred portfolio focus, designed to maximize returns and achieve their objectives.

•  Bradesco Prime

As part of the segmentation strategy implemented by the Organization in 1999, Bradesco Prime commenced activities on May 19, 2003 and now boasts a Network of 143 Branches distributed nationwide and which is expected to increase to 175 by February 2004.

Bradesco Prime's target public comprises consumer customers with a monthly income of more than R$ 4,000.00 or with investments in excess of R$ 50,000.00.

Bradesco Prime coordinates the Bank's commercial relationship with these segment customers, providing VIP facilities and personalized attendance by Relationship Managers, as well as bespoke products and services.

The Bradesco Prime Relationship Manager is a high-caliber professional capable of catering to all the financial needs of his/her customers. Since customer portfolios are kept small, managers are able to dedicate special attention to each one.

Bradesco Prime Customers have access to the extensive Bradesco customer service network, comprising its nationwide branches and self-service network.

•  International Area

The International Area operates under the following framework:

17 Operational Units in Brazil
12 Bradesco
  5 BCN

4 Support Outlets
Santos, Brasília, Belém and Franca

12 Units Abroad (Branches and Subsidiaries)
1 Branch in New York - Bradesco
4 Branches in Grand Cayman - Bradesco, BCN, Boavista and Mercantil
2 Branches in Nassau - Boavista and Banco Alvorada (formerly BBV Banco)
1 Subsidiary in Buenos Aires - Banco Bradesco Argentina S.A.
1 Subsidiary in Nassau - Boavista Banking Limited
1 Subsidiary in Luxembourg - Banco Bradesco Luxembourg S.A.
1 Subsidiary in Tokyo - Bradesco Services Co., Ltd.
1 Subsidiary in Grand Cayman - Cidade Capital Markets Ltd.

Throughout the years, the Bradesco Organization has supported and fostered the development of Brazil's foreign trade activities.

In this same spirit, we highlight the substantial amount of US$ 15.4 billion, posted at the 2003 year-end, in foreign exchange trading for exports. This corresponds to a 23.7% increase over 2002 and a record volume operated to date by the Bradesco Organization in this modality.

Performance was even better in foreign exchange trading for imports, since the total volume of contracts in the amount of US$ 5.8 billion guaranteed a 37.1% increase compared to results for 2002. As with exports, this amount corresponds to the largest volume operated to date by the Organization in this modality.

Based on data available up to November, Bradesco's share of the exchange market for exports totaled some 20.1%, a similar performance to same period in 2002.

Bradesco's share of the exchange market for imports, also based on information available up to November, totaled 13.1%, which corresponds to an increase of 26.0% in market share, compared with the first 11 months of 2002.

As a result of these increases, the International Area ended the year with a balance of US$ 7.1 billion in export and import financing and onlending to local customers.

Volume of Foreign Currency Trade - In billions of U.S. dollars

Export Market

Import Market

We present below the foreign trade portfolio balances at the 2003 year-end:

	In millions of U.S. dollars	In millions of reais
Export financing
Advance on Foreign Exchange Contracts - undelivered bills	1,680.4	4,853.6
Advance on Export Contracts - delivered bills	483.2	1,395.7
Prepayments	814.4	2,353.0
Onlending of funds borrowed from BNDES/EXIM	165.6	478.4
Exchange discounted in advance	27.0	78.0
Documentary drafts and bills of exchange in foreign currency	11.7	33.8
Indirect exports	4.2	12.1
Loans according to Export Incentive Program (Proex)	0.1	0.2

Total export financing	3,186.6	9,204.8

Import financing
Foreign currency import loans	249.5	720.6
Exchange discounted in advance	83.7	242.0
Open import credit	60.3	174.3
Total import financing	393.5	1,136.9
Guarantees
International guarantees	55.8	161.3
Total international guarantees	55.8	161.3
Total export and import financing	3,635.9	10,503.0

The foreign exchange portfolio is financed by credit lines obtained from correspondent banks. The Bank also has a Commercial Paper program in the United States in the amount of US$ 190 million, as well as two foreign trade finance facilities, one with the Inter American Development Bank - IDB in the amount of US$ 110 million and the other with the International Finance Corporation - IFC in the amount of US$ 70 million.

At the end of December, approximately 95 American, European and Asian Banks had extended credit lines to Bradesco.

	In millions of U.S. dollars
	December 31, 2003
	Assets	Stockholders' equity
Foreign Branches and Subsidiaries
Bradesco New York	895.7	139.4
Bradesco Grand Cayman	5,991.4	477.1
BCN Grand Cayman	430.2	138.3
Boavista Grand Cayman, Nassau and Banking Ltd. - Nassau	596.8	80.0
Cidade Capital Markets Ltd. - Grand Cayman	29.9	29.9
Bradesco Services Co. Ltd. - Tokyo	0.4	0.4
Mercantil Grand Cayman	141.0	140.7
Banco Bradesco Argentina S.A.	24.1	19.0
Banco Bradesco Luxembourg S.A.	291.2	125.0
Banco Alvorada (formerly BBV Banco) - Nassau	267.4	267.4

The core objective of the foreign branches and subsidiaries is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

At the end of 2003, as well as short-term funds obtained from correspondent banks for foreign trade financing, loans of US$ 2.822 billion on a consolidated basis were raised by the Bradesco Organization through public and private placements in the international capital market, earmarked for foreign trade financing and working capital loans.

This amount corresponds to a 195% increase compared to 2002, when the Organization obtained some US$ 955.6 million

In the same context, emphasis should be given to the conclusion during the year of the Payment Order Securitization Program, with funds obtained, on August 20, 2003, in two tranches for the total amount of US$ 400 million, under a 7-year term with a 2-year grace period for repayment of the principal and amortization on a quarterly basis. In addition, an amount of US$ 270 million was obtained through Bradesco Grand Cayman on July 10, 2003, with an 8-year term, out of a total of US$ 500 million, relating to the Securitization of Visanet Credit Card Receivables.

The programs also included an amount of US$ 500 million obtained on October 24, 2003, for a 10-year term in the Subordinated Debt category.

Profile of Public and Private Placements Abroad - Consolidated Bradesco

Funds Obtained Abroad

ISSUES	CURRENCY	MILLION	DATE ISSUED	MATURITY

2001 - PUBLIC ISSUES - US$ 1.075bn
FxRN	US$	175.0	22.2.2001	22.2.2002
FxRN	US$	100.0	25.4.2001	25.10.2002
FxRN	US$	100.0	18.6.2001	18.6.2003
USCP	US$	250.0	18. 6.2001	17.6.2002
FxRN	US$	100.0	24.7.2001	24.7.2002
FxRN	US$	200.0	24.10.2001	18.10.2002
SUBORDINATED DEBT	US$	150.0	17.12.2001	15.12.2011
- PRIVATE ISSUES - US$ 150m
2002 - PUBLIC ISSUES - US$ 708.2m

FxRN	US$	150.0	5.3.2002	5.3.2004
SUBORDINATED DEBT	US$	133.2	25.4.2002	17.4.2012
USCP	US$	150.0	17.6.2002	16.6.2003
FxRN	US$	100.0	18.9.2002	19.12.2002
FxRN	US$	175.0	17.12.2002	17.6.2003
PRIVATE ISSUES - US$ 247.4m
2003 - PUBLIC ISSUES - US$ 2.347,3bn
FxRN	US$	250.0	14.1.2003	14.10.2003
FxRN (EUR 70m)	US$	75.5	12.2.2003	12.8.2003
FxRN	US$	150.0	19.2.2003	19.12.2003
FxRN	US$	250.0	15.4.2003	2.7.2004
FxRN (EUR 100m)	US$	106.8	16.4.2003	16.12.2003
FxRN	US$	75.0	15.5.2003	16.11.2004
USCP	US$	190.0	16.6.2003	15.6.2004
FxRN	US$	150.0	17.6.2003	20.12.2004
Securitization MT 100 - Fixed	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 - Floating	US$	200.0	20.8.2003	20.8.2010
Subordinated Debt		500.0	24.10.2003	24.10.2013
FxRN		100.0	2.12.2003	3.1.2005
FxRN		100.0	26.12.2003	26.12.2006
PRIVATE ISSUES - US$ 474.3m

SPREAD OVER TBILL

Bradesco had the following programs in December 2003:
Type	Currency	Million

EURO CP PROGRAM (Grand Cayman)	US$	300.0
EURO CD PROGRAM (Grand Cayman)	US$	100.0
EURO CD PROGRAM (Grand Cayman)	US$	1,000.0
MTN PROGRAM	US$	2,500.0
USCP	US$	190.0
TERM LOAN FACILITY	US$	100.0
TRADE FINANCE FACILITY (IDB/IFC)	US$	180.0

Total	US$	4,370.0

  Capital Market

Underwriting Transactions

In 2003, Bradesco coordinated important transactions with stock, debentures and promissory notes which totaled R$ 4.832 billion, comprising 47.92% of all issues registered at the Brazilian Securities Commission (CVM).

Among these transactions we highlight the following: issuance of debentures of CPFL Energia S.A. in the amount of R$ 1.8 billion, issuance of debentures of Telesp Celular Participações S.A. in the total of R$ 700.0 million and the transaction with promissory notes of Bandeirante Energia S.A. in the amount of R$ 180.0 million. Bradesco also acted as co-manager for the structuring and distribution of the issuance of euro mid-term notes of Telesp Celular in the amount of US$ 150.0 million.

% Transactions

Of the total number of floating and fixed-return transactions registered at CVM up to December 2003, Bradesco participated in 22% of the primary and secondary stock issues and in 17% of debenture issues and 33% of promissory notes issues.

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

Confirming its dynamic approach in the prospecting of new business, Bradesco concluded 9 operations in the Mergers and Acquisitions segment in 2003.

Bradesco’s presence is also notable in Project Finance operations, acting as a financial advisor to major corporations operating in electric power generation and co-related projects, as well as in the structuring of the corresponding financings.

  Structured Transactions

Launched on June 23, 2003, this service area is part of the Organization’s strategy to strengthen its positions, considering the highly competitive scenario produced by the policies of recent governments in their pursuit for economic stability.

Designed principally to attend customers from Bradesco Corporate Banking and Bradesco Empresas, this service is focused on developing personalized solutions for customer needs in the following areas: project financing, securitization of assets, loan syndication, etc. which are known in the financial market as structured transactions.

The department implementation process was concluded in the final quarter of 2003 following the designation of the different area managers and staff. During the same period, the O&M department formalized the structure and definition of the department’s related activities and functions.

At the same time, the efforts made to disseminate this area’s activities continued across the Bradesco Empresas and Corporate Banking Branches, with the approval and recording of transactions involving the disbursement of resources to the order of R$ 150 million.

Collection and Tax and Utility Collections

Cash Management

Bradesco’s cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with superior quality standards (ISO 9001:2000) and security (electronic certification and sound cryptography).

The innovations have secured the preference of a growing number of customers from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its customers. We highlight, in particular, the following products:

Receipt Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco’s online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is now market leader, generating other business opportunities for the Organization. Online collection is responsible for processing more than 98% of all documents registered in the Bradesco collection portfolio.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco’s tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco’s tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

Payment Solutions

Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco’s payment solutions, deployed through the Net Empresa, Pag-For and PTRB products, meet all customer needs, facilitating supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

During the year, an amount of R$ 302.1 billon was recorded for 80.5 million payment transactions, facilitating the management of Trade Accounts Payable for more than 189 thousand companies.

Collection and Tax and Utility Collections

	In billions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Receipt solutions (1)	142.5	161.7	585.9	174.2	193.5	695.0
Payment solutions	58.9	65.8	217.6	71.7	96.7	302.1
Total	201.4	227.5	803.5	245.9	290.2	997.1
Taxes	18.5	19.0	71.2	20.6	23.8	82.6
Water, electricity, telephone, gas	3.1	3.4	12.2	4.1	4.6	16.1
Social security payments (2)	3.3	4.4	13.6	4.4	6.4	17.8
Total Public Sector	24.9	26.8	97.0	29.1	34.8	116.5

	Number of transactions (million)

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Receipt solutions (1)	165.1	171.1	655.6	177.9	210.9	729.9
Payment solutions	17.2	18.0	65.1	19.7	25.6	80.5
Total	182.3	189.1	720.7	197.6	236.5	810.4
Taxes	14.8	12.9	52.7	15.7	15.3	61.3
Water, electricity, telephone, gas	26.9	27.1	105.8	29.9	31.1	116.9
Social security payments (2)	11.9	12.7	47.9	11.3	12.0	43.2
Total Public Sector	53.6	52.7	206.4	56.9	58.4	221.4
(1) Total movement (funds obtained, used, credits, etc.).
(2) Total beneficiaries: more than 4.490 million retirees and pensioners (corresponding to 20.69% of all those registered with the Brazilian Institute of Social Security - INSS).
Payment via direct debit
47.245 million - January to December 2002
49.165 million - January to December 2003
N.B. In the 4th Quarter, the Receipt solutions include Check Custody and the Payment solutions include PTRB (online tax payment) and Net Empresa.

Growth - Receipt and Payment Solutions

Public Sector Growth

  Stock, Custody and Controllership Services

Bradesco offers its customers the following quality services using an appropriate infrastructure and specialized personnel: custody of securities, controllership, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas. All these services are fully certified by ISO 9001:2000

- Bookkeeping of Assets

164	Companies comprise the Bradesco computer-registered share system, with 5.6 million shareholders.

27	Companies comprise the Bradesco computer-registered debenture system, which totals R$ 12.2 billion.

14	Investment Funds comprise the Bradesco computer-registered quota system, which totals R$ 1.0 billion.

2	Registered BDR Programs, with a market value of R$ 268.6 million.

Custody and Controllership

R$ 100.9 billion	In assets under custody for 451 customers who use the Bradesco Custody services (Funds, Portfolios and DR).

R$ 119.1 billion	Comprises the total equity of the 634 investment funds and managed portfolios using the Bradesco Controllership services.

9	Registered DR Programs, with a market value of R$ 22.7 billion.

Customers and Assets under Custody

  Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding operating capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investment Growth

	In millions of reais

	1998	1999	2000	2001	2002	2003

Infrastructure	205	215	227	509	613	469
IT/Telecommunications	317	553	617	743	947	1,225

Total	522	768	844	1,252	1,560	1,694

  Banco BCN S.A.

Consolidated Balance Sheet - In millions of reais

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	22,702	23,273	22,480	22,905
Funds available	1,056	933	135	179
Interbank investments	1,012	3,777	5,030	5,110
Securities and derivative financial instruments	4,862	3,469	2,942	2,716
Interbank and interdepartmental accounts	688	1,001	798	947
Credit and leasing operations	12,471	11,790	11,246	11,667
Other receivables and other assets	2,613	2,303	2,329	2,286
Permanent assets	539	530	502	448

Total	23,241	23,803	22,982	23,353

LIABILITIES
Current and long-term liabilities	21,771	22,270	19,155	19,557
Demand, time and interbank deposits	11,820	12,918	9,080	9,314
Savings account deposits	757	775	778	789
Deposits received under security repurchase agreements
and funds from the issuance of securities	2,468	3,266	4,312	4,695
Interbank and interdepartmental accounts	299	108	122	72
Borrowings and onlendings	3,731	3,161	2,235	2,166
Derivative financial instruments	783	375	48	357
Other liabilities	1,913	1,667	2,580	2,164
Deferred income	5	6	19	23
Minority interest in subsidiaries	-	-	537	545

Stockholders' equity	1,465	1,527	3,271	3,228

Total	23,241	23,803	22,982	23,353

Consolidated Statement of Income - In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from lending and trading activities	1,794	985	5,289	1,356	1,023	4,902
Expenses for lending and trading activities	(1,561)	(440)	(3,733)	(863)	(687)	(3,069)
Gross profit from financial intermediation	233	545	1,556	493	336	1,833
Other operating income (expenses), net	(183)	(411)	(1,172)	(345)	(433)	(1,497)
Operating income	50	134	384	148	(97)	336
Non-operating income (expenses), net	7	(2)	17	(6)	3	(10)
Income before taxes and contributions	57	132	401	142	(94)	326
Taxes and contributions on income	9	(49)	(100)	(48)	33	18
Minority interest in subsidiaries	-	-	-	(19)	(17)	(66)

Net income (loss)	66	83	301	75	(78)	278

Operating Performance - Consolidated BCN

Funding and Portfolio Administration

At December 31, 2003, the overall funds obtained and managed by BCN totaled R$ 24.2 billion. Deposits, the Bank’s main source of funds, totaled R$ 10.1 billion. Total funds include an amount of R$ 3.2 billion in Investment Funds, obtained by BCN Branches, managed by BRAM - Bradesco Asset Management Ltda. and administrated by Banco Bradesco S.A.

Total Assets and Credit Operations

Assets totaled R$ 23.4 billion at the end of the year and of this amount, R$ 12.8 billion, or 54.6%, was allocated to credit operations, including leasing operations and advances on foreign exchange contracts and R$ 7.8 billion or 33.5%, was allocated to short-term interbank accounts, securities and derivative financial instruments.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, the Bank declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the “securities held to maturity” category.

Ratings

According to Fitch Atlantic Ratings, BCN’s risk rating is the highest attributed among banks operating in Brazil and Banco Finasa, according to Austin Rating, obtained the maximum triple-A rating for financial soundness as well as a “Low Risk” for long-term.

Net Income and Stockholders’ Equity for the Year

BCN reported net income of R$ 277.8 million for the year, corresponding to an average return of 12.1% on stockholders’ equity, which totaled R$ 3.2 billion at the year-end. We highlight the capital increase in August 2003 of R$ 1.5 billion.

In the first quarter, results include an amount of some R$ 132.5 million in non-recurring income, derived from prior-year deferred tax assets and negative bases of social contribution recorded in Potenza Leasing S.A. Arrendamento Mercantil. And in the fourth quarter, prepaid expenses of R$ 138.3 million, net of tax effects, as a result of the mark-to-market adjustment of swap transactions in Banco Finasa S.A., used to hedge direct consumer financing adjusted based on the corresponding contract terms, as well as R 32.1 million of expense, net of tax effects, as a result of the full amortization of goodwill in Banco de Crédito Real de Minas Gerais S.A., as part of the corporate restructuring process in progress.

Customer Service Network

At December 31, 2003, the Bank’s customer service network comprised 220 Branches nationwide: 2 BCN Digital Branches (in São Paulo and Rio de Janeiro), through which managers attend customers by phone and products are delivered by courier service, with no need for customers to leave their homes or the office; 1 Branch abroad in Grand Cayman; 200 Banking Service Posts and Online Service Outlets installed on corporate customer premises and 1 Branch of Banco Finasa S.A. - a wholly owned subsidiary.

The ATM Network comprised 828 BCN terminals, 11,030 Bradesco Day and Night ATMs and 2,216 terminals in the 24-Hour Bank Network, as well as the services offered by BCN Office Banking and BCNNet Internet Banking and the BCN Live Line, a phonebank available to branch customers throughout Brazil.

Finasa Promotora de Vendas Ltda., a wholly owned subsidiary of Banco Finasa S.A., had 53 Branches at the end of the year and was present in 12,762 new and used vehicle dealerships and 1,097 stores selling furniture and home decor, tourism, auto parts and IT related equipment and software, among others.

At the end of 2003, BCN had 877 thousand customers of whom 721 thousand are checking account holders and 156 thousand are non-account holders, as well as some 901 thousand savings account holders and had issued a total of 161 thousand credit cards. Customers served by Banco Finasa S.A. totaled 936 thousand.

On February 25, 2004, the BCN Branches will be integrated with the Bradesco Customer Service Network. This measure is designed to optimize resources, combining expertise and ensuring that customers receive top-quality products and services.

Corporate Reorganization

In the pursuit of increased competitiveness and productivity and the consequent rationalization and reduction of administrative and legal costs, the Bradesco Organization changed the organizational structure of BCN in 2003 as follows:

- In February, BCN Leasing Arrendamento Mercantil S.A. incorporated Bradesco Leasing S.A. Arrendamento Mercantil and changed its name to Bradesco BCN Leasing S.A. Arrendamento Mercantil.

- In April, Bradesco BCN Leasing incorporated Finasa Leasing Arrendamento Mercantil S.A.

- In July, the capital of Banco de Crédito Real de Minas Gerais S.A. was decreased by R$ 2.0 billion.

- In August, the capital of Banco BCN was increased by R$ 1.5 billion.

- In September, Bancocidade Distribuidora de Títulos e Valores Mobiliários Ltda. and BCN S.A. Distribuidora de Títulos e Valores Mobiliários were incorporated by Finasa Distribuidora de Títulos e Valores Mobiliários S.A. and as a result BCN now holds 80.0% of this company’s capital; BCN Corretora de Títulos e Valores Mobiliários S.A., formerly CLSA-BCN Corretora de Títulos e Valores Mobiliários S.A., incorporated Bancocidade Corretora de Valores Mobiliários e de Câmbio Ltda. and Bradesco BCN Leasing acquired the portfolio of BBV Leasing Brasil S.A. Arrendamento Mercantil - now named Alvorada Leasing Brasil S.A. Arrendamento Mercantil.

- In October, BCN Corretora de Títulos e Valores Mobiliários S.A. incorporated Alvorada Banco de Investimentos S.A., acquired as part of the purchase process of BBV Banco by Bradesco; moreover following a partial spin-off of the capital of Boavista S.A. Arrendamento Mercantil, the spun-off portion in the amount of R$ 195 million was incorporated by Bancocidade-Leasing Arrendamento Mercantil S.A.

- In December, Boavista S.A. Arrendamento Mercantil was incorporated by Banco Boavista InterAtlântico S.A.

Significant Event

On November 6, the Bradesco Organization, through its subsidiary Banco Finasa S.A., acquired the total capital of Banco Zogbi S.A. and its subsidiaries Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. and Promovel Empreendimentos e Serviços Ltda. This acquisition, currently pending ratification by the Brazilian Central Bank, represents a strategic advance by the Bank into the consumer financing sector, with the inclusion of 1.5 million active borrowers and some 4 million registered customers, a Network of 67 outlets and more than 11 thousand establishments capable of offering consumer financing (CDC) and card products with considerable growth potential.

Social Action

During the year, the Bradesco Organization continued supporting sports activities through the BCN SPORTS PROGRAM, focused on the formation, maintenance and dissemination of women’s basketball and volleyball. At the end of December, the Program covered 81 sports training centers, 48 for volleyball and 33 for basketball, where some 4,300 girls from 10 to 15 years of age have access to courts, uniforms, sports material, instructors and all the infrastructure required to practice these sports completely free of charge. The training centers are installed on the premises of private and state schools, at the City Hall sports complex in Osasco and at the Fundação Bradesco (Bradesco Foundation) and SESI units. Participation in this program requires proof of continuous and consecutive attendance at school and includes counseling on health issues, life quality, living in society, social behavior, citizenship issues and prevention of drug abuse.

As well as these training centers, the Program also maintains competitive Women’s Volleyball and Basketball teams in all base categories (14 to 18 year olds), an initiative which is making an effective contribution towards the formation of future world-class Brazilian athletes.

Providing incentives and promoting premium-level sport in Brazil, the Program also maintains a senior Women’s Volleyball team called BCN OSASCO, a benchmark in national sports. The team is currently the National Super League Champion and has won all of the most important championships played over recent years. The team is currently São Paulo State’s fifth-time League Champion and has also won the Regional Championships 5 times and State Interior Championship 4 times.

The BCN Sports Association (Associação Desportiva Classista BCN) received authorization from the National Council for Child and Youth Rights - CONANDA to obtain funds for investment in its Socially Focused Sports Projects, designed to benefit children and youngsters through the National Foundation for Children and Youth (Fundo Nacional para a Criança e Adolescente - FNCA) in accordance with Resolution nº 93 of November 25, 2003, with the BCN Osasco - Volley and Basketball Training Center project.

In 2004, the BCN Sports Program will commence a new phase changing its name to FINASA SPORTS PROGRAM.

  Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	4,166	4,051	4,841	5,519
Funds available	-	-	3	4
Interbank investments	48	38	25	35
Securities and derivative financial instruments	10	16	15	12
Interbank accounts	19	19	20	20
Credit and leasing operations	3,847	3,745	4,461	5,036
Other receivables and other assets	242	233	317	412
Permanent assets	7	7	12	12

Total	4,173	4,058	4,853	5,531

LIABILITIES
Current and long-term liabilities	3,978	3,839	4,557	5,308
Demand, time and interbank deposits	3,600	3,502	4,128	4,746
Deposits received under security repurchase agreements
and funds from the issuance of securities	4	6	3	-
Borrowings and onlendings	64	75	124	140
Derivative financial instruments	55	66	92	327
Other liabilities	255	190	210	95
Deferred income	4	3	18	21
Stockholders’ equity	191	216	278	202

Total	4,173	4,058	4,853	5,531

Consolidated Statement of Income - In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from lending and trading activities	314	350	1,152	408	209	1,374
Expenses for lending and trading activities	(175)	(211)	(675)	(239)	(229)	(918)
Gross profit from financial intermediation	139	139	477	169	(20)	456
Other operating income (expenses), net	(99)	(93)	(348)	(133)	(125)	(480)
Operating income	40	46	129	36	(145)	(24)
Non-operating income (expenses), net	(1)	-	(2)	-	-	(4)
Income before taxes and contributions	39	46	127	36	(145)	(28)
Taxes and contributions on income	(14)	(14)	(43)	(13)	49	9

Net income (loss) (*)	25	32	84	23	(96)	(19)

(*) Fourth quarter results for 2003 were affected by the mark-to-market adjustment of swaps (see Operating Performance).

Profile

Banco Finasa S.A., a wholly owned subsidiary of Banco BCN S.A., operates in the financing sector, through Finasa Promotora de Vendas Ltda., which is responsible for securing customers and transactions.

Designed to increase the volume of business, as in the case of the partnerships entered into with Ford Credit and Microsoft, Finasa signed an agreement, in the first half of 2003, with ABRAPAR, subsequent to approval by the Brazilian Association of Fiat Automobile Dealerships - ABRACAF, to support the financing of vehicles sold by the associated dealerships.

At the end of December, Finasa Promotora had 53 Branches and was present in 12,762 new and used registered vehicle dealerships and 1,097 stores selling furniture and home decor, tourism, auto parts and IT related equipment and software, among others.

Customers served by Banco Finasa totaled some 936 thousand.

According to Austin Rating, Banco Finasa obtained the maximum triple-A rating for financial soundness, as well as a “Low Risk” for long-term

Significant Event

On November 6, the Bradesco Organization, through its subsidiary Banco Finasa S.A., acquired the total capital of Banco Zogbi S.A. and its subsidiaries Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. and Promovel Empreendimentos e Serviços Ltda. This acquisition, currently pending ratification by the Brazilian Central Bank, represents a strategic advance by the Bank into the consumer financing sector, with the inclusion of 1.5 million active borrowers and some 4 million registered customers, a Network of 67 outlets and more than 11 thousand establishments capable of offering consumer financing (CDC) and card products with considerable growth potential.

Operating Performance

At the end of the year, assets totaled R$ 5.5 billion, an increase of 36.3% compared to December 2002. The balance of the new and used auto financing portfolio, before allowance for loan losses, totaled R$ 5.1 billion, an increase of 33.7%, as compared to 2002. Auto-financing production for 2003 totaled R$ 4.1 billion, a 100.9% increase in comparison with the total of R$ 2.1 billion produced in 2002.

In 2003, the Bank reported a loss of R$ 19.3 million compared to stockholders’ equity of R$ 201.5 million, as a result of the mark-to-market adjustment of swap transactions, in compliance with Central Bank Circular 3082, in the amount of R$ 138.3 million, net of tax effects.

These transactions are designed to hedge overall credit operations and were entirely successful from an economic viewpoint. However, from a formal standpoint, these transactions are not acceptable as hedges pursuant to the aforementioned legislation. As a result, the asset transactions to which they are a counter entry receive a different accounting treatment, ie, they are adjusted based on the rates established in the corresponding contracts, while swaps are marked to market.

If these transactions were formally accepted as hedges, the related assets (credit operations) could also be marked to market and in such case, the Bank would have reported net income of R$ 150.4 million and stockholders’ equity of R$ 335.5 million, corresponding to a return of 44.8% for the year.

The accounting effects arising from the mark-to-market adjustment of the swaps will be reversed in future periods following the adjustment of the asset transactions and could be subject to further oscillation as a result of changes in market rates.

Social Action

In 2004, the Bradesco Organization maintaining its support of sports activities will commence a new phase whereby the BCN Sports Program will be called FINASA Sports Program (PROGRAMA FINASA ESPORTES) continuing its activities focused on the formation, maintenance and dissemination of women’s basketball and volleyball.

  Bradesco Insurance Group

Insurance

Consolidated Balance Sheet - In millions of reais (*)

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	3,242	3,404	3,943	4,266
Securities	1,554	1,679	2,136	2,324
Insurance transactions and other accounts receivable	1,688	1,725	1,807	1,942
Permanent assets	2,065	2,021	2,646	2,807

Total	5,307	5,425	6,589	7,073

LIABILITIES
Current and long-term liabilities	3,071	2,738	3,290	3,482
Tax and social security contributions	544	587	593	626
Insurance-related payables	202	173	319	360
Other liabilities	787	366	459	494
Technical reserves	1,538	1,612	1,919	2,002
Minority interest	89	95	51	43
Stockholders’ equity of the parent company	2,147	2,592	3,248	3,548

Total	5,307	5,425	6,589	7,073

Consolidated Statement of Income - In millions of reais (*)

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Earned premiums	1,220	1,236	4,875	1,601	1,698	6,098
Retained claims	(913)	(941)	(3,633)	(1,313)	(1,365)	(4,944)
Selling expenses	(147)	(157)	(579)	(168)	(184)	(668)
Other operating income (expenses)	4	18	17	26	29	88
Contribution margin	164	156	680	146	178	574
Administrative costs	(167)	(162)	(638)	(183)	(212)	(744)
Taxes	(13)	(28)	(69)	(19)	(27)	(87)
Financial results	78	98	343	132	121	475
Operating income	62	64	316	76	60	218
Non-operating income	16	13	(2)	(28)	5	(44)
Results on investments in subsidiary and associated companies	128	128	484	143	114	436
Minority interest	(1)	(7)	(13)	1	1	1
Income before taxes and contributions	205	198	785	192	180	611
Taxes and contributions on income	(12)	14	(36)	-	(7)	2

Net income	193	212	749	192	173	613

N.B. Includes insurance premiums issued by Bradesco Vida e Previdência S.A. (with VGBL).
(*) Includes: Bradesco Seguros, Indiana Seguros, Bradesco Saúde, União Novo Hamburgo de Seguros and Finasa Seguradora S.A.

Performance Ratios

	%

	Accumulated to September		Year

	2002	2003	2002	2003

Claims ratio (1)	71.5	69.8	72.0	68.4
Selling ratio (2)	11.6	11.0	11.9	11.0
Combined ratio (3)	99.6	104.2	100.3	104.0
Expanded combined ratio (4)	92.9	96.2	95.4	96.5
Administrative expense ratio (5)	12.9	11.9	12.8	12.0

(1) Retained claims (excluding withdrawals on life insurance from 2002 and withdrawals on VGBL from 2003)/earned premiums.
(2) Selling expenses/earned premiums.
(3) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/earned premiums.
(4) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/(Earned premiums + Financial result on earned premiums).
(5) Administrative expenses/earned premiums.

Insurance Premium Market Share (%)

Bradesco Seguros secured R$ 8.6 billion in premiums and maintained its industry leadership with a 25.7% market share. An amount of R$ 33.3 billion was secured in premiums by this sector up to November 2003.

Growth in Technical Reserves - In millions of reais

Growth in Guaranteeing Assets of Technical Reserves
In millions of reais

Earned Premiums by Insurance Line

	In millions of reais

	2002			2003

Insurance	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Health	572	596	2,306	666	685	2,599
Auto/RCF (a)	300	312	1,199	349	397	1,418
Life/AP(b)/VGBL(c)	238	227	944	481	510	1,638
Basic Lines	77	75	306	84	84	338
DPVAT(d)	33	26	120	21	22	105

Total	1,220	1,236	4,875	1,601	1,698	6,098

(a) Optional third-party liability.
(b) Personal accident.
(c) Long-term life products.
(d) Compulsory vehicle insurance.

In December 2003, the Company’s earned premiums grew by 25.1% compared to December 2002.

Earned Premiums by Insurance Line (%)

Retained Claims by Insurance Line

	In millions of reais

	2002			2003

Insurance	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Health	499	518	1,977	601	615	2,326
Auto/RCF	217	224	883	274	313	1,106
Life/AP/VGBL	130	133	504	375	380	1,238
Basic Lines	43	47	174	42	43	190
DPVAT	24	19	95	21	14	84

Total	913	941	3,633	1,313	1,365	4,944

Retained Claims by Insurance Line (%)

Total Claims Ratio - Accumulated over the 12-month period (%)

Selling Expenses by Insurance Line

	In millions of reais

	2002			2003

Insurance	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Health	18	18	72	22	23	83
Auto/RCF	56	58	218	64	75	263
Life/AP/VGBL	61	62	238	67	69	259
Basic Lines	12	19	51	15	17	63

Total	147	157	579	168	184	668

Selling Expenses by Insurance Line (%)

Number of Policyholders - Thousand

Up to December 31, 2003, the average number of customers grew by 9.5% compared to the same period in 2002.

Bradesco Saúde continues to maintain its outstanding market position, especially in the corporate health insurance segment. Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs (source: ANS). At present, Bradesco Saúde has more than 2.4 million customers.

The increasing number of policyholders employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Health Insurance market.

More than 11 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of Brazil’s 100 largest companies in terms of billings, 34 are Bradesco clients in the Health and Dental Health lines and out of the country’s 50 largest companies, 32% are Bradesco Saúde clients. (source: Exame Magazine’s Biggest and Best List, July 2003).

Emphasis should also be given to the practical nature of the Bradesco Saúde Portal (http://www.bradescosaude.com.br), which, in addition to providing information on available products, also offers a number of services to policyholders, prospects and brokers.

The Bradesco Insurance Group consolidated its leadership position in the Brazilian Basic Line Insurance market, with premiums issued through November 2003 in the volume of R$ 804 million, a 17.1% increase compared to the prior year and a significant 12.4% share of the overall market billings in this area.

As well as the increase in the volume of premiums issued, the total premiums earned up to November 2003 increased by 11.2% as compared to the same period in 2002.

In the Corporate Risk area, the Group consolidated its position by insuring major business conglomerates operating in the mining, oil, steel, agribusiness, paper and pulp, power, automobile, chemical and petrochemical, aluminum and aircraft industries, confirming its role as one of Brazil’s main Insurance Groups with a strong presence in the following main types of insurance: operating risk, named risk, national and international transport risk, engineering risks, oil risks and port operator risks.

In the mass market insurance segment, focusing on consumer and small and medium corporate customers, product line sales registered an important growth, in particular, Bradesco Bilhete Residencial, which achieved a record of 548,365 homes insured in 2003, an increase of 26.6% compared to the prior year.

The launching of new products and the reformulation of others in the pursuit to offer our customers best quality products on a permanent basis, made a significant contribution to the results achieved in 2003.

The Automotive and RCF (Optional Third Party Liability) portfolio posted an important increase in the number of policyholders and obtained market leadership maintaining the technically correct pricing policy. Emphasis should also be given to the implementation of the differentiated services which add value to products, such as discounts given through the nationwide customer service networks and the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

Bradesco’s market share of the Auto/RCF portfolio up to November 2003, published by SUSEP, increased from 15.5% to 17.3%.

In June, Bradesco Seguros launched a new product called Garantia Plus, which secured 72 thousand customers in its first 7 months of operation. The Bradesco Seguros’ Garantia Plus line offers coverage for personal accident (death and invalidity) and 6 more events comprising serious illnesses: heart surgery and angioplasty, cancer, strokes (CVA), chronic kidney disease, transplants, as well as assistance such as second opinions from abroad and funeral and personal expenses.

Awards

Bradesco Seguros

1. On April 25, Bradesco Seguros won the Top de Marketing 2003 award given by the Brazilian Association of Sales and Marketing Directors - ADVB with the following case: “Bradesco Seguros. Liderança de ponta a ponta é isso: 1ª em Share of Market, e agora também a 1ª em Top of Mind”.

2. The Bradesco Seguros website, which had already won the iBEST internet award in the Insurance and Revelation categories in 2002, won the Grand Prix “internet oscar” again in 2003 by popular vote and its website was also rated best Insurance category site by the Academy and popular votes.

3. In July, Bradesco Seguros was ranked first place at the eighth edition of the Top of Mind awards - Marcas de Sucesso - Minas Gerais. The event was organized by the business economy magazine Mercado Comum to reveal outstanding brand awareness among consumers. Bradesco Seguros won the award in the Insurance Company Leadership category. The study was carried out by the Instituto de Perfil, with more than 1,221 household interviews carried out in nine different regions throughout the state.

4. Also in July, Bradesco Seguros was considered as most remembered mark in the state of Alagoas winning the Prêmio Marcas 2003, in the category Top of Mind - First remembered brand category. The award was given by the Tribuna de Alagoas newspaper based on a poll carried out by the Harrop Institute. The study revealed that 12.9% of those interviewed replied “Bradesco Seguros”, when asked which brand comes to mind first when insurance is mentioned. This percentage was double that achieved by the 2nd ranked company.

5. Bradesco Seguros won the “Folha Top of Mind” ‘Insurance’ category award for the second year running. This award was based on the results of a poll carried out by Instituto Datafolha among thousands of people interviewed nationwide. The poll was designed to reveal which brands are most remembered by consumers. The award which was introduced in 1988 has 35 categories and 5 special awards.

Bradesco Saúde

1. Bradesco Saúde received the Top Hospitalar 2003 award for the third year in a row, an important title in the Brazilian medical-hospital market ranking. The award was based on the results of a preferred product brand survey (V Pesquisa de Preferência de Marcas em Produtos), carried out by the Guia de Fornecedores Hospitalares (Hospital Suppliers Guide). Bradesco Saúde was considered the most remembered brand and highlight of the year in the “Health” category. The awards ceremony took place at São Paulo’s Credicard Hall on December 3, 2003.

2. Bradesco Saúde won the Hospital Best award in the “Health Operator of the Year” (Operadora de Saúde do Ano) category, based on a poll carried out among doctors, medical-hospital service suppliers and other health area professionals throughout Brazil. The first edition of this award is an initiative of the Brazilian Association of Health Area Marketing and the poll was monitored by Simonsen e Associados.

  Vida e Previdência (Private Pension Plans)(1)

Balance Sheet - In millions of reais

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	14,974	17,400	22,719	24,920
Funds available	30	2	36	27
Interbank investments	17	18	19	20
Securities	14,389	16,923	22,197	24,438
Insurance operations and other accounts receivable	538	457	467	435
Permanent assets	300	251	253	249

Total	15,274	17,651	22,972	25,169

LIABILITIES
Current and long-term liabilities	14,176	16,536	21,404	23,451
Tax and social security contributions	365	420	503	627
Operating liabilities for Insurance and Private Pension Plans	103	156	124	160
Other liabilities	122	57	44	140
Technical reserves	13,586	15,903	20,733	22,524
Stockholders' equity	1,098	1,115	1,568	1,718

Total	15,274	17,651	22,972	25,169

Statement of Income - In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Retained premiums (except VGBL)	213	223	849	254	266	980
Variations in premium reserves	(23)	(30)	(57)	(4)	(19)	(66)
Earned premiums (except VGBL)	190	193	792	250	247	914
Earned premiums - VGBL	22	11	54	216	246	669
Total earned premiums	212	204	846	466	493	1,583
Retained claims	(116)	(124)	(468)	(162)	(141)	(590)
Expenses with benefits and redemptions - VGBL	-	-	-	(200)	(228)	(614)
Selling expenses - Insurance	(49)	(55)	(199)	(60)	(63)	(234)
Other operating income (expenses)	25	28	89	45	58	174
Income from net contributions	340	321	1,348	311	494	1,344
Expenses with benefits/matured plans	(413)	(503)	(1,609)	(559)	(773)	(2,195)
Selling expenses - Pension Plans	(22)	(24)	(99)	(24)	(25)	(98)
Administrative expenses	(46)	(60)	(196)	(53)	(67)	(217)
Tax expenses	(5)	(3)	(21)	(3)	(3)	(14)
Financial income	669	1,273	2,777	1,081	1,068	4,363
Financial expenses	(499)	(1,007)	(2,034)	(701)	(623)	(2,884)
Equity income and expenses	-	2	7	4	2	9
Non-operating income	8	5	10	4	(2)	2
Income before taxes and contributions	104	57	451	149	190	629
Taxes and contributions on income	(33)	15	(109)	(42)	(71)	(202)

Net income	71	72	342	107	119	427

(1) Includes Bradesco Vida e Previdência S.A. and from June 2003, Alvorada Vida S.A. (formerly BBV Previdência e Seguradora Brasil S.A.).

Income from Plans - Market Share (%)

Since its foundation in 1981, Bradesco Vida e Previdência has recorded consistently high levels of growth, confirming its leadership of a sector which from the early nineties has shown considerable potential for expansion.

Income from its private pension plans has grown some 25.7% per year over the last five years, enabling the company to maintain its leadership position with 37.9% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Vida e Previdência hallmark reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves - In millions of reais

Providing a secure option for participants, policyholders and beneficiaries, Bradesco Vida e Previdência has recorded an increasing growth rate in the volume of its technical reserves. During the year, technical reserves presented an increase of 41.6% as compared to 2002, highlighting the company's capacity to meet the commitments assumed.

Bradesco Vida e Previdência's unquestionable commitment to providing a care-free future for its participants has ensured its ranking as Brazil's largest listed supplementary pension plan company.

Growth in Guaranteeing Assets of Technical Reserves - In millions of reais

Private Pension Plan and VGBL Investment Portfolio - Market Share (%)

Reflecting the growth in income from private pension plans, Bradesco Vida e Previdência ended the fourth quarter of 2003 with a high level of capitalization. The investment portfolio presents an ongoing growth in financial volume and results, well above the required volume of technical reserves.

The company's success and commitment to the implementation of its policies are confirmed by its 51.9% share of this segment, one of most important market indicators.

Increase in Number of Participants - Thousand

N.B.: Includes VGBL long-term life products.

During the period, Bradesco Vida e Previdência signed new contracts for individual and company plans, which accounted for a 9.9% increase in the number of participants compared to the performance recorded for 2002. Total plan participants surpassed the 1.3 million mark.

  Savings Bonds (1)

Balance Sheet - In millions of reais

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	1,573	1,776	2,152	2,621
Securities	1,453	1,664	2,059	2,427
Accounts receivable and other accounts receivable	120	112	93	194
Permanent assets	378	340	329	20

Total	1,951	2,116	2,481	2,641

LIABILITIES
Current and long-term liabilities	1,616	1,884	2,033	2,239
Tax and social security contributions	183	205	238	367
Other liabilities	5	84	16	18
Technical reserves	1,428	1,595	1,779	1,854
Stockholders' equity	335	232	448	402

Total	1,951	2,116	2,481	2,641

Statement of Income - In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from savings bonds	259	339	1.020	292	315	1.156
Variation in technical reserves	(68)	(170)	(267)	(73)	(78)	(226)
Redemption of bonds	(180)	(169)	(721)	(253)	(256)	(962)
Bonds redeemed	(176)	(164)	(690)	(246)	(250)	(943)
Winning bonds	(4)	(5)	(31)	(7)	(6)	(19)
Financial income	41	38	190	110	87	337
Administrative expenses	(20)	(19)	(73)	(18)	(26)	(81)
Equity results	33	47	107	35	14	57
Non-operating income	1	3	4	1	39	40
Income before taxes and contributions	66	69	260	94	95	321
Taxes and contributions on income	(11)	(7)	(50)	(20)	(29)	(89)

Net income	55	62	210	74	66	232

(1) Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

The company is consolidating its outstanding position in diverse regions and holds a leadership position in two Brazilian states, according to the latest figures for November published by SUSEP. The company’s market share in these states was as follows: 27.8% in Amazonas and 23.6% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, the company developed a number of products varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the company closer to the general public and consolidated the success of its “Pé Quente” (Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO9002 certification and in December 2002 this certificate was upgraded to the 2000 Version ISO 9001:2000. This certification from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Plans - Market Share (%)

Technical Reserves - Market Share (%)

Growth in Technical Reserves - In millions of reais

With its fast-growing volume of technical reserves, Bradesco Capitalização surpassed the mark of R$ 1.85 billion up to December, presenting a growth rate of 16.2% compared to the same period in 2002. According to data from SUSEP for November 2003, the company has 22.6% of the total market volume of technical reserves.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments assumed with its customers.

Growth in Assets guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

In line with its customer loyalty building policy focused on customer service and the offer of innovative products, the number of Bradesco Capitalização customers increased by 12.2% up to December 2003, compared to the same period in 2002, totaling 2.8 million.

Outstanding Savings Bonds - Bradesco Customers - Thousand

Outstanding Savings Bonds with transfer of draw participation rights - Thousands

Outstanding Savings Bonds - Thousand

The outstanding savings bond portfolio also presented a significant increase of 512.7% compared to 2002, with more than 78 million outstanding bonds. Of this amount, 94.1% are certificates with “Transfer of Draw Participation Rights”, which were sold via partnership agreements with companies in different market segments, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa, Companhia Paulista de Força e Luz (CPFL), Bandeirante Energia, etc. Since the purpose of this type of savings bond certificate is to add value to partners’ products or to provide incentives for customer payments, these are low-priced bonds with reduced terms and grace periods.

Highlights

Bradesco Capitalização was highlighted in an article published in the April edition of the Conjuntura Econômica magazine, and ranked as leader of its corresponding sector, based on a study conducted by Austin Rating. The methodology used to rank the best companies considered indicators such as stockholders’ equity, liquidity and profitability.

Awards

Bradesco Capitalização received the Top de Marketing 2003 award, given by the Brazilian Association of Sales and Marketing Directors - ADVB for the following case: “Título de Capitalização Pé Quente Reserva Especial em proeza inédita: quebra paradigma e conquista público de alta renda”. This award is designed to give proper recognition for the work of organizations which demonstrate excellence in sustaining their products, services or trademarks through innovative and consistent marketing tactics.

  Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	283	156	188	320
Interbank investments and securities	75	82	96	66
Other receivables and other assets	208	74	92	254
Permanent assets	18	18	20	20

Total	301	174	208	340

LIABILITIES
Current and long-term liabilities	220	88	109	274
Other liabilities	220	88	109	274

Stockholders' equity	81	86	99	66

Total	301	174	208	340

Statement of Income - In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from lending and trading activities	5	4	15	5	4	18
Gross profit from financial intermediation	5	4	15	5	4	18
Other operating income (expenses), net	1	1	3	1	1	3
Operating income	6	5	18	6	5	21
Income before taxes and contributions	6	5	18	6	5	21
Taxes and contributions on income	(2)	(1)	(6)	(2)	(2)	(7)

Net income	4	4	12	4	3	14

At the end of 2003, Bradesco Corretora maintained its outstanding position in the Capital Market.

We present below a summary of the main activities carried out during the year:

Bradesco Corretora ended the year among the 11th most important brokerage firms, out of more than 100 operating in the São Paulo Stock Exchange (BOVESPA). During this period, services were provided to 50,499 investors and 279,665 buy and sell orders were carried out for a total financial volume of R$ 11.3 billion. The Corretora participates with BOVESPA in the “Bovespa vai até você” campaign in an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 2 million contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 244.7 billion, ranking the Corretora 24th among the most important brokerage firms, out of more than 100 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as promoting the futures market. For example, in the agricultural area it acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the twelve-month period totaled 166,694 orders with a financial volume of R$ 960.1 million, representing 4.5% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fifth in the overall ranking. The customer base increased by 34.1% with more than 4,889 new customers registered during the year and more than 39,883 e-mails received.

As a result of its role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with a financial volume of R$ 515.5 million for the year.

Bradesco Corretora offers an investment analysis service, operating in conjunction with Banco Bradesco's economic area, delivering main market performance reports, suggested stock portfolios and comprehensive stock guide.

The company also offers a non-resident investor representation service for transactions carried out in the financial and capital markets, in accordance with the provisions of CMN Resolution 2689/000, of January 26, 2000.

Net income recorded for the year totaled R$ 14.2 million.

Stockholders' equity at the end of the year increased to R$ 65.6 million, corresponding to 19.28% of total assets of R$ 340.2 million.

Information - Trading at BM&F and BOVESPA

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

BM&F
Ranking	22nd	29th	6th	21st	29th	24th
Contracts traded (million)	0.5	0.3	6.3	0.6	0.4	2.0
Financial volume (in billions of reais)	55.9	39.1	685.2	72.1	45.0	244.7

Stock Exchange
Ranking	7th	5th	7th	10th	10th	11th
Number of investors	15,831	13,006	48,757	17,025	16,802	50,499
Number of orders executed	60,985	58,180	199,631	74,128	88,365	279,665
Volume traded (in billions of reais)	3.2	2.6	10.3	3.1	3.8	11.3

Home Broker
Ranking	3rd	4th	4th	4th	5th	5th
Registered customers	13,161	14,334	14,334	17,082	19,223	19,223
Orders executed	36,222	36,806	117,257	44,296	51,633	166,694
Volume traded (in millions of reais)	172.8	194.3	605.7	248.6	319.9	960.1

Bradesco Securities, Inc .

Balance Sheet - In thousands of reais

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	4,215	3,464	61,366	64,587
Funds available	747	574	408	2,041
Interbank investments	-	-	2,885	970
Securities and derivative financial instruments	3,440	2,829	58,036	60,544
Other receivables and other assets	28	61	37	1,032
Permanent assets	172	140	84	70

Total	4,387	3,604	61,450	64,657

LIABILITIES
Current and long-term liabilities	127	172	141	158
Other liabilities	127	172	141	158
Stockholders' equity	4,260	3,432	61,309	64,499

Total	4,387	3,604	61,450	64,657

Statement of Income - In thousands of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Gross profit from financial intermediation	36	5	89	1,332	3,552	4,697
Other operating income (expenses), net	(468)	(329)	(1,585)	(294)	355	(789)
Operating income (expense)	(432)	(324)	(1,496)	1,038	3,907	3,908

Net income (loss)	(432)	(324)	(1,496)	1,038	3,907	3,908

Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 90 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Designed to provide leverage to its brokerage transactions abroad, Bradesco Securities, Inc. increased company capital in the amount of US$ 20 million in May 2003.

Leasing Companies

At December 31, 2003, the Bradesco Organization had the following leasing companies: Bradesco BCN Leasing S.A. Arrendamento Mercantil, Potenza Leasing S.A. Arrendamento Mercantil, Bancocidade Leasing Arrendamento Mercantil S.A. and Alvorada Leasing Brasil S.A. Arrendamento Mercantil, formerly BBV Leasing Brasil S.A. Arrendamento Mercantil.

Balance Sheet in aggregate - In millions of reais

	2002		2003

	September	December	September	December

ASSETS
Current assets and long-term receivables	2,737	3,372	4,989	5,061
Funds available	7	6	6	2
Interbank investments	841	1,568	2,105	2,153
Securities and derivative financial instruments	24	10	1,096	1,171
Leasing operations	1,669	1,533	1,405	1,372
Allowance for leasing losses	(168)	(148)	(122)	(114)
Other receivables and other assets	364	403	499	477
Permanent assets	42	40	40	41

Total	2,779	3,412	5,029	5,102

LIABILITIES
Current and long-term liabilities	1,823	1,706	2,994	3,022
Interbank deposits	314	266	3	-
Securities received under security repurchase agreements and funds received from issuance of securities	134	59	1,593	1,650
Borrowings and onlendings	271	240	256	253
Derivative financial instruments	16	14	10	22
Subordinated debt	627	630	635	628
Other liabilities	461	497	497	469
Stockholders' equity	956	1,706	2,035	2,080

Total	2,779	3,412	5,029	5,102

Statement of Income - In millions of reais

	2002			2003

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from lending and trading activities	160	134	667	283	345	1,000
Expenses for lending and trading activities	(106)	(34)	(417)	(161)	(246)	(579)
Gross profit from financial intermediation	54	100	250	122	99	421
Other operating income (expenses), net	(15)	(37)	(81)	(20)	(30)	(85)
Operating income	39	63	169	102	69	336
Non-operating income	2	6	17	-	4	8
Income before taxes and contributions	41	69	186	102	73	344
Tax and contributions on income	(18)	8	(37)	(33)	(25)	14

Net income	23	77	149	69	48	358

Leasing Companies

Corporate Reorganization

In 2003, the Bradesco Organization changed the organizational structure of the Leasing Companies as follows:

  In February, BCN Leasing Arrendamento Mercantil S.A. incorporated Bradesco Leasing S.A. Arrendamento Mercantil and changed its name to Bradesco BCN Leasing S.A. Arrendamento Mercantil.
  In April, Bradesco BCN Leasing incorporated Finasa Leasing Arrendamento Mercantil S.A.
  In September, Bradesco BCN Leasing acquired the leasing portfolio of BBV Leasing Brasil S.A. Arrendamento Mercantil - now named Alvorada Leasing Brasil S.A. Arrendamento Mercantil - and following the capital increase of R$ 350 million in Bancocidade-Leasing Arrendamento Mercantil S.A., became its controlling stockholder.
  In October, the capital of Boavista S.A. Arrendamento Mercantil was partially spun off and the spun-off portion of R$ 195 million was incorporated by Bancocidade - Leasing Arrendamento Mercantil S.A.
  In December, Boavista S.A. Arrendamento Mercantil was incorporated by Banco Boavista InterAtlântico S.A.

Stockholders' equity

The increase in stockholders' equity between September and December 2002 was mainly derived from a capital increase of R$ 500 million in Potenza Leasing S.A. Arrendamento Mercantil and of R$ 180 million in Boavista S.A. Arrendamento Mercantil, in November 2002, as well as by incorporated results in 2003, in particular, an amount of R$ 132.5 million derived from deferred tax assets recorded on prior-year tax losses and negative bases of social contribution, in March, in Potenza Leasing S.A. Arrendamento Mercantil.

Leasing Performance - Consolidated Bradesco

Bradesco's leasing operations are carried out through Bradesco BCN Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

At December 31, 2003, leasing operations brought to present value totaled R$ 1,421.0 million, with a balance of R$ 31.1 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), the Bradesco Organization is one of the sector's leaders, with a 16.7% market share (base date: November 2003). This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at December 31, 2003 - (%)

Bradesco Consórcios (Consortium Purchase System)

Administradora (management company)

Balance Sheet - In thousands of reais

	2003

	June	September	December

ASSETS
Current assets and long-term receivables	22,521	19,956	26,369
Permanent assets	726	731	740

Total	23,247	20,687	27,109

LIABILITIES
Current and long-term liabilities	11,446	6,456	7,902
Stockholders' equity	11,801	14,231	19,207

Total	23,247	20,687	27,109

Statement of Income - In thousands of reais

	2003

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year

Income	611	4,369	9,078	14,462	28,520
Operating income	562	4,331	9,028	14,402	28,323
Other income	49	38	50	60	197
Expenses	(3,990)	(3,482)	(6,657)	(9,487)	(23,616)
Operating and non-operating expenses	(5,627)	(2,961)	(5,409)	(6,688)	(20,685)
Taxes and contributions on income	1,637	(521)	(1,248)	(2,799)	(2,931)

Net income (loss)	(3,379)	887	2,421	4,975	4,904

Consortium Groups

Balance Sheet - In thousands of reais

	2003

	June	September	December

ASSETS
Current assets and long-term receivables	19,342	49,809	85,235
Amount offset	1,465,378	2,750,813	4,101,186

Total	1,484,720	2,800,622	4,186,421

LIABILITIES
Current and long-term liabilities	233	1,595	4,933
Stockholders' equity	19,109	48,214	80,302
Amount offset	1,465,378	2,750,813	4,101,186
Total	1,484,720	2,800,622	4,186,421

Operations

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas to Bradesco employees and on January 21, 2003 sales were extended to the Bank's account holders and non-account holders and the consortium purchase system included as part of the Bradesco Organization's product portfolio.

The first online internet meeting of Bradesco Consortium holders was held on February 26, 2003 and by December 31, 2003, 52 meetings had been held.

At December 31, 2003, a total of 65 thousand consortium quotas had been sold, with billings in excess of R$ 2.2 billion, 4,834 participants had been selected by bid or draw and 2,413 items had been delivered to members comprising 311 groups.

The company uses all the facilities of the Bradesco Organization customer service network to commercialize the products offered.

Mission

The company's mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the light and heavy vehicle (including cars, trucks, tractors and combine harvesters) and real estate segments, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization's philosophy.

Segmentation

The Bradesco Organization's entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices and considering inclusive, regarding in particular real estate products, the country's present housing deficit.

The Consortium segment is a complementary niche to regular banking activities and at present there are 3.1 million (*) consortium group members nationwide. According to information gathered, only 15% (*) of vehicles sold in Brazil are sold via the Consortium method.

The automobile consortium system recorded a 14.9% increase up to October, as compared to the same period in 2002. In the first 10 months of the year, 287.9 thousand quotas were sold in the consortium system, 15.7% (45 thousand quotas) of which were sold by Bradesco Consórcios.

645.9 thousand items were distributed by bid or draw from January to October 2003 (*) , 3.8% more than for the same period in 2002.

Expanding permanently over the last five years, the residential housing consortium sector recorded an accumulated growth of 47.3% in the sale of new quotas during the year (*) , compared to 2002. Bradesco Consórcios sold 15 thousand quotas up to October 31, 2003.

Representation

Within this segment, Bradesco plays a central role in providing Brazilians with the opportunity to acquire consumer durables and real estate.

In less than a year, Bradesco Consórcios won the Marketing Best 2003 award, confirming that a good ideas, a sound product and considerable effort, are capable of leveraging our medium and long-term results, with positive effects on our capacity to secure new customers.

(*) Source: ABAC - Brazilian Association of Consortium Group Management Companies (October/2003).

Risk Ratings - Bank

FITCH ATLANTIC RATINGS								MOODY´S INVESTORS SERVICE									AUSTIN RATING
International Scale						National Scale		International Scale						National Scale		Financial Quality	National Scale
Individual	Support	Foreign Currency		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1(bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A-	AA
B	3	AA	F3	AA	F3	AA(bra)	F2(bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA-	B	AA-	B	AA-(bra)	F3(bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+(bra)	B(bra)	A1		A1		A1		A1.br		B-	BB
C/D		A	D	A	D	A(bra)	C(bra)	A2		A2		A2		A2.br		C+	B
D		A-		A-		A-(bra)	D(bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+(bra)		Baa1		Baa1		Baa1		Baa1.br		C-	CC
E		BBB		BBB		BBB(bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB-		BBB-		BBB-(bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+(bra)		Ba1		Ba1		Ba1		Ba1.br		D-
		BB		BB		BB(bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB-		BB-		BB-(bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+(bra)		B1		B1		B1		B1.br
		B		B		B(bra)		B2		B2		B2		B2.br
		B-		B-		B-(bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC(bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC(bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C(bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD(bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD(bra)		C		C		C		C.br
		D		D		D(bra)

N.B. Bradesco's risk ratings are among the highest attributed to Brazilian Banks.
Fitch Ratings and Atlantic Rating were merged in the first half of 2003.

Risk Ratings - Insurance and Savings Bond Companies

		Insurance			Savings Bond

FITCH ATLANTIC RATINGS		STANDARD & POOR'S	SR RATING		STANDARD & POOR'S

National Scale	International Scale	National Scale	International Scale	National Scale	National Scale

AAA(bra)	AAA	brAAA	AAA SR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+ SR	brAA+	brAA+
AA(bra)	AA	brAA	AA SR	brAA	brAA
AA-(bra)	AA-	brAA-	AA- SR	brAA-	brAA-
A+(bra)	A+	brA+	A+ SR	brA+	brA+
A(bra)	A	brA	A SR	brA	brA
A-(bra)	A-	brA-	A- SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+ SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBB SR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB- SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+ SR	brBB+	brBB+
BB(bra)	BB	brBB	BB SR	brBB	brBB
BB-(bra)	BB-	brBB-	BB- SR	brBB-	brBB-
B+(bra)	B+	brB+	B+ SR	brB+	brB+
B(bra)	B	brB	B SR	brB	brB
B-(bra)	B-	brB-	B- SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCC SR	brCCC	brCCC
CC(bra)	CC	brCC	CC SR	brCC	brCC
C(bra)	C	brC	C SR	brC	brC
	DDD	brD	D SR	brD	brD
DD
D

Ranking

Source	Criteria	Position

Forbes “International 500”	Overall/Revenue	156th (Worldwide)

Forbes “International 500”	Banks/Revenue	1st (Brazil) 21st (Worldwide )

Ranking - Bradesco Seguros
Global Finance	Best Insurance Companies - Property Insurer	1st (Latin America)

•  Awards

In 2003, important awards, distinctions and economic reports highlight Bradesco's excellence and corporate leadership, as well as the strength of its Brand. Once again, Bradesco was rated Best Retail Bank in Brazil based on a study by the consultants Austin Rating and the Conjuntura Econômica magazine published by Fundação Getulio Vargas.

Bradesco also received the Best Listed Company in 2002 award, from the Association of Capital Market Investment Analysts and Players - APIMEC Nacional. This award is the result of a poll carried out by members based on, among other criteria, the quality of the information released to the market, as well its accuracy and timeliness. For its outstanding role in the application of best corporate governance practices and respect for stockholders, the Bank was given the Quality Seal by the National Association of Capital Market Investors - ANIMEC. In the final quarter of 2003, Bradesco received the Walter Fredrich 2002 award from APIMEC Sul in the Best Corporate Presentation category.

Bradesco was also rated Best Local Partner in Brazil for carrying out business and for its capacity to meet customer demands by Euromoney magazine. In addition, the Bank received the Best Consumer Internet Bank award given by Global Finance magazine. The same magazine also rated Bradesco as Best Consumer Integrated Site and Best Corporate Institutional Integrated Site in Latin America, in terms of products offered, marketing and design.

Bradesco was also rated best out of the 100 Most-wired Companies in Brazil by INFO Exame magazine, which highlights spearhead companies in Information Technology. As well as leading the overall ranking, Bradesco also won in two other categories: most-wired banking sector company and leader in São Paulo, in the ranking of Brazil's most industrialized states.

From the São Paulo Chamber of City Counselors, Bradesco received the 2003 Citizenship Company Seal, given every two years to companies that prioritize citizenship values and social responsibility in their relationship with different sectors of society. Emphasis should also be given to the 2002 Communications awards as Best Advertiser of the Year, according to the Brazilian Association of Advertising (ABP), which represents advertising activity in Brazil, as well as the National Business Image award, given to the country's most influential company, based on the results of a poll among Gazeta Mercantil subscribers.

In the 2003 Best Investment Fund Guide ( Guia Melhores Fundos de Investimentos 2003 ) issued by Exame magazine, Bradesco appears for the second time in a row as the country's Best Private Fund Manager. The Guide also rates Bradesco as Best Retail Fund Manager and Best Leveraged Fund Manager, as well as rating 19 of the Organization's funds as five star, the highest grade awarded by this Guide.

The Bradesco Organization was winner of 2003 Social Value award in the ‘Respect for the Consumer' category, by both the popular and expert juries and in the ‘Respect for the Environment' category by popular vote. Sponsored by Valor Econômico, with support from the Ethos and Akatu Institutes, this award is designed to honor companies whose commitment with society is based on excellence and best management criteria.

•  Sociocultural Events

In 2003, Bradesco gave important support to some 814 social projects nationwide. These comprised cultural, regional, sector or professional venues, including trade fairs, seminars, conventions and community events.

As part of its strategy to provide incentives to agricultural development in Brazil's interior regions, Bradesco was present at the Agroindustrial Fair in Londrina, Paraná, the Cerrado Agrishow in Rondonópolis, Mato Grosso and at the Agrishow in Ribeirão Preto, São Paulo, which is the third largest farming technology expo in the world.

In the cultural area, Bradesco sponsored the Parintins Folklore Festival in Amazonas, the Summer Festival and Carnival in Salvador, Bahia and the St. John's Day festivities in Caruaru, Pernambuco, events which attract more visitors from all over the country every year.

Emphasis should also be given to the events sponsored by Bradesco Seguros, for example, the International Book Bienal in Rio de Janeiro and the International Bienal of Architecture and Design in São Paulo, as well as the Sant'Ana - Coleção Ângela Gutierrez exhibition of religious art, the French Film Festival and the entire series of the Dell'Arte International Classical Concerts in Rio de Janeiro.

Another significant event was the traditional Rio de Janeiro Christmas Project, the principal symbol of which is the enormous stylized Christmas Tree, which floats in the middle of the city's Rodrigo de Freitas Lake. Thousands of people assisted the lighting-up ceremony for the eighth year.

In the educational area, the Bradesco Foundation commenced the construction of its 40 th school in the town of Osasco, São Paulo. The new unit, which will open its doors in 2004, is designed to attend two thousand students from the local community. In 2003, the students, teachers and support staff at the 39 foundation schools took part together in a number of different voluntary efforts, offering among others, courses in basic computer skills and handicrafts, as well as free medical and dental check-ups, benefiting thousands of people from underprivileged communities.

The Bradesco Foundation's work received various accolades during the year, including the Young Scientist of the Future Award, organized by the National Council for Scientific and Technology Development (CNPq) and the 2003 School Award - Southeast Region, given by UNESCO.

Corporate Organization Chart

Major Stockholders

(1) No single stockholder holds more than 4% of capital.

(2) Bradesco Management (Board of Executive Officers and Board of Directors) is a member of the Governing Board of the Bradesco Foundation, the Entity's      most senior deliberative organ..
     Base date: December 31, 2003
     ON = COMMON STOCK
     PN = PREFERRED STOCK

MAIN SUBSIDIARIES AND ASSOCIATED COMPANIES

(*) Banco Bilbao Vizcaya Argentaria Brasil S.A. changed its name to Banco Alvorada S.A.
     ON = COMMON STOCK
     PN = PREFERRED STOCK

Administrative Body

General Meeting of Stockholders
Board of Directors
Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Dorival Antônio Bianchi
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
José Fonollosa García
Ricardo Espírito Santo Silva Salgado
Fiscal Council (Conselho Fiscal)
President
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto Rodrigues Guilherme (Area Director)
General Inspectorate (Internal Audit)
Banco Bradesco Argentina
José Guilherme Lembi de Faria (Area Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu (Area Director)
Human Resources
Milton Matsumoto (Area Director)
Executive Committee for Information Security
Domingos Figueiredo de Abreu (Area Director)
Executive Vice-Presidents
Managing Directors
Areas
Arnaldo Alves Vieira
• Marketing
• Customer relationships
Ademir Cossiello
• Bradesco Capitalização (Production)
• General management
Armando Trivelato Filho
• Bradesco Day and Night
Ademir Cossiello, José Alcides Munhoz and José Guilherme Lembi de Faria
• Branch Network
José Guilherme Lembi de Faria
• Bradesco Service Co., Ltd.
Luiz Pasteur Vasconcellos Machado
• Cards
Odair Afonso Rebelato
• Banco Postal
Décio Tenerello
José Alcides Munhoz
• Credit
José Guilherme Lembi de Faria
• Fx/International area
Paulo Eduardo D'Avila Isola
• Loans and Borrowings
• Finasa Promotora de Vendas
• Leasing
José Luiz Acar Pedro
• Investor Relations
Milton Matsumoto
• Executive Quality Committee
• O&M
• Scopus Tecnologia
• Staff Training
Sérgio de Oliveira
• Stocks and Custody
• Bradesco Corretora de Títulos e Valores Mobiliários
• Bradesco Securities, Inc.
• BRAM-Bradesco Asset Management
Julio de Siqueira Carvalho de Araujo
José Guilherme Lembi de Faria
• Treasury
• Economic Studies and Research
Laércio Albino Cezar
Armando Trivelato Filho
• Equity
Aurélio Conrado Boni
• IT:
- Systems Development
- IT Research and Technology
- Data Processing and Communications
- Centralized Services
- Business technology
Luiz Pasteur Vasconcellos Machado
• Support and Services
Luiz Carlos Trabuco Cappi
• Bradesco Insurance Group
- Bradesco Capitalização
- Bradesco Vida e Previdência
- Bradesco Seguros
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
• Purchases
• Legal
• Budget and Control
Domingos Figueiredo de Abreu
• Tax Audit Committee
• General Controllership
• Treasury and Funding Operating Control
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Empresas (Middle market)
Cristiano Queiroz Belfort
• Corporate
• Capital Market
• Structured Transactions
• Asian Desk/Euro Desk
Sérgio Socha
José Alcides Munhoz
• Bradesco Consórcios
• Sale of Products and Services
• Banking Charges
Luiz Pasteur Vasconcellos Machado
• Bradesco Prime
• Private Banking
Odair Afonso Rebelato
• Credit Recovery
Sérgio de Oliveira
• Investments

Fundação Bradesco - The Bradesco Organization's Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco (SP), was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 39 schools installed as priority in the country's most underprivileged regions, in all of Brazil's states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation's chief mission is to provide formal, quality education to children, young people and adults ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of their rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 105,000 over the last twenty-four years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs.

Important Events

The 39th Bradesco Foundation School, in the city of Boa Vista, Roraima, opened its doors on February 6 this year with modern facilities and the capacity to attend more than 1,200 students.

On March 9, all the Foundation Schools took part in Brazil's “National Voluntary Action Day”. More than 190 thousand people benefited from activities promoted in the leisure and entertainment, education, culture, sports, healthcare, community development and citizenship action areas. Four thousand volunteers participated, including students, parents, support staff, teachers and professionals from partner organizations, providing more than 200 quality services to community members residing in the vicinity of the Foundation schools.

On August 12, the Bradesco Foundation received the Order of Merit from the Supreme Labor Court at a ceremony held at the high court in Brasília, in the Federal District.

Through its Foundation, the Bradesco Organization is working in partnership with Media Lab, MIT's research center, on a project called “The City We Want” which encourages students and teachers to research urban issues during classes and at workshops, studying the use of IT resources in their solutions and sharing their ideas with other schools and communities from different countries via the Internet.

The neighborhood communities of 38 of the Foundation's Schools have access to the Digital Inclusion Program which offers mini-courses and workshops in basic computer skills, such as file management, typing and surfing the web, among others. Using a computer for the first time, participants also learn how to access important public utility services. More than 16 thousand people received related course participation certificates.

Designed to offer professional qualification for young people in the IT area, the Bradesco Foundation, in partnership with the São Paulo State education authorities and the State Foundation for Child and Youth Welfare (FEBEM), sponsors an Educational Program for the Promotion of Social and Professional Inclusion, through which courses are given inside the FEBEM's correctional units offering internees professional qualifications in this area. Once qualified, they can be employed as IT lab monitors and facilitators in the state school network.

The Bradesco Foundation's 40 th School is currently under construction in the Jardim Conceição region of the town of Osasco, SP, with modern facilities and the capacity to attend some 2000 students from the local community.

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

School	Students	School	Students	School	Students

Aparecida de Goiânia - GO	2,216	Jaboatão - PE	2,125
Bagé - RS	2,120	João Pessoa - PB	2,095
Boa Vista - RR	1,632	Laguna - SC	2,192
Bodoquena - MS	1,104	Macapá - AP	2,121	Basic Professional Education Rural Area - Artificial Insemination
Cacoal - RO	2,190	Maceió - AL	2,297
Campinas - SP	4,061	Manaus - AM	3,350
Canuanã - TO	1,513	Marília - SP	3,422
Caucaia - CE	2,441	Natal - RN	2,128	Cáceres - MT	220
Ceilândia - DF	3,416	Paragominas - PA	2,013	Campinas - SP	503
Cidade de Deus - Osasco, SP		Paranavaí - PR	2,102	Campo Grande - MS	268
-Unit I	4,161	Pinheiro - MA	1,915	Goiânia - GO	208
-Unit II	2,803	Propriá - SE	1,820	Igarapé - MG	194
-Basic Supplementary Education Telecenters in Companies	7,040	Registro - SP	2,010	Uberaba - MG	411
-Professional Training Centers	7,800	Rio Branco - AC	2,192
Conceição do Araguaia - PA	2,231	Rio de Janeiro - RJ	4,391	Subtotal	1,804
Cuiabá - MT	1,898	Rosário do Sul - RS	1,409
Feira de Santana - BA	540	Salvador - BA	2,071
Garanhuns - PE	876	São João Del Rei - MG	2,033
Gravataí - RS	3,171	São Luis - MA	2,267	Total	105,671
Irecê - BA	2,212	Teresina - PI	2,374
Itajubá - MG	2,133	Vila Velha - ES	1,982

The Bradesco Foundation - An Educational Project the Size of Brazil

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2002	Investments in 2003

R$ 123.3 million	R$ 138.3 million

Courses - Grades - Students in 2003

	Students	% of total

Infant	3,371	3.19
Junior and Middle	29,612	28.02
High School and Technical/Vocational Training	16,119	15.26
Youth and Adult Education	20,725	19.61
Basic Professional Training	35,844	33.92

Total	105,671	100.0

Student Profile

Increase in Student Numbers

Annual Statement of Social Responsibility - 2003 and 2002

1) Calculation basis	2003 (in thousands of reais)			2002 (in thousands of reais)
Net revenue (RL) (1)	10,327,818			8,653,596
Operating income (RO)	3,553,108			2,309,746
Gross payroll (FPB)	4,779,491			4,075,613

2) Internal social indicators	In thousands of reais	% of FPB	% of RL	In thousands of reais	% of FPB	% of RL
Meals	396,441	8.3	3.8	341,979	8.4	3.9
Compulsory social charges	831,487	17.4	8.1	752,560	18.5	8.7
Private pension plans	302,013	6.3	2.9	134,903	3.3	1.6
Healthcare insurance	193,046	4.0	1.9	178,416	4.4	2.1
Safety and medical care in the workplace	-	-	-	-	-	-
Education	-	-	-	-	-	-
Culture	-	-	-	-	-	-
Professional qualification and training	61,168	1.3	0.6	48,993	1.2	0.6
On-site child care and child-care benefit	31,928	0.7	0.3	29,075	0.7	0.3
Employee profit sharing	170,579	3.6	1.7	139,764	3.4	1.6
Other	40,906	0.8	0.3	31,412	0.8	0.3
Total - Internal social indicators	2,027,568	42.4	19.6	1,657,102	40.7	19.1

3) External social indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Education	61,638	1.7	0.6	52,314	2.3	0.6
Culture	15,146	0.4	0.2	8,759	0.4	0.1
Health and basic sanitation	3,019	0.1	-	1,343	0.1	-
Sports	8,547	0.2	0.1	6,094	0.3	0.1
Prevention of hunger and food security	532	-	-	444	-	-
Other	11,041	0.4	0.1	12,116	0.5	0.1
Total contribution to society	99,923	2.8	1.0	81,070	3.6	0.9
Taxes (excluding social charges)	1,982,963	55.8	19.2	1,601,638	69.3	18.5
Total - External social indicators	2,082,886	58.6	20.2	1,682,708	72.9	19.4

4) Environmental indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Investments related to company production/operation	-	-	-	-	-	-
Investments in external programs/projects	-	-	-	-	-	-
Total investments in environment protection	-	-	-	-	-	-

As regards the establishment of “annual goals” for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:		( ) has no established goals ( ) complies (0% to 50%) ( ) complies (51% to 75%) ( ) complies (76% to 100%)			( ) has no established goals ( ) complies (0% to 50%) ( ) complies (51% to 75%) ( ) complies (76% to 100%)

5) Employee indicators	2003			2002
Employees at the end of the period	75,781			74,393
Admissions during the period	8,436			14,000
Outsourced employees	7,103			7,463
Trainees/interns	363			459
Employees older than 45	5,288			5,254
Women employees	34,097			32,857
% of management positions held by women	18.8%			18.3%
Black employees (2)	N/A			N/A
% of management positions held by blacks	N/A			N/A
Disabled employees or employees with special needs	686			605

6) Significant information regarding the level of corporate citizenship	2003			Goals - 2004
Ratio between maximum and minimum salary	N/A			N/A
Total number of accidents in the workplace	431			N/A
The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT (4) rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	(x) gives support	( ) organizes and encourages participation	( ) does not interfere	(x) gives support	( ) organizes and encourages participation
Total number of consumer complaints resolved:	at the company N/A	at Procon (5) N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A
% of complaints resolved:	at the company N/A	at Procon N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A

Total Added Value to be Distributed (in thousands of reais)	2003: R$ 9,007,625			2002: R$ 7,650,846
Distribution of Added Value (DVA):	31.1% government 43.2% employees 15.0% stockholders 10.7% retained			30.8% government 42.7% employees 12.4% stockholders 14.1% retained

7) Other information

(1) Net revenue (RL) corresponds to Income from Financial Intermediation.
(2) N/A: not available.
(3) Internal Accident Prevention Committee.
(4) International Labor Organization.
(5) Consumer Protection Agency.

Independent Auditors’ Report on Supplementary Account Information

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined, in accordance with auditing standards applied in Brazil, the financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries as of and for the years ended December 31, 2003 and 2002 and have issued our an unqualified opinion, dated January 30, 2004.

Our examinations were made for the purpose of forming an opinion on the financial statements of Banco Bradesco S.A., and on the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries taken as a whole. In connection with our examinations, we have performed a review of the supplementary account information included in the Report on Economic and Financial Analysis that is presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based in our examinations, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the financial statements taken as a whole.

January 30, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Walter Iório	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

4 – Consolidated Balance Sheets and Statements of Income – 1999 to 2003

Consolidated Balance Sheet - In thousands of reais

	December
ASSETS	2003	2002	2001	2000	1999

CURRENT ASSETS AND LONG-TERM RECEIVABLES	171,141,348	137,301,711	105,767,892	90,693,025	75,136,910
FUNDS AVAILABLE	2,448,426	2,785,707	3,085,787	1,341,653	827,329
INTERBANK INVESTMENTS	31,724,003	21,472,756	3,867,319	2,308,273	2,590,599
Open market investments	26,753,660	19,111,652	2,110,573	1,453,461	1,890,828
Interbank deposits	4,970,343	2,370,345	1,760,850	854,815	699,771
Provision for losses	-	(9,241)	(4,104)	(3)	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	53,804,780	37,003,454	40,512,688	33,119,843	29,196,857
Own portfolio	42,939,043	29,817,033	27,493,936	21,743,924	20,950,342
Subject to repurchase agreements	5,682,852	1,497,383	9,922,036	10,822,637	5,987,713
Subject to negotiation and intermediation of securities	-	-	526,219	9,394	157
Restricted deposits - Brazilian Central Bank	3,109,634	3,536,659	1,988,799	421,727	2,359,466
Privatization currencies	88,058	77,371	25,104	9,526	7,241
Subject to collateral provided	1,752,882	1,836,169	715,858	783,501	449,536
Derivative financial instruments	232,311	238,839	581,169	-	-
Allowance for mark-to-market	-	-	(740,433)	(670,866)	(557,598)
INTERBANK ACCOUNTS	14,012,837	12,943,432	5,141,940	5,060,628	6,454,553
Unsettled payments and receipts	20,237	16,902	10,118	6,920	7,635
Restricted deposits:
- Brazilian Central Bank	13,580,425	12,519,635	4,906,502	4,848,668	6,184,959
- National Treasury - Rural funding	578	578	712	660	599
- National Housing System - SFH	391,871	374,177	217,518	197,191	142,653
Interbank onlendings	-	-	-	2,024	116,733
Correspondent banks	19,726	32,140	7,090	5,165	1,974
INTERDEPARTMENTAL ACCOUNTS	514,779	191,739	176,073	111,636	49,018
Internal transfer of funds	514,779	191,739	176,073	111,636	49,018
CREDIT OPERATIONS	42,162,718	39,705,279	35,131,359	30,236,106	21,535,633
Credit operations:
- Public sector	186,264	254,622	199,182	275,479	154,266
- Private sector	45,768,970	42,842,693	37,689,671	32,244,482	22,848,128
Allowance for loan losses	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)
LEASING OPERATIONS	1,306,433	1,431,166	1,567,927	1,914,081	1,712,343
Leasing receivables:
- Public sector	-	45	138	160	800
- Private sector	2,859,533	3,141,724	3,248,050	3,813,369	3,515,396
Unearned lease income	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)
Allowance for leasing losses	(114,566)	(150,325)	(122,619)	(139,143)	(313,050)
OTHER RECEIVABLES	24,098,765	20,690,054	15,685,433	16,226,725	12,420,787
Receivables on guarantees honored	624	1,577	1,131	2,020	-
Foreign exchange portfolio	11,102,537	10,026,298	5,545,527	6,417,431	3,375,563
Income receivable	331,064	249,849	187,910	191,873	109,734
Negotiation and intermediation of securities	602,543	175,185	761,754	497,655	839,758
Specific credits	-	-	146,919	124,776	206,952
Insurance premiums receivable	889,358	718,909	995,662	818,773	994,718
Sundry	11,324,857	9,640,966	8,107,714	8,258,402	7,021,988
Allowance for other losses	(152,218)	(122,730)	(61,184)	(84,205)	(127,926)
OTHER ASSETS	1,068,607	1,078,124	599,366	374,080	349,791
Other assets	586,994	679,515	415,484	409,771	406,910
Allowance for losses	(257,185)	(243,953)	(164,290)	(171,876)	(166,447)
Prepaid expenses	738,798	642,562	348,172	136,185	109,328
PERMANENT ASSETS	4,956,342	5,483,319	4,348,014	4,185,458	5,186,682
INVESTMENTS	862,323	512,720	884,773	830,930	2,453,425
Investments in associated companies:
- Local	369,935	395,006	742,586	689,002	2,044,120
Other investments	857,985	439,342	452,871	525,316	753,901
Allowance for losses	(365,597)	(321,628)	(310,684)	(383,388)	(344,596)
PROPERTY AND EQUIPMENT IN USE	2,291,994	2,523,949	2,152,680	2,017,093	1,683,069
Buildings in use	1,398,735	1,748,409	1,475,581	1,491,847	1,415,720
Other fixed assets	3,480,636	3,459,950	2,988,008	2,705,577	2,285,918
Accumulated depreciation	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)
LEASED ASSETS	34,362	34,323	46,047	10,688	17,026
Leased assets	63,812	51,198	51,214	19,421	18,451
Accumulated depreciation	(29,450)	(16,875)	(5,167)	(8,733)	(1,425)
DEFERRED CHARGES	1,767,663	2,412,327	1,264,514	1,326,747	1,033,162
Organization and expansion costs	1,124,058	1,037,559	874,970	731,717	477,058
Accumulated amortization	(572,620)	(568,525)	(481,127)	(391,417)	(190,510)
Goodwill on acquisition of subsidiaries, net of amortization	1,216,225	1,943,293	870,671	986,447	746,614
T O T A L	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

	December
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2001	2000	1999

CURRENT AND LONG-TERM LIABILITIES	162,406,307	131,652,394	100,199,709	86,654,746	73,249,480
DEPOSITS	58,023,885	56,363,163	41,083,979	36,468,659	34,723,630
Demand deposits	12,909,168	13,369,917	8,057,627	7,500,518	6,803,429
Savings deposits	22,140,171	20,730,683	18,310,948	17,835,745	17,244,520
Interbank deposits	31,400	23,848	40,446	568,416	468,950
Time deposits	22,943,146	22,238,715	14,674,958	10,563,980	10,206,731
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	32,792,725	16,012,965	14,057,327	12,108,350	7,814,288
Own portfolio	6,661,473	915,946	12,178,855	10,696,199	5,973,260
Third-party portfolio	17,558,740	12,188,054	1,878,472	1,412,151	1,841,028
Unrestricted portfolio	8,572,512	2,908,965	-	-	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	6,846,896	3,136,842	4,801,410	4,111,171	4,628,344
Exchange acceptances	-	1,214	-	-	-
Mortgage notes	1,030,856	384,727	780,425	741,248	452,379
Debentures	7,291	100,369	48,921	1,039	1,043,125
Securities issued abroad	5,808,749	2,650,532	3,972,064	3,368,884	3,132,840
INTERBANK ACCOUNTS	529,332	606,696	192,027	107,129	59,607
Interbank onlendings	159,098	35,686	4,519	1,059	10,016
Correspondent banks	370,234	571,010	187,508	106,070	49,591
INTERDEPARTMENTAL ACCOUNTS	1,782,068	1,337,729	762,505	904,188	879,592
Third-party funds in transit	1,782,068	1,337,729	762,505	904,188	879,592
BORROWINGS	7,223,356	9,390,630	7,887,154	6,463,555	4,864,414
Local borrowings - official institutions	2,070	3,368	2,979	9,737	10,178
Local borrowings - other institutions	4,010	216,812	230,468	170,775	138,279
Foreign borrowings	7,217,276	9,170,450	7,653,707	6,283,043	4,715,957
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	7,554,266	7,000,046	5,830,633	5,096,604	4,123,486
National treasury	51,398	62,187	-	-	-
National Bank for Economic and Social Development (BNDES)	3,403,462	3,437,319	3,067,220	2,589,284	1,650,243
Federal Savings Bank (CEF)	459,553	453,803	433,381	405,264	388,109
Government Agency for Machinery and Equipment Financing (FINAME)	3,638,966	3,045,176	2,321,508	2,090,374	2,064,153
Other institutions	887	1,561	8,524	11,682	20,981
FOREIGN ONLENDINGS	17,161	47,677	316,283	108,178	185,774
Foreign onlendings	17,161	47,677	316,283	108,178	185,774
DERIVATIVE FINANCIAL INSTRUMENTS	52,369	576,697	111,600	-	-
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS	26,408,952	19,155,479	13,853,426	10,338,065	7,563,919
OTHER LIABILITIES	21,175,297	18,024,470	11,303,365	10,948,847	8,406,426
Collection of taxes and other contributions	130,893	108,388	181,453	128,785	113,693
Foreign exchange portfolio	5,118,801	5,002,132	1,343,769	2,439,657	1,029,963
Social and statutory payables	851,885	666,409	572,265	560,533	603,405
Taxes and social security contributions	4,781,458	4,376,031	3,371,127	3,094,628	2,665,681
Negotiation and intermediation of securities	595,958	109,474	1,307,385	592,395	914,127
Subordinated debt	4,994,810	3,321,597	969,842	-	-
Sundry	4,701,492	4,440,439	3,557,524	4,132,849	3,079,557
DEFERRED INCOME	31,774	15,843	9,020	34,632	17,543
Deferred income	31,774	15,843	9,020	34,632	17,543
MINORITY INTEREST IN SUBSIDIARY COMPANIES	112,729	271,064	139,231	96,903	287,350
STOCKHOLDERS' EQUITY	13,546,880	10,845,729	9,767,946	8,092,202	6,769,219
Capital:
- Local residents	6,343,955	4,960,425	4,940,004	5,072,071	4,206,644
- Foreign residents	656,045	239,575	259,996	74,429	58,856
Unpaid capital	-	-	-	(400,500)	(465,500)
Capital reserves	8,665	7,435	7,435	19,002	5,643
Revenue reserves	6,059,298	5,629,142	4,560,511	3,327,200	2,963,576
Mark-to-market adjustment - securities and derivatives	478,917	9,152	-	-	-
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	13,659,609	11,116,793	9,907,177	8,189,105	7,056,569
T O T A L	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

Consolidated Statement of Income - In thousands of reais

	Year
	2003	2002	2001	2000	1999

INCOME FROM LENDING AND TRADING ACTIVITIES	27,529,706	31,913,379	21,411,673	15,519,008	18,286,815
Credit operations	12,294,528	15,726,929	11,611,236	7,787,745	9,602,701
Leasing operations	307,775	408,563	420,365	512,962	730,929
Security transactions	7,328,805	9,527,663	7,367,600	6,122,486	5,875,823
Financial income on insurance, private pension plans and savings bonds	5,359,939	3,271,913	-	-	-
Derivative financial instruments	55,192	(2,073,247)	(270,572)	-	-
Foreign exchange transactions	797,702	4,456,594	2,045,092	872,234	1,776,925
Compulsory deposits	1,385,765	594,964	237,952	223,581	300,437
EXPENSES	17,201,888	23,259,783	13,312,726	9,132,137	12,821,198
Interest and charges on:
Deposits	10,535,497	10,993,327	6,986,027	5,521,407	4,954,854
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	3,120,342	2,241,283	-	-	-
Borrowings and onlendings	1,083,379	7,194,161	4,316,682	2,158,725	5,819,063
Leasing operations	12,981	12,486	-	93	18,852
Provision for loan losses	2,449,689	2,818,526	2,010,017	1,451,912	2,028,429
INCOME FROM FINANCIAL INTERMEDIATION	10,327,818	8,653,596	8,098,947	6,386,871	5,465,617
OTHER OPERATING INCOME (EXPENSES)	(6,774,710)	(6,343,850)	(5,324,166)	(4,647,041)	(4,404,370)
Commissions and fees	4,556,861	3,711,736	3,472,560	3,042,699	2,099,937
Retained insurance premiums, private pension plans and savings bonds	12,494,843	10,134,873	8,959,259	6,919,942	5,975,488
Change in technical reserves for insurance, private pension plans and savings bonds	(3,810,999)	(2,784,647)	(3,492,217)	(3,001,118)	(2,341,648)
Claims - insurance operations and savings bond redemptions	(5,279,234)	(4,335,895)	(3,996,108)	(2,866,389)	(2,844,171)
Insurance and pension plan selling expenses	(762,010)	(667,527)	(689,352)	(645,020)	(635,351)
Expenses with pension plan benefits and redemptions	(2,791,429)	(1,688,639)	(1,369,424)	(912,784)	(557,608)
Personnel expenses	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)	(2,783,627)
Other administrative expenses	(4,814,264)	(4,028,377)	(3,435,759)	(2,977,665)	(2,566,657)
Tax expenses	(1,054,397)	(847,739)	(790,179)	(670,138)	(651,801)
Equity in the earnings of associated companies	5,227	64,619	70,764	156,300	127,100
Other operating income	2,119,368	1,320,986	1,326,459	902,807	1,069,562
Other operating expenses	(2,659,185)	(3,147,627)	(1,831,364)	(1,375,068)	(1,295,594)
OPERATING INCOME	3,553,108	2,309,746	2,774,781	1,739,830	1,061,247
NON-OPERATING INCOME (EXPENSES), NET	(841,076)	186,342	(83,720)	(123,720)	(224,874)
INCOME BEFORE TAXES AND PROFIT SHARING	2,712,032	2,496,088	2,691,061	1,616,110	836,373
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(396,648)	(460,263)	(502,257)	(258,776)	307,186
NON-RECURRING/EXTRAORDINARY INCOME	-	-	-	400,813	-
MINORITY INTEREST IN SUBSIDIARIES	(9,045)	(13,237)	(18,674)	(17,982)	(38,753)
NET INCOME	2,306,339	2,022,588	2,170,130	1,740,165	1,104,806
RETURN ON STOCKHOLDERS' EQUITY	17.02%	18.65%	22.22%	21.50%	16.32%

	2003				2002
	4th QTR.	3rd QTR.	2nd QTR.	1st QTR.	4th QTR.	3rd QTR.	2nd QTR.	1st QTR.

INCOME FROM LENDING AND TRADING ACTIVITIES	7,443,322	7,911,617	5,096,140	7,078,627	3,083,730	15,811,393	8,521,386	4,496,870
Credit operations	3,169,261	3,504,644	2,685,193	2,935,430	1,519,950	7,344,652	4,426,505	2,435,822
Leasing operations	78,660	85,952	65,777	77,386	74,886	127,240	116,028	90,409
Security transactions	2,230,775	2,312,036	995,040	1,790,954	(712,805)	6,319,688	3,276,536	644,244
Financial income on insurance, private pension plans and savings bonds	1,411,927	1,334,756	1,172,214	1,441,042	1,398,046	770,981	471,149	631,737
Derivative financial instruments	8,877	33,158	(360,489)	373,646	307,885	(1,585,879)	(1,120,268)	325,015
Foreign exchange transactions	254,543	275,508	168,153	99,498	169,630	2,706,668	1,271,208	309,088
Compulsory deposits	289,279	365,563	370,252	360,671	326,138	128,043	80,228	60,555
EXPENSES	4,251,574	5,357,189	3,068,353	4,524,772	721,442	12,877,250	6,895,132	2,765,959
Interest and charges on:
Deposits	2,605,171	3,434,326	1,826,314	2,669,686	(5,216)	6,049,300	3,430,308	1,518,935
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	701,184	761,148	755,950	902,060	978,809	519,325	461,387	281,762
Borrowings and onlendings	490,305	555,389	(103,670)	141,355	(834,266)	5,409,418	2,289,540	329,469
Leasing operations	3,398	3,187	3,194	3,202	3,204	3,097	3,071	3,114
Provision for loan losses	451,516	603,139	586,565	808,469	578,911	896,110	710,826	632,679
INCOME FROM FINANCIAL INTERMEDIATION	3,191,748	2,554,428	2,027,787	2,553,855	2,362,288	2,934,143	1,626,254	1,730,911
OTHER OPERATING INCOME (EXPENSES)	(2,305,000)	(1,887,139)	(1,168,690)	(1,413,881)	(1,703,272)	(2,439,061)	(1,087,706)	(1,113,811)
Commissions and fees	1,274,590	1,182,359	1,082,637	1,017,275	991,101	934,418	925,649	860,568
Retained insurance premiums, private pension plans and savings bonds	3,696,651	3,118,778	2,908,922	2,770,492	3,243,557	2,678,997	2,262,775	1,949,544
Change in technical reserves for insurance, private pension plans and savings bonds	(1,190,541)	(895,092)	(737,031)	(988,335)	(1,484,011)	(874,013)	(171,237)	(255,386)
Claims - insurance operations and savings bond redemptions	(1,393,843)	(1,363,109)	(1,352,060)	(1,170,222)	(1,106,755)	(1,098,887)	(1,086,640)	(1,043,613)
Insurance and pension plan selling expenses	(208,229)	(190,761)	(182,499)	(180,521)	(179,671)	(167,297)	(160,390)	(160,169)
Expenses with pension plan benefits and redemptions	(998,809)	(756,108)	(599,554)	(436,958)	(508,501)	(419,728)	(411,115)	(349,295)
Personnel expenses	(1,272,063)	(1,306,415)	(1,147,838)	(1,053,175)	(1,047,093)	(1,144,413)	(996,105)	(888,002)
Other administrative expenses	(1,328,040)	(1,232,614)	(1,152,697)	(1,100,913)	(1,111,005)	(1,062,951)	(1,010,760)	(843,661)
Tax expenses	(293,466)	(254,650)	(238,429)	(267,852)	(257,997)	(185,527)	(200,145)	(204,070)
Equity in the earnings of associated companies	30,723	7,218	(27,989)	(4,725)	32,855	8,660	20,864	2,240
Other operating income	224,093	401,214	836,658	657,403	(70,632)	731,764	385,839	274,015
Other operating expenses	(846,066)	(597,959)	(558,810)	(656,350)	(205,120)	(1,840,084)	(646,441)	(455,982)
OPERATING INCOME	886,748	667,289	859,097	1,139,974	659,016	495,082	538,548	617,100
NON-OPERATING INCOME (EXPENSES), NET	(73,495)	9,854	(95,872)	(681,563)	54,804	140,964	19,901	(29,327)
INCOME BEFORE TAXES AND PROFIT SHARING	813,253	677,143	763,225	458,411	713,820	636,046	558,449	587,773
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(95,620)	(111,614)	(242,190)	52,776	5,271	(231,215)	(68,457)	(165,862)
MINORITY INTEREST IN SUBSIDIARIES	(2,496)	(1,638)	(1,325)	(3,586)	(21,058)	15,486	(10,960)	3,295
NET INCOME	715,137	563,891	519,710	507,601	698,033	420,317	479,032	425,206

5 – Financial Statements, Report of the Fiscal Council and Independent Auditors' Report

Annual Report 2003

B a n c o B r a d e s c o S.A.

Message to Our Stockholders

To Our Stockholders,

The Bradesco Organization’s 60 years of existence, completed on March 10, 2003, form the frame of a picture of achievements portraying the balance between pioneer spirit and prudent decisions, steadfast growth and carefully protected sustainability, new conquests and long-forged partnerships, justly remunerated stakeholders’ capital and effectively exercised social responsibility.

In the same way, tangible assets - such as capital and reserves, funding and investment volume and the extensive nationwide Customer Service Network, exist side by side with intangible equity, symbolized by the image of security, efficiency and reliability, strengthened over six decades of existence and reinforced by an outstanding market share and vast portfolio of loyal customers, as well as a workforce of incalculable value, experienced, dedicated and motivated at all levels and internally developed processes which spearhead the banking technology field. And the sound and honorable association of Bradesco’s name to a wealth of successful initiatives and its revealing statistics in the social area, in particular in the educational field through the Bradesco Foundation which maintains 40 Schools installed as a priority in Brazil’s most deprived regions and which will attend more than 107 thousand students in 2004, free of charge.

We commemorate yet another year of achievements, consolidating the projections which comprise our core strategy, built on long-term prospects. Bradesco’s original vision, still valid today, was that of a large retail Bank, leader in various market segments, capable of providing access to banking services to the largest possible number of companies and consumers in all regions of Brazil, particularly those which are least developed, aligning its operations with national growth on an economic level and with improved life quality on a social level.

The events which marked 2003 include the opening of more than 1,500 Banco Postal branches, which now total 4,000 units installed in the Correios Post-Office Network and are used by Bradesco as Correspondent Banks throughout Brazil; conclusion of the process to acquire the Administration and Management activities of the Securities and Investment Fund Portfolios managed by JPMorgan Fleming Asset Management; acquisition through an exchange of shares of the remaining minority interest in Banco Mercantil de São Paulo S.A. and the acquisition of Banco Bilbao Vizcaya Argentaria Brasil S.A., both transformed into wholly owned subsidiaries and their Branches integrated with the Bradesco Customer Service Network; acquisition of Banco Zogbi S.A.

In the Corporate Governance area, the Board of Directors was strengthened by the election of two external Members, indicated by Banco Bilbao Vizcaya Argentaria, S.A. - BBVA, Spain and Banco Espírito Santo, S.A. - BES, Portugal, highly qualified professionals who will undoubtedly add significant value to the already important activities of this board.

Seeking to equate the interests of controlling, minority and non-voting stockholders, tag-along rights were incorporated into the by-laws ensuring that in the event of the sale of the controlling interest, 100% of the price paid per share to the controlling stockholders will also be paid to minority stockholders and 80% of such price to non-voting stockholders. Following the same line of recommendations for good Governance, Bradesco introduced its Code of Corporate Ethics, a compilation of ethical principles on which the Bank’s activities are based since its foundation; the Audit Committee, the Compliance and Internal Controls Committee, the Remuneration Committee and the Disclosure Committee, the latter responsible for ensuring control, consistency, quality and transparency in the disclosure of information

In the operational area, emphasis should also be given to the Bank’s participation in the Microcredit system, which provides small loans to individuals and microbusinesses, as well as payroll consigned credit. We also highlight, during the year, the start-up of Bradesco Prime activities, an important step forward in the Bank’s customer service segmentation process, which will certainly provide new momentum to the Organization’s operations in terms of the quality and specialization required to meet the specific demands of the Bank’s different customer segments.

Altogether, the good results for this year are accurately mirrored in Bradesco’s total assets of R$ 176.098 billion and net income of R$ 2.306 billion, with interest attributed to own capital of some R$ 1.347 billion, or 61.48% of adjusted income, well above the minimum statutory dividend.

The strong presence of the Insurance, Private Pension Plan and Savings Bond companies (the Bradesco Insurance Group) made a significant contribution to this performance, illustrating the Organization’s product diversification strategy and comprehensive range of services offered to customers.

The Organization’s global planning strategy lies at the roots of this year’s achievements and is responsible for Bradesco’s competitive advantages, the wide range of products and services offered and its far-reaching and efficient Customer Service Network, which is also present overseas. All this is underpinned by a solid equity and financial position and the constantly renewed support and preference of our stockholders and customers, whose confidence we thank, as well as the exemplary dedication of our directors, staff and stakeholders, to whom we offer our sincere gratitude.

Cidade de Deus, January 30, 2004

Lázaro de Mello Brandão
Chairman of the Board of Directors

Directors’ Report

We are pleased to present the financial statements for the year ended December 31, 2003 of Banco Bradesco S.A., as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian corporate legislation.

In 2003, the uncertainty prevailing in the economic scenario, as a result of the prior-year general elections, was soon overcome by the government’s successful efforts to build a solid reputation in the fiscal and monetary spheres. The highly liquid global scenario reduced the pressure on foreign exchange, ensuring that projected inflation continued in the right direction. As regards the balance of payments, significant headway was made as the external perception of Brazil’s sovereign risk improved substantially following the exceptional surplus in the country’s current-account transactions. As a result, the macroeconomic prospects for 2004 are favorable for both economic and credit activities. The optimistic projections were also favorably influenced by the approval of a number of structural reforms included in the broad legislative agenda and which will certainly continue in 2004.

On March 10, Bradesco commemorated its 60th anniversary, with an active presence in Brazilian everyday life, providing ongoing incentives to the distribution of banking products and services to all income brackets and renewing its commitment to the expansion of its business horizons. In this respect, 2003 was marked by a succession of significant events, among which we highlight the following:

  The marketing of Consórcio Bradesco commenced in January, achieving billings in excess of R$ 2.282 billion for the year, with more than 65 thousand members and more than 4,800 items distributed.
  In March, conclusion of the process to acquire the Administration and Management activities of the Securities and Investment Fund Portfolios of JPMorgan Fleming Asset Management. The transaction involved the transfer of approximately R$ 7 billion in third-party funds to Bradesco, to be managed by BRAM - Bradesco Asset Management Ltda.
  On March 31, the Stockholders’ Meeting approved the acquisition, through an exchange of shares, of the remaining minority interest in Banco Mercantil de São Paulo S.A., converting Mercantil into a wholly owned subsidiary of Bradesco. For each Mercantil share held, the minority stockholders received 23.94439086 Bradesco shares, of which 12.06279162 were common and 11.88159924 were preferred shares.
  Conclusion of the integration process of Banco Mercantil de São Paulo with Bradesco, on May 19, with the conversion of the Mercantil Branches into Bradesco Branches. This initiative optimized resources, combining the specialized services and dedicated staff of both institutions in the pursuit to offer customers maximum quality in products and services.
  On May 19, start-up of Bradesco Prime activities, an important step forward in the Bank’s segmentation process, offering personalized customer service with differentiated products and services to high-income consumer customers. At the end of the year, there were 143 Bradesco Prime Branches and 84 exclusively reserved customer service areas in conventional branches.
  On June 9, acquisition of 49% of the voting capital and 99.99% of the non-voting capital of Banco Bilbao Vizcaya Argentaria Brasil S.A. and subsequent acquisition of remaining shares by Bradesco, transforming BBV Banco into a wholly owned subsidiary. 44.422475667 Bradesco shares were exchanged for each BBV Banco share, of which 22.379315072 were common and 22.043160595 were preferred shares. Designed to streamline and optimize its customer service network, the Bilbao branches were converted into Bradesco branches in September.
  On June 9, the election of two External Members to the Bank’s Board of Directors, José Fonollosa García and Ricardo Espírito Santo Silva Salgado, representing respectively Banco Bilbao Vizcaya Argentaria, S.A. - BBVA, Spain and Banco Espírito Santo, S.A. - BES, Portugal. Specialists in both the Brazilian and International Financial Systems, the new Board Members, with their professional experience and top qualifications, will join forces with the other members in enhancing the Board’s present activities, guiding the Bank’s business and development.
  Acquisition on November 6, through its subsidiary Banco Finasa S.A., of the total capital of Banco Zogbi S.A. and its subsidiaries Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. and Promovel Empreendimentos e Serviços Ltda. This acquisition, currently pending ratification by the Brazilian Central Bank, represents a strategic advance by the Bank into the consumer financing sector, with the inclusion of 1.5 million active borrowers and some 4 million registered customers and a network of 67 outlets and more than 11 thousand establishments capable of offering consumer financing (CDC) and card products with considerable growth potential.
  On December 17, approval by the Extraordinary General Meeting of a 1-for-10,000 reverse stock split, designed to adjust the par value of its stock to a more appropriate level for stock exchange trading purposes, align its local and foreign market quotations, decrease trading costs and increase the efficiency of the shareholder information and registration system. The reverse split was ratified by the Brazilian Central Bank on January 6, 2004 and stockholders, at their own discretion, will be able to adjust their stock positions by type and in multiples of 10,000 through March 19, 2004 at the stock exchanges.

1. Results for the Year

In terms of shareholder returns and contributions to the public coffers, the results reported for 2003 are significant:

R$ 2.306	billion of net income for the year, or R$ 1.45 per thousand shares, a return of 17.02% on closing stockholders’ equity and 18.89% on average stockholders’ equity.

R$ 2.814	billion in taxes and contributions, including social security contributions, payable or accrued, on the main activities carried out by the Bradesco Organization during the year.

R$ 1.347	billion was distributed to stockholders as monthly, interim and complementary interest attributed to own capital, computed in the calculation of the compulsory dividend. Accordingly, this comprises R$ 0.8998433 (R$ 0.7648668 net of withholding tax), including the additional 10%, per thousand preferred shares and R$ 0.8180393 (R$ 0.6953334 net of withholding tax), per thousand common shares. The Bank’s capital remuneration policy is designed to add stockholder value through increased investment returns. Net interest distributed corresponds to 61,48% (net of withholding tax, 52.26%) of adjusted net income for the year, well above the 30% minimum payment established in the by-laws.

2. Operating Efficiency Ratio - IEO

This ratio is calculated based on the comparison between administrative expenses (including personnel) and operating results (adjusted result of financial intermediation) and reflects the success of Bradesco’s simultaneous efforts to increase net revenues and decrease costs.

The ABC (Activity-Based Costing) methodology practiced by the Bradesco Organization permits, among others, the improvement of the criteria used to form and negotiate bank charges, the supply of costing information to GDAD (Performance Management and Decision-making Support) and for customer profitability determination purposes, as well as serving as a reliable basis for ongoing rationalization analyses.

As regards cost control practices, Bradesco adopts ABM (Activity-Based Management) methodology, a pro-active approach designed to produce effective results and identification of opportunities. Accordingly, at the same time as its processes are improved, operating performance is seamlessly integrated with strategic objectives in the pursuit to create and sustain competitive advantages and to add value for both customers and stockholders.

56.59%	was the ratio at December 31, 2003, as compared to 56.55% in 2002 and 54.34% in 2001.

3. Capital and Reserves

R$ 7.000	billion of capital at the end of the year.

R$ 6.547	billion in reserves.

R$ 13.547	billion of stockholders’ equity, an increase of 24.91% in 2003, equivalent to 9.62% of assets, which totaled R$ 140.888 billion. Managed stockholders’ equity is equivalent to 7.76% of consolidated assets, which totaled R$ 176.098 billion, and net equity per thousand shares was equivalent to R$ 8.55.

The capital adequacy ratios were 19.85% on a consolidated financial basis and 17.22% on a consolidated economic and financial basis, above the 11% required minimum established by National Monetary Council Resolution 2099 of August 17, 1994, in conformity with the Basel Accord. As regards consolidated reference equity, the ratio of permanent assets to stockholders’ equity (limited to a maximum of 50% in accordance with Brazilian Central Bank requirements) was 26.41% on a total consolidated basis and 40.78% on a consolidated financial basis.

The subordinated debt of the Bradesco Organization at the end of the year was R$ 4.995 billion (foreign - R$ 2.279 billion and local - R$ 2.716 billion), included in stockholders’ equity for purposes of determining the ratios described in the preceding paragraph.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the “securities held to maturity” category.

4. Bradesco Shares - Trading

Highly liquid, Bradesco Shares maintained their strong presence in all trading sessions of the São Paulo Stock Exchange - BOVESPA, with a 4.79% share of the Index. Stock is also traded in the Madrid Stock Exchange in Spain, as part of the Latibex Index and through ADR-American Depositary Receipts - Level 2, in the New York Stock Exchange.

R$ 6.394	billion was traded in Bradesco shares during the year in BOVESPA, corresponding to 31.517 billion common shares and 511.662 billion preferred shares.

R$ 1.149	billion traded as ADR in the US market, representing 292.401 billion of the Bank’s preferred shares.

5. Operating Performance

5.1. Funding and Portfolio Administration

Bradesco’s role in the country’s economic development reaches new heights daily. Structured around clearly defined objectives in the production, consumption and service areas, it forms a steady basis for development in diverse sectors, assuring the ongoing implementation of its funding and administration activities. All told, more than 14.482 million checking accounts are managed by the Bank, which has a 19.16% share of the Brazilian Savings and Loan System (SBPE).

At the end of the year, overall funding and management by the Bradesco Organization totaled R$ 239.341 billion, a 33.39% increase compared to 2002.

R$ 90.817	billion in demand, time and interbank deposits, open market and savings accounts.

R$ 81.527	billion in managed assets, comprising investment funds and managed portfolios.

R$ 32.501	billion in foreign exchange portfolio, borrowings and onlendings, own working capital funds, collection and tax and utility collections and similar, as well as funds from the issuance of securities and local subordinated debt.

R$ 26.409	billion recorded in technical reserves for insurance, private pension plans and savings bonds, a growth rate of 37.87% compared to the prior year.

R$ 8.087	billion in foreign resources through public and private issues, subordinated debt and securitization of future financial flows, corresponding to a total of US$ 2.799 billion.

5.2. Credit Operations

This area is focused on providing continuous production incentives and meeting consumer demands. Occupying a leadership position among Brazil’s private institutions, Bradesco plays an important role in direct operations or via partnerships with market agents, mainly as a result of its convenient operations which are accessible to all customer income brackets. Another important step in this direction was taken through the Bank’s integration with the new Microcredit and Payroll Consigned Credit lines, available throughout the Branch and Banco Postal Networks.

R$ 54.336	billion at the end of the year in consolidated credit operations, including advances on foreign exchange contracts and leasing operations, a growth rate of 6.96% compared to the prior year.

R$ 4.059	billion comprised the consolidated balance of the allowance for loan loss, corresponding to 7.47% of the total volume of credit operations.

5.3. Housing Loans

This area is an essential part of the Bank’s strategy due to the volume of investments absorbed and the number of jobs generated. Bradesco attends a considerable number of end borrowers, as well as the civil construction industry in general.

R$ 1.001	billion of funds released to this area for the construction and purchase of 15,379 properties.

5.4. Onlending Operations

In 2003, the Bradesco Organization was leader in the onlending of funds from the National Bank for Economic and Social Development (BNDES), with a volume of R$ 2.750 billion, in 16,850 contracts, corresponding to a 14.94% share of all transactions in this system, an increase of 50.20% compared to the prior year. Bradesco was also ranked first place in terms of the volume of funds released for onlending to micro, small and medium companies, with a total amount released of R$ 1,700 billion, corresponding to 17.90% of the whole system.

R$ 7.226	billion in portfolio onlendings at the end of the year, granted as a priority to small and medium companies, with 52,305 contracts registered.

5.5. Agricultural Loans

Bradesco’s mission in the agricultural and livestock raising sector, with which it maintains a traditional and consolidated relationship, is designed to provide incentives and support to crop production, processing and distribution cycles, particularly regarding quality and productivity gains, producing increased competitiveness both locally and in the international markets.

R$ 4.443	billion of investments in agricultural loans at the year-end, comprising 31,221 transactions.

5.6. Bradesco Corporate Banking

Bradesco Corporate Banking is part of the specialized customer relationship model offered by the Organization to the economic groups comprising its target market, designed to ensure improved corporate customer service and the construction of solid partnerships. This area uses the following specialized structures: corporate, infrastructure, agribusiness, Asian desk and Euro desk, the latter at the implementation stage.

R$ 46.551	billion of total funds managed by this area, which comprises 1,198 economic groups.

5.7. Bradesco Private Banking

With its complete range of diversified products and services, this area’s mission is to provide a specialized service which offers high-income consumer customers personalized financial advice regarding the best local and foreign capital market investment alternatives, designed exclusively to increasing their wealth.

5.8. Bradesco Empresas (middle market companies)

Having forged a strong presence in the middle market segment, this area is designed to coordinate the Bank’s commercial relationship with corporate customers whose annual billings range from R$ 15 million to R$ 180 million. In sync with the Bank’s other sectors, this area is focused on developing product packages which are compatible with each customer’s potential.

5.9. Banco Postal

Recognized for its importance in local neighborhoods, Banco Postal, a partnership between Bradesco and the ECT Post Office Network (Correios), is also an essential service for Bradesco customers who often need to carry out their bank transactions in different regions of Brazil. Banco Postal operates as a Correspondent Bank, offering services to the population in line with the Bank’s strategy designed to increase its participation in the nationwide retail market. Banco Postal also encourages local market growth, as a result of the inclusion of new financial service consumers, particularly in areas with no previous access to a bank branch.

5.10. Capital Market

Bradesco’s constructive participation in the capital market strengthens daily, thanks to the specialized services designed to structure the best alternatives for corporate capitalization and expansion, complemented by the premium line services offered to investors.

With 47.92% of all issues registered with the Brazilian Securities Commission (CVM), the Bank maintained its leadership position in the public placement of shares, debentures and promissory notes and also played an important part in significant special transactions.

R$ 4.832	billion of transactions with shares, debentures and promissory notes coordinated by Bradesco in 2003.

9	special transactions, including mergers and acquisitions, project finance and corporate and financial restructurings, concluded with the support of advisory services provided by Bradesco in 2003.

6. International Area

With a growing presence in the international market, the Bradesco Organization benefits from its integrated structure in the foreign trade and exchange areas, offering expert advice and a complete range of banking services. The area comprises 17 specialized departments in Brazil, branches in New York, Grand Cayman and Nassau, Bahamas, as well as subsidiaries in Buenos Aires, Nassau and Luxembourg and an extensive international correspondent network.

R$ 6.183	billion in advances on foreign exchange contracts at the year-end, for a portfolio of US$ 3.187 billion in export financing.

US$ 393.569	million of import financing in foreign currency.

US$ 15.433	billion in purchases of forward export contracts, 23.77% more than in 2002.

US$ 2.822	billion in medium and long-term, public and private placements in the international market.

7. Organizational Structure

7.1. Bradesco Customer Service Network

Based on a comprehensive and contemporary structure, supported by an advanced data processing system, which extends nationwide, the Bradesco Organization’s Customer Service Network is an excellent instrument for extending banking services to all income brackets.

The practical nature and comfort of Bradesco’s branch facilities are continually improved, the ultra-modern self-service lobbies operate over extended business hours and are equipped with a number of different terminals designed to save time and facilitate customer transactions. Prime Customers receive differentiated treatment at the specific Bradesco Prime Branches or exclusive VIP lobbies in conventional branches. Similarly, middle market companies are served by Bradesco Empresas, another benchmark in terms of quality and expertise. The Bradesco Day and Night ATM Network offers services to customers through 21,605 terminals, 14,930 of which operate uninterruptedly at weekends and on bank holidays.

Bradesco Internet Banking, with its advanced technology and permanent expansion program, is accessed by more than 5.923 million users directly from their offices, homes or anywhere they happen to be in the world. Launched in 1996, this pioneer service currently provides access to 210 types of transactions, with a total volume of 320.306 million transactions per year.

Bradesco Net Empresa, an exclusive service for corporate customers, ensures that bank transactions are carried out in a completely secure environment through the use of digital certification and electronic signatures. The service is gaining the preference of an increasing number of companies who, through this website, have discovered a new ally for optimizing the financial management of their business. Companies can operate their checking and savings accounts, make payments, process collections and perform a number of other transactions. There are currently more than 178,600 companies registered.

Emphasis should also be given to the interactive online service offered by ShopInvest Bradesco, a home-broker service which permits online stock exchange investments, offering realtime prices and, among other functions, investments and redemptions, simulations, acquisition of savings bond certificates, complementary pension plans and all the information investors need to monitor the financial markets.

At ShopCredit, Bradesco’s Financing and Loan website, visitors can access a complete portfolio of credit lines offered by the Bank. The products are grouped together for purchase by consumer or corporate customers with full details on each option and a simulator can be used to calculate amounts and terms in different areas, such as personal credit, current-account overdraft facilities, consumer financing (CDC), leasing, housing loans, agricultural loans, FINAME (industrial machinery and equipment) lines and auto insurance.

Available day and night, Fone Fácil Bradesco (Bradesco Easy Phone Service) offers information and banking services via telephone with ease, speed and security. Based on its philosophy of service excellence and transforming every call into a business opportunity, 229.423 million calls were received during the year and 2.540 million items sold.

The magnitude of the Bradesco customer service structure is reflected by the average 9.003 million transactions carried out daily by customers and other users, 2.277 million of which through our teller windows and 6.726 million (74.71%) through the Bank’s service channels, in particular, the Bradesco Day and Night Self-service Network, Internet and Fone Fácil.

In 2003, investments for expanding the Bradesco Organization’s functional capacity and its IT and telecommunications’ infrastructure, totaled some R$ 1.694 billion. At the same time, through the program implemented to dispose of property and equipment items, mainly through public auctions, investors inclusive, the Bank raised approximately R$ 626.145 million, generating both administrative gains and maintenance cost savings.

At the end of the year, the Bradesco Organization comprised 10,974 customer service outlets including:

3,052	Branches in Brazil (Bradesco - 2,831, Banco BCN - 220 and Banco Finasa - 1).

7	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 2 in Nassau, Bahamas (Boavista and Banco Alvorada - formerly BBV Banco).

6	Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Boavista Banking Ltd. in Nassau, Bradesco Securities, Inc. in New York, Bradesco Services Co., Ltd. in Tokyo and Cidade Capital Markets Ltd. in

4,000	Banco Postal branches.

2,062	Banking service posts and outlets in companies (Bradesco - 1,862 and BCN - 200).

1,794	Outplaced terminals in the BDN - Bradesco Day and Night Network.

53	Branches of Finasa Promotora de Vendas, present in 12,762 vehicle dealerships and in 1,097 stores selling furniture, home decor, tourism, auto parts and IT related equipment and software, among others.

7.2. Alô Bradesco (Hello Bradesco)

Forming a direct and open channel with the public, this service facilitates the ongoing improvement of the Bank’s customer relationships based on the suggestions and complaints received in relation to the Organization’s products and services. Created in 1985, prior even to the introduction of the Brazilian Consumer Defense Code, this service has proved to be an instrument of important strategic value, capable of detecting trends and anticipating solutions compatible with the constantly changing market.

357,757	calls received from customers in 2003.

8. Products and Services

8.1. Collection

Combining a high level of efficiency with state-of-the-art IT resources, Bradesco Collection facilities, inspired by the concept of partnership, offer services with increased security and speed, reducing costs for user companies.

The Bradesco Online Collection technology permits the efficient transmission and receipt of data on a direct computer-to-computer basis. The ongoing system enhancement program ensures productivity gains for user companies, mainly as a result of the increased rationalization of services. This service accounts for the processing of 98% of all documents recorded in the portfolio.

R$ 694.951	billion transacted by Bradesco Collection during the year, corresponding to 729.866 million documents processed.

R$ 216.461	billion in payments made through 67,367 million transactions in 2003 via Pag-For Bradesco - Computer-Registered Supplier Payment, facilitating the management of Accounts Payable for more than 40 thousand companies.

8.2. Tax and Utility Collections

Efficiency and quality are the outstanding features of Bradesco’s tax and utility collection service. Bradesco is committed to meeting the demands of its customers, to whom this service offers innovative solutions for the settlement of taxes, duties and contributions. This service also effectively interacts with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires, as a result of the speed and security of the data transmitted and amounts paid over.

R$ 82.564	billion collected during the year in federal, state and municipal taxes and other contributions, comprising 61.274 million documents processed.

R$ 4.766	billion in consolidated CPMF collected, corresponding to 20.68% of the total amount of this contribution, evidencing the significant volume of financial resources handled by the Organization.

R$ 16.065	billion received in electricity, water, gas and telephone bills, comprising 116.931 million documents processed. Of this amount, 49.165 million was paid via Automatic Debit to Current Accounts and Savings Accounts, through a system which is both convenient

R$ 17.843	billion paid to more than 4.490 million Social Security retirees and pensioners, 20.69% of all those registered with the INSS (National Institute of Social Security), in 43.211 million transactions via the Instant Benefits Payment Card.

8.3. Stock, Custody and Controllership Services

Quality services, including custody of securities, controllership, DR- Depositary Receipt and BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas, are offered to customers using an appropriate infrastructure and specialized personnel.

164	Companies comprise the Bradesco computer-registered share system, with 5.611 million shareholders.

27	Companies comprise the Bradesco computer-registered debentures system with a current total of R$ 12.219 billion.

14	Investment funds comprise the Bradesco computer-registered quota system with an adjusted total of R$ 1.063 billion.

2	Registered BDR Programs, with a market value of R$ 268.588 million.

9	Registered DR Programs, with a market value of R$ 22,752 billion.

R$ 100.973	billion in assets under custody for 451 customers using the Bradesco Custody services (funds, portfolios and DR).

R$ 119.076	billion in total net assets of the 634 investment funds and managed portfolios using the Bradesco Controllership services.

8.4. Bradesco Cards

Associated with Visa International for more than three decades, Bradesco has increased its share of this segment, developing the most complete line of services of this kind in Brazil. At December 31, Bradesco’s market share totaled 15.71%, a 14.75% increase compared to the prior year. Bradesco also offers cards under the MasterCard banner, renowned for the wide range of benefits and facilities offered to holders.

The network accredited by the Visa System in Brazil, comprising 654,805 commercial establishments, is managed by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has a 39.71% stake.

In 2003, Visanet processed R$ 55.385 billion in transactions, including both credit and debit card bills, a 31.97% growth compared to the prior year.

In Brazil, Bradesco is leader among the issuers of chip-embedded smart cards, offering holders the best and most advanced technology and security available in the market.

Operating in diverse market segments, Bradesco launched two cash cards in 2003 targeting its younger public, the Bradesco Sandy & Júnior Visa Buxx Card and the Young Card Bradesco Visa Buxx, which can be loaded and reloaded with pre-approved amounts. Also in the young people segment, Bradesco launched its University Student Card, a personalized product for students under the Visa banner, in national and international versions, which offers all the benefits provided by conventional Bradesco Credit Cards.

In other specific segments, Bradesco launched its Prime and Infinite Cards targeting high-income customers, as well as the In Visa Veritas Card for wine lovers.

Emphasis should also be given to the partnership entered into with Visa do Brasil for the purpose of forming Visa Vale, a company focused on the benefits-voucher sector, substituting the traditional printed food and meal vouchers with electronic cards.

The Visa Vale Pedágio Card (highway toll smart card) for compulsory use in the transport of freight is another pioneer product, reflecting Bradesco’s quest for new market niches. This product offers ease and convenience to users and emphasizes the importance and growth potential of electronic payment instruments.

Bradesco Credit Cards are also accepted in the International Visa and MasterCard Networks, which comprise more than 20 million commercial establishments and services worldwide in 150 countries.

R$ 16.163	billion of total annual billings for the Bradesco Organization Cards, of which R$ 9.926 billion comprised Credit Cards and R$ 6.237 billion comprised Bradesco Visa Electron Debit Cards.

7.021	million Bradesco Credit Cards in circulation.

34.140	million Bradesco Visa Electron Debit Cards in circulation.

9. Bradesco

9.1. Bradesco Insurance Group

Managed by Bradesco Seguros S.A., the Bradesco Insurance Group occupies a leadership position among the groups operating in Latin America in the insurance, complementary pension fund and savings bond areas. The Group’s progressive results are the result of its innovative strategy, driven by the launching of new and enhanced products.

R$ 612.639	million of net income by the Bradesco Insurance Group for 2003, with an average return of 22.58% and closing stockholders' equity of R$ 3.548 billion.

R$ 29.984	billion in unrestricted investments, including those used to cover technical reserves in the insurance, private pension plan and savings bond areas.

R$ 11.956	billion of net revenues from insurance premiums and private pension fund contributions.

R$ 1.156	billion in savings bond billings, with prizes distributed totaling R$ 19.198 million for 1,402 winning bonds out of a year-end total of 78.043 registered bonds.

R$ 32.722	billion in total assets in the insurance, private pension plan and savings bond areas.

9.2. Banco BCN S.A.

Banco BCN S.A. provides its consumer and corporate customers with personalized services through support teams specialized in different markets and businesses.

On February 25, 2004, the BCN Branch Network will be integrated with the Bradesco Customer Service Network. This measure is designed to optimize resources, combining expertise and ensuring that customers receive top-quality products and services.

Among others, BCN manages Banco Finasa S.A., the leader in consumer financing, allying the traditional Finasa Brand with the image of Bradesco, its parent company.

R$ 277.811	million in net income reported for the year, with an average return of 12.13% and closing stockholders' equity of R$ 3.228 billion.

R$ 24.204	billion in funds raised and managed.

R$ 23.353	billion in total assets.

R$ 12.761	billion of total credit operations, including leases and advances on foreign exchange contracts.

9.3. BRAM - Bradesco Asset Management Ltda.

Specialized in the management of third-party funds, BRAM, under self administration, attends a number of different market segments, including retail, corporate and private sector banking, as well as institutional investors.

The funds managed by BRAM in 2003 were increased by third-party funds derived from the acquisition of the Administration and Management activities of Securities Portfolios and Investment Funds previously managed by JPMorgan Fleming Asset Management.

2.700	million estimated investors in 505 funds and 126 managed portfolios at December 31, 2003, corresponding to R$ 81.527 billion.

9.4. Bradesco Leasing

In the leasing area, the Organization offers companies an alternative long-term financing option designed to facilitate the expansion and modernization of their businesses, without having to use their own capital, through Bradesco BCN Leasing. We highlight their highly competitive market position specifically focused on vehicles, machinery and equipment, as well as their vast experience in the structuring of operating agreements with manufacturers and dealerships.

R$ 1.421	billion was the balance of leasing transactions at December 31, 2003, with 8,725 transactions contracted during the year.

30,670	lease agreements in force at the year-end, evidencing the wide distribution of the business.

9.5. Bradesco S.A. Corretora de Títulos e Valores Mobiliários

The Corretora maintained a strong presence in the trading sessions at the São Paulo Stock Exchange (BOVESPA) and the Mercantile and the Futures Exchange (BM&F) and is repeatedly rated among Brazil’s top-ranking brokerage firms. During the year, the Corretora also recorded a significant increase in its online Home Broker trading activities.

Bradesco Corretora offers an excellent investment analysis service which operates in conjunction with the Bank’s economic area, providing reports on the performance of the main markets, suggested stock portfolio and stock guide.

Structured to facilitate the participation of small investors in the stock market, its exclusive Automatic Share Trading System (SANA) permits the purchase and sale of stock in small lots via computer terminals available throughout the Bradesco Customer Service Network. This system can also be used for the intermediation of public offerings of shares.

R$ 11.320	billion traded by Bradesco Corretora at the BOVESPA corresponding to 279,665 buy and sell orders for 50,499 investors during the year.

2.004	million contracts negotiated at the BM&F, corresponding to a financial volume of R$ 224.715 billion.

R$ 960.129	million traded via Home Broker, corresponding to 166,694 buy and sell orders; 19,223 registered investors at December 31, 2003.

9,303	registered customers in the Custody Portfolio (Carteira de Custódia Fungível) at December 31, 2003.

10. Corporate Governance

The modern corporate governance practices adopted by the Bradesco Organization have contributed to improving the performance of all of its activity segments. The figures posted to date confirm that this goal is being met, both in terms of increased operating efficiency and in the expansion of the Institution’s funding capacity at home and abroad.

As from June 2001, Bradesco shares are included in the BOVESPA’s Level 1 Corporate Governance index. Moreover, since Bradesco’s shares are traded in foreign stock exchanges, the Bank also prepares its financial statements in US-GAAP, the accounting principles accepted in the U.S.A.

We stress that during the year, no non-audit services were contracted by the Bradesco Organization or rendered by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with the principles designed to maintain the independence of external auditors as follows: auditors should not audit their own work, nor exercise management functions for their clients, nor promote the interests of such clients. Each external audit is contracted for a maximum five-year period pursuant to Brazilian Central Bank recommendations.

At the Ordinary General Meeting of March 10, 2003, approval was given to maintain the Fiscal Council (Conselho Fiscal) comprising 3 full members and 3 alternates with term of office through 2004 and, with one full member and his/her alternate elected from among non-voting stockholders. At the Extraordinary General Meeting held on June 9, 2003, another step forward was taken to consolidate the adoption of modern Corporate Governance practices through the election, by unanimous decision of those present, of two external members to the Board of Directors, who, based on their vast experience and knowledge of the Brazilian and international markets, will undoubtedly add significant value to the already important activities of this board.

A series of other initiatives reaffirm the Bradesco Organization’s commitment to good corporate governance practice, including:

  Tag-along Rights, seeking to equate the interests of controlling, minority and non-voting stockholders, tag-along rights were incorporated into the by-laws, ensuring that in the event of the sale of the controlling interest, 100% of the price paid per share to the controlling stockholders will also be paid to minority stockholders, and 80% of such price to non-voting stockholders.
  Code of Corporate Ethics, a compilation of ethics on which the Bank’s activities are based since its foundation, forming a practical guide addressing personal and professional conduct to be adopted organization-wide and in which the Organization’s guiding principles are clearly stated and its moral values affirmed.
  Code of Business Sector Ethics - Accounting and Financial Management Areas, designed to define area activities based on Bradesco’s commitment to disclose its financial information completely, accurately and fairly.
  Disclosure Policy for Significant Acts or Facts and Securities Trading, to be adopted by all directors and managers.
  Disclosure Committee, responsible for establishing the Disclosure Policy for Significant Acts or Facts, ensuring control, consistency, quality and transparency in the disclosure of information.
  Audit Committee, whose role it is to advise the Board of Directors in respect of the accounting and tax policies used to prepare the financial statements of the Bank and its subsidiaries.
  Compliance and Internal Controls Committee, whose role it is to advise the Board of Directors in respect of the adoption of strategies, policies and measures used to disseminate the internal controls culture, risk mitigation and compliance with applicable legislation.
  Remuneration Committee, whose role it is to submit to the Board of Directors proposals for policies and guidelines used to remunerate the Bank’s Executive Directors and those of its subsidiaries.

10.1. Internal Controls and Compliance

The Internal Controls and Compliance system is subordinated to the guidance and supervision of the Board of Directors and is an important instrument in the management of business activities, designed principally to ensure compliance with legal and regulatory standards, guidelines, plans, procedures and internal rules and to minimize risk of equity losses and damage to the Organization’s institutional image. The Board is also responsible for analyzing and approving the Compliance Reports prepared by the Risk Management and Compliance Area.

10.2. Investor Relations - IR

Stockholders, customers and those seeking financial market information can visit this area’s specific website, which has been redesigned and enhanced, at www.bradesco.com.br/ir. Visitors will find information on the Bank itself, such as corporate profile, background, share structure, directors’ reports, earnings reports, latest acquisitions and meetings with market analyst associations (APIMEC and ABAMEC), as well as other financial market information in general.

10.3. Information Transparency and Dissemination Policies

During the year, as part of its market relationship strategy, Bradesco organized 179 internal and external meetings with analysts, 12 conference calls and 12 presentations abroad. In addition, Bradesco publishes its financial statements for the first half and for the full year, as well as a quarterly Report on Economic and Financial Analysis. All significant related information is available in real time on the Bradesco website at www.bradesco.com.br in Portuguese, English and Spanish.

The Bank distributes a monthly customer news bulletin called “Cliente Sempre em Dia” with a circulation of 900 thousand copies, as well as a quarterly magazine called Revista Bradesco, also focusing on its external public, with a circulation of 110 thousand copies.

11. Risk Management

The management of risks involves an integrated series of controls and processes, covering credit, market and liquidity, as well as operating risks. Risk management is fully independent and directly subordinated to an Executive Officer and the Bank’s President. As a matter of principle, the Organization adopts a conservative policy in terms of exposure to risk, whereby policies and limits are defined by Senior Management, including risks directly affecting its minimum capital requirement.

11.1. Credit Risk

At Bradesco, the management of credit risk is based on existing best market practice and complies with the rules proposed in the New Basel Accord, which require a high level of discipline and control in the analysis of the transactions carried out, safeguarding process integrity and independence. Risk management involves a permanent and continuously developing process designed to map, check and diagnose the models, instruments, policies and procedures in place, based on studies and analyses compatible with the Organization’s reality. These procedures are designed to provide a greater understanding of portfolio credit risks, identifying concentrations and opportunities for diversification and ensuring that capital is efficiently allocated.

11.2. Market and Liquidity Risk

The Organization’s market risk management policy is conservative and limits (based on Value at Risk Methodology) are defined by Senior Management and monitored independently every day. On a complementary basis, the liquidity risk management policy is designed to ensure that the Organization is able to settle transactions, timely and securely, through a series of controls, the establishment of technical limits and the ongoing assessment of the positions assumed and financial instruments used. Both market and liquidity risks are monitored, checked and managed using models aligned with best local and international market practices and with the recommendations and standards established by the regulatory agencies.

11.3. Operating Risk

The operating risk management process, based on the recommendations established in the Basel Accord and instructions from regulatory agencies, is designed to implement the methodology and models which best meet the Bank’s business characteristics and, at the same time, decrease the amount of regulatory capital to be allocated. The structure established to meet this objective includes dissemination of the Bank’s culture, disclosure of policies, development of own systems, the construction of databases and quantitative and qualitative performance indicators to ensure that the Organization is able to identify its level of exposure to operating risks and implement measures to decrease loss. The combination of these processes will enhance competitive advantage, increasing the Institution’s operating efficiency.

11.4. Information System Security

The Corporate Information Security Policy and Guidelines are designed to protect the Bank’s information assets, including its databases, IT environments, documents, files, system backups and system access controls, especially when generating and transmitting data, among other security management tools. Restricted data and information which are of exclusive interest to customers, as well as strategic Organization information, are treated internally with strict secrecy and fully protected by internal controls and IT systems. To ensure procedure compliance, the Bank maintains ongoing staff training, awareness and policy review programs.

11.5. Credit Policy

As well as seeking security, quality and liquidity in the investment of assets, minimizing risks inherent to this type of operation, the Organization’s credit policy is also designed to offer agile and profitable business and to guide the setting of operating limits and granting of credit.

As part of this system, the Branches operate within varying limits based on their size and the type of guarantees, while the specialized credit scoring systems facilitate and support the approvals process, based on specific security standards. The credit committees located at the Bank’s headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits.

Operations are diversified, dispersed and intended for individuals and businesses with sound payment capacity and integrity and are secured by underlying guarantees which are deemed sufficient to cover the risks assumed.

11.6. Money Laundering Prevention

The internal structure of the Bradesco Organization maintains a specific area responsible for managing and monitoring its customers’ transactions and financial activity, designed to avoid any involvement by the Institution in money laundering. The basic premise used to provide related guidance to the Operating Areas and Branch Network is rooted in the Bank’s “Know Your Customer” policy, whereby customer transactions, including the source and destination of funds, are monitored by computerized systems which, together with specific analyses, ensure that possible money laundering activities are prevented or suppressed. The Organization has developed and put into place employee training and awareness programs, designed to maintain compliance with this policy, as well as permanently enhancing its technology tools for control and monitoring.

12. Marketing

An extensive institutional campaign commemorating Bradesco’s 60th anniversary marked the beginning of 2003. Using innovative media language, the campaign addressed the Institution’s important participation in Brazil’s economic development and Bradesco’s capacity to attend very different customers with the same top quality service.

In the second half of the year, an unprecedented initiative was used to launch Bradesco Prime, through the publication of personalized advertisements in the first edition of Exame Primeira Pessoa, a magazine published by Editora Abril and enclosed in the subscribers edition of Exame magazine. The messages were personally addressed to the subscribers and highlighted the exclusive services offered by Bradesco Prime.

Other marketing efforts were carried out during the year, showing that Bradesco is prepared to meet the specific demands of its customers with tailor-made products and services. Highlights include the “Compra Premiável Cartões Bradesco” promotion, in which cardholders took part in a draw to win houses, cars and cash prizes and the “Show do Milhão Cartões Bradesco”, with the exclusive participation of Bradesco Cardholders on the Win-a-Million Show (Show do Milhão) broadcast on SBT TV. Other successful campaigns launched in 2003 introduced diverse Bank products, such as HiperFundo Bradesco, an investment fund which gives away a car to an investor every day by draw, as well as other prizes, the Bradesco Consórcios consortium purchase system and Bradesco Vida e Previdência life insurance and private pension plans.

At the end of the year, the Bank aired a humorous TV campaign welcoming the New Year and transmitting its wishes for peace for all Brazilians in 2004.

814	regional, industry and/or professional events, including business fairs, seminars, conventions and cultural and community events throughout Brazil, received support from Bradesco.

13. Recognition

Risk Ratings - In 2003, Bradesco’s risk ratings were among the highest attributed to Brazilian Banks by the national and international credit rating agencies: Austin Rating, Fitch Atlantic Ratings, Moody's Investors Service, SR Rating and Standard & Poor's.

Ranking - Recognition of Bradesco’s leadership was highlighted by important national and internal publications during the year, including the following:

  Largest Private Group in Brazil by revenue, for the fifth consecutive year, according to the 2003 edition of Exame magazine’s Guia Melhores e Maiores.
  Brazil’s Largest Bank by stockholders’ equity among public and private institutions, according to the Valor 1000 yearbook published by the Valor Econômico newspaper.
  Brazil’s Largest Bank by stockholders’ equity and leader among private-sector financial institutions in the total assets ranking, according to the Special List published by Valor Econômico.
  Leading Brazilian Bank by Assets, according to a study prepared by Consultoria Austin Rating, published by Valor Econômico.
  Best Internet Bank in Brazil, according to the poll published by the Business Standard/FGV magazine, which highlights the segment’s outstanding services.
  Brazil’s Best Bank for investments, according to the poll published in Você S/A magazine’s personal investment guide, coordinated by the Financial Studies Center at Fundação Getulio Vargas in São Paulo.

Awards - Bradesco received 35 awards in 2003, which confirm, based on independent opinion, Bradesco’s market leadership and the quality of the products and services offered, among which we highlight the following:

  Global Finance Award, given by the Global Finance Magazine, for Best Bank in three categories: Brazil’s Best Bank; Best Latam Bank in Risk Management and Best Bank in Foreign Exchange Transactions.
  Best Advertiser of the Year Award according to the Brazilian Association of Advertising (ABP).
  Best Retail Bank in Brazil 2003 Award from Conjuntura Econômica magazine and the consultants Austin Asis.
  Euromoney Excellence Award, given by Euromoney magazine as Best Local Partner in Brazil.
  Best Investiment Fund in Brazil awarded by Exame Magazine and Fundação Getulio Vargas, for archieving the titles of Best Fund Manager of the Year, Best Retail Fund Manager and Best Leveraged Fund Manager.
  Best Listed Company in 2002 awarded by the Association of Capital Market Investment Analysts and Professionals (APIMEC).
  Valor Social 2003 Award, given to the Organization in the following categories: Respect for the Environment, for the Bradesco Foundation project and Respect for Consumers, for the project carried out to reduce customer lines in the Bank’s branches, given by Valor Econômico.
  Business Image Award, in the Brazil category, as the country’s most representative company, given by Gazeta Mercantil.
  100 Empresas Mais Ligadas do Brasil Award, given by INFO Exame magazine, rated Bradesco as the Best-Wired Bank in the State of São Paulo and in Brazil.
  iBEST 2003 Awards. The Organization won 8 awards in different categories and was rated overall champion at this Brazilian Internet oscar-equivalent awards ceremony.

ISO 9001/9002 Certification: The Bradesco Organization ended the year with 56 Products and Services recognized by this quality certificate, confirming its pursuit to ensure increasingly easy and convenient services for all its customers and users.

14. The Bradesco Organization’s Social Action Program

The history of Fundação Bradesco (The Bradesco Foundation) commenced 47 years ago and its main objective, consolidated over the years, is to provide formal education to children, young people and adults, particularly in areas which are both socially and economically deprived.

In February 2003, the Network’s 39th school opened its doors in the city of Boa Vista, Roraima, with 1,800 students, as a result, the Foundation is now present in all of Brazil’s states. In Osasco, headquarters of the Bradesco Organization, work has commenced on the 40th school with capacity to attend 2,000 students and which is forecast to begin activities in 2004.

During the year, more than 105 thousand students received free education, including youth and adult education and basic professional training courses. To its more than 49 thousand infant, junior, middle and technical school students, the Foundation also provides free meals, uniforms, school materials and medical/dental care.

The figures reflect the success of the Foundation’s daily efforts. For example, for the last six years, the pass rate in the Foundation Schools has remained at an average 95.95%, which is equivalent to the best international pass rates.

The courses designed to provide Basic Professional Education strengthen the Foundation’s strong ties with the regional employment market and prioritize the specific interests of the different communities. Courses include Printing Technology, Agriculture and Livestock Raising, Business Management, Information Technology, Fashion, Leisure, Development, among others. All these courses are designed to qualify participants to open their own businesses or pursue better jobs in the employment market.

For the Bradesco Foundation, knowledge is the raw material essential for personal and professional development and should be constantly up to date and available to all sectors of society. Accordingly, partnerships are forged based on ongoing and significant growth. Excellent results have been achieved from the alliance formed with Aban Informatics Limited for the use of educational software, based on animations and illustrations, in its junior and, middle schools, in the areas of physics, chemistry, biology and math. Emphasis should also be given to the Digital Inclusion project carried out in partnership with Microsoft, which trained some 5,482 students free-of-charge at the Bradesco Foundation Schools.

Another important partnership involves NIIT from India, which will provide some 250 IT courses for the Virtual Classroom, the Bradesco Foundation’s e-learning architecture. At the same time, in partnership with Cisco Systems, students are qualified, through the Cisco Networking Academy Project, to install, design and administrate computer networks. Some 5,160 students were qualified during the year.

The Foundation also entered into a partnership with Media Lab, MIT’s research center. As in the majority of projects developed by Media Lab, designed to integrate technology with social issues, the project called “The City We Want”allows students and teachers to research urban issues during classes and at workshops, studying the use of IT resources in their solutions and sharing ideas through the integration of schools and communities from different countries via the Internet. 28 Bradesco Foundation schools, in 24 states, take part in the project and integration with researchers from a number of institutions in developing countries is scheduled for 2004.

Launched as a pioneer project six years ago, the basic computer skills course for the visually impaired has qualified 4,559 students at 32 Foundation units and 38 partner Institutions and is recognized internationally for its practical content focused on the use of Microsoft Windows and the Internet.

We also highlight the Intel Education for the Future program, a worldwide initiative organized by Intel Semiconductors, designed to eliminate barriers against the use of technology as a learning tool.

Among this range of quality projects, emphasis should also be given to “Futura, the Learning Channel” which through an operating agreement signed with the Globo Group’s Roberto Marinho Foundation, has 20 million viewers. Futura is Brazil’s first educational TV channel to be financed and managed entirely by private-sector initiative. The Foundation also participates in the Youth and Adult Literacy program Alfabetização Solidária, created in 1997 by the Comunidade Solidária Committee, which, in the North and Northeast regions of Brazil, is responsible for extending access to formal Youth and Adult Education. The Foundation’s participation ensures that some 9,800 Brazilians learn how to read and write each year.

Also in partnership with the Roberto Marinho Foundation, the Ministry of Justice and Funap - Fundação Professor Manoel Pedro Pimentel, the Bradesco Foundation maintains a Prisoner Education Project designed to offer basic formal education to prisoners at 20 penitentiaries in the State of São Paulo. In 2003, more than 1,000 prisoners were given the opportunity to commence or resume their elementary grade studies, a significant contribution to their rehabilitation and social integration.

Designed to offer professional qualification to more than 2 thousand youths in the IT area, the Bradesco Foundation, in partnership with the São Paulo State education authorities and the State Foundation for Child and Youth Welfare (FEBEM), developed an Educational Program for the Promotion of Social and Professional Inclusion. The courses are given inside the FEBEM’s correctional units and offer internees the opportunity to learn a profession in the area. Once qualified, they can be employed as facilitators and IT lab monitors in the state school network.

Emphasis should also be given to the Organization’s BCN Sports project, now called Finasa Esportes (Finasa Sports), which maintained basketball and volleyball training centers for some 4,300 young girls from 10 to 15 years of age in 2003.

A number of awards and distinctions confirm the scope and depth of the Bradesco Foundation’s contribution to Brazil’s social development. Among these, we highlight the Valor Social Award given by Valor Econômico, in the category ‘Respect for the Environment’, which recognized the work carried out by the Bradesco Foundation School students in Paranavaí, who planted more than 70 thousand indigenous tree seedlings on the banks of the town’s Suruquá River.

We also highlight the first and second prizes won, respectively. at the Young Scientist of the Future awards by students from the Foundation Schools in Paragominas, PA, and Aparecida de Goiânia, GO, given by the National Council for Scientific and Technology Development (CNPq). Addressing the theme “Water - The Source of Life”, this award was given to the students for two projects, the development of a homemade filter to improve the quality of drinking water supplied to the city’s population and research relating to the quality of the water consumed by the school’s neighborhood community.

The Bradesco Foundation investments and activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

R$ 138.343	million of total investments in 2003 and a budget for 2004 of R$ 148.309 million to attend more than 107 thousand students.

15. Human Resources

The ongoing improvement of the employee base is an essential part of the Bradesco Organization’s strategy. The Bradesco Organization’s headcount totals 75,781 employees, of whom 59,430 are employed by Bradesco and 16,351 by the subsidiary companies.

In its pursuit of quality, diversification and service, Bradesco’s Human Resource policy continually improves its training and qualification programs, providing new opportunities, sharing knowledge and promoting the value of its staff. Particularly focusing on the operating, technical and behavioral areas, all employees are attended with the same care and attention.

Topics relating to new economic scenarios, advanced technology requirements and market demands are specifically addressed by specialized teams of instructors, with the support of an appropriate infrastructure. The online internet training program, TreiNet, has surpassed the mark of 290 thousand participations, enabling employees to acquire professional knowledge via distance learning.

The updating and continuous advances in Bradesco’s Management Development Programs are the result of the partnerships established with Consulting Firms, Universities and Business Schools offering courses in the areas of economics, business administration and law, including at post-graduate level.

Internal communication also merits special attention from Bradesco since it represents a powerful tool for integrating information, concepts and moral values. Accordingly, a copy of the “Interação” (Interaction) magazine is sent personally to each employee and the “Sempre em Dia” - news bulletin is published daily. TV Bradesco strengthens and extends Bradesco’s communication actions, together with the other media vehicles used to disseminate and characterize guidelines which are highly relevant to the Organization’s staff.

We also highlight the welfare benefits designed to improve the quality of life, well being and security of the Organization’s employees and their dependents, covering 191,540 persons. Among which, we present the following:

  Medical and Hospitalization Healthcare Plan;

  Dental Assistance Plan;

  Supplementary retirement and pension plan;

  Group life and group personal accident insurance policies;

  Group automobile insurance policy.

As independent recognition of its personnel policy, Bradesco was rated among the 40 best companies for women employees, published by the special edition of Exame magazine (As Melhores Empresas para Você Trabalhar 2003), based on a survey carried out among the Organization’s staff. The career opportunities and the benefits offered by the Organization, providing women with equal opportunity for promotion, were among the criteria which assured Bradesco’s presence in this prestigious publication. This recognition confirms, yet again, the motivation of our employees with their workplace and the possibilities for personal and professional development offered by the Organization.

R$ 49.943	million invested in Training Programs with 414,314 participations.

R$ 378.349	million spent on the Meals Program, with 92 thousand light meals served and 72,711 thousand meal vouchers supplied daily.

3.397	million medical and hospital consultations during the year.

725,386	dental consultations.

The achievements and results accomplished to date are witness to the Organization’s leadership of Brazil’s diverse financial market segments. More than mere milestones, they create a healthy stimulus for going beyond expectations and motivate increasingly consistent progress. They highlight Bradesco’s unyielding optimism and willingness to permanently contribute to the construction of a genuinely modern and prosperous Nation.

Cidade de Deus, January 30, 2004

Board of Directors and
Board of Executive Officers

Consolidated Balance Sheet at December 31 - In thousands of reais

	BRADESCO		CONSOLIDATED BRADESCO

ASSETS	2003	2002	2003	2002

CURRENT ASSETS	99,765,662	73,985,725	138,679,558	110,241,272
FUNDS AVAILABLE (Note 8)	2,191,480	1,780,121	2,448,426	2,785,707
INTERBANK INVESTMENTS (Notes 3b and 9)	37,345,577	27,597,746	31,374,994	18,834,319
Open market investments	27,894,620	17,885,554	26,753,660	16,584,468
Interbank deposits	9,450,957	9,717,242	4,621,334	2,255,113
Provision for losses	-	(5,050)	-	(5,262)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	9,971,314	2,073,433	43,537,442	30,475,626
Own portfolio	3,800,342	1,047,631	36,052,706	25,742,640
Subject to repurchase agreements	1,823,897	265,642	2,492,111	441,917
Restricted deposits - Brazilian Central Bank	2,545,405	207,071	3,017,797	2,668,334
Privatization currencies	23,946	-	88,058	57,697
Subject to collateral provided	1,416,235	508,581	1,690,757	1,464,233
Derivative financial instruments (Notes 3d and 33c)	361,489	44,508	196,013	100,805
INTERBANK ACCOUNTS (Note 11)	12,743,720	11,248,196	13,670,080	12,643,337
Unsettled payments and receipts	12,182	11,997	20,237	16,902
Restricted deposits:
- Brazilian Central Bank	12,716,803	11,221,714	13,580,425	12,519,635
- National Treasury - Rural funding	578	578	578	578
- National Housing System - SFH	13,319	13,815	49,114	74,082
Correspondent banks	838	92	19,726	32,140
INTERDEPARTMENTAL ACCOUNTS	495,279	177,039	514,779	191,739
Internal transfer of funds	495,279	177,039	514,779	191,739
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	21,608,969	18,663,274	27,948,952	27,775,737
Credit operations:
- Public sector	5,802	7,940	21,213	26,843
- Private sector	23,786,049	20,536,268	30,579,732	30,241,717
Allowance for loan losses (Notes 3e, 12f and 12g)	(2,182,882)	(1,880,934)	(2,651,993)	(2,492,823)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	-	-	749,970	904,708
Leasing receivables:
- Public sector	-	-	-	45
- Private sector	-	-	1,650,450	1,942,079
Unearned lease income	-	-	(832,633)	(945,407)
Allowance for leasing losses (Notes 3e, 12f and 12g)	-	-	(67,847)	(92,009)
OTHER RECEIVABLES	15,294,760	12,246,268	17,711,364	15,883,491
Receivables on guarantees honored (Note 12a-2)	589	1,529	624	1,577
Foreign exchange portfolio (Note 13a)	10,916,404	8,982,641	11,102,537	10,026,298
Income receivable	895,025	491,112	329,984	249,849
Negotiation and intermediation of securities	350,463	92,053	602,020	175,055
Insurance premiums receivable (Note 4a)	-	-	889,276	718,909
Sundry (Notes 4a and 13b)	3,224,517	2,759,730	4,898,310	4,830,215
Allowance for loan losses (Notes 3e, 12f and 12g)	(92,238)	(80,797)	(111,387)	(118,412)
OTHER ASSETS (Note 14)	114,563	199,648	723,551	746,608
Other assets	188,251	290,812	555,391	610,052
Allowance for losses	(103,711)	(152,838)	(244,146)	(209,362)
Prepaid expenses (Notes 4a and 14b)	30,023	61,674	412,306	345,918
LONG-TERM RECEIVABLES	21,204,714	15,400,314	32,461,790	27,060,439
INTERBANK INVESTMENTS (Notes 3b and 9)	603,457	302,546	349,009	2,638,437
Open market investments	-	-	-	2,527,184
Interbank deposits	603,457	306,103	349,009	115,232
Provision for losses	-	(3,557)	-	(3,979)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	7,500,329	4,874,111	10,267,338	6,527,828
Own portfolio	1,933,286	534,002	6,886,337	4,074,393
Subject to repurchase agreements	5,307,714	1,114,730	3,190,741	1,055,466
Restricted deposits - Brazilian Central Bank	91,837	2,470,045	91,837	868,325
Privatization currencies	-	19,674	-	19,674
Subject to collateral provided	-	612,897	62,125	371,936
Derivative financial instruments (Notes 3d and 33c)	167,492	122,763	36,298	138,034
INTERBANK ACCOUNTS (Note 11)	142,534	141,892	342,757	300,095
Restricted deposits:
- National Housing System - SFH	142,534	141,892	342,757	300,095
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	9,812,720	7,730,930	14,213,766	11,929,542
Credit operations:
- Public sector	51,263	70,070	165,051	227,779
- Private sector	10,625,483	8,334,005	15,189,238	12,600,976
Allowance for loan losses (Notes 3e, 12f and 12g)	(864,026)	(673,145)	(1,140,523)	(899,213)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	-	-	556,463	526,458
Leasing receivables:
- Private sector	-	-	1,209,083	1,199,645
Unearned lease income	-	-	(605,901)	(614,871)
Allowance for leasing losses (Notes 3e, 12f and 12g)	-	-	(46,719)	(58,316)

Consolidated Balance Sheet at September 30 - In thousands of reais

	BRADESCO		CONSOLIDATED BRADESCO

ASSETS	2003	2002	2003	2002

OTHER RECEIVABLES	2,886,275	2,085,228	6,387,401	4,806,563
Income receivable	-	-	1,080	-
Negotiation and intermediation of securities	-	-	523	130
Insurance premiums receivable (Note 4a)	-	-	82	-
Sundry (Notes 4a and 13b)	2,893,737	2,087,784	6,426,547	4,810,751
Allowance for losses (Notes 3e, 12f and 12g)	(7,462)	(2,556)	(40,831)	(4,318)
OTHER ASSETS (Note 14)	259,399	265,607	345,056	331,516
Other assets	-	-	31,603	69,463
Allowance for losses	-	-	(13,039)	(34,591)
Prepaid expenses (Notes 4a and 14b)	259,399	265,607	326,492	296,644
PERMANENT ASSETS	19,917,934	14,839,294	4,956,342	5,483,319
INVESTMENTS (Notes 3h, 15 and 33b)	18,266,277	13,476,598	862,323	512,720
Investments in associated companies
- Local	17,659,304	13,274,497	369,935	395,006
- Foreign	656,768	232,780	-	-
Other investments	57,994	54,910	857,985	439,342
Allowance for losses	(107,789)	(85,589)	(365,597)	(321,628)
PROPERTY AND EQUIPMENT IN USE (Notes 3i and 16)	1,222,393	1,063,942	2,291,994	2,523,949
Buildings in use	426,490	507,678	1,398,735	1,748,409
Other fixed assets	2,546,769	2,187,495	3,480,636	3,459,950
Accumulated depreciation	(1,750,866)	(1,631,231)	(2,587,377)	(2,684,410)
LEASED ASSETS (Note 16)	-	-	34,362	34,323
Leased assets	-	-	63,812	51,198
Accumulated depreciation	-	-	(29,450)	(16,875)
DEFERRED CHARGES (Notes 2, 3j and 17)	429,264	298,754	1,767,663	2,412,327
Organization and expansion costs	924,572	670,785	1,124,058	1,037,559
Accumulated amortization	(495,308)	(372,031)	(572,620)	(568,525)
Goodwill on acquisition of subsidiaries, net of amortization (Notes 3j and 17a)	-	-	1,216,225	1,943,293
T O T A L	140,888,310	104,225,333	176,097,690	142,785,030

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet at December 31 - In thousands of reais

	BRADESCO		CONSOLIDATED BRADESCO

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES	99,557,495	73,380,042	107,069,085	87,007,015
DEPOSITS (Notes 3k and 18a)	43,699,653	37,990,627	45,129,749	43,126,371
Demand deposits	11,974,072	11,649,433	12,909,168	13,369,917
Savings deposits	21,370,959	19,402,609	22,140,171	20,730,683
Interbank deposits	2,070,056	567,735	31,400	23,350
Time deposits (Note 33b)	8,284,566	6,370,850	10,049,010	9,002,421
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	32,557,847	14,764,377	31,096,780	15,119,794
Own portfolio	4,807,391	846,580	4,965,528	914,570
Third-party portfolio	18,355,121	12,340,130	17,558,740	12,188,054
Unrestricted portfolio	9,395,335	1,577,667	8,572,512	2,017,170
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 18b and 33b)	3,932,903	2,184,975	4,191,807	2,403,411
Exchange acceptances	-	-	-	1,214
Mortgage notes	858,180	213,564	971,682	376,075
Debentures	-	-	7,291	90,856
Securities issued abroad	3,074,723	1,971,411	3,212,834	1,935,266
INTERBANK ACCOUNTS	543,826	583,008	529,332	606,696
Interbank onlendings	174,296	35,686	159,098	35,686
Correspondent banks	369,530	547,322	370,234	571,010
INTERDEPARTMENTAL ACCOUNTS	1,709,525	1,185,206	1,782,068	1,337,729
Third-party funds in transit	1,709,525	1,185,206	1,782,068	1,337,729
BORROWINGS (Notes 19a and 33b)	6,392,589	6,484,365	6,446,261	7,830,579
Local borrowings - official institutions	-	-	2,070	3,368
Local borrowings - other institutions	-	-	4,010	71,896
Foreign currency borrowings	6,392,589	6,484,365	6,440,181	7,755,315
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	1,584,239	1,870,158	2,287,261	2,470,376
National treasury	51,398	-	51,398	-
National Bank for Economic and Social Development (BNDES)	781,621	1,279,875	855,524	1,362,514
Federal Savings Bank (CEF)	1,443	1,639	55,240	31,283
Government Agency for Machinery and Equipment Financing (FINAME)	748,890	587,083	1,324,212	1,075,018
Other institutions	887	1,561	887	1,561
FOREIGN ONLENDINGS (Notes 19b and 33b)	14,053	38,821	14,406	39,476
Foreign onlendings	14,053	38,821	14,406	39,476
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	20,335	64,551	30,715	281,606
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4a and 23)	-	-	3,539,846	2,362,861
OTHER LIABILITIES	9,102,525	8,213,954	12,020,860	11,428,116
Collection of taxes and other contributions	85,526	58,452	130,893	108,388
Foreign exchange portfolio (Note 13a)	5,107,731	4,849,386	5,118,801	5,002,132
Social and statutory payables	832,311	631,178	844,424	666,409
Taxes and social security contributions (Note 4a)	502,799	525,920	1,596,338	1,593,693
Negotiation and intermediation of securities	353,885	44,521	595,958	109,474
Subordinated debt (Note 21 and 33b)	33,527	12,081	60,935	41,892
Sundry (Note 22)	2,186,746	2,092,416	3,673,511	3,906,128
LONG-TERM LIABILITIES	27,776,315	19,992,837	55,337,222	44,645,379
DEPOSITS (Notes 3k and 18a)	13,090,389	10,955,676	12,894,136	13,236,792
Interbank deposits	2,142,315	1,535,152	-	498
Time deposits (Note 33b)	10,948,074	9,420,524	12,894,136	13,236,294
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	1,693,406	1,376	1,695,945	893,171
Own portfolio	1,693,406	1,376	1,695,945	1,376
Unrestricted portfolio	-	-	-	891,795
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 18b and 33b)	2,527,162	460,364	2,655,089	733,431
Mortgage notes	57,420	743	59,174	8,652
Debentures	-	-	-	9,513
Securities issued abroad	2,469,742	459,621	2,595,915	715,266
BORROWINGS (Notes 19a and 33b)	771,923	1,402,597	777,095	1,560,051
Local borrowings - Other institutions	-	-	-	144,916
Foreign currency borrowings	771,923	1,402,597	777,095	1,415,135
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	3,985,604	3,174,091	5,267,005	4,529,670
National Treasury	-	62,187	-	62,187
BNDES	2,445,941	1,936,296	2,547,938	2,074,805
CEF	-	-	404,313	422,520
FINAME	1,539,663	1,175,608	2,314,754	1,970,158
FOREIGN ONLENDINGS (Notes 19b and 33b)	2,755	8,189	2,755	8,201
Foreign onlendings	2,755	8,189	2,755	8,201
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	20,474	129,388	21,654	295,091
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4a and 23)	-	-	22,869,106	16,792,618
OTHER LIABILITIES	5,684,602	3,861,156	9,154,437	6,596,354
Social and statutory payables	-	-	7,461	-
Taxes and social security contributions (Note 4a)	850,006	1,016,304	3,185,120	2,782,338
Subordinated debt (Notes 21 and 33b)	4,333,875	2,679,705	4,933,875	3,279,705
Sundry (Note 22)	500,721	165,147	1,027,981	534,311
DEFERRED INCOME	7,620	6,725	31,774	15,843
Deferred income	7,620	6,725	31,774	15,843
MINORITY INTEREST IN SUBSIDIARY COMPANIES (Note 24)	-	-	112,729	271,064
STOCKHOLDERS' EQUITY (Note 25)	13,546,880	10,845,729	13,546,880	10,845,729
Capital:
- Local residents	6,343,955	4,960,425	6,343,955	4,960,425
- Foreign residents	656,045	239,575	656,045	239,575
Capital reserves	8,665	7,435	8,665	7,435
Revenue reserves	6,066,640	5,715,317	6,066,640	5,715,317
Mark-to-market adjustment - securities and derivatives	478,917	9,152	478,917	9,152
Treasury stock	(7,342)	(86,175)	(7,342)	(86,175)

STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	-	-	13,659,609	11,116,793
T O T A L	140,888,310	104,225,333	176,097,690	142,785,030

The accompanying notes are an integral part of these financial statements.

Banco Bradesco S.A.

Consolidated Statement of Income - In thousands of reais

	BRADESCO			CONSOLIDATED BRADESCO

	Six-month Period Ended December 31,	Years Ended December 31,

	2003	2003	2002	2003	2002

INCOME FROM LENDING AND TRADING ACTIVITIES	9,935,089	18,337,397	19,820,734	27,529,706	31,913,379

Credit operations (Note 12i)	4,743,392	8,826,955	10,369,311	12,294,528	15,726,929
Leasing operations (Note 12i)	-	-	-	307,775	408,563
Security transactions (Notes 4a and 10f)	3,826,326	7,416,257	6,739,378	7,328,805	9,527,663
Financial income on insurance, private pension plans and savings bonds (Notes 4a and 10f)	-	-	-	5,359,939	3,271,913
Derivative financial instruments (Note 33c V)	291,732	46,016	(1,625,585)	55,192	(2,073,247)
Foreign exchange transactions (Note 13a)	484,334	811,747	3,856,721	797,702	4,456,594
Compulsory deposits (Note 11b)	589,305	1,236,422	480,909	1,385,765	594,964

EXPENSES	7,639,298	13,977,123	16,168,975	17,201,888	23,259,783
Interest and charges on:
Deposits (Notes 18c)	5,788,314	10,673,277	7,764,430	10,535,497	10,993,327
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds (Notes 4a and 18c)	-	-	-	3,120,342	2,241,283
Borrowings and onlendings (Note 19c)	819,677	1,041,228	6,115,713	1,083,379	7,194,161
Leasing operations (Note 12i)	-	-	-	12,981	12,486
Provision for loan losses (Notes 3e, 12f and 12g)	1,031,307	2,262,618	2,288,832	2,449,689	2,818,526

INCOME FROM FINANCIAL INTERMEDIATION	2,295,791	4,360,274	3,651,759	10,327,818	8,653,596

OTHER OPERATING INCOME (EXPENSES)	(1,625,518)	(2,703,518)	(1,928,798)	(6,774,710)	(6,343,850)

Commissions and fees (Note 26)	1,710,631	3,177,995	2,699,318	4,556,861	3,711,736
Retained insurance premiums, private pension plans and savings bonds (Notes 3g and 23c)	-	-	-	12,494,843	10,134,873
Change in technical reserves for insurance, private pension plans and savings bonds (Notes 3g and 4a)	-	-	-	(3,810,999)	(2,784,647)
Claims - insurance operations (Note 3g)	-	-	-	(4,320,516)	(3,614,963)
Savings bond redemptions (Note 3g)	-	-	-	(958,718)	(720,932)
Insurance and pension plan selling expenses (Note 3g)	-	-	-	(762,010)	(667,527)
Expenses with pension plan benefits and redemptions (Note 3g)	-	-	-	(2,791,429)	(1,688,639)
Personnel expenses (Note 27)	(2,071,498)	(3,622,225)	(2,899,718)	(4,779,491)	(4,075,613)
Other administrative expenses (Note 28)	(1,830,724)	(3,343,773)	(2,716,879)	(4,814,264)	(4,028,377)
Tax expenses	(284,101)	(552,905)	(441,282)	(1,054,397)	(847,739)
Equity in the earnings of associated companies (Note 15c)	1,303,309	1,984,408	2,107,463	5,227	64,619
Other operating income (Note 29)	252,333	754,218	423,408	2,119,368	1,320,986
Other operating expenses (Note 30)	(705,468)	(1,101,236)	(1,101,108)	(2,659,185)	(3,147,627)

OPERATING INCOME	670,273	1,656,756	1,722,961	3,553,108	2,309,746

NON-OPERATING INCOME (EXPENSES), NET (Note 31)	200,464	174,187	34,870	(841,076)	186,342

INCOME BEFORE TAXES AND PROFIT SHARING	870,737	1,830,943	1,757,831	2,712,032	2,496,088

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Notes 35a and 35b)	408,291	475,396	264,757	(396,648)	(460,263)

MINORITY INTEREST IN SUBSIDIARIES	-	-	-	(9,045)	(13,237)

NET INCOME	1,279,028	2,306,339	2,022,588	2,306,339	2,022,588

INTEREST ATTRIBUTED TO OWN CAPITAL (Note 25c)	(713,692)	(1,347,018)	(946,983)
Number of outstanding shares (Notes 25a and 25b)	1,585,304,623,300	1,585,304,623,300	1,427,880,301,837
Net income per thousand shares - In reais	0.81	1.45	1.42

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity - In thousands of reais									(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)
Events	Paid-up Capital	Capital Reserves		Revenue Reserves					Mark-to-market Adjustment - Securities and Derivatives		Treasury Stock	Retained Earnings	Total
	Capital	Income Tax Incentives	Other	Legal	Statutory	Statutory for Capital Increase	Statutory for Payment of Dividends	Statutory for Investments	Own	Associated and Subsidiary Companies
At June 30, 2003	7,000,000	844	7,046	850,678	4,669,619	-	-	-	74,172	(80,255)	-	-	12,522,104
Adjustment of exchange membership certificates	-	-	775	-	-	-	-	-	-	-	-	-	775
Treasury stock	-	-	-	-	-	-	-	-	-	-	(7,342)	-	(7,342)
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	-	-	(117,191)	602,191	-	(18,993)	466,007
Net income	-	-	-	-	-	-	-	-	-	-	-	1,279,028	1,279,028
Appropriation of net income:
- Reserves	-	-	-	63,951	482,392	-	-	-	-	-	-	(546,343)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	-	-	(713,692)	(713,692)

At December 31, 2003	7,000,000	844	7,821	914,629	5,152,011	-	-	-	(43,019)	521,936	(7,342)	-	13,546,880

At December 31, 2001	5,200,000	-	7,435	692,577	-	3,080,177	432,663	408,693	-	-	(53,599)	-	9,767,946
Prior-year adjustments - Trading securities	-	-	-	-	-	-	-	-	-	-	-	21,146	21,146
Prior-year adjustments - Securities available for sale - Gain	-	-	-	-	-	-	-	-	125,571	71,532	-	-	197,103
Prior-year adjustments - Securities available for sale - Loss	-	-	-	-	-	-	-	-	(5,606)	(85,358)	-	90,964	-
Transfer of prior-year adjustments to reserves	-	-	-	5,606	106,504	-	-	-	-	-	-	(112,110)	-
Transfer of reserves	-	-	-	-	3,921,533	(3,080,177)	(432,663)	(408,693)	-	-	-	-	-
Treasury stock	-	-	-	-	-	-	-	-	-	-	(119,084)	-	(119,084)
Cancellation of treasury stock	-	-	-	-	(86,508)	-	-	-	-	-	86,508	-	-
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	-	-	(19,094)	(77,893)	-	-	(96,987)
Net income	-	-	-	-	-	-	-	-	-	-	-	2,022,588	2,022,588
Appropriation of net income:
- Reserves	-	-	-	101,129	974,476	-	-	-	-	-	-	(1,075,605)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	-	-	(946,983)	(946,983)

At December 31, 2002	5,200,000	-	7,435	799,312	4,916,005	-	-	-	100,871	(91,719)	(86,175)	-	10,845,729

Capital increase through subscription	501,000	-	-	-	-	-	-	-	-	-	-	-	501,000
Capital increase through incorporation of shares	788,735	-	-	-	-	-	-	-	-	-	-	-	788,735
Capital increase with reserves	510,265	-	(7,435)	-	(502,830)	-	-	-	-	-	-	-	-
Share premium	-	-	7,046	-	-	-	-	-	-	-	-	-	7,046
Cancellation of treasury stock	-	-	-	-	(86,175)	-	-	-	-	-	86,175	-	-
Treasury stock	-	-	-	-	-	-	-	-	-	-	(7,342)	-	(7,342)
Fiscal incentives	-	844	-	-	-	-	-	-	-	-	-	-	844
Adjustment of exchange membership certificates	-	-	775	-	-	-	-	-	-	-	-	-	775
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	-	-	(143,890)	613,655	-	(18,993)	450,772
Net income	-	-	-	-	-	-	-	-	-	-	-	2,306,339	2,306,339
Appropriation of net income:
- Reserves	-	-	-	115,317	825,011	-	-	-	-	-	-	(940,328)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	-	-	(1,347,018)	(1,347,018)

At December 31, 2003	7,000,000	844	7,821	914,629	5,152,011	-	-	-	(43,019)	521,936	(7,342)	-	13,546,880

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil).

Consolidated Statement of Changes in Financial Position - In thousand of reais

	BRADESCO			CONSOLIDATED BRADESCO

	Six-month Period Ended December 31	Years Ended December 31

	2003	2003	2002	2003	2002

FINANCIAL RESOURCES WERE PROVIDED BY :	29,730,963	42,326,848	33,051,586	39,145,633	41,104,454
NET INCOME	1,279,028	2,306,339	2,022,588	2,306,339	2,022,588
ADJUSTMENTS TO NET INCOME	(972,238)	(1,739,452)	(1,402,215)	1,678,886	622,015
Depreciation and amortization	185,868	359,223	262,285	623,113	480,424
Amortization of goodwill	136,990	194,946	120,019	1,035,080	237,558
Change in provision for investments	32,079	22,200	(202,948)	28,714	5,208
Equity in the earnings of associated companies	(1,303,309)	(1,984,408)	(2,107,463)	(5,227)	(64,619)
Other	(23,866)	(331,413)	525,892	(2,794)	(36,556)
Change in Deferred Income	4,206	895	631	15,931	6,823
Change in Minority Interest	-	-	-	(158,335)	131,833
STOCKHOLDERS	775	1,297,556	-	1,297,556	-
Capital increase through subscription	-	501,000	-	501,000	-
Capital increase through incorporation of shares	-	788,735	-	788,735	-
Capital Reserves	-	7,046	-	7,046	-
Share premium	775	775	-	775	-
FISCAL INCENTIVE INVESTMENTS	-	844	-	844	-
THIRD PARTIES:
- Increase in liabilities	21,687,441	34,658,545	20,712,202	32,966,215	33,099,946
Deposits	2,976,077	7,843,739	11,413,523	1,660,722	15,279,184
Deposits received under security repurchase agreements	14,918,952	19,485,500	1,316,288	16,779,760	1,955,638
Funds from acceptance and issuance of securities	1,650,635	3,814,726	-	3,710,054	-
Interbank accounts	-	-	391,749	-	414,669
Interdepartmental accounts	548,254	524,319	484,313	444,339	575,224
Borrowings and onlendings	1,593,523	-	1,526,136	-	2,404,283
Derivative financial instruments	-	-	125,828	-	465,097
Technical reserves for insurance, private pension plans and savings bonds	-	-	-	7,253,473	5,302,053
Other liabilities	-	2,990,261	5,454,365	3,117,867	6,703,798
- Decrease in assets	2,558,246	35,863	10,212,553	139,512	4,114,041
Securities and derivative financial instruments	-	-	8,759,197	-	3,902,342
Interbank accounts	2,311,232	-	-	-	-
Credit operations	-	-	1,453,356	-	-
Leasing operations	-	-	-	124,733	136,761
Insurance premiums receivable	-	-	-	-	74,938
Other receivables	213,296	-	-	-	-
Other assets	33,718	35,863	-	14,779	-
- Sale (write-off) of assets and investments	4,736,558	5,058,117	584,422	842,254	1,081,239
Non-operating assets	81,238	138,375	113,487	191,321	156,175
Property and equipment in use and leased assets	93,642	100,608	272,315	534,297	478,955
Investments	4,560,476	4,813,238	198,351	63,262	433,874
Sale (write-off) of deferred charges	1,202	5,896	269	53,374	12,235
- Interest attributed to own capital and dividends received from associated companies	436,947	708,141	921,405	56,431	25,969
TOTAL FUNDS PROVIDED	29,075,958	41,915,489	33,722,410	39,482,914	41,404,534
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED	713,692	1,347,018	946,983	1,347,018	946,983
ACQUISITION OF OWN SHARES	7,342	7,342	119,084	7,342	119,084
INVESTMENTS IN:	5,155,485	8,653,002	2,278,069	1,064,303	1,680,891
Non-operating assets	43,257	82,570	103,323	130,055	209,344
Property and equipment in use and leased assets	323,532	510,840	408,594	840,130	1,130,999
Investments	4,788,696	8,059,592	1,766,152	94,118	340,548
DEFERRED CHARGES	54,621	245,744	110,308	593,139	1,514,370
INCREASE IN ASSETS	20,738,429	31,243,013	29,031,069	34,225,850	35,478,638
Interbank investments	7,962,230	10,048,742	19,038,369	10,251,247	17,605,437
Securities and derivative financial instruments	8,645,431	10,502,841	-	16,716,007	-
Interbank accounts	-	1,496,166	6,617,018	1,069,405	7,801,492
Interdepartmental accounts	300,541	318,240	8,055	323,040	15,666
Credit operations	3,830,227	5,027,485	-	2,457,439	4,573,920
Other receivables	-	3,849,539	3,283,203	3,238,263	5,269,671
Insurance premiums receivable	-	-	-	170,449	-
Other assets	-	-	84,424	-	212,452
DECREASE IN LIABILITIES	2,406,389	419,370	1,236,897	2,245,262	1,664,568
Funds from acceptance and issuance of securities	-	-	1,236,897	-	1,664,568
Interbank accounts	1,797,126	39,182	-	77,364	-
Borrowings and onlendings	-	227,058	-	1,643,570	-
Derivative financial instruments	204,543	153,130	-	524,328	-
Other liabilities	404,720	-	-	-	-
INCREASE/(DECREASE) IN FUNDS AVAILABLE	655,005	411,359	(670,824)	(337,281)	(300,080)

CHANGES IN	At the beginning of the period	1,536,475	1,780,121	2,450,945	2,785,707	3,085,787
FINANCIAL	At the end of the period	2,191,480	2,191,480	1,780,121	2,448,426	2,785,707
POSITION	Increase/(Decrease) in funds available	655,005	411,359	(670,824)	(337,281)	(300,080)

The accompanying notes are an integral part of these financial statements.

(A free translation of the original notes in Portuguese to the financial statements prepared in conformity with accounting practices adopted in Brazil)

BANCO BRADESCO S.A. Notes to the Financial Statements

Index

We present below the notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

  OPERATIONS
  PRESENTATION OF THE FINANCIAL STATEMENTS
  SIGNIFICANT ACCOUNTING POLICIES
  INFORMATION FOR COMPARISON PURPOSES
  ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT
  BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE
  BALANCE SHEET BY MATURITY
  FUNDS AVAILABLE
  INTERBANK INVESTMENTS
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
  INTERBANK ACCOUNTS - RESTRICTED DEPOSITS
  CREDIT OPERATIONS
  OTHER RECEIVABLES
  OTHER ASSETS
  INVESTMENTS
  PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS
  DEFERRED CHARGES
  DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES
  BORROWINGS AND ONLENDINGS
  CONTINGENT LIABILITIES
  SUBORDINATED DEBT
  OTHER LIABILITIES - SUNDRY
  INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS
  MINORITY INTEREST IN SUBSIDIARIES
  STOCKHOLDERS' EQUITY (PARENT COMPANY)
  COMMISSIONS AND FEES
  PERSONNEL EXPENSES
  ADMINISTRATIVE EXPENSES
  OTHER OPERATING INCOME
  OTHER OPERATING EXPENSES
  NON-OPERATING INCOME
  TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)
  FINANCIAL INSTRUMENTS
  EMPLOYEE BENEFITS
  INCOME TAX AND SOCIAL CONTRIBUTION
  OTHER INFORMATION

1) OPERATIONS

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a multiple bank, carries out all types of authorized banking activities including foreign exchange transactions through its commercial, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in leasing, consortium management, insurance, savings bond and private pension plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

Accordingly, Banco Bradesco S.A. carried out the following transactions in 2003:

  In March, conclusion of the process to acquire the Administration and Management activities of the Securities and Investment Fund Portfolios of JPMorgan Fleming Asset Management.
  Acquisition through an exchange of shares of the remaining minority interest in Banco Mercantil de São Paulo S.A., approved by the Extraordinary General Meeting on March 31.
  On June 9, acquisition of 49% of the voting capital and 99.99% of the non-voting capital of Banco Bilbao Vizcaya Argentaria Brasil S.A. (now Banco Alvorada S.A.) and subsequent acquisition of remaining shares by Bradesco.
  Acquisition on November 6, through its subsidiary Banco Finasa S.A., of the total capital of Banco Zogbi S.A. and its subsidiaries, the financial statements of which were not consolidated since the acquisition process is still pending approval by the corresponding authorities.
  On December 17, approval by the Extraordinary General Meeting of a 1-for-10,000 reverse stock split, ratified by the Brazilian Central Bank (BACEN) on January 6, 2004 and stockholders, at their own discretion, will be able to adjust their stock positions by type and in multiples of 10,000 through March 19, 2004, at the stock exchanges.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. and its foreign branches (BRADESCO) are presented in conjunction with the consolidated financial statements of Banco Bradesco S.A., which include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments (CONSOLIDATED BRADESCO).

The financial statements of Banco Bradesco S.A. and the consolidated financial statements were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendency of Private Insurance (SUSEP), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, which requires the reclassification of leasing operations to the current-asset and long-term-receivable accounts.

Accordingly, upon consolidation, intercompany investments, account balances, revenue, expenses and unrealized income were eliminated from the financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components, are included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries is presented in deferred assets and minority interests in net income and stockholders' equity are separately disclosed. Exchange variation arising from permanent investments in subsidiaries and foreign branches was allocated to the statement of income accounts in accordance with the corresponding assets and liabilities from which it originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We present below the main direct and indirect subsidiaries, including their foreign branches and subsidiaries and jointly controlled investments:

	Activity Area	% Ownership

		2003	2002

Financial area - Local
Banco Alvorada S.A. (1)	Banking	100.00%	-
Banco Baneb S.A. (2)	Banking	99.94%	99.97%
Banco BCN S.A.	Banking	100.00%	100.00%
Banco BEA S.A. (3)	Banking	-	88.68%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A.	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (4) (5)	Investment Banking	97.40%	81.99%
Banco Finasa S.A.	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (4)	Banking	100.00%	84.19%
Bradesco BCN Leasing S.A. Arrendamento Mercantil (6) (7)	Leasing	99.97%	99.94%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (8)	Leasing	-	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM - Bradesco Asset Management Ltda.	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento - VISANET (9) (10) (11) (12) (22)	Services	39.71%	38.97%
Finasa Leasing Arrendamento Mercantil S.A. (13)	Leasing	-	84.18%

Financial area – Foreign
Alvorada Nassau (1)	Banking	100.00%	-
Banco Bradesco Argentina S.A. (10) (11)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (14)	Banking	100.00%	99.99%
Banco Mercantil de São Paulo International S.A. (10) (14)	Banking	-	84.19%
BCN Grand Cayman	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Boavista Nassau	Banking	100.00%	100.00%
Bradesco Grand Cayman (21)	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (4)	Banking	100.00%	84.19%

Insurance, pension plan and savings bond area
ABS - Empreendimentos Imobiliários, Participações e Serviços S.A. (18)	Real Estate	-	99.09%
Atlântica Capitalização S.A.	Savings Bonds	99.70%	99.66%
Áurea Seguros S.A. (9) (10) (11)	Insurance	27.42%	27.41%
Bradesco Argentina de Seguros S.A.	Insurance	99.47%	99.43%
Bradesco Capitalização S.A. (15)	Savings Bonds	99.33%	99.65%
Bradesco Saúde S.A.	Insurance	99.70%	99.66%
Bradesco Seguros S.A.	Insurance	99.70%	99.66%
Bradesco Vida e Previdência S.A.	Pension Plans/Insurance	99.69%	99.65%
Finasa Seguradora S.A. (16)	Insurance	99.46%	99.22%
Indiana Seguros S.A. (23)	Insurance	39.88%	39.86%
Seguradora Brasileira de Crédito à Exportação S.A. (9) (10) (11)	Insurance	12.05%	12.05%
União Novo Hamburgo Seguros S.A. (17)	Insurance	91.41%	91.19%

Other activities
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (9) (10) (11) (12)	Credit Acquisition	12.50%	10.00%
CPM Holdings Limited (9) (10) (11)	Holding Company	49.00%	49.00%
Latasa S.A. (10) (19)	Metal Products	-	39.12%
Pevê Prédios S.A. (20)	Real Estate	-	76.40%
Scopus Tecnologia S.A. (10)	Information Technology	99.99%	99.99%
Serasa S.A. (9) (10) (11) (12)	Services	26.31%	20.57%
Smart Club do Brasil Ltda. (9)	Services	36.36%	36.36%
União de Comércio e Participações Ltda.	Holding Company	99.99%	99.99%

(1) New names of Ban co Bilbao Vizcaya Argentaria Brasil S.A. – BBV Banco and the BBV Banco branch in Nassau acquired in June 2003.
(2) Percentage ownership decreased following the merger of Banco BEA S.A. in April 2003.
(3) Became a subsidiary of Banco Baneb S.A. in March 2003 and was merged in April 2003.
(4) Percentage ownership increased through acquisition and incorporation of the minority stockholders' shares of Banco Mercantil de São Paulo S.A.
(5) Became a direct subsidiary of Banco Bradesco in May 2003.
(6) Percentage ownership increased as a result of the merger of Bradesco Leasing into BCN Leasing in February 2003 and of Finasa Leasing in April 2003. (7) Previously named BCN Leasing Arrendamento Mercantil S.A.
(8) Merged into BCN Leasing in February 2003.
(9) Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247.
(10) Companies audited by other independent auditors in 2002.
(11) Companies audited by other independent auditors in 2003.
(12) Percentage ownership increased through acquisition of BBV Banco in June 2003.
(13) Merged into BCN Leasing in April 2003.
(14) In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter's name maintained.
(15) Percentage ownership decreased through the incorporation of ABS-Empreendimentos Imobiliários, Participações e Serviços S.A. in December 2003.
(16) Became a direct subsidiary of Bradesco Seguros in April 2003.
(17) Percentage ownership increased through acquisition of shares.
(18) Merged into Bradesco Capitalização S.A. in December 2003.
(19) Sold in October 2003.
(20) Merged into Banco Mercantil in January 2003.
(21) The joint venture partnership called International Diversified Payment Rights Company, operating in the securitization of the future flow of payment orders received from abroad is being consolidated (Note 18b).
(22) The joint venture partnership called Brazilian Merchant Voucher Receivables Limited operating in the securitization of the future flow of credit card bill receivables from foreign cardholders abroad is being consolidated (Note 18b).
(23) A subsidiary since percentage ownership totals 51% of voting capital.

3) SIGNIFICANT ACCOUNTING POLICIES

a)  Determination of net income

Income and expenses are recorded on the accrual basis and are prorated daily when of a financial nature. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date. Income and expenses of a financial nature are calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bond plan contributions are effectively received. The payment of prizes on winning bonds is recorded as an expense in the month in which the draw takes places.

The private pension plan contributions are recorded in income at the time they are effectively received.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c) Securities

Pursuant to BACEN Circular 3068/2001, as from June 30, 2002, securities are classified and recorded as presented below:

  Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period.
  Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects.
  Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

Up to June 2002, securities were valued at cost of acquisition, plus accrued earnings and less of the provision for adjustment to probable realizable value.

d) Derivative financial instruments (assets and liabilities)

Pursuant to BACEN Circular 3082/2002 and complementary regulations, the derivative financial instruments are classified based on management's intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly co-related in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

  Market risk hedge - the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period.
  Cash flow hedge - hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders' equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations, advances on foreign exchange contracts, other receivables and allowance for loan and leasing losses

The credit and leasing operations, advances on foreign exchange contracts and other receivables are classified in compliance with: (i) the parameters established by CMN Resolution 2682/1999 at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management's risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. The length of the delay in payment defined in CMN Resolution 2682/1999 is also taken into account for customer risk classification purposes as follows:

Length of Delay	Customer Classification

• No delay	AA
• Up to 14 days	A
• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior classification. Renegotiated operations, already written off against the allowance and which are recorded in memorandum accounts, are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and is based upon current economic conditions, past loan loss experience, specific and general portfolio risks and on BACEN requirements and instructions.

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities - taxes and social security contributions”. Only deferred tax assets which have already acquired, or are about to acquire, tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bond activities

Provision for unearned premiums

These are recorded at the amount of that portion of the insurance premiums issued retained, corresponding to the unexpired risk periods of the insurance contracts, in accordance with the criteria determined by SUSEP standards.

Benefits to be granted and benefits granted

Mathematical provisions comprise the amount of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions comprise the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the provision for benefits granted comprises participants who are currently receiving benefits.

Savings Bonds - mathematical provisions

These are recorded in conformity with the technical notes approved by SUSEP, based on a variable percentage applicable to the amounts effectively received.

Unsettled claims and IBNR

The provision for payment of unsettled claims is recorded based on estimated probable payments, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiaries, associated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the year.

The exchange membership certificates of Stock Exchanges, the Center for the Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at net book value and fiscal incentives and other investments were recorded at cost, plus restatements through December 31, 1995, net of the provision for loss, where applicable .

i)  Property and equipment in use

Property and equipment in use is stated at cost plus restatements through December 31, 1995, net of the corresponding accumulated depreciation, calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to 50%; and transport systems - 20%.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization, calculated on the straight-line method and amortized at a rate of 20% to 50% per annum.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges and in investments on an unconsolidated basis.

k) Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Other assets and liabilities

he assets are stated at their realizable amounts, including, where applicable, related income and monetary (on a daily pro rata basis) and exchange variations, less provisions when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary (on a pro rata basis) and exchange variations.

4) INFORMATION FOR COMPARISON PURPOSES

a) Reclassifications

In order to facilitate comparison of the financial statements, certain December 31, 2002 account balances were reclassified in line with the accounting procedures/classification used at December 31, 2003.

	At December 31, 2002 - In thousands of reais

	CONSOLIDATED BRADESCO

BALANCE SHEET	Prior Disclosure	Reclassifications	Reclassified Balance

ASSETS
Current assets and long-term receivables	137,290,008	11,703	137,301,711
Other receivables	20,880,166	(190,112)	20,690,054
Insurance premiums receivable (1)	920,724	(201,815)	718,909
Sundry (2)	9,629,263	11,703	9,640,966
Other assets	876,309	201,815	1,078,124
Prepaid expenses (1)	440,747	201,815	642,562
Total assets	142,773,327	11,703	142,785,030

LIABILITIES
Current and long-term liabilities	113,624,570	18,027,824	131,652,394
Technical reserves for insurance, savings bonds and private pension plans (3)	-	19,155,479	19,155,479
Other liabilities	19,152,125	(1,127,655)	18,024,470
Taxes and social security contributions (2)	4,364,328	11,703	4,376,031
Technical reserves for insurance, private pension plans and savings bonds (3)	1,139,358	(1,139,358)	-
Technical reserves for insurance, savings bonds and private pension plans (3)	18,016,121	(18,016,121)	-
Total liabilities	142,773,327	11,703	142,785,030

	At December 31, 2002 - In thousands of reais

	CONSOLIDATED BRADESCO

STATEMENT OF INCOME	Prior Disclosure	Reclassifications	Reclassified Balance

Income from lending and trading activities	31,913,379	-	31,913,379
Income on security transactions (4)	12,799,576	(3,271,913)	9,527,663
Financial income on insurance, private pension plans and savings bonds (4)	-	3,271,913	3,271,913

Expenses	21,018,500	2,241,283	23,259,783
Price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds (5)	-	2,241,283	2,241,283

Income from financial intermediation	10,894,879	(2,241,283)	8,653,596

Other operating income (expenses)	(8,585,133)	2,241,283	(6,343,850)
Change in technical reserves for insurance, private pension plans and savings bonds (5)	(5,025,930)	2,241,283	(2,784,647)

Net income	2,022,588	-	2,022,588

(1) Transfer of other receivables – insurance premiums receivable, to other assets – prepaid expenses, related to the deferral of insurance brokerage commission.
(2) Reclassification of the deferred income tax liability on excess depreciation of Bradesco Leasing, considered in December 2002, net of the deferred income tax asset.
(3) Classified in compliance with SUSEP's new plan of accounts.
(4) Opening for financial income on insurance, private pension plans and savings bonds.
(5) Transfer of price-level restatement of technical reserves for insurance, private pension plans and savings bonds to expenses for price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds.

b) During the first half of 2003, Bradesco acquired control of BBV Banco (now Banco Alvorada S.A.) and its subsidiaries. On September 19, 2003, Bradesco and BBV entered into an agreement for the transfer of assets and rights and assumption of debt, whereby Bradesco received assets in the amount of R$ 3,274,079 thousand and assumed liabilities in the amount of R$ 4,683,169 thousand. We present below the main balance sheet of the Bank and its subsidiaries at June 30, 2003:

In thousands of reais

BBV Banco and subsidiaries

June 30, 2003

ASSETS
Current assets and long-term receivables	9,875,795
Funds available	64,420
Interbank investments	3,215,674
Securities and derivative financial instruments	1,706,620
Interbank and interdepartmental accounts	410,034
Credit and leasing operations	3,371,270
Other receivables and other assets	1,107,777
Permanent assets	194,356
- Investments	41,842
- Property and equipment in use	149,827
- Deferred charges	2,687
Total	10,070,151
LIABILITIES
Current and long-term liabilities	7,754,018
Demand, time and interbank deposits	2,887,114
Savings deposits	581,557
Deposits received under security repurchase agreements and funds from acceptance and issuance of securities	2,371,948
Interbank and interdepartmental accounts	20,646
Borrowings and onlendings	1,253,927
Derivative financial instruments	13,929
Other liabilities	624,897
Deferred income	2,053
Stockholders' equity	2,314,080
Total	10,070,151

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The consolidated balance sheet and statement of income, by business segment, are presented below at December 31, 2003 in accordance with the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	At December 31, 2003 - In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Amount Eliminated (4)	Total Consolidated

	Local	Foreign	Local	Foreign

ASSETS
Current assets and long-term receivables	124,456,291	20,203,097	31,760,160	43,313	492,642	(5,814,155)	171,141,348
Funds available	2,236,235	165,436	77,469	2,358	26,876	(59,948)	2,448,426
Interbank investments	27,840,647	3,889,390	36,802	-	-	(42,836)	31,724,003
Securities and derivative financial instruments	17,659,095	8,487,659	29,154,672	36,441	113,651	(1,646,738)	53,804,780
Interbank and interdepartmental accounts	14,521,411	6,205	-	-	-	-	14,527,616
Credit and leasing operations	40,036,656	7,451,846	-	-	-	(4,019,351)	43,469,151
Other receivables and other assets	22,162,247	202,561	2,491,217	4,514	352,115	(45,282)	25,167,372
Permanent assets	11,736,238	369,700	869,513	395	266,032	(8,285,536)	4,956,342
Investments (5)	8,396,410	365,453	363,707	-	22,289	(8,285,536)	862,323
Property and equipment in use and leased assets	1,878,233	3,406	309,426	392	134,899	-	2,326,356
Deferred charges	1,461,595	841	196,380	3	108,844	-	1,767,663
Total	136,192,529	20,572,797	32,629,673	43,708	758,674	(14,099,691)	176,097,690

LIABILITIES
Current and long-term liabilities	122,598,259	16,137,637	29,079,972	29,592	375,002	(5,814,155)	162,406,307
Deposits	53,993,932	4,230,633	-	-	-	(200,680)	58,023,885
Deposits received under security repurchase agreements	29,386,511	3,406,214	-	-	-	-	32,792,725
Funds from the acceptance and issuance of securities	6,337,282	2,937,104	-	-	-	(2,427,490)	6,846,896
Interbank and interdepartmental accounts	2,151,392	160,008	-	-	-	-	2,311,400
Borrowings and onlendings	14,947,079	2,978,019	-	-	-	(3,130,315)	14,794,783
Derivative financial instruments	50,278	259	-	-	1,832	-	52,369
Technical reserves for insurance, private pension plans and savings bonds	-	-	26,382,879	26,073	-	-	26,408,952
Other liabilities:
- Subordinated debt	2,716,059	2,278,751	-	-	-	-	4,994,810
- Other	13,015,726	146,649	2,697,093	3,519	373,170	(55,670)	16,180,487
Deferred income	31,603	-	-	-	171	-	31,774
Minority interest and stockholders' equity in subsidiaries	15,787	4,435,160	3,549,701	14,116	383,501	(8,285,536)	112,729
Stockholders' equity of the parent company	13,546,880	-	-	-	-	-	13,546,880
Total in 2003	136,192,529	20,572,797	32,629,673	43,708	758,674	(14,099,691)	176,097,690
Total in 2002	117,802,985	14,529,675	25,098,936	65,754	1,727,162	(16,439,482)	142,785,030

b) Statement of income

					At December 31, 2003 - In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Amounts Eliminated (4)	Total Consolidated

	Local	Foreign	Local	Foreign

Income from lending and trading activities	21,589,802	821,229	5,361,005	1,653	24,209	(268,192)	27,529,706
Expenses for lending and trading activities	13,925,372	423,587	3,120,342	-	(226)	(267,187)	17,201,888
Income from financial intermediation	7,664,430	397,642	2,240,663	1,653	24,435	(1,005)	10,327,818
Other operating income (expenses) (5)	(5,623,721)	(72,994)	(1,145,069)	244	63,135	3,695	(6,774,710)
Operating income (expenses)	2,040,709	324,648	1,095,594	1,897	87,570	2,690	3,553,108
Non-operating income (expenses), net	(800,835)	6,730	(49,147)	(1,013)	5,879	(2,690)	(841,076)
Income before taxes and profit sharing	1,239,874	331,378	1,046,447	884	93,449	-	2,712,032
Provision for income tax and social contribution	16,062	(7,888)	(367,229)	(93)	(37,500)	-	(396,648)
Minority interest in subsidiaries	(6,620)	-	(1,458)	-	(967)	-	(9,045)
Net income in 2003	1,249,316	323,490	677,760	791	54,982	-	2,306,339
Net income in 2002	922,260	251,124	729,900	15,073	104,231	-	2,022,588

(1)The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.
(2)Asset and liability and income and expense account balances are eliminated between companies from the same segment.
(3)The Insurance Group segment comprises insurance, private pension plan and savings bond companies.
(4)Amounts eliminated between companies from different segments.
(5)Investments and equity in earnings of associated companies are allocated to the segment to which the companies pertain.

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

We present below the consolidated account balances by currency and exchange exposure, at December 31, 2003:

At December 31, 2003 - In thousands of reais

	Balance Sheet	Currency

		Local	Foreign (1)

ASSETS
Current assets and long-term receivables	171,141,348	141,419,662	29,721,686
Funds available	2,448,426	1,876,590	571,836
Interbank investments	31,724,003	27,793,603	3,930,400
Securities and derivative financial instruments	53,804,780	44,371,138	9,433,642
Interbank and interdepartmental accounts	14,527,616	14,521,411	6,205
Credit and leasing operations	43,469,151	36,783,864	6,685,287
Other receivables and other assets	25,167,372	16,073,056	9,094,316

Permanent assets	4,956,342	4,586,247	370,095
Investments	862,323	496,870	365,453
Property and equipment in use and leased assets	2,326,356	2,322,558	3,798
Deferred charges	1,767,663	1,766,819	844

Total	176,097,690	146,005,909	30,091,781

LIABILITIES
Current and long-term liabilities	162,406,307	134,993,505	27,412,802
Deposits	58,023,885	53,836,733	4,187,152
Deposits received under security repurchase agreements	32,792,725	29,386,511	3,406,214
Funds from acceptance and issuance of securities	6,846,896	1,038,147	5,808,749
Interbank and interdepartmental accounts	2,311,400	1,093,285	1,218,115
Borrowings and onlendings	14,794,783	6,969,384	7,825,399
Derivative financial instruments	52,369	52,110	259
Technical reserves for insurance, private pension plans and savings bonds	26,408,952	26,408,952	-
Other liabilities:
- Subordinated debt	4,994,810	2,716,059	2,278,751
- Other	16,180,487	13,492,324	2,688,163

Deferred income	31,774	31,774	-
Minority interest in subsidiaries	112,729	112,729	-
Stockholders' equity	13,546,880	13,546,880	-
Total	176,097,690	148,684,888	27,412,802
Net position of assets and liabilities			2,678,979
Net position of derivatives (2)			(1,945,722)
Other memorandum accounts, net (3)			(536,277)
Net exchange position (asset)			196,980

(1) Amounts expressed and/or indexed mainly in USD.
(2) Excluding derivative operations maturing in D +1, to be settled in currency at December 31, 2003 price levels.
(3) Leasing commitments and others controlled in memorandum accounts.

7) BALANCE SHEET BY MATURITY

We present below the consolidated balance sheet at December 31, 2003, by days to maturity, based on accounting classification:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO

	Up to 30 Days	From 31 to 180 Days	From 181 to 360 Days	More than 360 Days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	98,757,008	29,326,203	10,596,347	32,461,790	-	171,141,348
Funds available	2,448,426	-	-	-	-	2,448,426
Interbank investments	22,219,222	8,936,762	219,010	349,009	-	31,724,003
Securities and derivative financial instruments (1)	36,913,482	4,503,514	2,120,446	10,267,338	-	53,804,780
Interbank and interdepartmental accounts	14,174,079	4,861	5,919	342,757	-	14,527,616
Credit and leasing operations	7,890,737	14,653,519	6,154,666	14,770,229	-	43,469,151
Other receivables and other assets	15,111,062	1,227,547	2,096,306	6,732,457	-	25,167,372
Permanent assets	45,361	226,804	272,166	2,996,259	1,415,752	4,956,342
Investments	-	-	-	-	862,323	862,323
Property and equipment in use and leased assets	18,821	94,104	112,925	1,547,077	553,429	2,326,356
Deferred charges	26,540	132,700	159,241	1,449,182	-	1,767,663
Total	98,802,369	29,553,007	10,868,513	35,458,049	1,415,752	176,097,690

LIABILITIES
Current and long-term liabilities	77,433,191	21,970,020	7,665,874	55,337,222	-	162,406,307
Deposits (2)	38,755,869	3,472,090	2,901,790	12,894,136	-	58,023,885
Deposits received under security repurchase agreements	21,504,167	9,562,345	30,268	1,695,945	-	32,792,725
Funds from the acceptance and issuance of securities	220,357	2,030,256	1,941,194	2,655,089	-	6,846,896
Interbank and interdepartmental accounts	2,311,400	-	-	-	-	2,311,400
Borrowings and onlendings	1,628,056	5,374,794	1,745,078	6,046,855	-	14,794,783
Derivative financial instruments	4,869	14,850	10,996	21,654	-	52,369
Technical reserves for insurance, private pension plans and savings bonds	2,249,142	834,379	456,325	22,869,106	-	26,408,952
Other liabilities:
- Subordinated debt	33,527	27,408	-	4,933,875	-	4,994,810
- Other	10,725,804	653,898	580,223	4,220,562	-	16,180,487

Deferred income	30,973	801	-	-	-	31,774
Minority interest in subsidiaries	-	-	-	-	112,729	112,729
Stockholders' equity	-	-	-	-	13,546,880	13,546,880
Total in 2003	77,464,164	21,970,821	7,665,874	55,337,222	13,659,609	176,097,690
Accumulated net assets in 2003	21,338,205	28,920,391	32,123,030	12,243,857	-	-
Accumulated net assets in 2002	19,404,359	21,576,825	24,441,917	5,633,474	-	-

(1) Investment fund applications are classified as up to 30 days.
(2) Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.

8) FUNDS AVAILABLE

a) Funds available are comprised by:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Local currency	1,875,955	1,652,200	1,675,184	1,457,786
Foreign currency	571,836	1,132,874	516,254	322,292
Investments in gold	635	633	42	43
Total	2,448,426	2,785,707	2,191,480	1,780,121

b) Statement of cash flows

As additional information for readers, we present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

		At December 31, 2003 - In thousands of reais

		CONSOLIDATED BRADESCO		BRADESCO

		2003	2002	2003	2002

OPERATING ACTIVITIES
NET INCOME		2,306,339	2,022,588	2,306,339	2,022,588
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Provision for loan losses		2,449,689	2,818,526	2,262,618	2,288,832
(Reversal of) Provision for losses on short-term interbank investments, securities and investments		19,473	(730,088)	13,593	(457,497)
Variation in technical reserves for insurance, private pension plans and savings bonds		6,931,341	5,025,930	-	-
Depreciation and amortization		623,113	480,424	359,223	262,285
Amortization of goodwill (Notes 30 and 31)		1,035,080	237,558	194,946	120,019
Results of investments accounted for by the equity method		(5,227)	(64,619)	(1,984,408)	(2,107,463)
Other		(2,794)	(36,556)	(331,413)	525,892
CHANGE IN ASSETS AND LIABILITIES:
Decrease (increase) in short-term interbank investments		(10,242,006)	(17,610,574)	(10,040,135)	(19,044,038)
Decrease (increase) in securities and derivative financial instruments		(17,240,335)	5,107,872	(10,655,971)	9,145,243
Decrease (increase) in interbank accounts		(85,979)	226,310	(40,259)	388,763
Decrease (increase) in interdepartmental accounts		121,299	559,558	206,079	476,258
Decrease (increase) in credit operations		(2,730,857)	(5,006,565)	(5,520,314)	1,125,393
Decrease (increase) in leasing operations		164,150	134,824	-	-
Decrease (increase) in insurance premiums receivable		(170,449)	74,938	-	-
Decrease (increase) in other receivables		(3,227,734)	(5,324,794)	(3,865,886)	(3,343,221)
Decrease (increase) in other assets		14,779	(212,452)	35,863	(84,424)
Amounts written off against the allowance for loan losses		(2,226,217)	(2,328,821)	(1,753,442)	(1,900,851)
Increase (decrease) in technical reserves for insurance, private pension plans and savings bonds		322,132	276,123	-	-
Increase (decrease) in other liabilities		3,117,867	6,703,798	2,990,261	5,454,365
Increase (decrease) in deferred income		15,931	6,823	895	631
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(18,810,405)	(7,639,197)	(25,822,011)	(5,127,225)
INVESTING ACTIVITIES
Decrease (increase) in compulsory deposits - Brazilian Central Bank		(1,060,790)	(7,613,133)	(1,495,089)	(6,614,032)
Sale of non-operating assets		191,321	156,175	138,375	113,487
Sale of investments		63,262	433,874	4,813,238	198,351
Sale of property and equipment in use and leased assets		534,297	478,955	100,608	272,315
Decrease in deferred charges		53,374	12,235	5,896	269
Acquisition of non-operating assets		(130,055)	(209,344)	(82,570)	(103,323)
Acquisition of investments		(94,118)	(340,548)	(8,059,592)	(1,766,152)
Acquisition of property and equipment in use and leased assets		(840,130)	(1,130,999)	(510,840)	(408,594)
Deferred charges		(593,139)	(1,514,370)	(245,744)	(110,308)
Interest attributed to own capital/dividends received		56,431	25,969	708,141	921,405
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(1,819,547)	(9,701,186)	(4,627,577)	(7,496,582)
FINANCING ACTIVITIES
Increase (decrease) in deposits		1,660,722	15,279,184	7,843,739	11,413,523
Increase (decrease) in deposits received from security repurchase agreements		16,779,760	1,955,638	19,485,500	1,316,288
Increase (decrease) in funds from issuance of securities		3,710,054	(1,664,568)	3,814,726	(1,236,897)
Increase (decrease) in borrowings and onlendings		(1,643,570)	2,404,283	(227,058)	1,526,136
Capital increase through subscription		501,000	-	501,000	-
Capital increase through incorporation of shares		788,735	-	788,735	-
Share premium		7,046	-	7,046	-
Adjustment of exchange membership certificates		775	-	775	-
Fiscal incentive investments		844	-	844	-
Interest attributed to own capital and dividends paid and/or accrued		(1,347,018)	(946,983)	(1,347,018)	(946,983)
Acquisition of own shares		(7,342)	(119,084)	(7,342)	(119,084)
Variation in minority interest		(158,335)	131,833	-	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		20,292,671	17,040,303	30,860,947	11,952,983
(DECREASE) INCREASE IN FUNDS AVAILABLE, NET		(337,281)	(300,080)	411,359	(670,824)

CHANGE IN FUNDS AVAILABLE, NET	At the beginning of the year At the end of the year (Decrease) Increase in funds available, net	2,785,707	3,085,787	1,780,121	2,450,945
		2,448,426	2,785,707	2,191,480	1,780,121
		(337,281)	(300,080)	411,359	(670,824)

9) INTERBANK INVESTMENTS

a) Interbank investments are presented below with their corresponding days to maturity:

	At December 31, 2003 - In thousands of reais

	Up to 30 Days	From 31 to 180 Days	From 181 to 360 Days	More than 360 Days	Total

					Consolidated	Bradesco

Securities purchased under resale agreements:
Own portfolio position	827,442	5,433,749	-	-	6,261,191	6,116,190
• National Treasury Bonds	685,406	5,433,749	-	-	6,119,155	5,433,749
• Financial Treasury Notes	132,174	-	-	-	132,174	672,579
• Others	9,862	-	-	-	9,862	9,862
Third-party portfolio position	17,357,499	-	-	-	17,357,499	18,366,420
• Financial Treasury Notes	12,087,458	-	-	-	12,087,458	12,087,458
• National Treasury Bonds	5,270,041	-	-	-	5,270,041	6,158,493
• Federal Treasury Notes	-	-	-	-	-	120,469
Unrestricted notes	-	3,134,970	-	-	3,134,970	3,412,010
• National Treasury Bonds	-	3,134,970	-	-	3,134,970	3,412,010
Subtotal	18,184,941	8,568,719	-	-	26,753,660	27,894,620

Interbank deposits:
• Interbank deposits	4,034,281	368,043	219,010	349,009	4,970,343	10,054,414
Subtotal	4,034,281	368,043	219,010	349,009	4,970,343	10,054,414

Total in 2003	22,219,222	8,936,762	219,010	349,009	31,724,003	37,949,034
%	70.0	28.2	0.7	1.1	100.0	-
Total in 2002	17,908,684	623,041	302,594	2,638,437	21,472,756	27,900,292
%	83.4	2.9	1.4	12.3	100.0	-

b) Income from interbank investments

We present below income from interbank investments, classified in the statement of income as income on security transactions:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Income on investments in purchase and sale commitments:
Third-party position	3,693,759	1,101,171	3,881,571	1,298,415
Own position	431,260	220,282	598,639	212,266
Subtotal	4,125,019	1,321,453	4,480,210	1,510,681

Interbank deposits	353,058	212,977	1,597,925	1,046,551

Total (Note 10f)	4,478,077	1,534,430	6,078,135	2,557,232

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) Summary of the consolidated classification of securities by business segment and issuer

	At December 31, 2003 - In thousands of reais

	Financial	Insurance / Savings Bond	Pension Plan	Other Activities	2003	%	2002	%

Trading Securities	16,898,155	3,105,323	20,557,133	50,529	40,611,140	75.5	25,630,264	69.3
- Government securities	9,047,859	1,342,672	15,760,366	37,039	26,187,936	48.7	14,276,719	38.6
- Corporate bonds	2,238,792	199,933	458,790	13,490	2,911,005	5.4	2,278,533	6.2
- Purchase and sale commitments (1)	5,611,504	1,562,718	4,337,977	-	11,512,199	21.4	9,075,012	24.5
Securities available for sale	4,986,603	1,577,683	1,151,945	36,735	7,752,966	14.4	5,810,601	15.7
- Government securities	4,066,224	1,013,903	-	-	5,080,127	9.4	2,546,722	6.9
- Corporate bonds	920,379	563,780	1,151,945	36,735	2,672,839	5.0	3,263,879	8.8
Securities held to maturity	2,490,031	-	2,718,332	-	5,208,363	9.7	5,323,750	14.4
- Government securities	2,490,031	-	2,718,332	-	5,208,363	9.7	5,323,750	14.4
Derivative financial instruments	231,799	-	-	512	232,311	0.4	238,839	0.6
- Corporate bonds	231,799	-	-	512	232,311	0.4	238,839	0.6

Total	24,606,588	4,683,006	24,427,410	87,776	53,804,780	100.0	37,003,454	100.0
- Government securities	15,604,114	2,356,575	18,478,698	37,039	36,476,426	67.8	22,147,191	59.9
- Corporate bonds	3,390,970	763,713	1,610,735	50,737	5,816,155	10.8	5,781,251	15.6
- Purchase and sale commitments (1)	5,611,504	1,562,718	4,337,977	-	11,512,199	21.4	9,075,012	24.5

b) Consolidated portfolio composition by issuer

At December 31, 2003 - In thousands of reais

SECURITIES (2)	Up to 30 Days	From 31 to 180 Days	From 181 to 360 Days	More than 360 Days	Market/Book Value (3)(4)(5)	Restated Cost	Mark-to- market adjustment

GOVERNMENT SECURITIES	410,407	6,269,131	5,088,058	24,708,830	36,476,426	36,272,767	203,659
Financial Treasury Notes	63,164	1,776,801	2,826,324	10,950,478	15,616,767	15,589,787	26,980
Federal Treasury Notes	1,417	1,279,058	333,313	7,075,293	8,689,081	8,678,949	10,132
Brazilian Foreign Debt Notes	159,258	31,274	12,739	5,490,193	5,693,464	5,527,658	165,806
National Treasury Bonds	113,792	2,110,299	1,855,325	858,410	4,937,826	4,896,430	41,396
Central Bank Notes	-	981,727	36,300	55,656	1,073,683	1,075,054	(1,371)
Other	72,776	89,972	24,057	278,800	465,605	504,889	(39,284)

CORPORATE BONDS	2,188,074	317,544	165,372	3,145,165	5,816,155	5,151,678	664,477
Shares	1,781,686	-	-	-	1,781,686	1,197,620	584,066
Debentures	9,129	70,356	13,638	1,290,163	1,383,286	1,407,638	(24,352)
Certificates of Bank Deposit	178,560	92,949	7,193	774,042	1,052,744	1,053,394	(650)
Foreign Securities	53,634	32,030	38,255	889,945	1,013,864	932,417	81,447
Derivative financial instruments	15,682	87,805	92,526	36,298	232,311	199,120	33,191
Other	149,383	34,404	13,760	154,717	352,264	361,489	(9,225)
Purchase and sale commitments (1)	-	7,420,242	2,994,636	1,097,321	11,512,199	11,512,199	-

Total in 2003	2,598,481	14,006,917	8,248,066	28,951,316	53,804,780	52,936,644	868,136

Total in 2002	3,986,058	10,680,532	4,398,389	17,938,475	37,003,454	37,000,945	2,509

c) Consolidated classification by category, days to maturity and business segment

At December 31, 2003 - In thousands of reais

SECURITIES (2)	Up to 30 Days	From 31 to 180 Days	From 181 to 360 Days	More than 360 Days	Market/Book Value (3)(4)(5)	Restated Cost	Mark-to- market adjustment

I. TRADING SECURITIES	1,002,028	12,612,774	7,737,439	19,258,899	40,611,140	40,532,171	78,969

- Financial	394,500	6,316,673	4,278,047	5,908,935	16,898,155	16,833,505	64,650

Purchase and sale commitments (1)	-	3,161,415	1,953,128	496,961	5,611,504	5,611,504	-
National Treasury Bonds	104,577	2,034,284	1,816,217	849,801	4,804,879	4,763,484	41,395
Financial Treasury Notes	19,690	154,079	90,217	1,386,801	1,650,787	1,639,981	10,806
Federal Treasury Notes	899	660,699	333,313	247,130	1,242,041	1,245,532	(3,491)
Brazilian Foreign Debt Notes	35,093	18,602	67	915,538	969,300	956,411	12,889
Debentures	3,937	69,853	10,218	829,400	913,408	913,408	-
Certificates of Bank Deposit	4,430	18,832	1,160	747,794	772,216	772,216	-
Central Bank Notes	-	69,325	35,361	-	104,686	107,670	(2,984)
Other	225,874	129,584	38,366	435,510	829,334	823,299	6,035

- Insurance and Savings Bond	203,702	1,506,472	184,902	1,210,247	3,105,323	3,104,893	430

Purchase and sale commitments (1)	-	1,421,881	140,837	-	1,562,718	1,562,718	-
Financial Treasury Notes	6,112	13,427	29,679	1,172,286	1,221,504	1,221,074	430
Shares	157,742	-	-	-	157,742	157,742	-
National Treasury Bonds	4,030	68,620	12,273	8,609	93,532	93,532	-
Other	35,818	2,544	2,113	29,352	69,827	69,827	-

- Private Pension Plan	381,728	4,775,805	3,269,530	12,130,070	20,557,133	20,543,251	13,882

Financial Treasury Notes	9,993	1,402,162	2,336,097	8,128,365	11,876,617	11,862,491	14,126
Purchase and sale commitments (1)	-	2,836,946	900,671	600,360	4,337,977	4,337,977	-
Federal Treasury Notes	7	512,734	-	3,178,228	3,690,969	3,690,969	-
Shares	245,686	-	-	-	245,686	245,686	-
Certificates of Bank Deposit	125,192	17,332	2,673	15,993	161,190	161,434	(244)
National Treasury Bonds	696	5,796	26,804	-	33,296	33,296	-
Other	154	835	3,285	207,124	211,398	211,398	-

- Other activities	22,098	13,824	4,960	9,647	50,529	50,522	7

Financial Treasury Notes	10,054	7,232	4,928	8,706	30,920	30,913	7
Other	12,044	6,592	32	941	19,609	19,609	-

II. SECURITIES AVAILABLE FOR SALE	1,530,692	289,107	417,191	5,515,976	7,752,966	6,996,990	755,976

- Financial	193,728	74,666	50,378	4,667,831	4,986,603	4,876,472	110,131

Brazilian Foreign Debt Notes	74,086	12,672	12,672	3,234,973	3,334,403	3,181,486	152,917
Federal Treasury Notes	-	-	-	645,195	645,195	640,291	4,904
Foreign Securities	17,849	-	-	587,524	605,373	564,958	40,415
Certificates of Bank Deposit	24,004	45,436	-	5,025	74,465	74,873	(408)
Debentures	2,694	376	-	62,079	65,149	89,384	(24,235)
Shares	61,758	-	-	-	61,758	108,484	(46,726)
Other	13,337	16,182	37,706	133,035	200,260	216,996	(16,736)

- Insurance and Savings Bond	458,605	203,711	365,969	549,398	1,577,683	1,347,180	230,503

Financial Treasury Notes	17,112	199,901	365,403	254,320	836,736	830,213	6,523
Shares	441,421	-	-	-	441,421	226,160	215,261
Federal Treasury Notes	-	-	-	177,159	177,159	168,440	8,719
Other	72	3,810	566	117,919	122,367	122,367	-

- Private Pension Plan	847,855	10,267	-	293,823	1,151,945	736,498	415,447

Shares	835,677	-	-	-	835,677	420,116	415,561
Debentures	6	-	-	293,823	293,829	293,943	(114)
Other	12,172	10,267	-	-	22,439	22,439	-

- Other activities	30,504	463	844	4,924	36,735	36,840	(105)

Certificates of Bank Deposit	22,138	463	844	4,924	28,369	28,369	-
Other	8,366	-	-	-	8,366	8,471	(105)

III. SECURITIES HELD TO MATURITY	50,079	1,017,231	910	4,140,143	5,208,363	5,208,363		-

- Financial	50,079	1,017,231	910	1,421,811	2,490,031	2,490,031	-

Brazilian Foreign Debt Notes	50,079	-	-	1,339,682	1,389,761	1,389,761	-
Central Bank Notes	-	911,611	910	-	912,521	912,521	-
Federal Treasury Notes	-	105,620	-	82,129	187,749	187,749	-

- Private Pension Plan	-	-	-	2,718,332	2,718,332	2,718,332	-

Federal Treasury Notes	-	-	-	2,718,332	2,718,332	2,718,332	-

IV. DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	15,682	87,805	92,526	36,298	232,311	199,120	33,191

- Financial	15,170	87,805	92,526	36,298	231,799	198,608	33,191

Derivative financial instruments	15,170	87,805	92,526	36,298	231,799	198,608	33,191

- Other activities	512	-	-	-	512	512	-

Derivative financial instruments	512	-	-	-	512	512	-

Total in 2003	2,598,481	14,006,917	8,248,066	28,951,316	53,804,780	52,936,644	868,136

Total in 2002	3,986,058	10,680,532	4,398,389	17,938,475	37,003,454	37,000,945	2,509

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)

Total in 2003	(4,869)	(14,850)	(10,996)	(21,654)	(52,369)	(42,581)	(9,788)

Total in 2002	(37,206)	(87,965)	(156,434)	(295,092)	(576,697)	(647,268)	70,571
(1) Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.
(2) Other investment fund applications were distributed based on the securities comprising their portfolios, maintaining the fund category classification.
(3) The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(4) This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than book value by R$ 771,988 thousand.
(5) The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

d)Composition of the portfolios by account:

	At December 31, 2003 - In thousands of reais

					Total

	Up to 30 Days	From 31 to 180 Days	From 181 to 360 Days	More than 360 Days	Consolidated	Bradesco

Own Portfolio (1)	2,458,471	10,868,195	6,577,674	23,034,703	42,939,043	5,733,628
Fixed income securities	680,659	10,868,195	6,577,674	23,034,703	41,161,231	5,667,059
• Financial Treasury Notes	60,296	1,704,201	2,774,226	9,709,230	14,247,953	42,929
• Purchase and sale commitments (1)	-	7,420,242	2,994,636	1,097,321	11,512,199	-
• Federal Treasury Bonds	1,417	781,323	314,693	6,916,166	8,013,599	1,192,408
• Brazilian Foreign Debt Notes	42,366	31,274	12,739	1,579,078	1,665,457	1,367,269
• National Treasury Notes	113,792	593,438	373,069	353,650	1,433,949	1,588,615
• Debentures	9,129	70,356	13,638	1,290,163	1,383,286	73,379
• Certificates of Bank Deposit	178,560	92,949	7,193	774,042	1,052,744	70,177
• Foreign securities	52,951	32,030	38,255	889,945	1,013,181	949,675
• Central Bank Notes	-	18,005	35,389	55,656	109,050	110,240
• Other	222,148	124,377	13,836	369,452	729,813	272,367

Equity securities	1,777,812	-	-	-	1,777,812	66,569
• Shares of listed companies (technical reserve)	1,184,871	-	-	-	1,184,871	-
• Shares and quotas (other)	592,941	-	-	-	592,941	66,569

Subject to commitments	140,010	3,138,722	1,670,392	5,916,613	10,865,737	11,738,015
Purchase and sale agreements	116,892	577,353	509,669	4,478,938	5,682,852	7,131,611
• Brazilian Foreign Debt Notes	116,892	-	-	3,911,114	4,028,006	4,028,006
• National Treasury Bonds	-	-	505,284	499,746	1,005,030	1,005,030
• Central Bank Notes	-	471,017	910	-	471,927	471,927
• Financial Treasury Notes	-	716	-	62,913	63,629	781
• Federal Treasury Notes	-	105,620	3,475	5,165	114,260	8,640
• Debentures	-	-	-	-	-	1,617,227

Brazilian Central Bank	491	1,955,646	181,634	971,863	3,109,634	2,637,242
• National Treasury Notes	-	1,516,859	156,422	-	1,673,281	1,580,314
• Financial Treasury Notes	491	49,991	10,067	880,026	940,575	561,150
• Federal Treasury Bonds	-	232,161	15,145	91,837	339,143	339,143
• Central Bank Notes	-	156,635	-	-	156,635	156,635

Privatization currencies	10	-	23,982	64,066	88,058	23,946

Collateral provided	6,935	517,918	862,581	365,448	1,752,882	1,416,235
• National Treasury Notes	-	-	820,342	5,014	825,356	642,543
• Financial Treasury Notes	2,378	21,893	42,239	298,308	364,818	277,667
• Central Bank Notes	-	336,071	-	-	336,071	336,071
• Federal Treasury Bonds	-	159,954	-	62,126	222,080	159,954
• Others	4,557	-	-	-	4,557	-

Derivative financial instruments	15,682	87,805	92,526	36,298	232,311	528,981

Total in 2003	2,598,481	14,006,917	8,248,066	28,951,316	53,804,780	17,471,643
%	4.8	26.1	15.3	53.8	100.0	100.0

Total in 2002	3,986,058	10,680,532	4,398,389	17,938,475	37,003,454	6,947,544
%	10.8	28.9	11.9	48.4	100.0	100.0
(1) Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investment fund applications were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) In June 2003, an amount of R$ 1,521,134 thousand of investment fund applications was reclassified from “securities available for sale” to “trading securities” and an amount of R$ 215,137 thousand of Brazilian foreign debt notes from “securities held to maturity” to “securities available for sale”. These reclassifications decreased stockholders’ equity by R$ 53,757 thousand with no effect, however, on income. The reclassifications were based on Management’s reassessment of the new profile of the securities portfolio following the acquisition of BBV Banco (now Banco Alvorada S.A.).

f) Income on security transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments.

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

Revenue	2003	2002	2003	2002

Interbank investments (1)	4,478,077	1,534,430	6,078,135	2,557,232
Fixed income securities (2)	3,254,716	6,600,813	1,323,281	4,199,126
Equity securities	10,897	(41,683)	14,830	(16,999)
Allocation of exchange variation of foreign branches and subsidiaries	(610,281)	1,433,821	-	-
Other (3)	195,396	282	11	19
Subtotal	7,328,805	9,527,663	7,416,257	6,739,378

Financial income on insurance, private pension plans and savings bonds:
Fixed income securities	5,168,393	3,091,620	-	-
Equity securities	191,546	180,293	-	-
Subtotal	5,359,939	3,271,913	-	-

Transactions with derivatives (4)	55,192	(2,073,247)	46,016	(1,625,585)
Total	12,743,936	10,726,329	7,462,273	5,113,793
(1) See Note 9b.
(2) Includes foreign securities.
(3) On a consolidated basis, includes income on the sale of shares of Latasa S.A. in 2003 (See Note 31).
(4) See Note 33c - V.

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

a) We present below the “Restricted Deposits” account:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Compulsory deposits - demand deposits (1)	4,592,305	3,970,414	4,189,370	3,441,562
Additional compulsory deposits (2)	4,591,261	4,397,259	4,290,459	3,903,533
Compulsory deposits - savings account deposits (3)	4,396,860	4,151,962	4,236,974	3,876,619
Restricted deposits - National Housing System (4)	391,870	374,177	155,853	155,707
Funds from agricultural loans (4)	578	578	578	578
Total	13,972,874	12,894,390	12,873,234	11,377,999
(1) Without remuneration.
(2) Additional compulsory deposit on demand, savings and time deposits remunerated based on the variation in the Brazilian Central Bank reference rate (SELIC).
(3) Remunerated at the same rate as savings account deposits.
(4) Remunerated based on the reference rate (TR).

b) Income on Compulsory Deposits

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Restricted deposits - BACEN (compulsory deposits)	1,341,419	563,318	1,220,787	468,383
Restricted deposits - National Housing System (SFH)	44,346	31,646	15,635	12,526
Total	1,385,765	594,964	1,236,422	480,909

12) CREDIT OPERATIONS

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a) Credit operations by type and maturity.
b) Credit operations arising from new acquisitions.
c) Credit operations by type and risk level.
d) Concentration of credit operations.
e) Credit operations by activity sector.
f) Composition of credit operations and allowance for loan losses.
g) Movement of the allowance for loan losses.
h) Recovery and renegotiation of credit operations.
i) Income on credit operations.

a) Credit operations by type and maturity

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO

	Normal Course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2003(A)%		Total in 2002(A)%

Discount of trade receivables and other loans	6,523,087	3,514,094	2,835,714	2,796,019	2,289,445	4,525,063	22,483,422	39.5	21,334,060	41.7
Financings	1,199,814	959,806	999,387	2,144,928	2,731,824	7,339,584	15,375,343	27.1	14,220,177	27.8
Rural and agribusiness loans	171,401	185,613	102,211	472,136	773,409	2,682,113	4,386,883	7.7	3,904,198	7.6
Subtotal	7,894,302	4,659,513	3,937,312	5,413,083	5,794,678	14,546,760	42,245,648	74.3	39,458,435	77.1
Leasing operations	99,927	75,208	75,367	202,743	286,837	574,294	1,314,376	2.3	1,404,547	2.7
Advances on foreign exchange contracts (1)	1,649,660	1,108,140	1,162,497	1,624,008	622,862	-	6,167,167	10.8	5,406,348	10.6
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	26,494	0.1
Subtotal	9,643,889	5,842,861	5,175,176	7,239,834	6,704,377	15,121,054	49,727,191	87.4	46,295,824	90.5
Other receivables (2)	100,401	37,513	26,210	87,268	80,409	390,825	722,626	1.3	598,937	1.2
Total credit operations	9,744,290	5,880,374	5,201,386	7,327,102	6,784,786	15,511,879	50,449,817	88.7	46,894,761	91.7
Sureties and guarantees (3)	344,089	382,718	167,943	470,573	626,133	4,444,031	6,435,487	11.3	4,262,450	8.3
Total in 2003	10,088,379	6,263,092	5,369,329	7,797,675	7,410,919	19,955,910	56,885,304	100.0
Total in 2002	10,749,446	6,382,503	4,860,608	6,984,199	7,396,693	14,783,762			51,157,211	100.0

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO

	Abnormal Course

	Past Due Installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total in 2003(B)%		Total in 2002(B)%

Discount of trade receivables and other loans	229,855	168,790	170,171	325,129	446,419	1,340,364	78.4	1,322,862	73.7
Financings	64,814	49,841	25,952	38,996	73,285	252,888	14.8	246,276	13.7
Rural and agribusiness loans	1,273	12,948	6,855	2,567	21,326	44,969	2.6	39,479	2.2
Subtotal	295,942	231,579	202,978	366,692	541,030	1,638,221	95.8	1,608,617	89.6
Leasing operations	6,253	4,838	2,568	5,313	9,160	28,132	1.6	40,687	2.3
Advances on foreign exchange contracts (1)	7,427	3,012	314	3,978	625	15,356	0.9	48,649	2.7
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	-
Subtotal	309,622	239,429	205,860	375,983	550,815	1,681,709	98.3	1,697,953	94.6
Other receivables (2)	2,981	1,167	669	2,757	20,971	28,545	1.7	33,784	1.9
Total credit operations	312,603	240,596	206,529	378,740	571,786	1,710,254	100.0	1,731,737	96.5
Sureties and guarantees (3)	-	-	-	-	-	-	-	63,053	3.5
Total in 2003	312,603	240,596	206,529	378,740	571,786	1,710,254	100.0
Total in 2002	322,941	254,143	242,346	380,275	595,085			1,794,790	100.0

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO

	Abnormal Course

	Installments Falling Due										Total

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2003(C)%		Total in 2002(C)%		In 2003 (A+B+C)%		In 2002 (A+B+C)%

Discount of trade receivables and other loans	155,541	64,420	71,177	173,726	203,834	243,027	911,725	41.9	913,652	42.0	24,735,511	40.7	23,570,574	42.7
Financings	78,038	57,487	56,001	151,190	248,945	556,423	1,148,084	52.8	1,106,493	50.8	16,776,315	27.6	15,572,946	28.2
Rural and agribusiness loans	134	63	74	1,337	1,869	8,079	11,556	0.5	10,118	0.5	4,443,408	7.3	3,953,795	7.2
Subtotal	233,713	121,970	127,252	326,253	454,648	807,529	2,071,365	95.2	2,030,263	93.3	45,955,234	75.6	43,097,315	78.1
Leasing operations	5,874	5,313	4,813	13,015	20,588	28,888	78,491	3.6	136,257	6.3	1,420,999	2.3	1,581,491	2.9
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	-	-	6,182,523	10.2	5,454,997	9.9
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	-	-	-	-	26,494	0.1
Subtotal	239,587	127,283	132,065	339,268	475,236	836,417	2,149,856	98.8	2,166,520	99.6	53,558,756	88.1	50,160,297	91.0
Other receivables (2)	19,466	1,107	475	1,230	2,091	1,688	26,057	1.2	8,169	0.4	777,228	1.3	640,890	1.2
Total credit operations	259,053	128,390	132,540	340,498	477,327	838,105	2,175,913	100.0	2,174,689	100.0	54,335,984	89.4	50,801,187	92.2
Sureties and guarantees (3)	-	-	-	-	-	-	-	-	-	-	6,435,487	10.6	4,325,503	7.8
Total in 2003	259,053	128,390	132,540	340,498	477,327	838,105	2,175,913	100.0			60,771,471	100.0
Total in 2002	174,198	156,181	134,947	347,967	507,881	853,515			2,174,689	100.0			55,126,690	100.0

On an unconsolidated basis, normal course operations determined on the same bases as in the above exhibit total R$ 44,016,538 thousand (2002 - R$ 34,677,211 thousand), past-due installments total R$ 1,383,998 thousand (2002 - R$ 1,285,010 thousand) and installments falling due total R$ 1,255,349 thousand (2002 - R$ 1,234,259 thousand).

(1) Advances on foreign exchange contracts and advances in foreign currency granted are recorded as a reduction of “Other Liabilities”.
(2) “Other Receivables” comprise receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts.
(3) Recorded in memorandum accounts.

b) Credit operations arising from new acquisitions.

We present below credit operations arising from the acquisition of BBV Banco (now Banco Alvorada S.A.):

At June 30, 2003 - In thousands of reais

Credit operations	3,398,505
Leasing operations	146,433
Other receivables	168,761
Advances on foreign exchange contracts	270,849
Total	3,984,548
Normal course	3,799,923
Abnormal course	184,625

c) Credit operations by type and risk level

	At December 31, 2003 - In thousands of reais

CONSOLIDATED BRADESCO

Risk Levels

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2003%		Total in 2002%

Discount of trade receivables and other loans	7,151,655	9,265,680	1,666,757	3,532,307	935,523	255,708	291,136	178,992	1,457,753	24,735,511	45.5	23,570,574	46.4
Financings	3,657,419	8,004,240	1,481,395	2,785,142	283,904	75,309	113,807	48,091	327,008	16,776,315	30.9	15,572,946	30.7
Rural and agribusiness loans	362,904	1,389,303	316,199	1,902,229	147,047	41,940	28,131	189,926	65,729	4,443,408	8.2	3,953,795	7.8
Subtotal	11,171,978	18,659,223	3,464,351	8,219,678	1,366,474	372,957	433,074	417,009	1,850,490	45,955,234	84.6	43,097,315	84.9
Leasing operations	40,870	460,119	198,656	576,698	30,682	5,737	41,785	9,086	57,366	1,420,999	2.6	1,581,491	3.1
Advances on foreign exchange contracts	4,172,313	809,347	779,351	325,579	81,170	192	-	1,802	12,769	6,182,523	11.4	5,454,997	10.7
Advances in foreign currency granted	-	-	-	-	-	-	-	-	-	-	-	26,494	0.1
Subtotal	15,385,161	19,928,689	4,442,358	9,121,955	1,478,326	378,886	474,859	427,897	1,920,625	53,558,756	98.6	50,160,297	98.8
Other receivables	195,560	246,974	79,124	162,876	9,508	3,864	49,244	793	29,285	777,228	1.4	640,890	1.2
Total credit operations in 2003	15,580,721	20,175,663	4,521,482	9,284,831	1,487,834	382,750	524,103	428,690	1,949,910	54,335,984	100.0
%	28.7	37.1	8.3	17.1	2.7	0.7	1.0	0.8	3.6	100.0
Total credit operations in 2002	14,626,141	18,341,706	3,963,154	9,233,246	1,353,817	353,508	612,923	375,298	1,941,394			50,801,187	100.0
%	28.8	36.1	7.8	18.2	2.7	0.7	1.2	0.7	3.8			100.0

	At December 31, 2003 - In thousands of reais

BRADESCO

Risk Levels

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2003%		Total in 2002%

Discount of trade receivables and other loans	5,584,956	8,280,932	1,354,757	2,710,831	776,940	228,186	263,214	152,352	1,173,298	20,525,466	50.1	16,447,699	48.5
Financings	3,557,066	2,376,460	1,025,281	2,143,479	222,787	49,465	93,651	33,584	241,693	9,743,466	23.8	8,922,116	26.3
Rural and agribusiness loans	341,971	1,354,008	293,325	1,837,727	77,891	41,903	21,221	189,926	41,693	4,199,665	10.2	3,578,468	10.6
Subtotal	9,483,993	12,011,400	2,673,363	6,692,037	1,077,618	319,554	378,086	375,862	1,456,684	34,468,597	84.1	28,948,283	85.4
Advances on foreign exchange contracts	4,056,339	803,154	762,570	309,453	62,087	79	-	1,802	8,340	6,003,824	14.6	4,658,141	13.7
Advances in foreign currency granted	-	-	-	-	-	-	-	-	-	-	-	33,559	0.1
Subtotal	13,540,332	12,814,554	3,435,933	7,001,490	1,139,705	319,633	378,086	377,664	1,465,024	40,472,421	98.7	33,639,983	99.2
Other receivables	155,197	150,913	52,739	150,612	8,237	390	354	287	18,058	536,787	1.3	268,575	0.8
Total credit operations in 2003	13,695,529	12,965,467	3,488,672	7,152,102	1,147,942	320,023	378,440	377,951	1,483,082	41,009,208	100.0
%	33.4	31.6	8.5	17.5	2.8	0.8	0.9	0.9	3.6	100.0
Total credit operations in 2002	11,229,909	10,710,073	2,527,202	6,209,327	860,571	278,846	465,299	286,005	1,341,326			33,908,558	100.0
%	33.1	31.6	7.5	18.3	2.5	0.8	1.4	0.8	4.0			100.0

d) Concentration of credit operations

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Largest borrower	828,281	857,225	824,930	510,885
Percentage of total credit operation portfolio	1.5%	1.7%	2.0%	1.5%
10 largest borrowers	5,514,987	4,876,857	5,015,121	3,813,782
Percentage of total credit operation portfolio	10.1%	9.6%	12.2%	11.2%
20 largest borrowers	8,408,306	7,784,865	7,638,662	6,088,452
Percentage of total credit operation portfolio	15.5%	15.3%	18.6%	18.0%
50 largest borrowers	13,363,361	13,349,924	11,846,039	10,227,778
Percentage of total credit operation portfolio	24.6%	26.3%	28.9%	30.2%
100 largest borrowers	17,318,825	17,434,289	15,202,687	13,628,312
Percentage of total credit operation portfolio	31.9%	34.3%	37.1%	40.2%

e) Credit operations by activity sector

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO				BRADESCO

	2003	%	2002	%	2003	%	2002	%

PUBLIC SECTOR	186,405	0.3	254,845	0.5	57,206	0.1	78,090	0.2

FEDERAL GOVERNMENT	186,264	0.3	254,667	0.5	57,065	0.1	78,010	0.2
Petrochemical	186,264	0.3	254,667	0.5	57,065	0.1	78,010	0.2

MUNICIPAL GOVERNMENT	141	-	178	-	141	-	80	-
Direct administration	141	-	178	-	141	-	80	-
PRIVATE SECTOR	54,149,579	99.7	50,546,342	99.5	40,952,002	99.9	33,830,468	99.8

MANUFACTURING	18,328,262	33.7	15,918,699	31.3	16,427,467	40.1	12,490,098	36.7
Food and beverage	4,206,414	7.7	3,559,010	7.0	3,924,482	9.6	2,955,321	8.7
Steel, metallurgical and mechanical	3,887,069	7.1	3,664,393	7.2	3,456,584	8.4	2,966,118	8.7
Light and heavy vehicles	1,741,707	3.2	626,944	1.2	1,704,708	4.2	489,636	1.4
Chemical	1,432,174	2.6	1,618,810	3.2	1,100,549	2.7	1,088,951	3.2
Paper and pulp	1,173,795	2.2	889,517	1.8	1,075,251	2.6	699,029	2.1
Textiles and clothing	845,699	1.6	867,798	1.7	771,012	1.9	645,064	1.9
Rubber and plastic articles	629,899	1.2	489,123	1.0	615,080	1.5	441,271	1.3
Electro-electronics	615,982	1.1	553,322	1.1	593,256	1.4	480,328	1.4
Publishing, printing and reproduction	532,333	1.0	743,951	1.5	485,086	1.2	599,282	1.8
Furniture and wood products	503,754	0.9	450,657	0.9	448,283	1.1	354,935	1.0
Extraction of metallic and non-metallic ores	426,346	0.8	327,103	0.6	412,794	1.0	308,771	0.9
Automotive parts and accessories	421,013	0.8	369,926	0.7	421,013	1.0	339,714	1.0
Leather articles	310,458	0.6	330,881	0.7	282,036	0.7	246,036	0.7
Oil refining and production of alcohol	230,582	0.4	385,868	0.8	230,582	0.6	330,288	1.0
Non-metallic materials	221,586	0.4	217,224	0.4	221,586	0.5	189,594	0.6
Other industries	1,149,451	2.1	824,172	1.5	685,165	1.7	355,760	1.0

COMMERCE	7,418,479	13.6	8,009,721	15.8	5,829,660	14.2	5,037,295	15.0
Speciality store products	1,517,803	2.8	1,392,335	2.7	1,317,164	3.2	1,042,704	3.1
Food, beverages and tobacco products	995,042	1.8	860,852	1.7	756,598	1.8	538,904	1.6
General merchandise wholesalers	643,190	1.2	897,720	1.8	420,892	1.0	537,391	1.6
Non-specialized retailers	549,067	1.0	390,093	0.8	518,620	1.3	332,019	1.0
Waste material and scrap	511,867	0.9	356,013	0.7	511,867	1.2	319,257	0.9
Vehicles	501,301	0.9	524,868	1.0	334,670	0.8	307,170	0.9
Clothing and footwear	424,324	0.8	371,093	0.7	358,563	0.9	257,373	0.8
Articles for personal use and for use in the home	419,458	0.7	313,698	0.6	419,458	1.0	275,789	0.8
Commercial intermediary	313,456	0.6	612,566	1.2	313,456	0.8	425,523	1.3
Repairs, parts and accessories for vehicles	276,873	0.5	247,787	0.5	276,873	0.7	206,244	0.6
Agricultural products	275,586	0.5	239,548	0.5	268,540	0.7	227,901	0.7
Fuel	273,558	0.5	227,075	0.4	254,281	0.6	170,217	0.5
Other commerce	716,954	1.4	1,576,073	3.2	78,678	0.2	396,803	1.2

FINANCIAL INTERMEDIATION	744,295	1.4	731,175	1.4	751,974	1.8	598,529	1.8

SERVICES	11,279,871	20.8	11,274,159	22.2	7,703,603	18.8	6,804,710	20.0
Transport and storage	2,059,891	3.8	1,771,625	3.5	1,086,596	2.7	817,714	2.4
Telecommunications	1,943,427	3.6	2,726,916	5.3	1,717,584	4.2	1,945,689	5.7
Real estate activities, rents and corporate services	1,579,948	2.9	1,224,184	2.4	997,462	2.4	793,008	2.3
Civil construction	1,447,366	2.7	1,558,517	3.1	1,087,522	2.7	997,086	2.9
Production and distribution of electric power, gas and water	1,344,833	2.5	940,956	1.9	1,344,833	3.3	939,871	2.7
Holdings, legal, accounting and business advisory services	808,612	1.5	640,333	1.3	499,297	1.2	400,863	1.2
Social services, education, health, defense and social security	632,268	1.2	549,541	1.1	425,073	1.0	298,264	0.9
Clubs, leisure, cultural and sports activities	406,037	0.7	463,896	0.9	259,135	0.6	227,309	0.7
Hotel and catering	207,703	0.4	236,475	0.5	177,537	0.4	188,853	0.6
Other services	849,786	1.5	1,161,716	2.2	108,564	0.3	196,053	0.6

AGRICULTURE, LIVESTOCK RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	745,452	1.4	994,024	2.0	698,907	1.7	697,070	2.1

INDIVIDUALS	15,633,220	28.8	13,618,564	26.8	9,540,391	23.3	8,202,766	24.2

TOTAL	54,335,984	100.0	50,801,187	100.0	41,009,208	100.0	33,908,558	100.0

f) Composition of the credit operation portfolio and the allowance for loan losses

	At December 31, 2003 - In thousands of reais

CONSOLIDATED BRADESCO

Portfolio Balance

Risk Level	Abnormal Course			Normal Course	Total	%	Accumulated % - 2003	Accumulated % - 2002

	Past Due	Falling Due	Total Abnormal Course

AA	-	-	-	15,580,721	15,580,721	28.7	28.7	28.8
A	-	-	-	20,175,663	20,175,663	37.1	65.8	64.9
B	93,660	431,467	525,127	3,996,355	4,521,482	8.3	74.1	72.7
C	168,330	559,835	728,165	8,556,666	9,284,831	17.1	91.2	90.9
Subtotal	261,990	991,302	1,253,292	48,309,405	49,562,697	91.2

D	174,832	372,874	547,706	940,128	1,487,834	2.7	93.9	93.6
E	112,669	136,200	248,869	133,881	382,750	0.7	94.6	94.3
F	112,647	123,173	235,820	288,283	524,103	1.0	95.6	95.5
G	115,967	78,354	194,321	234,369	428,690	0.8	96.4	96.2
H	932,149	474,010	1,406,159	543,751	1,949,910	3.6	100.0	100.0
Subtotal	1,448,264	1,184,611	2,632,875	2,140,412	4,773,287	8.8

Total in 2003	1,710,254	2,175,913	3,886,167	50,449,817	54,335,984	100.0
%	3.2	4.0	7.2	92.8	100.0
Total in 2002	1,731,737	2,174,689	3,906,426	46,894,761	50,801,187
%	3.4	4.3	7.7	92.3	100.0

	At December 31, 2003 - In thousands of reais

CONSOLIDATED BRADESCO

Allowance

Minimum Requirement							Additional	Existing	% (1) 2003	% (1) 2002

Risk Level	% Minimum Required Provision	Specific			Generic	Total

		Past Due	Falling Due	Total Specific

AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	100,829	100,829	52,075	152,904	0.8	0.7
B	1.0	998	4,158	5,156	40,043	45,199	23,575	68,774	1.5	1.3
C	3.0	5,050	16,795	21,845	256,694	278,539	293,457	571,996	6.2	3.6
Subtotal	6,048	20,953	27,001	397,566	424,567	369,107	793,674	1.6	1.1

D	10.0	17,483	37,287	54,770	94,011	148,781	274,339	423,120	28.4	22.3
E	30.0	33,800	40,859	74,659	40,164	114,823	59,314	174,137	45.5	46.7
F	50.0	56,323	61,586	117,909	144,141	262,050	85,827	347,877	66.4	66.9
G	70.0	81,177	54,848	136,025	164,058	300,083	70,499	370,582	86.4	86.3
H	100.0	932,149	474,010	1,406,159	543,751	1,949,910	-	1,949,910	100.0	100.0
Subtotal	1,120,932	668,590	1,789,522	986,125	2,775,647	489,979	3,265,626	68.4	67.8

Total in 2003		1,126,980	689,543	1,816,523	1,383,691	3,200,214	859,086	4,059,300	7.5
%		27.7	17.0	44.7	34.1	78.8	21.2	100.0
Total in 2002		1,149,088	794,363	1,943,451	1,217,036	3,160,487	504,604	3,665,091		7.2
%		31.3	21.7	53.0	33.2	86.2	13.8	100.0

	At December 31, 2003 - In thousands of reais

BRADESCO

Portfolio Balance

Risk Level	Abnormal Course			Normal Course	Total	%	Accumulated % - 2003	Accumulated % - 2002

	Past Due	Falling Due	Total Abnormal Course

AA	-	-	-	13,695,529	13,695,529	33.4	33.4	33.1
A	-	-	-	12,965,467	12,965,467	31.6	65.0	64.7
B	61,677	128,859	190,536	3,298,136	3,488,672	8.5	73.5	72.2
C	124,666	237,394	362,060	6,790,042	7,152,102	17.5	91.0	90.5
Subtotal	186,343	366,253	552,596	36,749,174	37,301,770	91.0

D	157,030	283,477	440,507	707,435	1,147,942	2.8	93.8	93.0
E	100,459	103,893	204,352	115,671	320,023	0.8	94.6	93.8
F	97,623	97,003	194,626	183,814	378,440	0.9	95.5	95.2
G	95,450	57,747	153,197	224,754	377,951	0.9	96.4	96.0
H	747,093	346,976	1,094,069	389,013	1,483,082	3.6	100.0	100.0
Subtotal	1,197,655	889,096	2,086,751	1,620,687	3,707,438	9.0

Total in 2003	1,383,998	1,255,349	2,639,347	38,369,861	41,009,208	100.0
%	3.4	3.1	6.5	93.5	100.0
Total in 2002	1,285,010	1,234,259	2,519,269	31,389,289	33,908,558
%	3.8	3.6	7.4	92.6	100.0

At December 31, 2003 - In thousands of reais
BRADESCO
Allowance
Minimum Requirement							Additional	Existing	% (1) 2003	% (1) 2002
Risk Level	% Minimum Required Provision	Specific			Generic	Total
		Past Due	Falling Due	Total Specific
AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	64,778	64,778	52,075	116,853	0.9	0.9
B	1.0	617	1,288	1,905	32,976	34,881	14,700	49,581	1.4	1.5
C	3.0	3,740	7,122	10,862	203,695	214,557	209,576	424,133	5.9	3.2
Subtotal		4,357	8,410	12,767	301,449	314,216	276,351	590,567	1.6	1.1

D	10.0	15,702	28,347	44,049	70,742	114,791	224,827	339,618	29.6	28.8
E	30.0	30,137	31,167	61,304	34,701	96,005	52,965	148,970	46.5	47.5
F	50.0	48,811	48,502	97,313	91,907	189,220	72,746	261,966	69.2	68.9
G	70.0	66,815	40,423	107,238	157,328	264,566	57,839	322,405	85.3	91.4
H	100.0	747,093	346,976	1,094,069	389,013	1,483,082	-	1,483,082	100.0	100.0
Subtotal		908,558	495,415	1,403,973	743,691	2,147,664	408,377	2,556,041	68.9	71.3

Total in 2003		912.915	503,825	1,416,740	1,045,140	2,461,880	684,728	3,146,608	7.7
%		29.0	16.0	45.0	33.2	78.2	21.8	100.0
Total in 2002		867,289	548,610	1,415,899	793,035	2,208,934	428,498	2,637,432		7.8
%		32.9	20.8	53.7	30.1	83.8	16.2	100.0
(1)	Existing provision in relation to portfolio, by risk level.

g) Movement of allowance for loan losses

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO	BRADESCO
At December 31, 2001	2,941,297	2,249,451
- Specific provision (2)	1,730,687	1,416,385
- Generic provision (3)	978,678	661,746
- Additional provision (4)	231,932	171,320
Amount recorded	2,818,526	2,288,832
Amount written off	(2,328,821)	(1,900,851)
Balance derived from acquired institutions (1)	234,089	-
At December 31, 2002	3,665,091	2,637,432
- Specific provision (2)	1,943,451	1,415,899
- Generic provision (3)	1,217,036	793,035
- Additional provision (4)	504,604	428,498
Amount recorded	2,449,689	2,262,618
Amount written off	(2,226,217)	(1,753,442)
Balance derived from acquired institutions (5)	170,737	-
At December 31, 2003	4,059,300	3,146,608
- Specific provision (2)	1,816,523	1,416,740
- Generic provision (3)	1,383,691	1,045,140
- Additional provision (4)	859,086	684,728
(1)	Including Banco Mercantil de São Paulo S.A. - R$ 195,110 thousand; Banco BEA S.A. - R$ 6,696 thousand; Banco Cidade S.A. - R$ 16,600 thousand; and Potenza Leasing S.A. - R$ 15,683 thousand.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item.
(4)
The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified (Note 12f) according to the corresponding risk levels.

(5)	BBV Banco (now Banco Alvorada S.A.).

h) Recovery and renegotiation of credit operations

Expense for provision for loan losses, net of recoveries of written-off credits.

At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Amount recorded for the year	2,449,689	2,818,526	2,262,618	2,288,832

Amount recovered (1)	(476,253)	(379,668)	(350,416)	(272,124)
Expense net of recoveries	1,973,436	2,438,858	1,912,202	2,016,708
(1)	These recoveries are classified in income on credit operations.

The total renegotiated operations for the year are presented below:

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Amount renegotiated	1,842,816	2,140,121	1,367,968	1,740,679
Amount received and written off	(2,039,634)	(1,937,366)	(1,546,277)	(1,672,798)
Total net renegotiations for the period	(196,818)	202,755	(178,309)	67,881

i) Income on credit operations

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Discount of trade receivables and other loans	7,944,505	8,921,674	6,301,230	6,614,153
Financings	3,796,761	4,917,955	1,738,835	3,025,337
Rural and agribusiness loans	474,332	508,557	436,474	457,697
Subtotal	12,215,598	14,348,186	8,476,539	10,097,187
Recovery of credits written off as loss	476,253	379,668	350,416	272,124
Allocation of exchange variation of foreign branches and subsidiaries	(397,323)	999,075	-	-
Subtotal	12,294,528	15,726,929	8,826,955	10,369,311
Leasing, net of expenses	294,794	396,077	-	-
Total	12,589,322	16,123,006	8,826,955	10,369,311

13) OTHER RECEIVABLES

a)  Foreign exchange portfolio

Balance sheet accounts

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Assets - other receivables
Exchange purchases pending settlement	8,740,540	9,141,268	8,555,387	8,122,522
Exchange sale receivables	2,411,524	2,098,922	2,414,099	2,011,210
Foreign exchange acceptances and term documents in foreign currencies	33,824	40,922	30,470	36,136
Income receivable on advances granted	89,174	151,401	86,240	119,462
Less - Advances in local currency received	(172,525)	(274,707)	(169,792)	(175,181)
Less - Advances in foreign currency received	-	(1,131,508)	-	(1,131,508)
Total	11,102,537	10,026,298	10,916,404	8,982,641

Liabilities - Other liabilities
Exchange purchase payables	8,857,693	8,380,982	8,671,815	7,537,261
Exchange sales pending settlement	2,429,142	2,088,354	2,431,753	1,999,341
Less - Advances on foreign exchange contracts	(6,182,523)	(5,454,997)	(6,003,824)	(4,658,141)
Less - Advances in foreign currency received	-	(26,494)	-	(33,559)
Other	14,489	14,287	7,987	4,484
Total	5,118,801	5,002,132	5,107,731	4,849,386

Net exchange portfolio	5,983,736	5,024,166	5,808,673	4,133,255

Memorandum accounts
Open import credits	174,283	91,466	173,883	71,406

Foreign exchange transactions:

We present below the composition of foreign exchange transactions adjusted to improve the presentation of the effective results:

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Income on exchange transactions	11,959,103	14,943,901	11,433,422	13,388,974

Expenses for exchange transactions	(11,161,401)	(10,487,307)	(10,621,675)	(9,532,253)

Foreign exchange transactions	797,702	4,456,594	811,747	3,856,721

Adjustments:
- Income on foreign currency financing (1)	215,246	1,089,049	203,218	946,681
- Income on export financing (1)	21,131	17,544	5,177	8,987
- Income on foreign investments (2)	19,978	77,672	15,428	59,703
- Expenses for payables to foreign bankers (3)	(23,148)	(9,317)	(4,750)	(9,317)
- Expenses for foreign securities (4)	(706,099)	(5,245,160)	(761,296)	(4,615,142)
Total adjustments	(472,892)	(4,070,212)	(542,223)	(3,609,088)

Adjusted foreign exchange transactions	324,810	386,382	269,524	247,633
(1)	Income on export financing and foreign currency financing classified as income on credit operations.
(2)	Income on foreign investments classified as income on securities transactions.
(3)	Expenses for payables to foreign bankers relating to funds for financing advances on foreign exchange contracts and import financing, classified as expenses for borrowings and onlendings.
(4)	Expenses for foreign securities, classified as expenses for interest and charges on deposits .

b) Sundry

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Deferred tax assets (Note 35c)	5,840,569	4,960,311	3,171,861	2,639,830
Deposits in guarantee	1,728,431	1,308,611	785,651	507,812
Sundry receivables	1,448,216	1,195,641	1,055,001	929,509
Prepaid taxes	1,076,282	1,137,955	495,461	442,792
Receivables on purchase of assets	478,223	304,407	350,097	133,699
Payments to be reimbursed	385,075	349,685	136,379	165,412
Credit instruments receivable	307,796	342,916	99,861	13,885
Other	60,265	41,440	23,943	14,575
Total	11,324,857	9,640,966	6,118,254	4,847,514

14) OTHER ASSETS

a) Non-operating assets/other

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO			BRADESCO
	Cost	Provision for Loss	Residual Value	Cost	Provision for Loss	Residual Value
Property	370,746	(171,271)	199,475	131,804	(69,571)	62,233
Vehicles and similar	64,072	(39,586)	24,486	32,577	(21,991)	10,586
Goods subject to special conditions	24,799	(24,202)	597	11,897	(11,897)	-
Inventories/stores	19,609	-	19,609	9,874	-	9,874
Machinery and equipment	14,630	(7,816)	6,814	2,076	(249)	1,827
Other	93,138	(14,310)	78,828	23	(3)	20
Total in 2003	586,994	(257,185)	329,809	188,251	(103,711)	84,540
Total in 2002	679,515	(243,953)	435,562	290,812	(152,838)	137,974

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, expenses for commission on placement of auto sales financing , deferred selling expenses and expenses for the contract to provide banking services at Correios Post Office network post-office bank branches, which are amortized on a straight-line basis according to the contract terms.

15) INVESTMENTS

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

In thousands of reais
Investments in foreign branches and subsidiaries	Balance at December 31, 2002	Movement for the Year (3)	Balance at December 31, 2003

Bradesco - Grand Cayman	1,201,263	104,179	1,305,442
Alvorada Nassau (2)	-	772,693	772,693
Mercantil - Grand Cayman	502,447	(88,560)	413,887
Bradesco - New York	483,437	(80,685)	402,752
BCN - Grand Cayman	447,864	(48,271)	399,593
Bradport - SGPS, Sociedade Unipessoal, Lda. (4)	-	365,453	365,453
Banco Bradesco Luxembourg S.A. (1)	335,919	(44,860)	291,059
Boavista (Nassau, Grand Cayman and Banking)	155,860	40,755	196,615
Banco Bradesco Luxembourg S.A. (1)	134,848	(18,883)	115,965
Cidade Capital Markets Limited	104,166	(17,879)	86,287
Bradesco Securities, Inc.	3,432	61,067	64,499
Banco Bradesco Argentina S.A.	57,058	(2,073)	54,985
Bradesco Argentina de Seguros S.A.	12,974	395	13,369
Bradesco International Health Service, Inc.	966	(249)	717
Total	3,440,234	1,043,082	4,483,316
(1)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter's name maintained.
(2)	Acquired in June 2003.
(3)
Includes exchange variation in the amount of R$ (487,460) thousand, equity accounting in the amount of R$ 322,268 thousand, new acquisitions in the amount of R$ 997,668 thousand, capital increase in the amount of R$ 66,658 thousand and mark-to-market adjustment of securities available for sale in the amount of R$ 143,948 thousand.

(4)	Constituted in December 2003, through capital subscription with shares of Banco Espirito Santo S.A.

b) Composition of investments in the consolidated financial statements

	At December 31, 2003 - In thousands of reais
Associated Companies (total percentage ownership)	2003	2002
• IRB - Brasil Resseguros S.A. - (21.24%)	235,554	252,237
• CP Cimento e Participações S.A. - (12.48%)	48,578	48,578
• NovaMarlim Participações S.A. - (17.17%)	22,100	22,100
• Marlim Participações S.A. - (11.84%)	19,836	23,803
• BES Investimentos do Brasil S.A. - BI (19.99%)	17,428	14,959
• American Bank Note Ltda. - (22.50%)	16,449	16,449
• Other associated companies	9,990	16,880
Total in associated companies	369,935	395,006
• Other investments (1)	528,595	148,325
• Fiscal incentives	329,390	291,017
• Provision for:
• Fiscal incentives	(274,324)	(239,182)
• Other investments	(91,273)	(82,446)
Total consolidated investments	862,323	512,720
(1)	Includes, in 2003, the transfer of the investment in Banco Espírito Santo S.A. from current to permanent assets in the amounts of R$ 365,453 thousand.

c) Equity accounting was recorded in income under “Equity in the earnings of subsidiary and associated companies” and totals R$ 5,227 thousand (2002 - R$ 64,619 thousand) and R$ 1,984,408 thousand (2002 - R$ 2,107,463 thousand) on an unconsolidated basis and is presented as follows:

In thousands of reais
Company	Capital	Adjusted Net Equity	Number of Shares/Quotas Held (thousand)			Percentage Ownership	Adjusted Net Income (loss)	Book Value (unconsolidated)	Equity Accounting Adjustment (26)
			Common	Preferred	Quotas			December 31, 2003	December 31, 2003	December 31, 2002
I - CONSOLIDATED SUBSIDIARIES
A) Financial area									812,737	1,815,614
BCN and subsidiaries	2,270,089	3,228,028	12	-	-	100.000%	278,509	3,361,156	182,312	379,135
Banco BCN S.A. (1) (2)									(264,816)	(150,290)
Bancocidade - Corretora de Valores Mobiliários e de Câmbio Ltda. (3)									3,713	4,339
Bancocidade Leasing Arrendamento Mercantil S.A. (2)									28,791	(1,113)
Banco das Nações S.A. (4)									-	3,527
Banco de Crédito Real de Minas Gerais S.A. (2)									233,970	172,371
Banco Finasa S.A. (2)									(15,738)	79,876
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (2)									1,866	4,552
Boavista S.A. Arrendamento Mercantil (5)									13,709	4,008
Bradesco BCN Leasing S.A. Arrendamento Mercantil (2) (6)									53,607	47,122
Cidade Capital Markets Limited (2)									1,110	(11,542)
Finasa Promotora de Vendas Ltda. (2)									1,598	4,358
Potenza Leasing S.A. Arrendamento Mercantil (2) (7)									201,832	43,412
Foreign branches - Exchange gains(loss) (2)									(100,632)	163,554
Other subsidiaries									23,302	14,961
Banco Mercantil and subsidiaries	3,881,053	4,098,806	24,931,096	-	-	100.000%	152,816	4,181,937	22,714	134,062
Banco Mercantil de São Paulo S.A. (1) (2)									144,247	(183,990)
Banco Finasa de Investimento S.A. (12)									5,999	1,740
Banco Bradesco Luxembourg S.A. (2) (13)									10,555	15,239
Candelária Empreendimentos e Participações Ltda. (8)									-	4,828
Finasa Leasing Arrendamento Mercantil (9)									3,733	123
Foreign branches - Exchange gains(loss) (2)									(143,982)	284,491
Other subsidiaries									2,162	11,631
Banco Alvorada and subsidiaries (10)	2,686,572	2,652,196	6,217,482	-	-	100.000%	361,764	2,840,090	347,859	-
Banco Alvorada S.A. (1) (2) (10)									361,468	-
Alvorada Administradora de Cartões Ltda. (2) (11)									1,541	-
Alvorada Leasing Brasil S.A. Arrendamento Mercantil (2) (14)									2,345	-
Foreign branches/subsidiaries - Exchange gains (loss) (2)									(20,201)	-
Other subsidiaries									2,706	-
Other financial companies									259,852	1,302,417
Banco Baneb S.A. (1) (2)	1,475,556	1,719,456	50,996,119	77,366,434	-	99.941%	225,426	1,718,436	224,695	121,144
Banco BEA S.A. (15)	-	-	-	-	-	-	-	-	4,910	34,573
Banco Boavista Interatlântico S.A. and subsidiaries (1) (2)	164,074	605,363	1,678,390	-	-	100.000%	584,200	913,749	589,172	452,715
Banco Bradesco Argentina S.A. (1) (2)	64,938	54,985	29,999	-	-	99.999%	648	54,985	648	(12,156)
Banco Bradesco Luxembourg S.A. (1) (2) (13)	197,477	361,170	1	-	-	31.632%	5,277	115,965	5,278	(74)
Banco Finasa de Investimento S.A. (1) (2) (12)	319,047	356,825	1,749,746	-	-	97.404%	33,514	347,562	26,263	-
Boavista S.A. D.T.V.M. (16) (17)	-	-	-	-	-	-	-	-	(471,845)	(27,870)
Bradesco BCN Leasing S.A. Arrendamento Mercantil (1) (2) (6)	697,221	1,028,899	262	-	-	52.386%	63,179	585,514	63,179	-
Bradesco Leasing S.A. Arrendamento Mercantil (18)	-	-	-	-	-	-	-	-	3,612	56,509
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	45,000	65,591	375,999	-	-	99.999%	17,050	65,591	17,050	13,158
Bradesco Securities, Inc. (1) (2)	63,562	64,499	11	-	-	100.000%	3,909	64,499	3,909	(1,495)
BRAM - Bradesco Asset Management Ltda. and subsidiary (1) (2)	51,911	57,677	-	-	51,911	99.999%	4,405	57,676	4,405	9,786
Bradesco Consórcios Ltda. (1) (2)	14,795	19,206	-	-	14,795	99.999%	4,913	19,206	4,913	(727)
Bradport – SGPS, (Sociedade Unipessoal) LDA (1) (2) (21)	365,453	365,453	-	-	-	100.000%	-	365,453	-	-
Cia. Brasileira de Meios de Pagamento – VISANET (19)									11,502	44,014
Foreign branches/subsidiaries - Exchange gains (loss) (2)									(222,925)	611,985
Other financial companies									(4,914)	855
B) Insurance and Pension Plan area									642,224	653,279
Bradesco Seguros S.A. (1) (2)	1,301,000	3,505,159	625	-	-	99.697%	678,069	3,494,552	(20,544)	34,607
ABS - Empreendimentos Imobiliários, Participações e Serviços S.A. (20)									56,540	97,104
Atlântica Capitalização S.A. (2)									1,358	697
Bradesco Argentina de Seguros S.A. (2)									1,203	15,610
Bradesco Capitalização S.A. (2)									177,397	99,615
Bradesco Saúde S.A. (2)									2,309	76,200
Bradesco Vida e Previdência S.A. (2)									432,766	340,896
Finasa Seguradora S.A. (2)									10,550	12,987
União Novo Hamburgo Seguros S.A. (2)									(19,988)	(9,588)
Foreign subsidiaries - Exchange gains (loss) (2)									(1,005)	(15,881)
Other subsidiaries									1,638	1,032
C) Other activities									20,060	78,111
União de Comércio e Participações Ltda. (1) (2)	11,195	60,489	-	-	112	99.999%	(36,754)	60,489	(66,317)	(24,790)
Átria Participações S.A. (2)									1,647	29,724
BUS Holding S.A. (22)									-	9,757
Latasa S.A. (23)									43,895	79,592
Nova Paiol Participações S.A. (2)									(1,568)	741
Other subsidiaries									42,403	(16,913)
Total consolidated subsidiaries									1,475,021	2,547,004

II - Unconsolidated
BES Investimento do Brasil S.A. - Banco de Investimento (19)									4,509	852
IRB-Brasil Resseguros S.A. (19)									32,123	62,300
Tigre S.A. - Tubos e Conexões (24)									-	15,607
UGB Participações S.A. (25)									(34,657)	(7,624)
Other associated companies								69,212	3,252	(6,516)
Total unconsolidated									5,227	64,619

Subtotal								18,316,072	1,480,248	2,611,623

Reversal of (Provision) for exchange variation									504,160	(504,160)

Total								18,316,072	1,984,408	2,107,463

(1)	Direct subsidiary.
(2)	Information at December 31, 2003.
(3)	Merged into BCN Corretora de Títulos e Valores Mobiliários S.A. in September 2003.
(4)	Merged into Banco BCN S.A. in July 2002.
(5)	Merged into Banco Boavista Interatlântico S.A. in December 2003.
(6)	Previously named BCN Leasing Arrendamento Mercantil S.A.
(7)	Previously named Ford Leasing S.A. - Arrendamento Mercantil.
(8)	Merged into Banco Finasa de Investimento S.A. in November 2002.
(9)	Merged into BCN Leasing S.A. Arrendamento Mercantil in April 2003.
(10)	Formerly Banco Bilbao Vizcaya Argentaria Brasil S.A. – BBV Banco acquired in June 2003.
(11)	Formerly BBV Administradora de Cartões Ltda. acquired in June 2003.
(12)	Became a direct subsidiary of Banco Bradesco S.A. in May 2003.
(13)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter's name maintained.
(14)	Formerly BBV Leasing Brasil S.A. Arrendamento Mercantil.
(15)	Merged into Banco Baneb S.A. in April 2003.
(16)	Merged into Banco Mercantil de São Paulo S.A. in February 2003.
(17)	Includes extraordinary amortization of goodwill of Mercantil, net of taxes (Note 31).
(18)	Merged into BCN Leasing in February 2003.
(19)	Information at November 30, 2003.
(20)	Merged into Bradesco Capitalização S.A. in December 2003.
(21)	Formed in December 2003.
(22)	Sold in November 2002.
(23)	Sold in October 2003.
(24)	Investment sold in the second quarter of 2003.
(25)	Information at October 31, 2003.
(26)
Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

These are stated at cost plus restatements through December 31, 1995. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets. We present below the composition of property and equipment in use and leased assets:

		At December 31, 2003 - In thousands of reais
		CONSOLIDATED BRADESCO			BRADESCO
	Rate	Cost	Depreciation	Residual Value	Cost	Depreciation	Residual Value
Land and buildings in use:
-Buildings	4%	927,661	(452,819)	474,842	331,738	(191,351)	140,387
-Land	-	471,074	-	471,074	94,752	-	94,752
Installations, furniture and equipment in use	10%	1,855,513	(981,993)	873,520	1,271,963	(628,376)	643,587
Security and communications systems	10%	140,996	(74,242)	66,754	113,376	(59,446)	53,930
Data processing systems	20 to 50%	1,374,891	(1,065,423)	309,468	1,113,765	(861,386)	252,379
Transport systems	20%	26,881	(12,900)	13,981	22,364	(10,307)	12,057
Other	-	82,355	-	82,355	25,301	-	25,301
Subtotal	-	4,879,371	(2,587,377)	2,291,994	2,973,259	(1,750,866)	1,222,393
Leased assets	-	63,812	(29,450)	34,362	-	-	-
Total in 2003	-	4,943,183	(2,616,827)	2,326,356	2,973,259	(1,750,866)	1,222,393
Total in 2002	-	5,259,557	(2,701,285)	2,558,272	2,695,173	(1,631,231)	1,063,942

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$  739,242 thousand, based on appraisal reports prepared by independent experts in 2003 and 2002.

The permanent assets to stockholders' equity ratio in relation to consolidated reference equity is 26.41% on a consolidated basis and 40.78% on a consolidated financial basis, within the maximum 50% limit.

17) DEFERRED CHARGES

a) Goodwill

Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of BCN - R$ 133,128 thousand (2002 - R$ 167,119 thousand); Boavista - R$ 308,386 thousand (2002 - R$ 353,516 thousand); BEA - R$ 55,045 thousand (2002 - R$ 59,865 thousand); Mercantil - R$ 83,131 thousand (2002 - R$ 709,311 thousand); Banco Cidade - R$ 133,130 thousand (2002 - R$ 172,094 thousand); BBV Banco (now Banco Alvorada S.A.) - R$ 187,894 thousand; and Bradesco BCN Leasing S.A. Arrendamento Mercantil in the amount of R$ 46,515 thousand (2002 - R$ 53,716 thousand). Amortization of goodwill for the first half of 2003 totaled R$ 1,035,080 thousand (2002 - R$ 237,558 thousand), of which R$  798,540 thousand comprises extraordinary amortization of goodwill mainly in Banco Mercantil de São Paulo S.A. in the amount of R$ 680,759 thousand (Note 31). Remaining goodwill will be amortized over a period varying from 3 to 10 years.

b) Other deferred charges

We present below the composition of other deferred charges

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO			BRADESCO
	Cost	Amortization	Residual Value	Cost	Amortization	Residual Value
Systems development	947,338	(521,359)	425,979	798,517	(455,799)	342,718
Other deferred charges	176,720	(51,261)	125,459	126,055	(39,509)	86,546
Total in 2003	1,124,058	(572,620)	551,438	924,572	(495,308)	429,264
Total in 2002	1,037,559	(568,525)	469,034	670,785	(372,031)	298,754

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

a) Deposits and deposits received under security repurchase agreements

	At December 31, 2003 - In thousands of reais
	Up to 30 Days	From 31 to 60 Days	From 61 to 90 Days	From 91 to 180 Days	From 181 to 360 Days	From 1 to 3 Years	More than 3 Years	Total Consolidated	Total Bradesco
• Demand deposits (1)	12,909,168	-	-	-	-	-	-	12,909,168	11,974,072
• Savings deposits (1)	22,140,171	-	-	-	-	-	-	22,140,171	21,370,959
• Interbank deposits	27,159	15	15	108	4,103	-	-	31,400	4,212,371
• Time deposits	3,679,371	927,669	901,295	1,642,988	2,897,687	12,682,408	211,728	22,943,146	19,232,640
• Deposits received under security repurchase agreements (2)	21,504,167	3,368,433	5,653,606	540,306	30,268	1,541,120	154,825	32,792,725	34,251,253
Total in 2003	60,260,036	4,296,117	6,554,916	2,183,402	2,932,058	14,223,528	366,553	90,816,610	91,041,295
Total in 2002	49,722,312	663,336	2,488,837	1,896,417	3,475,263	13,020,309	1,109,654	72,376,128	63,712,056
(1)	Demand and savings deposits are classified as up to 30 days, without considering the average historical turnover.
(2)
Includes R$ 5,454,628 thousand in liabilities subject to purchase and sale commitments with unrestricted securities and R$ 11,512,199 thousand in investment fund resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

b) Funds from acceptance and issuance of securities

	At December 31, 2003 - In thousands of reais
	Up to 30 Days	From 31 to 60 Days	From 61 to 90 Days	From 91 to 180 Days	From 181 to 360 Days	From 1 to 3 Years	More than 3 Years	Total Consolidated	Total Bradesco
Securities - Local
• Mortgage notes	50,864	16,353	55,865	238,803	609,797	59,174	-	1,030,856	915,600
• Debentures	3,689	3,602	-	-	-	-	-	7,291	-
Subtotal	54,553	19,955	55,865	238,803	609,797	59,174	-	1,038,147	915,600
Securities - Foreign: (1)
• Eurobonds	40,652	-	709,149	-	1,307,351	288,840	-	2,345,992	2,366,798
• Securitization of the future flow of payment orders received from abroad	-	7,368	-	-	-	244,541	898,656	1,150,565	1,150,565
• Securitization of the future flow of credit card bill receivables from foreign cardholders abroad	-	2,021	-	-	-	163,928	624,664	790,613	790,613
• Commercial paper	-	74	-	563,939	4,334	-	-	568,347	545,627
• Fixed-rate euronotes	3,879	879	-	129,928	1,511	126,173	-	262,370	-
• Euronotes	31,172	-	28,884	180,508	-	-	-	240,564	240,564
• MTN Program Issues	-	-	-	-	-	234,667	-	234,667	234,667
• Promissory notes	801	-	-	82,953	14,446	14,446	-	112,646	112,646
• Euro CD issued	89,300	2,389	7,541	-	3,755	-	-	102,985	102,985
Subtotal	165,804	12,731	745,574	957,328	1,331,397	1,072,595	1,523,320	5,808,749	5,544,465
Total in 2003	220,357	32,686	801,439	1,196,131	1,941,194	1,131,769	1,523,320	6,846,896	6,460,065
%	3.2	0.5	11.7	17.5	28.4	16.5	22.2	100.0
Total in 2002	168,578	551,689	21,679	1,119,367	542,098	733,431	-	3,136,842	2,645,339
%	5.3	17.6	0.7	35.7	17.3	23.4	-	100.0
(1)
These consist of funds obtained from banks abroad and official institutions from the issuance of notes in the international market (Eurobonds) and under National Monetary Council (CMN) Resolution 2770/2000 for (i) onlending to local customers, repayable monthly through 2011, with interest payable semiannually at LIBOR or prime rate, plus a spread, and (ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

c) Expenses with funding and price-level restatement and interest on technical reserves

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Time deposits	4,626,211	3,280,792	3,613,576	2,417,767
Deposits received under security repurchase agreements	3,959,086	2,047,633	4,277,016	1,973,219
Expenses for price-level restatement of technical reserves	3,120,342	2,241,283	-	-
Savings deposits	2,037,770	1,590,269	1,936,533	1,503,706
Funds from issuance of securities	113,871	2,593,099	(123,212)	1,485,232
Allocation of exchange variation of foreign branches and subsidiaries	(504,463)	1,246,888	-	-
Other funding expenses	303,022	234,646	969,364	384,506
Total	13,655,839	13,234,610	10,673,277	7,764,430

19) BORROWINGS AND ONLENDINGS

a) Borrowings

	At December 31, 2003 - In thousands of reais
	Up to 30 Days	31 to 60 Days	61 to 90 Days	91 to 180 Days	181 to 360 Days	1 to 3 Years	More than 3 Years	Total Consolidated	Total Bradesco
Local:
• Official institutions	2,070	-	-	-	-	-	-	2,070	-
• Other institutions	-	-	-	-	4,010	-	-	4,010	-
Foreign	1,375,402	948,608	683,934	2,749,793	682,444	777,095	-	7,217,276	7,164,512
Total in 2003	1,377,472	948,608	683,934	2,749,793	686,454	777,095	-	7,223,356	7,164,512
%	19.1	13.1	9.4	38.1	9.5	10.8	-	100.0	-
Total in 2002	2,659,244	876,970	1,232,973	2,080,892	980,500	1,550,476	9,575	9,390,630	7,886,962
%	28.3	9.3	13.1	22.2	10.5	16.5	0.1	100.0	-

b) Onlendings

	At December 31, 2003 - In thousands of reais
	Up to 30 Days	31 to 60 Days	61 to 90 Days	91 to 180 Days	181 to 360 Days	1 to 3 Years	More than 3 Years	Total Consolidated	Total Bradesco
Local:
• Government Agency for Machinery and Equipment Financing - FINAME	125,143	93,083	102,162	383,118	620,706	1,671,179	643,575	3,638,966	2,288,553
• National Bank for Economic and Social Development - BNDES	107,668	51,580	63,386	224,604	408,286	1,709,755	838,183	3,403,462	3,227,562
• Federal Savings Bank - CEF	15,897	23	70	10,997	28,253	117,451	286,862	459,553	1,443
• National Treasury	-	-	51,398	-	-	-	-	51,398	51,398
• Other institutions	887	-	-	-	-	-	-	887	887
Foreign:
• For onlending to housing loan borrowers	989	10,309	15	1,714	1,379	2,755	-	17,161	16,808
Total in 2003	250,584	154,995	217,031	620,433	1,058,624	3,501,140	1,768,620	7,571,427	5,586,651
%	3.3	2.0	2.9	8.2	14.0	46.2	23.4	100.0	-
Total in 2002	610,427	162,965	124,815	805,459	806,186	2,510,361	2,027,510	7,047,723	5,091,259
%	8.7	2.3	1.8	11.4	11.4	35.6	28.8	100.0	-

c) Expenses for borrowings and onlendings

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Loans:
• Local	2,678	35,679	-	-
• Foreign	91,717	171,165	82,630	165,224
Subtotal	94,395	206,844	82,630	165,224

Local onlendings:
• FINAME	328,234	328,852	187,780	152,687
• BNDES	247,118	762,297	215,792	730,558
• CEF	36,871	26,283	-	-
• National Treasury	3,955	1,468	3,955	1,468
• Other institutions	79	125	845	2,618
Foreign onlendings:
• Payables to foreign bankers	487,381	5,549,459	530,021	4,883,703
• Other expenses for foreign onlendings	(79,839)	218,251	20,205	179,455
Subtotal	1,023,799	6,886,735	958,598	5,950,489
Allocation of exchange variation of foreign branches and subsidiaries	(34,815)	100,582	-	-
Total	1,083,379	7,194,161	1,041,228	6,115,713

20) CONTINGENT LIABILITIES

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization's legal advisors, the types of lawsuit, similarity with previous suits and complexity, available jurisprudence and court sentences, whenever loss is deemed probable.

The Organization's Management considers that the provision recorded for contingencies is sufficient to cover probable losses generated by the corresponding legal proceedings.

Labor claims

Labor claims are generated by normal employee turnover matters and mostly comprise claims for unpaid overtime.

From 1992, employee hours are controlled electronically and accordingly claims on an individual basis are, for the most part, no longer significant.

Civil suits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, these claims do not comprise facts which could cause a significant effect on financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded, segregated by legal sphere are as follows:

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Labor claims	819,044	606,870	523,737	353,727
Civil suits	375,629	308,128	172,882	176,152
Subtotal (1)	1,194,673	914,998	696,619	529,879
Tax proceedings (2)	2,815,716	2,774,524	893,666	1,137,588
Total	4,010,389	3,689,522	1,590,285	1,667,467
(1)	See Note 22.
(2)	Recorded under “Other Liabilities - Taxes and Social Security Contributions”.

21) SUBORDINATED DEBT

Subordinated debt has the following characteristics:

At December 31, 2003 - In thousands of reais
Notes	Date Issued	Transaction	Maturity	Remuneration	Consolidated Bradesco
					2003	2002
Subordinated debt	December/2001	353,700	2011	U.S. debt notes + 5.5% p.a.	417,811	524,049
Subordinated debentures	December/2001	600,000	2008	100.0% of CDI + 0.75% p.a.	627,408	629,811
Subordinated CDB	March/2002	549,000	2012	100.0% of DI - CETIP	746,144	605,231
Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	392,815	480,387
Subordinated CDB	July/2002	41,201	2012	100% of CDI + 0.75% p.a.	56,906	45,810
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI	257,380	207,684
Subordinated CDB	October/2002	500,000	2012	100% of CDI + 0.87% p.a.	645,720	519,193
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI	42,940	34,721
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI	83,201	67,347
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI	84,788	68,631
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI	171,572	138,733
Subordinated debt	October/2003	1,434,750	2013	8.75% rate p.a.	1,468,125	-
Total		4,293,837			4,994,810	3,321,597
(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

22) OTHER LIABILITIES - SUNDRY

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Sundry creditors	1,903,373	1,598,307	1,126,293	718,279
Provision for contingent liabilities (civil and labor) (1)	1,194,673	914,998	696,619	529,879
Provision for accrued liabilities	1,101,388	853,618	519,648	436,391
Acquisition of assets and rights	153,686	230,186	60,400	36,785
Official operating agreements	133,964	124,573	125,131	106,672
Provision for exchange variation (2)	-	504,160	-	278,244
Other	214,408	214,597	159,376	151,313
Total	4,701,492	4,440,439	2,687,467	2,257,563
(1)	See Note 20.
(2)	See Note 15c.

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

a) Technical reserves

	At December 31, 2003 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL
	2003	2002	2003	2002	2003	2002	2003	2002
Technical reserves - Current:
Unearned premiums	1,046,236	868,370	31,422	27,086	-	-	1,077,658	895,456
Loss reserve -IBNR	618,396	461,757	150,524	84,605	-	-	768,920	546,362
Mathematical reserve for benefits granted	-	-	217,207	181,470	527,485	129,721	744,692	311,191
Unsettled claims	345,723	310,812	150,365	81,631	-	-	496,088	392,443
Provision for redemptions	-	-	-	-	183,794	136,409	183,794	136,409
Provision for draws and redemptions	-	-	56,925	33,070	-	-	56,925	33,070
Other reserves	20,285	16,856	103,526	9,538	87,958	21,536	211,769	47,930
Subtotal	2,030,640	1,657,795	709,969	417,400	799,237	287,666	3,539,846	2,362,861

Technical reserves liability:
Mathematical reserve of benefits to be granted	-	-	17,395,687	11,710,565	1,054,970	1,306,965	18,450,657	13,017,530
Mathematical reserve for benefits granted	-	-	1,826,797	1,567,759	-	-	1,826,797	1,567,759
Other reserves	-	-	2,591,652	2,207,329	-	-	2,591,652	2,207,329
Subtotal	-	-	21,814,136	15,485,653	1,054,970	1,306,965	22,869,106	16,792,618
	-
Total	2,030,640	1,657,795	22,524,105	15,903,053	1,854,207	1,594,631	26,408,952	19,155,479

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

We present below the amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

	At December 31, 2003 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL
	2003	2002	2003	2002	2003	2002	2003	2002
Government securities and corporate bonds	1,758,170	1,209,985	23,240,318	15,601,364	1,752,985	1,414,197	26,751,473	18,225,546
Listed company stock	77,942	174,982	826,079	971,992	280,850	220,014	1,184,871	1,366,988
Credit rights	346,502	272,479	-	-	-	-	346,502	272,479
Real estate	45,902	64,803	1,537	31,364	5,793	8,789	53,232	104,956
Total	2,228,516	1,722,249	24,067,934	16,604,720	2,039,628	1,643,000	28,336,078	19,969,969

c) Income on Premiums retained for insurance, private pension plans and savings bonds

	At December 31, 2003 - In thousands of reais
	2003	2002
Coinsurance premiums assigned	6,767,635	5,833,765
Private pension plan contributions (*)	5,665,357	4,188,250
Income on savings bond certificates	1,155,936	1,019,729
Premiums reimbursed	(311,318)	(206,165)
Premiums issued	(165,714)	(148,195)
Overall net revenue	13,111,896	10,687,384
Reinsurance premiums assigned	(617,053)	(552,511)
Premiums retained for insurance, private pension plans and savings bonds	12,494,843	10,134,873
(*)	Includes long-term life VGBL insurance (Vida Gerador de Benefícios Livres ).

24) MINORITY INTEREST IN SUBSIDIARIES

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO
	2003	2002
Financial area:
Banco Mercantil de São Paulo S.A.	-	111,424
Banco BEA S.A.	-	16,617
Banco Finasa de Investimento S.A.	9,263	7,447
Bradesco Templeton Asset Management Ltda.	4,733	3,006
Banco Baneb S.A.	1,019	469
Other minority interest	350	584
Subtotal	15,365	139,547
Insurance and pension plan area:
Indiana de Seguros S.A.	32,796	30,966
União Novo Hamburgo Seguros S.A.	9,895	11,930
Bradesco Seguros S.A.	10,607	8,468
Other minority interest	1,492	1,924
Subtotal	54,790	53,288
Other activities:
Sete Quedas Empreendimentos Imobiliários e Participações Ltda.	40,168	40,622
Pevê Predios S.A.	-	20,079
Pevê Finasa Participações e Prédios S.A.	-	11,199
Other minority interest	2,406	6,329
Subtotal	42,574	78,229
Total	112,729	271,064

25) STOCKHOLDERS' EQUITY (PARENT COMPANY)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

	At December 31, 2003
	Total	Treasury Stock	Outstanding Shares
Common stock	798,940,057,872	(574,800,000)	798,365,257,872
Preferred stock	786,939,365,428	-	786,939,365,428
Total	1,585,879,423,300	(574,800,000)	1,585,304,623,300

	At December 31, 2002
	Total	Treasury Stock	Outstanding Shares
Common stock	729,140,590,385	(9,797,900,000)	719,342,690,385
Preferred stock	708,537,611,452	-	708,537,611,452
Total	1,437,678,201,837	(9,797,900,000)	1,427,880,301,837

b) We present below the movement of capital stock

	Total Shares
	Common Stock	Preferred Stock	Total

At December 31, 2002	729,140,590,385	708,537,611,452	1,437,678,201,837
Cancellation of shares for the year period	(9,797,900,000)	-	(9,797,900,000)
Subscription of shares for the year period	33,652,745,021	33,147,254,979	66,800,000,000
Allocation of shares to minority stockholders of Banco Mercantil	10,462,433,059	10,305,279,290	20,767,712,349
Allocation of shares to minority stockholders of Banco Alvorada S.A.	35,482,189,407	34,949,219,707	70,431,409,114
At December 31, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300
Shares acquired and not cancelled	(574,800,000)	-	(574,800,000)
Number of outstanding shares at December 31, 2003	798,365,257,872	786,939,365,428	1,585,304,623,300

At the Extraordinary General Meeting held on January 10, 2003, approval was given for the cancellation of 9,797,900,000 common nominative-registered shares, of the Bank's own capital, with no par value, held in treasury, without decreasing capital, which were acquired by the Bank by decision of the Board of Directors at the meetings held on April 1, July 11 and November 26, 2002.

At the Extraordinary General Meeting held on March 10, 2003, approval was given to increase capital by R$ 399,000 thousand to R$ 5,599,000 thousand, through the capitalization of the balance of the following reserve: “Capital reserve - Share premium” - R$ 7,435 thousand and a portion of the “Revenue reserve - Statutory” account - R$ 391,565 thousand, with no new issue of shares pursuant to Clause One of Article 169 of Law 6404/76.

At the Extraordinary General Meeting held on March 31, 2003, approval was given to ratify the capital increase approved at the Extraordinary General Meeting held on January 10, 2003 in the amount of R$ 501,000 thousand from R$ 5,599,000 thousand to R$ 6,100,000 thousand, through the subscription of 66,800,000,000 new nominative-registered shares with no par value, of which 33,652,745,021 are common and 33,147,254,979 are preferred shares.

At the Extraordinary General Meeting held on March 31, 2003, approval was given for the incorporation of the shares of the minority stockholders of Banco Mercantil, transforming Mercantil into a wholly owned subsidiary of Bradesco, with a a capital increase in the amount of R$ 158,735 thousand, from R$ 6,100,000 thousand to R$ 6,258,735 thousand, through the issue of 20,767,712,349 new nominative-registered shares with no par value, of which 10,462,433,059 are common and 10,305,279,290 are preferred shares, in the proportion of 23.94439086 Bradesco shares for each Banco Mercantil share and of which 12.06279162 are common and 11.88159924 are preferred shares, to be attributed to the minority stockholders of Banco Mercantil, regardless of the type of shares held by them in Mercantil. At the same meeting, approval was given to increase capital by R$ 41,265 thousand to R$ 6,300,000 thousand through the capitalization of a portion of the account balance of “Revenue reserve - Statutory”, with no new issue of shares.

At the Extraordinary General Meeting held on June 9, 2003, approval was given for the incorporation of the shares of the stockholders of BBV Banco (now Banco Alvorada S.A.), transforming BBV Banco into a wholly owned subsidiary of Bradesco, with a capital increase of R$ 630,000 thousand, from R$ 6,300,000 thousand to R$ 6,930,000 thousand, through the issue of 70,431,409,114 new nominative-registered shares, with no par value, of which 35,482,189,407 are common and 34,949,219,707 are preferred shares, in the proportion of 44.422475667 Bradesco shares for each BBV Banco share, of which 22.379315072 are common and 22.043160595 are preferred shares, to be attributed to the minority stockholders of BBV Banco, regardless of the type of shares held by them in BBV Banco. At the same meeting, approval was given to increase capital by R$ 70,000 thousand to R$ 7,000,000 thousand, through the capitalization of a portion of the account balance of “Revenue reserve - Statutory”, with no new issue of shares.

At the Extraordinary General Meeting held on December 17, 2003, approv al was given for a 1-for- 1 0,000 reverse split of Bradesco's stock . This process was approved by BACEN on January 6, 2004 and the stockholders, at their own discretion, will be able to adjust their stock positions by type and in multiples of 10,000 through March 19, 2004, at the stock exchanges.

At the Board of Directors Meetings held on August 6, November 7 and December 9, 2003, approval was given for the acquisition of up to 120 billion nominative-registered shares, with no par value, of which 45 billion are common and 75 billion are preferred shares, to be held in treasury and subsequently sold or cancelled, with no capital decrease. Up to December 31, 2003, 574,800,000 common shares, in the amount of R$ 7,342 thousand were acquired and remained in treasury. The minimum, average weighted and maximum cost, per thousand shares is respectively R$ 10.17458, R$ 12.77258 and R$ 13.46496 and the market value of these shares at December 31, 2003 was R$ 13.45 per thousand shares.

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank's statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404/76, as amended by Law 10303/2001.

In conformity with the Bank's statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to or exceed twice the amount of such interest.

At the Board of Directors meeting held on March 5, 2003, approval was given to increase monthly interest attributed to own capital, paid in advance to stockholders, by 20%, from R$ 0.0117650 to R$ 0.0141180, per thousand common shares and from R$ 0.0129415 to R$ 0.0155298, per thousand preferred shares, effective as from March 2003.

It is the Bank's policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital - January 1 to December 31, 2003

In Thousand of reais
	Per Thousand Shares (Gross)		Amount Paid/Accrued	IRRF (15%)	Amount Paid/Accrued
Details	Common	Preferred
Monthly	0.1647100	0.1811810	262,687	39,403	223,284
Interim (1)	0.1411800	0.1552980	231,915	34,787	197,128
Accrued (2)	0.5121493	0.5633643	852,416	127,863	724,553
Total	0.8180393	0.8998433	1,347,018	202,053	1,144,965
(1)	Declared on June 30, 2003 and paid on July 31, 2003.
(2)	Declared on December 5, 2003, to be paid on March 10 , 2004.

In 2003, interest attributed to own capital was paid and proposed as follows:

	In thousands of reais	% (1)

Net income for the year	2,306,339
Legal reserve	(115,317)
Calculation base	2,191,022

Monthly interest attributed to own capital, paid and payable for the period from February 1, 2003 to January 2, 2004	262,687
Complementary interest attributed to own capital paid in July	231,915
Complementary interest attributed to own capital (payable)	852,416
Interest attributed to own capital (gross)	1,347,018	61.48%
Withholding tax on interest attributed to own capital - 15%	(202,053)
Interest attributed to own capital (net) in 2003	1,144,965	52.26%
Interest attributed to own capital (net) in 2002	804,936	41.89%
(1)	Percentage of interest attributed to own capital on the calculation base

26) COMMISSIONS AND FEES

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Checking account	1,106,995	880,614	1,007,576	803,724
Credit Cards	817,771	638,811	363,446	298,938
Fund management services	609,121	460,215	373,449	323,182
Collection	595,296	555,832	524,408	476,912
Credit operations	579,248	407,295	454,300	372,292
Interbank charges	256,540	253,794	223,591	212,389
Receipt of taxes	185,691	168,477	164,084	147,114
Revenue from custody and brokerage services	39,305	38,072	11,924	10,112
Other	366,894	308,626	55,217	54,655
Total	4,556,861	3,711,736	3,177,995	2,699,318

27) PERSONNEL EXPENSES

	At December 31, 2003 - In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2003	2002	2003	2002
Remuneration	2,379,571	2,035,846	1,705,929	1,379,157
Benefits	964,334	715,785	739,576	551,855
Social charges	831,487	752,560	595,846	523,125
Employee profit sharing (1)	170,579	139,764	123,998	101,129
Single payment bonus	99,045	75,639	90,516	63,011
Training	61,168	48,993	45,332	41,441
Other	273,307	307,026	321,028	240,000
Total	4,779,491	4,075,613	3,622,225	2,899,718
(1)
The amount corresponds to 7.4% of net income for the year (2002 - 6.9%) and 5.4% (2002 - 5.0%) on an unconsolidated basis, in conformity with the Bank Clerks' Trade Union Collective Bargaining Agreement.

28) ADMINISTRATIVE EXPENSES

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Third-party services	798,672	673,434	503,768	415,092
Communications	622,543	547,544	440,506	381,072
Depreciation and amortization	529,956	417,680	359,223	262,285
Advertising and publicity	372,188	320,328	173,267	147,815
Transport	368,477	296,614	280,957	222,488
Financial system services	356,972	331,558	317,453	283,508
Rents	287,397	200,088	253,449	180,985
Leasing	278,972	223,179	260,741	206,726
Data processing	274,119	228,403	171,062	145,635
Maintenance and repairs	242,463	214,584	252,672	221,377
Materials	172,529	146,832	117,948	96,348
Water, electricity and gas	114,844	89,887	89,484	68,180
Travel	64,088	59,162	20,394	19,645
Other	331,044	279,084	102,849	65,723
Total	4,814,264	4,028,377	3,343,773	2,716,879

29) OTHER OPERATING INCOME

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Reversal of other operating provisions (1)	1,119,033	138,437	463,465	86,789
Other financial revenue	412,201	568,561	174,687	153,043
Income derived from recoveries of charges and expenses	125,011	133,961	50,618	75,972
Income on sale of goods	122,215	155,942	-	-
Other	340,908	324,085	65,448	107,604
Total	2,119,368	1,320,986	754,218	423,408
(1) Includes reversal of provision for exchange variation.

30) OTHER OPERATING EXPENSES

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Other financial expenses	1,125,475	1,062,248	146,879	141,764
Cost of sales and services	406,490	292,324	-	-
Expenses from sundry losses	393,297	319,613	387,825	309,711
Amortization of goodwill	236,540	237,558	194,946	120,019
Expenses for other operating provisions	154,287	396,888	150,036	329,935
Provision for exchange variation (1)	-	504,160	-	-
Other	343,096	334,836	221,550	199,679
Total	2,659,185	3,147,627	1,101,236	1,101,108
(1) On an unconsolidated basis, in 2002, the provision for exchange variation in the amount of R$ 278,244 thousand was recorded in the “Equity in the earnings of subsidiary and associated companies”.

31) NON-OPERATING INCOME

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Extraordinary amortization of goodwill (1)	(798,540)	-	-	-
Gains on auctions of branches	210,825	280,785	115,351	171,551
Loss (profit) on sale of assets and investments (2)	(161,438)	(136,314)	(26,539)	(126,293)
Non-operating provisions recorded reversed	(67,049)	(37,791)	47,624	(33,466)
Other	(24,874)	79,662	37,751	23,078
Total	(841,076)	186,342	174,187	34,870
(1) Goodwill in the amount of R$ 798,540 thousand was amortized on an extraordinary basis during the year, of which R$ 680,759 thousand was held by Boavista DTVM in Banco Mercantil S.A., following the merger approved on March 31, 2003.
(2) Includes, on an unconsolidated basis, in 2003, income on the sale of shares of Latasa S.A., in the amount of R$ 117,655 thousand. On a consolidated basis, the income in the amount of R$ 195,386 thousand was classified in income on security transactions.

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The main transactions with subsidiary and associated companies were carried out at average market terms and prices at the time of the transactions and are summarized below:

	At December 31, 2003 - In thousands of reais

	2003		2002

	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)

Interest attributed to own capital and dividends (a):
Banco Boavista Interatlântico S.A.	421,480	-	111,086	-
Bradesco Seguros S.A.	146,591	-	86,883	-
Banco BCN S.A.	79,785	-	88,285	-
Banco Baneb S.A.	63,530	-	35,117	-
União de Comércio e Participações Ltda.	-	-	23,500	-
Other subsidiary and associated companies	26,019	-	18,108	-

Exchange purchases pending settlement (b):
Banco BCN S.A.	11,185	2,081	12,025	4,340
Banco Mercantil de São Paulo S.A.	-	2,145	13,024	3,369
Other subsidiary and associated companies	-	22	-	-

Pre-export operations (c):
Banco BCN S.A. – foreign	97,075	3,197	33,429	10,162
Banco Mercantil de São Paulo S.A. - foreign	-	301	28,159	3,986
Banco Boavista Interatlântico S.A. - foreign	-	-	456	34,836
Other subsidiary and associated companies	-	-	-	17

Exchange purchase payables (d):
Banco BCN S.A.	(11,138)	(1,266)	(11,950)	(4,618)
Banco Mercantil de São Paulo S.A.	-	-	(12,239)	(1,402)
Other subsidiary and associated companies	-	-	-	(526)

Advances in foreign currencies granted:
Banco Mercantil de São Paulo S.A.	-	-	7,065	-

Demand deposits:
Bradesco Vida e Previdência S.A.	(25,716)	-	(1,078)	-
Banco BCN S.A. – foreign	(24,913)	-	(28,938)	-
Bradesco Seguros S.A.	(4,609)	-	(42)	-
Banco Boavista Interatlântico S.A. - foreign	(1,205)	-	(1,758)	-
Cidade Capital Markets Limited - foreign	(754)	-	(5,036)	-
Banco Mercantil de São Paulo S.A. - foreign	(604)	-	(12,352)	-
Other subsidiary and associated companies	(12,387)	-	(8,656)	-

Time deposits:
Bradesco Capitalização S.A.	(63,389)	(1,668)	-	-
Cia. Finasa Securitizadora de Créditos Financeiros	(10,095)	(879)	-	-
Bradesco Seguros S.A.	(3,027)	(623)	(26,541)	(3,061)
Bradesco Argentina de Seguros S.A.	(282)	(450)	(49,078)	(1,068)
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	(7,147)	-	(73)
Átria Participações S.A.	-	(2,716)	(43,374)	(3,374)
Cidade Capital Markets Limited - foreign	-	(287)	(100,346)	(372)
Banco BCN S.A. - foreign	-	(151)	-	(26,442)
Other subsidiary and associated companies	(14,395)	(4,458)	(18,684)	(10,554)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	502	-	-	-
Banco Bradesco Argentina S.A.	22	-	22	-

Foreign currency investments:
Banco Bradesco Luxembourg S.A.	21,860	-	-	-

Deposits/Interbank deposits (e):
Deposits:

Bradesco BCN Leasing S.A. Arrendamento Mercantil	(2,026,893)	(416,968)	(749,661)	(123,628)
Banco BCN S.A.	(793,691)	(30,035)	(224,076)	(1,073)
Banco Alvorada S.A. –foreign	(770,622)	(75,091)	-	-
Banco Mercantil de São Paulo S.A. -foreign	(209,426)	(22,526)	(76,786)	(6,501)
Boavista Banking Limited	(144,506)	(1,295)	(115,561)	(128)
Banco Finasa de Investimentos S.A.	(82,361)	(15,841)	-	-
Pontenza Leasing S.A. Arrendamento Mercantil	(40,400)	(78,567)	(493,047)	(15,307)
Banco Boavista Interatlântico S.A.	(26,293)	(46,871)	(72,982)	(514)
Boavista S.A. -Arrendamento Mercantil	-	(25,583)	(191,417)	(5,733)
Banco de Crédito Real de Minas Gerais S.A.	-	(31,292)	-	(19,347)
Banco BEA S.A.	-	(7,670)	(137,031)	(11,097)
Other subsidiary and associated companies	(106,496)	(22,888)	(37,637)	(638)

Interbank deposits:
Banco Finasa S.A.	4,745,509	730,519	3,501,620	516,729
Banco Boavista Interatlântico S.A. - foreign	662,062	40,496	825,257	4,357
Banco BCN S.A.	74,324	406,553	3,178,259	285,064
Banco Mercantil de São Paulo S.A.	-	88,915	782,917	55,804
Other subsidiary and associated companies	-	540	1,850	8,605

Deposits received under security repurchase agreements/open market investments (f):
Deposits received under security repurchase agreements:

Banco BCN S.A.	(984,615)	(88,778)	(500,301)	(47,843)
Banco Baneb S.A.	(426,438)	(54,831)	(18,602)	(277)
Banco Mercantil de São Paulo S.A.	(381,709)	(43,380)	(338,690)	(44,182)
Banco Boavista Interatlântico S.A.	(151,765)	(170,971)	(1,030)	(1,422)
Banco Finasa S.A.	(33,107)	(6,278)	(38,022)	(6,483)
Bradesco S.A. – CTVM	(23,054)	(7,426)	(53,047)	(8,211)
Banco de Crédito Real de Minas Gerais S.A.	(3,501)	(92,606)	-	(315)
Other subsidiary and associated companies	(23,527)	(25,244)	(10,626)	(1,146)

Open market investments:
Banco BCN S.A.	480,087	4,536	18,001	141,978
Banco Baneb S.A.	415,362	62,980	16,511	12,024
Banco Boavista Interatlântico S.A.	125,202	214,490	1,306,013	33,344
Banco Mercantil de São Paulo S.A.	120,469	28,805	8,265	1,681
Banco BEA S.A.	-	11,409	7,230	23,152
Other subsidiary and associated companies	-	12,149	1,589	6,767

Derivative financial instruments (g):
Banco Finasa S.A.	324,849	234,779	-	-
Banco BCN S.A.	(40)	91,441	192	(31,139)
Bradesco BCN Leasing S.A. Arrendamento Mercantil	19	317	33	(14,229)
Banco Mercantil de São Paulo S.A.	-	(46,476)	-	-
Other subsidiary and associated companies	-	-	-	3,594

Borrowings and onlendings - foreign (h):
Banco Bradesco Luxembourg S.A.	(68,704)	(1,961)	(35,532)	(645)
Banco BCN S.A.	(34,542)	(2,714)	(302,387)	(10,518)
Banco Boavista Interatlântico S.A.	(22,858)	(579)	(14,331)	(289)
Other subsidiary and associated companies	(4,341)	(279)	(16,103)	(558)

Securitization transactions (i)
International diversified Payment Rights Company	(1,150,565)	(29,083)	-	-
Brasilian Merchant Voucher Receivables Limited	(790,613)	(23,170)	-	-

Reimbursement of costs (j):
Bradesco BCN Leasing S.A. Arrendamento Mercantil	195	1,492	69	1,026

Services rendered (k):
Scopus Tecnologia S.A.	(1,974)	(96,134)	(158)	(75,274)
CPM S.A.	(173)	(35,082)	(5,050)	(35,448)
Other subsidiary and associated companies	(16)	1,256	(10)	147

Branch rents:
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	(32,240)	-	(49,162)
Banco Mercantil de São Paulo S.A.	-	(9,377)	-	-
Bradesco Capitalização S.A.	-	(6,755)	-	(1,709)
Bradesco Vida e Previdência S.A.	-	(5,965)	-	(7,723)
Bradesco Seguros S.A.	-	(2,772)	-	(4,812)
Other subsidiary and associated companies	-	(8,751)	-	(6,579)

Foreign securities (l):
Banco BCN S.A.	39,301	1,835	85,246	23,021
Bradesco Securities, Inc	(20,805)	(456)	-	-
Banco Mercantil de São Paulo Internacional S.A.	-	(200)	(47,217)	(311)
Other subsidiary and associated companies	-	(458)	-	42

Securities:
Bradesco BCN Leasing S.A. Arrendamento Mercantil	1,636,242	266,305	-	-
Cibrasec – Companhia Brasileira de Securitização	391	-	867	-

Interbank onlendings (m):
Banco BCN S.A.	(15,197)	(194)	-	(519)
Other subsidiary and associated companies	-	(573)	-	(1,975)

Healthcare plans (n):
Bradesco Seguros S.A.	-	(145,469)	-	(119,919)

Private pension plans (o):
Bradesco Vida e Previdência S.A.	-	(219,360)	-	(102,309)

a) Interest attributed to own capital/dividends declared by the companies.

b) Foreign exchange portfolio transactions in the interbank market for ready settlement.

c) Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.

d) These payables are recorded as a counter-entry to exchange purchases pending settlement.

e) Short-term interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).

f) Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates.

g) Differences between amounts receivable and payable on swaps.

h) Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates.

i) This comprise securitization of the future flow of payment orders received from abroad and securitization of the future flow of credit card bill receivables from foreign cardholders abroad.

j) Costs reimbursed by Bradesco BCN Leasing S.A. Arrendamento Mercantil to Banco Bradesco S.A. on account of the use of its Branch network facilities for contracting lease operations.

k) Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.

l) Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.

m) Payables on interbank onlendings -funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.

n) Payments made by Banco Bradesco S.A. for healthcare plans of employees and their dependents.

o) Contributions made by Banco Bradesco S.A. to private pension plans for employees and directors.

33) FINANCIAL INSTRUMENTS

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. The process used to manage these risks involves the Organization's diverse levels and embraces a range of different policies and strategies. The risk management policies are generally conservative and seek to limit absolute loss to a minimum.

Credit risk

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with borrowers and their related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence.

Bradesco's credit policy is designed to ensure maximum security, quality and liquidity in the investment of assets, as well as flexible and profitable business, minimizing risks inherent to this type of operation and directing the establishment of operating limits and the granting of credit. Accordingly, the Credit Department and Committees located at the Bank's Headquarters are critical to policy implementation since they are responsible for gearing and managing this core strategic activity. The Branches work within varying limits, according to the size and types of underlying guarantee, subject to a centralized evaluation and accordingly in line with the Organization’s credit and risk management policy. Operations involving less significant amounts are subject to specialized automated credit scoring systems, maximizing the speed and security of the approvals process, based on strict protection standards. Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolios. This risk is closely monitored by the financial market to avoid loss for the institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases and future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

	At December 31, 2003 - In thousands of reais

Risk Factors	2003	2002

Prefixed	5,888	5,407
Exchange coupon	17,999	33,142
Foreign currency	2,907	2,876
Floating rate	11	11
Correlated effect	(5,858)	(4,014)

VaR (Value at Risk)	20,947	37,422

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis. At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

	In thousands of reais

Calculation Basis - Capital Adequacy Ratio (Basel):	CONSOLIDATED BRADESCO

	Financial (1)	Economic-financial (2)

Stockholders’ equity	13,546,880	13,546,880
Minority interest	11,028	112,729

Reference equity -level I	13,557,908	13,659,609
Reference equity -level II (subordinated debt)	4,813,874	4,813,874

Total reference equity (level I + level II)	18,371,782	18,473,483

Risk weighted assets	92,568,660	107,296,785

Capital adequacy ratio at December 31, 2003	19.85%	17.22%

Capital adequacy ratio at December 31, 2002	17.89%	15.79%

Variation in the Capital Adequacy Ratio (Basel) - %

Ratio in December 2002	17.89	15.79
Movement in stockholders’ equity:	4.83	4.16
• Retained Earnings	2.70	2.35
• Capital increase	1.65	1.44
• Interest attributed to own capital	(1.58)	(1.37)
• Mark-to-market adjustment - securities and derivatives	0.51	0.44
• Subordinated debt	1.71	1.48
• Other	(0.16)	(0.18)
Variation in weighted assets:	(2.87)	(2.73)
• Securities	(0.65)	(1.19)
• Credit operations	(0.65)	(0.53)
• Clearing of checks and similar	(0.02)	(0.01)
• Deferred tax assets	(0.66)	(0.47)
• Risk (swap, market, interest and exchange rates)	(0.14)	(0.10)
• Memorandum accounts	(0.50)	(0.39)
• Other assets	(0.25)	(0.04)
Ratio in December 2003	19.85	17.22
(1) Financial companies only.
(2) Financial and non-financial companies.

b) Market value

The book values, net of allowances for mark-to-market, of the main financial instruments and their corresponding market values at December 31, 2003 and 2002, are summarized as follows:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO

	2003			2002

	Book Value	Market Value	Potential Gain (loss)	Potential Gain (loss)

Assets:
Securities and derivative financial instruments	53,804,780	54,531,434	726,654	(337,105)
Credit and leasing operations	54,335,984	54,802,191	466,207	(363,908)
Investments (1)	862,323	928,170	65,847	(3,189)

Liabilities:
Time deposits	22,943,146	22,960,779	(17,633)	6,712
Funds from acceptance and issuance of securities	6,846,896	6,895,252	(48,356)	15,074
Borrowings and onlendings	14,794,783	14,973,319	(178,536)	603,305
Provision for exchange variation	-	-	-	504,160
Subordinated debt	4,994,810	5,286,388	(291,578)	332,087
Treasury stock	(7,432)	(7,731)	389	12,098
Total	-	-	722,605	775,612
(1) Not including increment in investments in associated companies.

Determination of market value of financial instruments:

  Securities, investments, subordinated debt and other liabilities are based on the average quotation prevailing in the corresponding markets at the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, price definition models, quotation models or quotations for instruments with similar characteristics.
  Prefixed credit operations were determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Bank for new contracts with similar features practiced on the balance sheet date.
  Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving financial instruments, which are recorded in balance sheet or memorandum accounts, for its own account and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

(I) The amounts of the instruments recorded in balance sheet and memorandum accounts at December 31, 2003 are summarized below:

	At December 31, 2003 -In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	Overall Amount	Net Amount	Overall Amount	Net Amount

Futures contracts
Purchase commitments:	12,306,487		11,321,858
- Foreign currency	10,347,736	-	9,376,091	-
- Interbank market	1,958,751	-	1,945,767	-
Sale commitments:	17,635,285		17,358,652
- Foreign currency	12,273,540	1,925,804	12,043,486	2,667,395
- Interbank market	5,361,745	3,402,994	5,315,166	3,369,399

Option contracts
Purchase commitments:	3,501		3,501
- Foreign currency	3,501	-	3,501	-
Sale commitments:	148,221		148,221
- Foreign currency	148,221	144,720	148,221	144,720

Forward contracts
Purchase commitments:	29,120		24,120
- Foreign currency	24,120	-	24,120	-
- Interbank market	5,000	5,000	-	-
Sale commitments:	993,803		993,803
- Foreign currency	993,803	969,683	993,803	969,683

Swap contracts
Asset position:	10,337,675		12,843,082
- Foreign currency	4,549,829	761,325	3,969,037	655,195
- Interbank market	2,926,237	-	2,413,189	-
- SELIC (Special Clearance and Custody System)	1,037,202	1,005,261	432,003	414,821
- Reference rate (TR)	924,089	922,862	827,369	827,369
- Pre-fixed	738,019	-	5,054,460	4,418,556
- IGP-M (General Price Index - Market)	118,848	-	107,024	-
- Other	43,451	39,412	40,000	40,000

Liability position:	10,151,213		12,348,390
- Interbank market	5,040,363	2,114,126	8,162,316	5,749,127
- Foreign currency	3,788,504	-	3,313,842	-
- Pre-fixed	1,059,234	321,215	635,904	-
- IGP-M	225,905	107,057	219,146	112,122
- SELIC	31,941	-	17,182	-
- Reference rate (TR)	1,227	-	-	-
- Other	4,039	-	-	-

Derivatives include operations falling due in D+1 to be settled in currency at December 31, 2003 price levels.

Amounts relating to swap contracts are recorded in securities and derivative financial instruments and related outstanding amounts receivable total R$ 231,826 thousand and R$ 528,496thousand on an unconsolidated basis and amounts payable, classified in liabilities - derivative financial instruments, total R$ 45,364 thousand and R$ 33,804 thousand on an unconsolidated basis.

(II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

	At December 31, 2003 - In thousands of reais

CONSOLIDATED BRADESCO

	Restated Cost	Adjustment to Market Value	Market Value

Derivatives - adjustment receivable	199,120	33,191	232,311
Derivatives - adjustment payable	(42,581)	(9,788)	(52,369)
Total	156,539	23,403	179,942

	At December 31, 2003 - In thousands of reais

BRADESCO

	Restated Cost	Adjustment to Market Value	Market Value

Derivatives - adjustment receivable	475,961	53,020	528,981
Derivatives - adjustment payable	(33,496)	(7,313)	(40,809)
Total	442,465	45,707	488,172

(III) Futures, option, forward and swap contracts fall due as follows:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO

	Up to 90 Days	From 91 to 180 Days	From 181 to 360 Days	More than 360 Days	2003	2002

Futures contracts	15,821,633	1,884,038	6,379,705	5,856,396	29,941,772	9,595,609
Swap contracts	3,176,926	2,226,391	2,018,336	2,684,196	10,105,849	8,955,965
Forward contracts	955,475	28,502	38,946	-	1,022,923	680,073
Option contracts	69,923	-	81,799	-	151,722	20,994
Total in 2003	20,023,957	4,138,931	8,518,786	8,540,592	41,222,266
Total in 2002	4,821,134	2,713,581	3,349,808	8,368,218		19,252,641

	At December 31, 2003 - In thousands of reais

	BRADESCO

	Up to 90 Days	From 91 to 180 Days	From 181 to 360 Days	More than 360 Days	2003	2002

Futures contracts	15,729,251	1,558,884	5,698,749	5,693,626	28,680,510	4,535,062
Swap contracts	3,492,804	2,609,471	2,821,929	3,390,382	12,314,586	5,289,173
Forward contracts	955,475	23,502	38,946	-	1,017,923	375,073
Option contracts	69,923	-	81,799	-	151,722	-
Total in 2003	20,247,453	4,191,857	8,641,423	9,084,008	42,164,741
Total in 2002	1,905,298	1,879,020	2,093,763	4,321,227		10,199,308

(IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts and corresponding amounts:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO	BRADESCO

Government Securities:
National Treasury Bonds	825,199	642,543
Central Bank Notes	330,437	330,437
Financial Treasury Notes	38,794	208
Federal Treasury Notes	6,863	-
Total	1,201,293	973,188

V) We present below the amounts of net revenue and expense recorded in income for the year ended December 31:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Swap contracts	499,047	(1,501,517)	257,225	(1,126,426)
Forward contracts	38,264	(16,143)	34,350	(14,819)
Option contracts	34,413	5,564	8,537	6,470
Futures contracts	(516,532)	(561,151)	(254,096)	(490,810)
Total	55,192	(2,073,247)	46,016	(1,625,585)

(VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

BM&F (floor)	32,565,562	11,404,750	31,299,300	5,810,860
CETIP (counter)	8,656,704	7,847,891	10,865,441	4,388,448
Total	41,222,266	19,252,641	42,164,741	10,199,308

34) EMPLOYEE BENEFITS

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund - FIFE.

The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management Ltda. is responsible for the financial administration of the FIFE funds.

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) at December 31, 2003 total R$ 710,957 thousand and are fully covered by the net equity of the corresponding FIFE fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities at December 31, 2003 totals R$ 1,676,233 thousand and is fully covered by guaranteeing assets.

The subsidiary Banco Baneb S.A. (into which Banco BEA S.A. was merged - Note 2) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The participants ceased to contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

The subsidiary Banco Baneb S.A. and its subsidiaries are sponsors of supplementary pension plans of the defined contribution (PGBL) and defined benefits type, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Based on the report of the independent actuary, the present value of the actuarial liabilities of the defined benefits plan and its assets for coverage of the obligations assumed by Baneb is presented below:

At December 31, 2003 - In thousands of reais

Net plan assets	314,514
Actuarial liabilities	280,748
Excess	33,766

Main assumptions used in the actuarial appraisal:

Nominal discount rate	11.30 % p.a.
Nominal minimum expected return on assets	11.30 % p.a.
Nominal future salary growth rate	8.15 % p.a.
Nominal social security and plan benefit growth rate	5.00 % p.a.
Inflation rate	5.00 % p.a.
General mortality biometric table	UP84 with 1 year adjustment
Disability entry biometric table	Mercer table
Expected turnover rate	0.30/(years of service + 1)
Actuarial method	Projected unit credit

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the year totaled R$ 293,696 thousand (2002 -R$ 137,729 thousand), BRADESCO - R$ 219,360 thousand (2002 -R$ 102,309 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 1,025,502 thousand (2002 -R$ 764,778 thousand), R$ 784,908 thousand on an unconsolidated basis (2002 -R$ 593,296 thousand) for the year.

35) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Income before income tax and social contribution	2,712,032	2,496,088	1,830,943	1,757,831
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(922,091)	(848,670)	(622,521)	(597,663)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	1,777	21,970	646,230	616,093
Exchange gains (loss)	(165,736)	376,787	(66,134)	195,047
Non-deductible expenses, net of non-taxable income	16,387	(349,439)	(12,656)	(206,329)
Deferred tax assets recorded in prior-years	215,811	-	77,833	-
Interest attributed to own capital (paid and accrued)	457,986	321,974	457,986	321,974
Interest attributed to own capital (received)	-	(2,872)	-	(64,418)
Other amounts	(782)	19,987	(5,342)	53
Income tax and social contribution benefit (expense)	(396,648)	(460,263)	475,396	264,757

b) Statement of income tax and social contribution benefit (expense)

	At December 31, 2003 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2003	2002	2003	2002

Deferred tax assets
Amount recorded/realized for the six-month period on temporary additions	543,863	486,395	451,189	369,943
Amount recorded/offset on opening balances:
Negative basis of social contribution	(8,344)	(19,526)	-	-
Tax loss	(156,891)	(114,863)	-	-
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	12,793	-	-	-
Tax loss	119,696	-	-	-
Temporary additions	83,322	-	77,833	-
Recorded for the six-month period:
Negative basis of social contribution	8,007	16,518	-	-
Tax loss	14,089	40,319	-	-
Subtotal	616,535	408,843	529,022	369,943

Current taxes
Income tax and social contribution payable	(1,013,183)	(869,106)	(53,626)	(105,186)

Provision for income tax and social contribution for the period	(396,648)	(460,263)	475,396	264,757

c) Statement of deferred income tax and social contribution assets

	In thousands of reais

	CONSOLIDATED BRADESCO

	Balance at December 31, 2002	Opening Balance Acquisitions	Recorded	Realized	Balance at December 31, 2003

Allowance for loan losses	2,109,843	79,406	1,020,191	661,289	2,548,151
Provision for civil contingencies	86,056	10,068	37,595	14,002	119,717
Provision for tax contingencies	570,816	6,935	106,715	157,941	526,525
Provision for labor claims	200,212	65,512	152,871	140,960	277,635
Allowance for mark-to-market of securities and investments	126,502	9,873	43,238	31,053	148,560
Provision for loss on non-operating assets	86,524	3,281	50,708	59,055	81,458
Mark-to-market adjustment of trading securities	78,298	-	96,487	103,563	71,222
Amortization of goodwill	29,664	-	366,410	14,531	381,543
Other	123,920	81,758	81,112	145,748	141,042

Total deferred tax assets on temporary differences	3,411,835	256,833	1,955,327	1,328,142	4,295,853
Tax losses and negative basis of social contribution	443,461	158,019	154,585	165,235	590,830
Subtotal	3,855,296	414,852	2,109,912	1,493,377	4,886,683
Mark-to-market adjustment of securities available for sale	152,570	-	20,692	132,799	40,463
Social contribution - Provisional Measure 2158-35 of August 24, 2001	952,445	-	-	39,022	913,423
Total deferred tax assets (Note 13b)	4,960,311	414,852	2,130,604	1,665,198	5,840,569

Deferred tax liabilities	473,684	4,484	397,147	253,347	621,968

Deferred tax assets net of deferred tax liabilities	4,486,627	410,368	1,733,457	1,411,851	5,218,601

-Percentage of net deferred tax assets on total reference equity (Note 33a)	31.1%				28.2%
-Percentage of net deferred tax assets on total assets	3.1%				3.0%

	In thousands of reais

	BRADESCO

	Balance at December 31, 2002	Recorded	Realized	Balance at December 31, 2003

Allowance for loan losses	1,504,214	800,549	378,618	1,926,145
Provision for civil contingencies	43,710	20,159	7,910	55,959
Provision for tax contingencies	354,158	37,467	135,221	256,404
Provision for labor claims	120,267	109,150	51,346	178,071
Allowance for mark-to-market of securities and investments	21,102	5,190	9,266	17,026
Provision for loss on non-operating assets	51,937	14,453	31,128	35,262
Provision for interest atributed to own capital	-	132,495	-	132,495
Other	29,043	42,044	18,996	52,091
Total deferred tax assets on temporary differences	2,124,431	1,161,507	632,485	2,653,453
Mark-to-market adjustment of securities available for sale	10,327	13,336	10,327	13,336
Social contribution - Provisional Measure 2158-35 of August 24, 2001	505,072	-	-	505,072
Total deferred tax assets (Note 13b)	2,639,830	1,174,843	642,812	3,171,861

Deferred tax liabilities	141,992	144,937	135,970	150,959

Deferred tax assets net of deferred tax liabilities	2,497,838	1,029,906	506,842	3,020,902

-Percentage of net deferred tax assets on total reference equity (Note 33a)	17.5%			16.9%
-Percentage of net deferred tax assets on total assets	2.4%			2.1%

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative basis of social contribution

	In thousands of reais

	CONSOLIDATED BRADESCO

	Temporary Difference		Tax Loss and Negative Basis

	Income Tax	Social Contribution	Income Tax	Social Contribution	Total

2004	961,179	345,638	92,164	28,859	1,427,840
2005	977,108	325,665	103,774	34,171	1,440,718
2006	1,153,871	342,388	83,849	21,711	1,601,819
2007	100,834	30,020	93,328	22,125	246,307
2008	48,795	10,355	98,406	12,443	169,999
Total	3,241,787	1,054,066	471,521	119,309	4,886,683

	In thousands of reais

	BRADESCO

	Temporary Difference		Tax Loss and Negative Basis

	Income Tax	Social Contribution	Income Tax	Social Contribution	Total

2004	593,198	211,089	-	-	804,287
2005	600,810	208,016	-	-	808,826
2006	746,413	240,929	-	-	987,342
2007	23,605	2,894	-	-	26,499
2008	23,605	2,894	-	-	26,499
Total	1,987,631	665,822	-	-	2,653,453

	In thousands of reais

	CONSOLIDATED BRADESCO

	Deferred Tax Assets and Social Contribution - Provisional Measure 2158-35

	2004	2005	2006	2007	2008	2009 to 2013	Total

Amount	33,040	36,407	36,463	49,866	78,648	678,999	913,423

	In thousands of reais

	BRADESCO

	Deferred Tax Assets and Social Contribution - Provisional Measure 2158-35

	2004	2005	2006	2007	2008	2009 to 2012	Total

Amount	2,536	7,522	10,767	15,404	27,710	441,133	505,072

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, totals R$ 5,133,936 thousand (R$ 2,798,899 thousand on an unconsolidated basis) of which R$ 3,925,211 thousand (R$ 2,427,274 thousand on an unconsolidated basis) comprises temporary differences, R$ 520,818 thousand comprises tax losses and negative basis of social contribution and R$ 687,907 thousand (R$ 371,625 thousand on an unconsolidated basis) comprises deferred social contribution assets - MP. 2158-35.

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 154,276 thousand.

f) Deferred tax liabilities

The Bradesco Organization has deferred tax liabilities in the amount of R$ 621,968 thousand (R$ 150,959 thousand on an unconsolidated basis) relating to: income tax and social contribution, PIS and COFINS on mark-to-market adjustments of securities and derivative financial instruments - R$ 423,328 thousand (R$ 122,952 thousand on an unconsolidated basis); excess depreciation - R$ 128,667 thousand; revaluation reserve -R$ 52,495 thousand; and others - R$ 17,478 thousand (R$ 28,007 thousand on an unconsolidated basis).

36) OTHER INFORMATION

a) The net assets of the investment funds and portfolios managed by the Bradesco Organization at December 31, 2003 totaled R$ 81,526,479 thousand (2002 - R$ 54.258.665 thousand).

b) On November 6, 2003, Banco Bradesco S.A., through its subsidiary Banco Finasa S.A., entered into a “Private Agreement for the Purchase of Stockholdings and Other Accords”, for the purpose acquiring the total capital stock of Banco Zogbi S.A. and its subsidiaries Promovel Empreendimentos e Serviços Ltda., Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda., for the amount of R$ 650,000 thousand. The transaction depends on approval by the corresponding authorities and the conclusion of the due diligence.

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, January 30, 2004

Board of Directors

Chairman	Department Directors	Regional Directors
Lázaro de Mello Brandão	Adineu Santesso	Ademar Monteiro de Moraes
	Airton Celso Exel Andreolli	Alexandre da Silva Glüher
Vice Chairman	Alfredo Antônio Lima de Menezes	Altair Antônio de Souza
Antônio Bornia	André Rodrigues Cano	Aurélio Guido Pagani
	Antônio Carlos Del Cielo	Claudio Fernando Manzato
Members	Candido Leonelli	Elias Rodrigues Malheiro
Dorival Antônio Bianchi	Carlos Laurindo Barbosa	Idevalter Borba
Mário da Silveira Teixeira Júnior	Carlos Roberto Parenti	José Antônio Salmazi
Márcio Artur Laurelli Cypriano	Denise Pauli Pavarina de Moura	Laércio Carlos de Araújo Filho
João Aguiar Alvarez	Douglas Tevis Francisco	Luiz Carlos de Carvalho
Denise Aguiar Alvarez Valente	Fernando Jorge Buso Gomes	Paulo de Tarso Monzani
José Fonollosa García	Hélio Machado dos Reis	Paulo Ricardo da Silva Barra
Ricardo Espírito Santo Silva Salgado	Jair Delgado Scalco	Raimundo Nonato Ribeiro
	João Batistela Biazon	Renaud Roberto Teixeira
Board of Executive Officers	João Cariello de Moraes Filho	Roberto José Barbarini
	José Carlos Perri	Sebastião Carlos Pereira da Silva
Executive Officers	José Luiz Rodrigues Bueno	Siladelfo Rodrigues Guerra
José Maria Soares Nunes
President	Josué Augusto Pancini	Disclosure Committee
Márcio Artur Laurelli Cypriano	Karl Heinz Kern	José Luiz Acar Pedro
	Luiz Alves dos Santos	Julio de Siqueira Carvalho de Araujo
Executive Vice-Presidents	Luiz Carlos Angelotti	Milton Almicar Silva Vargas
Décio Tenerello	Luiz Fernando Peres	Carlos Alberto Rodrigues Guilherme
Laércio Albino Cezar	Marcos Bader	Domingos Figueiredo de Abreu
Arnaldo Alves Vieira	Maria Eliza Sganserla	Luiz Carlos Angelotti
Luiz Carlos Trabuco Cappi	Mário Luiz Lancellotti	Denise Pauli Pavarina de Moura
Sérgio Socha	Mauro Roberto Vasconcellos Gouvêa	Romulo Nagib Lasmar
Julio de Siqueira Carvalho de Araujo	Milton Clemente Juvenal	Jean Philippe Leroy
Milton Almicar Silva Vargas	Nilton Pelegrino Nogueira
José Luiz Acar Pedro	Odilardo Guerreiro Rodrigues
Norberto Pinto Barbedo	Osvaldo Corrêa Fonseca
Ricardo Dias
Managing Directors	Roberto Elias Abud Squeff
Armando Trivelato Filho	Roberto Sobral Hollander
Carlos Alberto Rodrigues Guilherme	Romulo Nagib Lasmar
José Alcides Munhoz	Sérgio Alexandre Figueiredo Clemente
José Guilherme Lembi de Faria	Sergio Sztajn
Luiz Pasteur Vasconcellos Machado	Toshifumi Murata
Milton Matsumoto	Valter Crescente
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello

Departamento de Contadoria Geral (Accounting Department)
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5

Report of the Fiscal Council (Conselho Fiscal)

Banco Bradesco S.A.

The undersigned members of the Audit Committee of Banco Bradesco S.A., in the performance of their legal and statutory duties, having reviewed the Directors’ Report and the Financial Statements for the year ended December 31, 2003, as well as the technical study addressing the feasibility of the generation of taxable income, brought to present value, for the purpose of realizing deferred tax assets, in compliance with CVM Instruction 371 of June 27, 2002, Resolution 3059 of December 20, 2002, of the National Monetary Council and Circular 3171 of December 30, 2002, of the Brazilian Central Bank and based on the unqualified report of KPMG Auditores Independentes, declare that said documents, based on the corporate legislation in force, present fairly the financial position of the Company, recommending the approval thereof by the Stockholders’ Ordinary Meeting.

Cidade de Deus, Osasco, SP, January 30, 2004

Ricardo Abecassis E. Santo Silva
Sócrates Fonseca Guimarães
Oswaldo de Moura Silveira

Independent Auditors’ Report

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco -SP

We have examined the balance sheets of Banco Bradesco S.A. and the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards applied in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Bradesco S.A. and the consolidated financial position of Banco Bradesco S.A. and its subsidiaries as of December 31, 2003 and 2002 and the results of its operations, changes in its stockholders’ equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

January 30, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Walter Iório	Cláudio Rogélio Sertório
Accountant CRC 1SP084113/O-5	Accountant CRC 1SP212059/O-0

For further information, please contact:

Board of Executive Officers

José Luiz Acar Pedro - Executive Vice-President
and Director of Investor Relations

Phone: (# 55 11) 3681 – 4011

e-mail: 4000.acar@bradesco.com.br

General Secretariat – Investor Relations

Jean Philippe Leroy – Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus – Prédio Novo – 5º andar
Osasco – SP - 06029-900
BRAZIL

www.bradesco.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.